Alliance & Leicester

Alliance & Leicester plc
Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

1 October 2008

Dear Sir or Madam

**File No. 82-4964**
**Alliance & Leicester plc, Rule 12g3-2(b) Exemption**

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 August to 30 September 2008.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

pp Sandra Odell
Deputy Secretary

*Tel :* *0116 200 4352*
*Fax :* *0116 200 4390*
*Email :* *sandra.odell@alliance-leicester.co.uk*

*ENCLS*

1990006 (9/06)

**Alliance & Leicester plc**

**Rule 12g3-2(b) File No. 82-4964**
**List of Enclosed Information**

**August/September 2008**

**Information made public pursuant to the laws of England and Wales**

G88(2) Return of Allotment of Shares x 14 – various dates

**Information filed with the UKLA or the LSE and made public thereby**

Notification of Transactions of Persons discharging managerial responsibility or connected persons

| | |
|---|---|
| Various | 6 August 2008 |
| Various | 8 September 2008 |

Form TR-1 Notification of Major Interests in Shares

| | |
|---|---|
| Aviva plc & its subsidiaries | 7 August 2008 |
| Capital Group International Inc | 10 September 2008 |
| The Goldman Sachs Group Inc | 23 September 2008 |
| The Goldman Sachs Group Inc | 24 September 2008 |

Announcements –

| | |
|---|---|
| Voting Rights and Capital | |
| Rule 2.10 Disclosures x 14 | |
| Recommendation of Acquisition by Banco Santander re posting of Scheme Document x 2 | 11 August 2008 and 19 August 2008 |
| Court Meeting & Extraordinary General Meeting Results | 16 September 2008 |

**Information distributed to the Company's security holders**

Summary of Recommended Acquisition by Banco Santander – 14 July 2008
Shareholder Voting Information
Scheme of Arrangement

co form File No. 82-4964 RECEIVED **88(2)**

2008 OCT -8 P 12:23

(Revised 2005)

OFFICE OF INTERNATIONAL

*Please complete in typescript, or in bold black capitals.*

CHFP010

# Return of Allotment of Shares

**Company Number** 3263713

**Company Name in full** Alliance & Leicester plc

## Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 05 | 08 | 2008 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 30,766 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 3.3325 | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

## If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100% | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted: N/A

*(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

**When you have completed and signed the form please send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland
**DX 235 Edinburgh or LP - 4 Edinburgh 2**

# Names and addresses of the allottees

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s): Capita IRG Limited | Class of shares allotted | Number allotted |
| Address: 34 Beckenham Road<br>Beckenham<br>Kent | | |
| UK postcode: VR3 4TU | | |
| Name(s): | Class of shares allotted | Number allotted |
| Address: | | |
| UK postcode: | | |
| Name(s): | Class of shares allotted | Number allotted |
| Address: | | |
| UK postcode: | | |
| Name(s): | Class of shares allotted | Number allotted |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

**Signed** [signature] **Date** 5 August 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

**Contact Details**
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leics LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 3263713

**Company name in full** ALLIANCE AND LEICESTER PLC

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | Day | Month | Year |
|---|---|---|---|
| From | 04 | 08 | 2008 |
| To | 04 | 08 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 2258 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.00 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100 | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

N/A

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name SEE ATTACHED SCHEDULE<br>Address<br><br>UK Postcode | Class of shares allotted<br>ORDINARY 50p | Number allotted<br>2258 |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 6.8.2008

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan

**Batch NO** 177

**Schedule of Allotments**

**Date of Exercise:** **04/08/2008**

| Forename | Surname | Address | | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Alan David | Wall | The Grange | Cat Tail Lane | Scarisbrick | West Lancs | PR8 5LW | | 1,129 | 1,129 | 0 | 0 |
| Alan David | Wall | The Grange | Cat Tail Lane | Scarisbrick | West Lancs | PR8 5LW | | 1,129 | 1,129 | 0 | 0 |
| | | | | | | | 0 | **2,258** | **2,258** | **0** | **0** |

Companies House
for the record

File No. 82-4964

RECEIVED
2008 OCT -8 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 3263713

**Company name in full** ALLIANCE AND LEICESTER PLC

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 06 | 08 | 2008 | 06 | 08 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 2143 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.00 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100 | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | N/A |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name SEE ATTACHED SCHEDULE<br>Address<br><br>UK Postcode | Class of shares allotted<br>ORDINARY 50p | Number allotted<br>2143 |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7·8·2008

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC |
| CARLTON PARK NARBOROUGH LEICESTER LE19 0AL |
| Tel 0116 200 2778 |
| DX number 11000 DX exchange |

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan

**Batch NO** 178

**Schedule of Allotments**

**Date of Exercise:** **05/08/2008**

| Forename | Surname | Address | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|
| Nicola | Veall | 60 Howard Road | Clarendon Park | Leicester | LE2 1XH | | 630 | 630 | 0 | 0 |
| Nicola | Veall | 60 Howard Road | Clarendon Park | Leicester | LE2 1XH | | 630 | 630 | 0 | 0 |
| Nicola | Veall | 60 Howard Road | Clarendon Park | Leicester | LE2 1XH | | 883 | 883 | 0 | 0 |
| | | | | | | 0 | **2,143** | **2,143** | **0** | **0** |

Companies House — for the record —

# File No. 82-4964

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 3263713

**Company name in full** ALLIANCE AND LEICESTER PLC

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 07 | 08 | 2008 | 07 | 08 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 1482 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.00 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100 | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | N/A |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name SEE ATTACHED SCHEDULE | Class of shares allotted | Number allotted |
| Address | ORDINARY 50p | 1482 |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** ______________________ **Date** 11.8.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan
**Batch NO** 179 DBS

**Schedule of Allotments**
**Date of Exercise:** **07/08/2008**

| Forename | Surname | Address | | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Rodney Denis | McMichael | Glenshesk | Six Acres | Broughton Astley | LE16 7SE | Leicestershire | | 241 | 241 | 0 | 0 |
| Rodney Denis | McMichael | Glenshesk | Six Acres | Broughton Astley | LE16 7SE | Leicestershire | | 669 | 669 | 0 | 0 |
| Rodney Denis | McMichael | Glenshesk | Six Acres | Broughton Astley | LE16 7SE | Leicestershire | | 572 | 572 | 0 | 0 |
| | | | | | | | **0** | **1,482** | **1,482** | **0** | **0** |

File No. 82-4964

RECEIVED

2008 OCT -8 P 12:23

FICE OF INTERNATI... CORPORATE FIN...

Companies House
*for the record*

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***

**CHWP000**

| | |
|---|---|
| **Company Number** | 3263713 |
| **Company name in full** | ALLIANCE AND LEICESTER PLC |
| | |

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 12 | 08 | 2008 | 12 | 08 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 1232 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.00 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100 | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | N/A |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name SEE ATTACHED SCHEDULE<br>Address<br>UK Postcode | Class of shares allotted<br>ORDINARY 50p | Number allotted<br>1232 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13.8.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan

**Batch NO** 180

**Schedule of Allotments**

**Date of Exercise:** **12/08/2008**

| Forename | Surname | Address | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|
| Kevin John | Chowne | 13 Glebe Road | West Bridgford | Nottingham | NG2 6DS | | 616 | 616 | 0 | 0 |
| Kevin John | Chowne | 13 Glebe Road | West Bridgford | Nottingham | NG2 6DS | | 616 | 616 | 0 | 0 |
| | | | | | | 0 | **1,232** | **1,232** | **0** | **0** |

File No. 82-4964

Companies House
— for the record —

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 3263713

**Company name in full** ALLIANCE AND LEICESTER PLC

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 19 | 08 | 2008 | 19 | 08 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 1134 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | Nil | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100 | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | N/A |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name SEE ATTACHED SCHEDULE<br>Address<br><br>UK Postcode | Class of shares allotted<br>ORDINARY 50p | Number allotted<br>1134 |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** [signature] **Date** 26.8.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC |
| CARLTON PARK NARBOROUGH LEICESTER LE19 0AL |
| Tel 0116 200 2778 |
| DX number 11000 DX exchange LEICESTER14 |

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan

**Batch NO** 181

**Schedule of Allotments**

**Date of Exercise:** **19/08/2008**

| Forename | Surname | Address | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|
| James David | Bone | 2.Lynmouth | Gilmorton | Lutterworth | LE17 5PG | | 567 | 236 | 331 | 0 |
| James David | Bone | 2 Lynmouth | Gilmorton | Lutterworth | LE17 5PG | | 567 | 237 | 330 | 0 |
| | | | | | | 0 | **1,134** | **473** | **661** | **0** |

File No. 82-4964

Companies House
for the record

RECEIVED
2008 OCT -8 P 12:28
FICE OF INTERNATIONAL
CORPORATE FINANCE

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 3263713

**Company name in full** ALLIANCE AND LEICESTER PLC

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 22 | 08 | 2008 | 22 | 08 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 2334 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | Nil | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100 | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | N/A |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name SEE ATTACHED SCHEDULE | Class of shares allotted | Number allotted |
| Address | ORDINARY 50p | 2334 |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28.8.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan

**Batch NO** 182

**Schedule of Allotments**

**Date of Exercise:** **22/08/2008**

| Forename | Surname | Address | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|
| Susan | Styles | The Banks | Daventry Road | Newnham | Northants | NN11 3HF | 1,167 | 482 | 685 | 0 |
| Susan | Styles | The Banks | Daventry Road | Newnham | Northants | NN11 3HF | 1,167 | 483 | 684 | 0 |
| | | | | | | 0 | **2,334** | **965** | **1,369** | **0** |

File No. 82-4964

Companies House — for the record

RECEIVED
2008 OCT -8 P 12:28
FICE OF INTERNATIONAL CORPORATE FINANCE

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 3263713

**Company name in full** ALLIANCE AND LEICESTER PLC

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 27 | 08 | 2008 | 28 | 08 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 3956 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | Nil | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100 | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name SEE ATTACHED SCHEDULES<br>Address<br><br>UK Postcode | Class of shares allotted<br>ORDINARY 50p | Number allotted<br>3956 |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date 29.8.08.

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| | |
|---|---|
| SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC | |
| CARLTON PARK NARBOROUGH LEICESTER LE19 0AL | |
| | Tel 0116 200 2778 |
| DX number 11000 | DX exchange LEICESTER14 |

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan
**Batch NO** 183

**Schedule of Allotments**
**Date of Exercise:** **27/08/2008**

| Forename | Surname | Address | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|
| Christopher William | Gladman | Martlets | 8 Albert Street | Kibworth Harcourt | LE16 7SE | Leicestershire | 949 | 392 | 557 | 0 |
| Christopher William | Gladman | Martlets | 8 Albert Street | Kibworth Harcourt | LE16 7SE | Leicestershire | 682 | 281 | 401 | 0 |
| Christopher William | Gladman | Martlets | 8 Albert Street | Kibworth Harcourt | LE16 7SE | Leicestershire | 949 | 392 | 557 | 0 |
| Christopher William | Gladman | Martlets | 8 Albert Street | Kibworth Harcourt | LE16 7SE | Leicestershire | 682 | 281 | 401 | 0 |
| | | | | | | **0** | **3,262** | **1,346** | **1,916** | **0** |

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan

**Batch NO** 183

**Schedule of Allotments**

**Date of Exercise:** **28/08/2008**

| Forename | Surname | Address | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|
| Graham Charles | Long | 15 Sumatra Road | West Hampstead | London | LE16 7SE | 694 | 694 | 0 | 0 |
| | | | | | | **694** | **694** | **0** | **0** |

File No. 82-4964

Companies House
for the record

RECEIVED
2008 OCT -8 P 12:2?
OFFICE OF INTERNAT... CORPORATE FIN...

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 3263713

**Company name in full** ALLIANCE AND LEICESTER PLC

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 29 | 08 | 2008 | 29 | 08 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 8013 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | Nil | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100 | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | N/A |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name SEE ATTACHED SCHEDULES | Class of shares allotted | Number allotted |
| Address | ORDINARY 50p | 8013 |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed [signature] Date 2 September 2008

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC |
| CARLTON PARK NARBOROUGH LEICESTER LE19 0AL |
| Tel 0116 200 2778 |
| DX number 11000 DX exchange LEICESTER14 |

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan

**Batch NO** 186

**Schedule of Allotments**

**Date of Exercise:** **29/08/2008**

| Forename | Surname | Address | | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Andrew Charles | Haygarth | Wydders Barn | Free Green Lane | Lower Peover | Knutsford | Cheshire | WA16 9QU | 1,306 | 1,306 | 0 | 0 |
| Nicola Jane | Veall | 60 Howard Road | Clarendon Park | Leicester | Leicestershire | | LE2 1XH | 1,016 | 1,016 | 0 | 0 |
| Nicola Jane | Veall | 60 Howard Road | Clarendon Park | Leicester | Leicestershire | | LE2 1XH | 883 | 883 | 0 | 0 |
| Andrew Charles | Haygarth | Wydders Barn | Free Green Lane | Lower Peover | Knutsford | Cheshire | WA16 9QU | 1,306 | 1,306 | 0 | 0 |
| | | | | | | | | **4,511** | **4,511** | **0** | **0** |

**ALLIANCE & LEICESTER PLC**

**Scheme** Alliance & Leicester plc 2006 Restricted Share Plan
**Batch NO** 184

**Schedule of Allotments**
**Date of Exercise:** **29 August 2008**

| Forenames | Surname | Address | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|
| Robert Leslie | Towers | 27 Winwick Park Avenue | Winwick | Warrington | Cheshire | WA2 8XB | 790 | 790 | 0 | 0 |
| Robert Leslie | Towers | 27 Winwick Park Avenue | Winwick | Warrington | Cheshire | WA2 8XB | 561 | 561 | 0 | 0 |
| Robert Leslie | Towers | 27 Winwick Park Avenue | Winwick | Warrington | Cheshire | WA2 8XB | 77 | 77 | 0 | 0 |
| | | | | | | | **1428** | **1,428** | **0** | 0 |

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan

**Batch NO** 185

**Schedule of Allotments**

**Date of Exercise:** **29/08/2008**

| Forename | Surname | Address | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|
| Martin Paul | Harrison | 11 The Greenway | Kibworth Beauchamp | Leicester | Leicestershire | LE16 7SE | 454 | 454 | 0 | 0 |
| Richard | Davies | 20 Elizabeth Way | The Beeches | Uppingham Oakham | Leicestershire | LE16 7SE | 583 | 583 | 0 | 0 |
| Martin Paul | Harrison | 11 The Greenway | Kibworth Beauchamp | Leicester | Leicestershire | LE16 7SE | 454 | 454 | 0 | 0 |
| Richard | Davies | 20 Elizabeth Way | The Beeches | Uppingham Oakham | Leicestershire | LE16 7SE | 583 | 583 | 0 | 0 |
| | | | | | | | **2,074** | **2,074** | **0** | 0 |

File No. 82-4964

Companies House
*for the record*

RECEIVED
2008 OCT -8 P 12:20
FICE OF INTERNATIONAL
CORPORATE FINANCE

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***

**CHWP000**

**Company Number** 3263713

**Company name in full** ALLIANCE AND LEICESTER PLC

---

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 0 3 | 0 9 | 2 0 0 8 | 0 3 | 0 9 | 2 0 0 8 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 1106 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | Nil | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100 | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | N/A |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name SEE ATTACHED SCHEDULE | Class of shares allotted | Number allotted |
| Address | ORDINARY 50p | 1106 |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ____________ Date 5.9.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan

**Batch NO** 187

**Schedule of Allotments**

**Date of Exercise:** **03/09/2008**

| Forename | Surname | Address | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|
| Geoffrey Sinclair | Lloyd | 3 Grafton Drive | Ainsdale | Southport | Merseyside | PR8 2RW | 553 | 231 | 322 | 0 |
| Geoffrey Sinclair | Lloyd | 3 Grafton Drive | Ainsdale | Southport | Merseyside | PR8 2RW | 553 | 231 | 322 | 0 |
| | | | | | | | **1,106** | **462** | **644** | **0** |

File No. 82-4964

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 3263713

**Company name in full** ALLIANCE AND LEICESTER PLC

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*) | From | To |
|---|---|---|
| Day | 05 | 05 |
| Month | 09 | 09 |
| Year | 2008 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares (*ordinary or preference etc*) | ORDINARY | | |
| Number allotted | 988 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share (*including any share premium*) | Nil | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100 | | |

| | |
|---|---|
| Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*) | N/A |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name SEE ATTACHED SCHEDULE<br>Address<br>UK Postcode | Class of shares allotted<br>ORDINARY 50p | Number allotted<br>988 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9 September 2008

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan
**Batch NO** 188

**Schedule of Allotments**
**Date of Exercise:** **05/09/2008**

| Forename | Surname | Address | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|
| Colin Stanley | Jones | Kelani | 13 Sunningdale Drive | Blundellsands | Merseyside | L23 7XA | 494 | 207 | 287 | 0 |
| Colin Stanley | Jones | Kelani | 13 Sunningdale Drive | Blundellsands | Merseyside | L23 7XA | 494 | 207 | 287 | 0 |
| | | | | | | | **988** | **414** | **574** | **0** |

File No. 82-4964

Companies House
— for the record —

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 3263713

**Company name in full** ALLIANCE AND LEICESTER PLC

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 10 | 09 | 2008 | 10 | 09 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 1504 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | Nil | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100 | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | N/A |

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ  DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB  DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name SEE ATTACHED SCHEDULE<br>Address<br><br>UK Postcode | Class of shares allotted<br>ORDINARY 50p | Number allotted<br>1504 |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 11.9.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

**ALLIANCE & LEICESTER PLC**

**Scheme** Deferred Bonus Plan

**Batch NO** 189

**Schedule of Allotments**

**Date of Exercise:** **10/09/2008**

| Forename | Surname | Address | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|
| Darren James | Hickman | 2 Coverdale Road | Wigston | Leicestershire | LE18 3RY | 752 | 752 | 0 | 0 |
| Darren James | Hickman | 2 Coverdale Road | Wigston | Leicestershire | LE18 3RY | 752 | 752 | 0 | 0 |
| | | | | | | **1,504** | **1,504** | **0** | **0** |

File No. 82-4964

coform

# 88(2)

(Revised 2005)

*Please complete in typescript, or in bold black capitals.*
CHFP010

## Return of Allotment of Shares

**Company Number** 3263713

**Company Name in full** Alliance & Leicester plc

### Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

| | From (Day / Month / Year) | To (Day / Month / Year) |
|---|---|---|
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 05 / 09 / 2008 | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 21,542 | | |
| Nominal value of each share | 0.50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 3.0825 | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

### If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100% | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

**When you have completed and signed the form please send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland
**DX 235 Edinburgh or LP - 4 Edinburgh 2**

09/2005

# Names and addresses of the allottees

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| | Class of shares allotted | Number allotted |
| Name(s): CAPITA IRG PLC | Ordinary | 21542 |
| Address: 34 BECKENHAM ROAD<br>BECKENHAM<br>KENT | | |
| UK postcode: BR54TU | | |
| Name(s): | Class of shares allotted | Number allotted |
| Address: | | |
| UK postcode: | | |
| Name(s): | Class of shares allotted | Number allotted |
| Address: | | |
| UK postcode: | | |
| Name(s): | Class of shares allotted | Number allotted |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 16 Sept 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

**Contact Details**
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leics LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

Companies House
— for the record —

File No. 82-4964

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

| | |
|---|---|
| **Company Number** | 3263713 |
| **Company name in full** | ALLIANCE AND LEICESTER PLC |

**Shares allotted (including bonus shares):**

| | From (Day Month Year) | To (Day Month Year) |
|---|---|---|
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 17 09 2008 | 17 09 2008 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 420 | | |
| Nominal value of each share | 50p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | Nil | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | 100 | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | N/A |

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

Form revised 10/03

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name SEE ATTACHED SCHEDULE | Class of shares allotted | Number allotted |
| Address | ORDINARY 50p | 420 |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 19.9.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

**ALLIANCE & LEICESTER PLC**

**Scheme** Alliance & Leicester plc 2006 Restricted Share Plan

**Batch NO** 190

**Schedule of Allotments**

**Date of Exercise:** **16 September 2008**

| Forenames | Surname | Address | | | | | Quantity to Exercise | Issue to Cazenove Nominees Limited (Sale) | Issue to participant | Issue to Spouse |
|---|---|---|---|---|---|---|---|---|---|---|
| Christopher | Richardson | 41 Lynton Drive | Hillside | Southport | Merseyside | PR8 4QG | 214 | 214 | 0 | 0 |
| Christopher | Richardson | 41 Lynton Drive | Hillside | Southport | Merseyside | PR8 4QG | 135 | 135 | 0 | 0 |
| Christopher | Richardson | 41 Lynton Drive | Hillside | Southport | Merseyside | PR8 4QG | 71 | 71 | 0 | 0 |
| | | | | | | | **420** | **420** | **0** | **0** |

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**



1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

| Name | Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR | (1)(b) Director | Number of Shares Acquired | Price per Share £ |
|---|---|---|---|---|
| D J Bennett | Yes | Yes | 37 | 3.3325 |
| C S Rhodes | Yes | Yes | 37 | 3.3325 |
| R L Banks | Yes | Yes | 37 | 3.3325 |
| I D Buchanan | Yes | Yes | 37 | 3.3325 |
| S G Dawkins | Yes | | 37 | 3.3325 |
| B P Glover | Yes | | 37 | 3.3325 |
| T S Lloyd | Yes | | 37 | 3.3325 |
| G Pilkington | Yes | | 37 | 3.3325 |
| G Wilkinson | Yes | | 37 | 3.3325 |

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

333

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£3.3325

13. Date and place of transaction

5 August 2008 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

5 August 2008

15. Any additional information

None

16. Name of contact and telephone number for queries

Helen Armitage

Telephone: 0116 200 3828

**Name of duly authorised officer responsible for making notification**

Simon Lloyd
Group Secretary

**Date of notification**

**6 August 2008**

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**



1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

| Name | Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR | (1)(b) Director | Number of Shares Acquired | Price per Share £ |
|---|---|---|---|---|
| D J Bennett | Yes | Yes | 41 | 3.0825 |
| C S Rhodes | Yes | Yes | 41 | 3.0825 |
| R L Banks | Yes | Yes | 41 | 3.0825 |
| I D Buchanan | Yes | Yes | 41 | 3.0825 |
| S G Dawkins | Yes | | 41 | 3.0825 |
| B P Glover | Yes | | 41 | 3.0825 |
| T S Lloyd | Yes | | 41 | 3.0825 |
| G Pilkington | Yes | | 41 | 3.0825 |
| G Wilkinson | Yes | | 41 | 3.0825 |

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

369

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£3.0825

13. Date and place of transaction

5 September 2008 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

5 September 2008

15. Any additional information

None

16. Name of contact and telephone number for queries

Helen Armitage

Telephone: 0116 200 3828

**Name of duly authorised officer responsible for making notification**

Simon Lloyd
Group Secretary

**Date of notification**

**8 September 2008**

RECEIVED
2008 OCT -8 P 12:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

| TR-1: Notifications of Major Interests in Shares |
|---|

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | **Alliance & Leicester plc** |

| **2. Reason for notification** (yes/no) | |
|---|---|
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify):______________ | |

| | |
|---|---|
| **3. Full name of person(s) subject to notification obligation:** | **Aviva plc & its subsidiaries** |
| **4. Full name of shareholder(s)** (if different from 3): | Registered Holder:<br><br>BNY Norwich Union Nominees Limited **2,627,775***<br><br>Chase GA Group Nominees Limited **7,457,061***<br><br>Chase Nominees Limited **563,237***<br><br>CUIM Nominees Limited **1,546,337***<br><br>Vidacos Nominees Limited **75,588**<br><br>* denotes direct interest |
| **5. Date of transaction** (and date on which the threshold is crossed or reached if different): | 7 August 2008 |
| **6. Date on which issuer notified:** | 11 August 2008 |
| **7. Threshold(s) that is/are crossed or reached:** | 3% to ,3% Change at Direct Interest level |

| 8: Notified Details |
|---|

| A: Voting rights attached to shares | | | | | | | |
|---|---|---|---|---|---|---|---|
| Class/type of shares<br>If possible use ISIN code | Situation previous to the triggering transaction | | Resulting situation after the triggering transaction | | | | |
| | Number of shares | Number of voting rights | Number of shares | Number of voting rights | | Percentage of voting rights | |
| | | | | Direct | Indirect | Direct | Indirect |
| Ordinary shares ISIN GB0000386143 | 15,974,081 | 15,974,081 | 12,269,998 | 12,269,998 | Not applicable | 2.91% | Not disclosable |

| B: Financial Instruments | | | | |
|---|---|---|---|---|
| Resulting situation after the triggering transaction | | | | |
| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/converted) | Percentage of voting rights |
| N/A | | | | |

| Total (A+B) | |
|---|---|
| Number of voting rights | Percentage of voting rights |
| 12,269,998 | 2.91% |

**9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:**

See Section 4

**Proxy Voting:**

| | |
|---|---|
| **10. Name of proxy holder:** | **See Section 4** |
| **11. Number of voting rights proxy holder will cease to hold:** | |
| **12. Date on which proxy holder will cease to hold voting rights:** | |
| **13. Additional information:** | Based on issued share capital of 420,998,903 |
| **14 Contact name:** | **Neil Whittaker** |
| **15. Contact** | **01603 684420** |

| TR-1: Notifications of Major Interests in Shares |
|---|

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | **Alliance & Leicester plc** |

| **2. Reason for notification** (yes/no) | |
|---|---|
| An acquisition or disposal of voting rights | **Yes** |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify):______________ | |

| | |
|---|---|
| **3. Full name of person(s) subject to notification obligation:** | **Capital Group International, Inc** |
| **4. Full name of shareholder(s)** (if different from 3): | |
| **5. Date of transaction** (and date on which the threshold is crossed or reached if different): | **10 September 2008** |
| **6. Date on which issuer notified:** | **11 September 2008** |
| **7. Threshold(s) that is/are crossed or reached:** | **4%** |

**8: Notified Details**

**A: Voting rights attached to shares**

| Class/type of shares If possible use ISIN code | Situation previous to the triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | Number of shares | Number of voting rights | | Percentage of voting rights | |
| | | | | Direct | Indirect | Direct | Indirect |
| Ordinary shares ISIN | 21,272,035 | 21,272,035 | 21,015,799 | | 21,015,799 | | 4.9914% |

| B: Financial Instruments |
|---|

| Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|
| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/converted) | Percentage of voting rights |
| N/A | | | | |

| Total (A+B) | |
|---|---|
| Number of voting rights | Percentage of voting rights |
| 21,015,799 | 4.9914% |

**9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:**

| | Number of Shares | Percentage of Outstanding |
|---|---|---|
| **Capital Group International, Inc ("CGII") holdings** | **21,015,799** | **4.991%** |
| Holdings by CGII Management Companies and Funds: | | |
| - Capital Guardian Trust Company | 8,766,007 | 2.082% |
| - Capital International Limited | 9,976,448 | 2.369% |
| - Capital International S.A. | 382,466 | 0.091% |
| - Capital International, INC | 1,890,878 | 0.449% |

| Proxy Voting: | |
|---|---|
| 10. Name of proxy holder: | |
| 11. Number of voting rights proxy holder will cease to hold: | |
| 12. Date on which proxy holder will cease to hold voting rights: | |
| 13. Additional information: | |
| 14 Contact name: | Vivien Tan |
| 15. Contact telephone name: | (213) 615-0469 |

| TR-1: Notifications of Major Interests in Shares |
|---|

| 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: | Alliance & Leicester plc |
|---|---|

| 2. Reason for notification (yes/no) | |
|---|---|
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): Exemption DTR 5.1.5 (1) | Yes |

| 3. Full name of person(s) subject to notification obligation: | The Goldman Sachs Group, Inc. |
|---|---|
| 4. Full name of shareholder(s) (if different from 3): | Goldman Sachs International |
| 5. Date of transaction (and date on which the threshold is crossed or reached if different): | 23 September 2008 |
| 6. Date on which issuer notified: | 25 September 2008 |
| 7. Threshold(s) that is/are crossed or reached: | 3% |

**8: Notified Details**

**A: Voting rights attached to shares**

| Class/type of shares If possible use ISIN code | Situation previous to the triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | Number of shares | Number of voting rights | | Percentage of voting rights | |
| | | | | Direct | Indirect | Direct | Indirect |
| GB0000386143 | | Below 3% | | 12,911,049 | | 3.07% | |

| B: Financial Instruments |
|---|
| Resulting situation after the triggering transaction |

| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/converted) | Percentage of voting rights |
|---|---|---|---|---|
| **N/A** | | | | |

| **Total (A+B)** | |
|---|---|
| **Number of voting rights** | **Percentage of voting rights** |
| 12,911,049 | 3.07% |

**9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:**

The interest in 12,911,049 shares arose from a beneficial Interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS inc. These shares are, or will be, registered at CREST in account CREPTEMP.

| **Proxy Voting:** | |
|---|---|
| **10. Name of proxy holder:** | **N/A** |
| **11. Number of voting rights proxy holder will cease to hold:** | **N/A** |
| **12. Date on which proxy holder will cease to hold voting rights:** | **N/A** |
| **13. Additional information:** | **General email contact**<br>**shareholderdisclosure@gs.com** |
| **14 Contact name:** | **Sean Rogers / Alan Cox** |
| **15. Contact telephone name:** | **0207-552-9205 / 0207-774-8774** |

| TR-1: Notifications of Major Interests in Shares |
|---|

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | **Alliance & Leicester plc** |

| **2. Reason for notification** (yes/no) | |
|---|---|
| An acquisition or disposal of voting rights | **Yes** |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): Exemption DTR 5.1.5 (1) | |

| | |
|---|---|
| **3. Full name of person(s) subject to notification obligation:** | **The Goldman Sachs Group, Inc.** |
| **4. Full name of shareholder(s)** (if different from 3): | **Goldman Sachs International** |
| **5. Date of transaction** (and date on which the threshold is crossed or reached if different): | **24 September 2008** |
| **6. Date on which issuer notified:** | **26 September 2008** |
| **7. Threshold(s) that is/are crossed or reached:** | **Below 3%** |

**8: Notified Details**

**A: Voting rights attached to shares**

| Class/type of shares If possible use ISIN code | Situation previous to the triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | Number of shares | Number of voting rights | | Percentage of voting rights | |
| | | | | Direct | Indirect | Direct | Indirect |
| GB0000386143 | 12,911,049 | 3.07% | | | | | |

**B: Financial Instruments**

**Resulting situation after the triggering transaction**

| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/converted) | Percentage of voting rights |
|---|---|---|---|---|
| **N/A** | | | | |

| **Total (A+B)** | |
|---|---|
| **Number of voting rights** | **Percentage of voting rights** |
| | Below 3% |

**9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:**

We hereby notify you that as at close of business 24 September 2008, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares.

| **Proxy Voting:** | |
|---|---|
| **10. Name of proxy holder:** | **N/A** |
| **11. Number of voting rights proxy holder will cease to hold:** | **N/A** |
| **12. Date on which proxy holder will cease to hold voting rights:** | **N/A** |
| **13. Additional information:** | **General email contact**<br>**shareholderdisclosure@gs.com** |
| **14 Contact name:** | **Sean Rogers / Alan Cox** |
| **15. Contact telephone name:** | **0207-552-9205 / 0207-774-8774** |

**Alliance & Leicester plc ('the Company')**
**Voting Rights and Capital**

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 31 July 2008 consists of:

420,962,254 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 420,962,254. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue 420,962,254 ordinary shares of 50 pence each. The International Securities Identification Number for shares is GB0000386143.

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue 420,964,512 ordinary shares of 50 pence each. The International Securities Identification Number for shares is GB0000386143.

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue 420,995,278 ordinary shares of 50 pence each. The International Securities Identification Number for shares is GB0000386143.

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue 420,997,421 ordinary shares of 50 pence each. The International Securities Identification Number for shares is GB0000386143.

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue the following share capital and voting information:

The Company's issued share capital as at 7 August 2008 consists of:

> 420,998,903 Ordinary Shares of 50p each with voting rights, and
>
> 300,000* Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 420,998,903. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

The International Securities Identification Number for shares is GB0000386143.

* Previous announcements referred to 300,000,000 Preference Shares in issue - the correct number of Preference Shares is 300,000, which were issued at a value of £300,000,000.

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue the following share capital and voting information:

The Company's issued share capital as at 12 August 2008 consists of:

421,000,135 Ordinary Shares of 50p each with voting rights, and

300,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 421,000,135. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

The International Securities Identification Number for shares is GB0000386143.

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue the following share capital and voting information:

The Company's issued share capital as at 19 August 2008 consists of:

421,001,269 Ordinary Shares of 50p each with voting rights, and

300,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 421,001,269. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

The International Securities Identification Number for shares is GB0000386143.

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue the following share capital and voting information:

The Company's issued share capital as at 22 August 2008 consists of:

421,003,603 Ordinary Shares of 50p each with voting rights, and

300,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 421,003,603. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

The International Securities Identification Number for shares is GB0000386143.

RECEIVED
2008 OCT -8 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue the following share capital and voting information:

The Company's issued share capital as at 27 August 2008 consists of:

421,006,865 Ordinary Shares of 50p each with voting rights, and

300,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 421,006,865. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

The International Securities Identification Number for shares is GB0000386143.

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue the following share capital and voting information:

The Company's issued share capital as at 29 August 2008 consists of:

421,007,559 Ordinary Shares of 50p each with voting rights, and

300,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 421,013,498. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

The International Securities Identification Number for shares is GB0000386143.

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue the following share capital and voting information:

The Company's issued share capital as at 29 August 2008 consists of:

421,013,498 Ordinary Shares of 50p each with voting rights, and

300,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 421,013,498. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

The International Securities Identification Number for shares is GB0000386143.

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue the following share capital and voting information:

The Company's issued share capital as at 5 September 2008 consists of:

421,039,208 Ordinary Shares of 50p each with voting rights, and

300,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 421,039,208. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

The International Securities Identification Number for shares is GB0000386143.

Alliance & Leicester plc ("Alliance & Leicester")



Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue the following share capital and voting information:

The Company's issued share capital as at 10 September 2008 consists of:

421,040,712 Ordinary Shares of 50p each with voting rights, and

300,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 421,040,712. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

The International Securities Identification Number for shares is GB0000386143.

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue the following share capital and voting information:

The Company's issued share capital as at 17 September 2008 consists of:

421,041,132 Ordinary Shares of 50p each with voting rights, and

300,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 421,041,132. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

The International Securities Identification Number for shares is GB0000386143.

**Recommended acquisition**

**of**

**Alliance & Leicester plc**

**by**

**Banco Santander, S.A.**

**to be implemented by means of a scheme of arrangement under Part 26 of the Companies Act 2006**

**11 August 2008**

**Posting of Scheme Document**

On 14 July 2008 Banco Santander, S.A. (**Banco Santander**) and Alliance & Leicester plc (**A&L**) announced the recommended acquisition by Banco Santander for A&L which is to be effected by means of a scheme of arrangement under sections 895 to 899 of the Companies Act 2006. Further to that announcement, Banco Santander and A&L announce that the Panel on Takeovers and Mergers have granted them an extension in respect of the requirement under Rule 30.1 of the City Code on Takeovers and Mergers to post the scheme document within 28 days.

The scheme document will be posted to A&L shareholders (other than A&L shareholders in certain excluded jurisdictions as will be specified in the scheme document) on or around 19 August 2008.

- ends -

**Enquiries:**

**Banco Santander**

| | |
|---|---|
| Angel Santodomingo | + 34 91 259 6514 |

**A&L**

| | |
|---|---|
| Press Office | +44 (0) 116 200 3355 |
| Mark Jones (Investor Relations) | +44 (0) 116 200 4492 |

*Dealing Disclosure Requirements*

*Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Banco Santander or A&L, all "dealings" in any " relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, or on which the "offer period" for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Banco Santander or A&L, they will be deemed to be a single person for the purpose of Rule 8.3*

*Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Banco Santander or A&L by Banco Santander or A&L, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.*

*A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.*

*"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.*

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

**Recommended acquisition**

**of**

**Alliance & Leicester plc**

**by**

**Banco Santander, S.A.**

**to be implemented by means of a scheme of arrangement under Part 26 of the Companies Act 2006**

**19 August 2008**

**Posting of Scheme Document**

On 14 July 2008, Alliance & Leicester plc (**A&L**) and Banco Santander, S.A. (**Banco Santander**) announced their agreement on the terms of a recommended acquisition by Banco Santander for A&L.

On 11 August 2008, A&L and Banco Santander announced that the Panel on Takeovers and Mergers had granted them an extension in respect of the requirement under Rule 30.1 of the City Code on Takeovers and Mergers to post the Scheme Document within 28 days of the date of announcing a firm intention to make an offer, and that the Scheme Document would be posted to A&L Shareholders (other than A&L Shareholders in certain excluded jurisdictions) on or around 19 August 2008.

A&L and Banco Santander today announce that they have posted the Scheme Document relating to the Acquisition to A&L Shareholders other than A&L Shareholders in certain excluded jurisdictions.1 The Acquisition is to be implemented by means of a scheme of arrangement under Part 26 of the Companies Act 2006.

The Scheme Document contains the terms of the Acquisition and notices of the Court Meeting and the A&L EGM necessary to implement the Scheme. Subject to obtaining the approval of A&L Shareholders and the Court, and the satisfaction, or where applicable the waiver of the other Conditions (as set out the Scheme Document), the Scheme is expected to become effective on 10 October 2008.

[1] The excluded jurisdictions are: Anguilla, Algeria, Austria, Barbados, Bahrain, Brunei Darussalam, Brazil, Bahamas, Botswana, Belize, Chile, China, Colombia, Costa Rica, Dominican Republic, Egypt, Fiji, Germany, Grenada, Gibraltar, Indonesia, India, British Indian Ocean Territory, Jamaica, Jordan, Kenya, Kampuchea Democratic, Korea, Kuwait, Lebanon, Malaysia, Monaco, Morocco, Mauritius, Malawi, Nigeria, Oman, Papua New Guinea, Philippines, Pakistan, Qatar, Rwanda, Saudi Arabia, Sri Lanka, Turks and Caicos Islands, Taiwan, Tunisia, Turkey, Trinidad and Tobago, Ukraine, Virgin Islands, Zambia and Zimbabwe.

The Court Meeting and the A&L EGM will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA on 16 September 2008. The Court Meeting will commence at 11.00 a.m. and the A&L EGM at 11.10 a.m. (or, if later, as soon as the Court Meeting has been concluded or adjourned)

The expected timetable of principal events is as follows:

| DATE/EXPECTED DATE (2008) | EVENT |
|---|---|
| Wednesday 3 September | Ex-dividend date for A&L Interim Dividend |
| Friday 5 September | Dividend Record Time for A&L Interim Dividend (4.30 p.m.) |
| Sunday 14 September | Deadlines for receipt by the Registrars of completed Forms of Proxy and Forms of Direction: blue forms for the Court Meeting (11.00 a.m.) and orange forms for the A&L EGM (11.10 a.m.) The same deadlines apply for votes cast online. |
| Tuesday 16 September | Court Meeting (11.00 a.m.) and A&L EGM (11.10 a.m.) at the ICC, Birmingham |
| Monday 6 October | Expected A&L Dividend Payment date |
| Friday 10 October | Last day for dealings in A&L Shares * |
| Friday 10 October | Effective Date - New Banco Santander Shares to be issued * |
| Tuesday 14 October | Dealings in New Banco Santander Shares on the market of Bolsas de Valores expected to commence.* Admission to listing of the New Banco Santander Shares on the London Stock Exchange expected to occur * |
| Friday 31 October | Record date for Banco Santander third quarter interim dividend |
| Monday 3 November | Expected payment date for Banco Santander third quarter interim dividend * |

* These dates are indicative only. They will depend, amongst other things, on the dates upon which the Court actually approves the Scheme and/or confirms the associated reduction in capital.

Unless otherwise stated, references to times are to UK time.

Copies of the Scheme Document are available for inspection during normal business hours on any Business Day at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AD, as soon as practicable after this announcement up to and including the Effective Date (or, if applicable, the date the Scheme lapses or is withdrawn).

Copies of the Scheme Document will also be available for inspection at the UK Listing Authority's Document Viewing Facility at The Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS (Tel: 020 7066 1000) from 19 August 2008.

In addition, the Scheme Document will also be available on A&L's website (http://www.alliance-leicester-group.co.uk/html/santander/disclaimer.asp) as soon as practicable after this announcement.

Terms defined in the Scheme Document shall have the same meaning in this announcement.

- ends -

**Enquiries:**

**Banco Santander**

| | |
|---|---|
| Angel Santodomingo | + 34 91 259 6514 |

**A&L**

| | |
|---|---|
| Stuart Dawkins | +44 (0) 116 200 3088 |
| Ginny Broad | +44 (0) 116 200 2551 |
| Press Office | +44 (0) 116 200 3355 |
| Mark Jones (Investor Relations) | +44 (0) 116 200 4492 |

*The distribution of this announcement in jurisdictions other than Spain, the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.*

*This announcement has been prepared for the purposes of complying with English law, the Listing Rules of the UK Listing Authority, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.*

*Dealing Disclosure Requirements*

*Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Banco Santander or A&L, all "dealings" in any " relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (UK time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on*

*which the Scheme becomes effective, or on which the "offer period" for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Banco Santander or A&L, they will be deemed to be a single person for the purpose of Rule 8.3. Please consult your financial advisor immediately if you believe this Rule may be applicable to you.*

*Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Banco Santander or A&L by Banco Santander or A&L, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (UK time) on the London business day following the date of the relevant transaction.*

*A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.*

*"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.*

*Terms above in quotation marks are defined in the City Code which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose dealing under Rule 8 you should consult the Panel.*

16 September 2008

**ALLIANCE & LEICESTER PLC SHAREHOLDERS VOTE IN FAVOUR OF ACQUISITION BY BANCO SANTANDER, S.A.**



**COURT MEETING AND EXTRAORDINARY GENERAL MEETING RESULTS**

Alliance & Leicester plc (the "Company") today announced that at the meeting convened by direction of the Court and held earlier today, 16 September 2008, (the "Court Meeting") and at the subsequent Extraordinary General Meeting of shareholders (the "EGM") to approve the proposed scheme of arrangement (the "Scheme") between the Company and the holders of Scheme Shares (as defined in the circular to shareholders dated 19 August 2008 (the "Circular")) to implement the acquisition of the Company by Banco Santander, S.A., all resolutions were passed by the requisite majority on a poll.

The European Commission also granted approval for the transaction under the EC Merger Regulations on 15 September, 2008. Subject, amongst other things, to High Court approval, the Scheme is expected to become effective on Friday 10 October 2008 and dealing in the new shares of Banco Santander, S.A. is expected to commence on Tuesday 14 October 2008.

Commenting on the Court Meeting and EGM results, Roy Brown, Acting Chairman of Alliance & Leicester plc, said:

"We welcome our shareholders' approval of the offer from Santander, which was unanimously recommended by the Board of Alliance & Leicester. The economic outlook and continuing uncertainty in financial markets have reinforced the Board's view that this transaction is in the best interests of shareholders, customers and other stakeholders.

"Should all approvals go through on time, Alliance & Leicester will become a wholly owned subsidiary of Banco Santander from 10 October 2008."

**Voting Results**

COURT MEETING - RESOLUTION TO APPROVE THE SCHEME

| | | |
|---|---|---|
| Number of shareholders voting For | 94,951 | 84.18% |
| Number of shareholders voting Against | 17,839 | 15.82% |
| | | 100% |

*Note: the requirement was for a majority in number of shareholders voting to vote For.*

| | | |
|---|---|---|
| Number of shares voting For | 179,957,379 | 96.51 % |
| Number of shares voting Against | 6,507,571 | 3.49% |
| | | 100% |

*Note: the requirement was for the number of shares voted For to be at least 75% of shares voted.*

EGM – SPECIAL RESOLUTION, AS SET OUT IN THE CIRCULAR

| | | |
|---|---|---|
| Number of shares voting For | 183,290,764 | 96.76% |
| Number of shares voting Against | 6,143,924 | 3.24% |
| Number of shares Withheld* | 791,197 | |
| | | 100% |

*Note: the requirement was for the number of shares voted For to be at least 75% of shares voted.*
** Withheld votes are not included when calculating the proportion of votes For the resolution.*

The total number of shares eligible to vote was 421,040,712.

In accordance with paragraph 9.6.2 of the Listing Rules, two copies of all resolutions passed will be available, along with copies of this announcement, at the UKLA Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Tel: 020 7066 1000.

**Enquiries:**

Stuart Dawkins +44 (0) 116 200 3088
Ginny Broad / Press Office +44 (0) 116 200 3355
Mark Jones (Investor Relations) +44 (0) 116 200 4492

The Directors of the Company accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement has been prepared for the purposes of complying with English law, the Listing Rules of the UK Listing Authority, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for the Company as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for the Company as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Rothschild, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for the Company as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to customers of Rothschild nor for providing advice in relation to the Acquisition, or any matter referred to herein.

**Dealing Disclosure Requirements**

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Banco Santander, S.A. ("Banco Santander") or the Company, all "dealings" in any " relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (UK time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, or on which the "offer period" for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Banco Santander or the Company, they will be deemed to be a single person for the purpose of Rule 8.3. Please consult your financial advisor immediately if you believe this Rule may be applicable to you.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Banco Santander or the Company by Banco Santander or the Company, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (UK time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms above in quotation marks are defined in the City Code which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose dealing under Rule 8 you should consult the Panel.

*NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.*

**FOR IMMEDIATE RELEASE**



# Recommended acquisition of Alliance & Leicester plc by Banco Santander S.A.

**to be implemented by means of a scheme of arrangement under sections 895 to 899 of the Companies Act 2006**

**14 July 2008**

## Summary


- Santander and A&L are pleased to announce that they have reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of A&L by Santander.

- Under the terms of the Acquisition, A&L Shareholders will receive one Santander Share for every three A&L Shares. Prior to the Effective Date, A&L intends to declare an interim dividend of 18 pence in cash per A&L Share.

- Based on the Closing Price of Euro 11.23 per Santander Share on 11 July 2008, being the last Business Day prior to this announcement, the Acquisition values each A&L Share at 299 pence and the existing issued share capital of A&L at approximately £1,259 million, representing a premium of approximately 36.4 per cent. to the Closing Price of 219.25 pence per A&L Share on 11 July 2008. Taking into account the interim dividend, the total value is 317 pence and represents a premium of 44.6 per cent. to such Closing Price.

- The Acquisition allows the combination of A&L and Abbey's complementary business operations, enhancing the competitive positioning of the products and services offered by the group, benefiting customers. The combined group should also benefit from increased efficiency and should, over time, enable A&L's cost of funding to be reduced from the current high levels.

- For Santander, the Acquisition will deliver increased critical mass for the Santander Group in the UK market.

- It is intended that the Acquisition will be implemented by means of a scheme of arrangement under sections 895 to 899 of the Companies Act. It is expected that the Scheme Document will be posted in August 2008 and that, subject to the satisfaction, or where relevant waiver, of all relevant conditions, the Scheme will become effective and the Acquisition completed in or around October 2008.

- The Acquisition is conditional on, among other things, certain approvals by Santander Shareholders and A&L Shareholders and the sanction of the Scheme by the Court. Merger control approvals and regulatory clearances from, *inter alia*, the Financial Services Authority and the Bank of Spain will also need to be obtained. In order to become effective, the Scheme must be approved by a majority in number of A&L shareholders voting, representing three-fourths in value of the A&L Shares that are voted, at the Court Meeting. In addition, a special resolution implementing the Scheme and sanctioning the related reduction of capital must be passed by A&L Shareholders representing 75 per cent. of the votes cast at the A&L Extraordinary General Meeting.

- Santander is a group of banking and financial companies that operates through a network of offices and subsidiaries across Spain and other European and Latin American countries (including the United Kingdom). As at 11 July 2008, Santander Group was the sixth largest banking group in the world by market capitalisation and the largest banking group in the euro zone. The company has its principal place of business in Madrid. Its shares are listed on the four Spanish Stock Exchanges and on the London, Milan, Lisbon, Buenos Aires, Mexican and New York (through Santander ADRs) stock exchanges, with a market capitalisation of approximately Euro 70.2 billion based on the closing price of Santander Shares on 11 July 2008.

Commenting on the Acquisition, Emilio Botín Chairman of Santander said:

"*The acquisition of A&L will be a significant step in the development of Santander's UK business. The transaction meets Santander's return on investment target as well as being accretive for Santander Shareholders. We are very pleased to be working with the management and employees of A&L as we seek to build with Abbey one of the leading franchises in the UK banking sector.*"

Commenting on the Acquisition, Roy Brown, Acting Chairman of A&L, said:

"*The Board has taken the decision to recommend the acquisition by Santander after careful consideration. A&L is a strong and attractive business and its resilient performance is proof of the quality of its franchise. However, the Board is acutely aware of the significant external risks presented by the deterioration in economic conditions and the continuing turbulence in the financial markets. Against that background, the proposal from Santander represents value for shareholders and the combination of A&L with Santander's UK operations is an excellent fit.*"

The Acquisition will be governed by English law and will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. In addition, the Acquisition will be subject to the applicable requirements of Spanish law and regulation.

**This summary should be read in conjunction with, and is subject to, the full text of this announcement and the appendices hereto. Appendix I to this announcement contains the conditions to, and certain further terms of, the Acquisition. Appendix II to this announcement contains further details of the bases and sources of information contained in this announcement. Appendix III to this announcement contains further details relating**

**to the irrevocable undertakings received by Santander and Appendix IV contains definitions of certain expressions used in this summary and in this announcement.**

Santander is being advised by Merrill Lynch. A&L is being advised by JPMorgan Cazenove, Morgan Stanley and Rothschild.

*THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE, ANY SECURITIES OR THE SOLICITATION OF ANY APPROVAL IN ANY JURISDICTION, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.*

*The distribution of this announcement in jurisdictions other than Spain, the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.*

*This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.*

*The New Santander Shares to be received by A&L Shareholders under the Scheme have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Santander Shares have been, or will be, applied for in any such jurisdiction. It is expected that the New Santander Shares will be issued in reliance upon the exemption from the registration requirements of that Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, A&L Shareholders who are or will be "affiliates" of Santander prior to or after the Effective Date will be subject to certain transfer restrictions relating to the New Santander Shares received in connection with the Scheme.*

*A&L will prepare the Scheme Document which will be distributed to A&L Shareholders. Santander and A&L strongly advise A&L Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Acquisition. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document. This announcement does not constitute a prospectus or prospectus equivalent document. A&L Shareholders are advised to read carefully the formal documentation in relation to the Acquisition once the Scheme Document has been dispatched.*

*Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Santander as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Santander for providing the protections afforded to customers of Merrill Lynch nor for providing advice in relation to the Acquisition, or any matter referred to herein.*

*JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice in relation to the Acquisition, or any matter referred to herein.*

*Morgan Stanley, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition, or any matter referred to herein.*

*Rothschild, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Rothschild nor for providing advice in relation to the Acquisition, or any matter referred to herein.*

*Dealing Disclosure Requirements*

*Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Santander or A&L, all "dealings" in any " relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, or on which the "offer period" for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Santander or A&L, they will be deemed to be a single person for the purpose of Rule 8.3*

*Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Santander or A&L by Santander or A&L, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.*

*A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.*

*"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.*

*This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by*

*words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the Scheme. These statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Conditions, Santander's ability to successfully combine the businesses of Santander and A&L and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings 'Risk Factors' and 'Operating and Financial Review and Prospects' in Santander's annual report on Form 20-F for the year ended December 31, 2007, as filed with the US Securities and Exchange Commission. Neither Santander nor A&L undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.*

*No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Santander or A&L as appropriate.*

*NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.*

**FOR IMMEDIATE RELEASE**

**Recommended acquisition**

**of**

**Alliance & Leicester plc**

**by**

**Banco Santander S.A.**

**to be implemented by means of a scheme of arrangement under sections 895 to 899 of the Companies Act 2006**

1. **Introduction**

Santander and A&L announce that they have reached agreement on the terms of a recommended acquisition by Santander of A&L, which is to be effected by means of a scheme of arrangement under sections 895 to 899 of the Companies Act.

The A&L Board, which has been so advised by JPMorgan Cazenove, Morgan Stanley and Rothschild, considers the terms of the Acquisition to be fair and reasonable. In providing their advice to the A&L Board, JPMorgan Cazenove, Morgan Stanley and Rothschild have relied on the commercial assessment of the A&L Board. Accordingly, the A&L Board intends unanimously to recommend that A&L Shareholders vote in favour of the Scheme, as they have themselves agreed irrevocably to undertake to do (or procure to be done) in respect of their entire beneficial holdings of A&L Shares (amounting to, in aggregate, 217,524 A&L Shares, representing approximately 0.05 per cent. of the existing issued share capital of A&L). All of these irrevocable undertakings will continue to be binding if a higher competing offer for A&L is made.

The sources and bases of information contained in this announcement are set out in Appendix II. The definitions of certain expressions used in this announcement are contained in Appendix IV.

2. **The Acquisition**

Under the Scheme, and subject to the Conditions and further terms set out in Appendix I and the full terms and conditions that will be set out in the Scheme Document, Santander will issue New Santander Shares to A&L Shareholders on the following basis:

**for every 3 A&L Shares** **1 New Santander Share**

Prior to the Effective Date, A&L intends to declare an interim dividend of 18 pence in cash per A&L Share.

Based on the Closing Price of Euro 11.23 per Santander Share on 11 July 2008, being the last Business Day prior to this announcement, the Acquisition values each A&L Share at

299 pence and the existing issued share capital of A&L at approximately £1,259 million, representing a premium of approximately 36.4 per cent. to the Closing Price of 219.25 pence per A&L Share on 11 July 2008. Taking into account the interim dividend, the total value is 317 pence and represents a premium of 44.6 per cent. to such Closing Price.

This exchange ratio assumes that A&L will not declare or pay any dividend after the date of this announcement, other than the interim dividend referred to above. Should it do so, Santander will adjust the ratio downwards pro rata to reflect this.

No fractions of New Santander Shares will be allotted to holders of A&L Shares. Fractional entitlements to New Santander Shares will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the holders of A&L Shares entitled to them.

If the Scheme becomes effective the A&L Shares will be disposed of by A&L Shareholders fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching to them after the date of this announcement.

If the Acquisition had become effective today, existing Santander Shareholders would own approximately 97.8 per cent. of the issued share capital of Santander as enlarged by the Acquisition and existing A&L Shareholders approximately 2.2 per cent.

The Acquisition will be subject to the conditions and terms set out or referred to in Appendix I of this announcement and in the Scheme Document. It is expected that, subject to the satisfaction or, where relevant, waiver of all of the conditions to the Scheme, the Scheme will become effective and the Acquisition completed in or around October 2008.

Other than any Santander Shares purchased and cancelled pursuant to any existing Santander repurchase facility or any Santander Shares issued pursuant to Santander share option schemes or following the conversion of currently outstanding securities convertible into Santander Shares, if any changes are made to Santander's share capital or Santander makes an extraordinary distribution (but excluding for the avoidance of doubt any dividends made in the ordinary course) in cash or specie other than in exchange for fair value in cash or specie (the "**Santander Share Capital Change**") in either case, after the date of this announcement but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch, JPMorgan Cazenove, Morgan Stanley and Rothschild agree are fair and reasonable such that the Exchange Ratio is what it would have been had it been calculated immediately prior to the release of this announcement had the relevant Santander Share Capital Change already occurred.

Other than any A&L Shares issued pursuant to the A&L Share Option Schemes, if any changes are made to A&L's share capital or A&L makes any distribution (other than the interim dividend), whether in cash or otherwise (the "A&L Share Capital Change") after the date of this announcement but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch, JPMorgan Cazenove, Morgan Stanley and Rothschild agree are fair and reasonable such that the Exchange Ratio is what it would

have been had it been calculated immediately prior to the release of this announcement had the relevant A&L Share Capital Change already occurred.

## 3. The New Santander Shares

The New Santander Shares will be issued credited as fully paid and will rank *pari passu* in all respects with existing Santander Shares and will be entitled to all dividends and other distributions declared or paid by Santander by reference to a record date on or after the Effective Date but not otherwise. Santander pays dividends quarterly.

Further details of the rights attaching to the New Santander Shares and a description of the material differences between the rights attaching to the New Santander Shares and the A&L Shares will be set out in the Scheme Document. Santander reserves the right to satisfy in full or in part its obligation to issue the New Santander Shares to A&L Shareholders through the delivery of Santander Shares from treasury stock.

Santander's ordinary shares are listed on the four Spanish Stock Exchanges (and quoted through the Automated Quotation System of the Bolsas de Valores) and on the London, Milan, Lisbon, Buenos Aires, Mexican and New York (through Santander ADRs) stock exchanges. Applications will be made for the New Santander Shares to be admitted to listing on these exchanges. Santander had a market capitalisation of approximately Euro 70.2 billion (approximately £56.1 billion) based on the Closing Prices of Santander Shares on 11 July 2008, the last Business Day prior to the commencement of the offer period.

## 4. Background to and reasons for the Acquisition

***Strategic rationale for A&L shareholders***

A&L operates in two main business segments being Retail and Commercial Banking. A&L's strategy is to continue to enhance its position as one of the UK's leading broad-service banks. Abbey has complementary business operations which when combined with A&L will enhance the competitive positioning of the products and services offered by the group, benefiting customers.

A&L's shareholders, customers, employees and other stakeholders will also gain from the benefits of being part of a larger, more diversified banking group. In particular, being part of the enlarged Santander Group should, over time, enable A&L's cost of funding to be reduced from the current high levels. The combined group should also benefit from increased efficiency.

The Board of A&L has given careful consideration to these benefits, the relative positioning of A&L's business and its ability to grow in the current uncertain market environment.

***Strategic rationale for Santander***

Santander has a "vertical strategy" in each of the markets in which it is present. This requires Santander to be a significant local player and achieve market shares of close to 10%. The combination of A&L and Abbey, which has been performing well, will

deliver increased critical mass for the Santander Group in the UK market. The combined business will have 959 branches, which will represent a share of 7.6% in the UK market. It is also expected to have combined market shares in savings and unsecured personal loans in the UK in excess of 8%.

Analysis of A&L's operating expense ratios compared to Abbey suggests that there are opportunities to achieve enhanced efficiencies. Taking into account differences in business mix, Santander believes that there would be scope to reduce A&L's expenses by £30-50 million on a standalone basis.

Santander believes that it is possible to realise substantial benefits by transferring A&L's operations to Partenon, its proprietary IT platform, and integrating its back office functions with those of Abbey. The implementation of Partenon at Abbey is now reaching its final stages and Santander is now ready to integrate A&L. Santander believes that this integration can be completed with low risk.

A top-down analysis of potential efficiencies and integration benefits conducted by Santander suggests that the acquisition of A&L will lead to annualised cost savings (including £30-50 million of efficiency savings as referred to above) of more than £180 million (before tax) by the end of 2011. This figure has been calculated by Santander management on the basis of their experience of prior transactions (including the acquisition of Abbey) and is based on existing costs, operating structures and business volumes and Santander's proposed strategy for A&L following its acquisition.

The acquisition of A&L will accelerate Abbey's planned expansion in the SME market. A&L is developing a network of 19 business centres in Great Britain and Northern Ireland. A combination with A&L will lead to significant increases in Abbey's number of active business customers and commercial loan balances.

***Financial effects of the Acquisition, risks and mitigants***

Santander has identified a number of potential risks in connection with the Acquisition. These include credit risk concentration and liquidity risk.

Santander has developed detailed plans to mitigate these risks. These include increasing A&L's regulatory capital and coverage ratios. Santander has also, for the purposes of estimating the financial benefits of the Acquisition, assumed a higher level of credit impairments than is currently forecasted by research analysts.

Against this background and in current market conditions, Santander believes that it is consistent with its existing policies to assume that it will need to provide additional capital of £1 billion to A&L. This additional capital will be allocated to balance sheet strengthening and integration costs:

- Future adverse development in the treasury portfolio
- Previous mark-to-market losses on AFS portfolio that have not been deducted from regulatory capital to date
- Anticipated increased credit impairments through the cycle

- Improvement of coverage ratios and other balance sheet strengthening
- Restructuring charges associated with integration

To address potential liquidity risks, Santander intends to reduce the assets of the combined A&L and Abbey by between £20 billion and £30 billion over the course of two years. This will include running down the treasury portfolio over time. In estimating the financial benefits of the Acquisition, Santander has taken into account an estimated impact on profitability of such deleveraging.

Santander expects that the acquisition of A&L will produce a return on investment of approximately 19% by 2011. The calculation of the return on investment takes into account the additional £1 billion of capital referred to above. Santander also expects that the Acquisition will lead to accretion in Santander's earnings per share including synergies (before exceptional items) from 2009. This statement as to financial accretion is not, however, intended to mean that Santander's future earnings per share will necessarily exceed or match those of any prior year.

The transaction therefore meets the financial criteria that Santander has previously communicated to the market (return on investment above its cost of capital and positive EPS impact by year three).

5. **Information on A&L**

A&L is one of the UK's major financial services groups, offering a broad range of financial services and products to personal and commercial customers. At 31 December 2007, A&L Group had ordinary shareholders' equity of £1,716 million and total assets of £79 billion. For the financial year ended 31 December 2007, the A&L Group reported profit attributable to ordinary shareholders of £257 million. At the end of 2007, A&L employed 7,293 people on a full time equivalent basis, had approximately 254 branches and some 5.5 million customers . At the close of business on 11 July 2008, the last business day prior to this announcement, A&L had a stock market capitalisation of £923 million.

The A&L Group has two main business areas: Retail Banking and Commercial Banking.

Retail Banking (which accounted for approximately 73 per cent. of A&L's core operating profits before changes in the fair value and impairment of treasury investments and group items in 2007) covers the broad range of services to personal customers, focusing on the provision of mortgages, retail savings, current accounts and personal loans. A&L also operates a number of partnerships for the provision of life and general insurance, long-term investment products and credit cards.

Commercial Banking (which accounted for approximately 27 per cent. of A&L's core operating profits before changes in the fair value and impairment of treasury investments and group items in 2007) provides finance for both new and existing business customers, with significant expertise in a number of commercial lending sectors. In addition, the Group provides business banking services to SMEs and cash management and handling services for retailers and other corporates.

6. **Information on Santander**

Santander is a group of banking and financial companies that operates through a network of offices and subsidiaries across Spain and other European (including in the United Kingdom, Austria, Czech Republic, Germany, Hungary, Italy, Portugal and Norway) and Latin American countries. At 31 December 2007, the Santander Group was the largest banking group in the euro zone by market capitalisation with a stock market capitalisation of Euro 92.5 billion, stockholders' equity of Euro 51.9 billion and total assets of Euro 912.9 billion. The Santander Group had an additional Euro 151.0 billion in mutual funds, pension funds and other assets under management at that date. For the financial year ended 31 December 2007, the Santander Group reported net attributable income of Euro 9.1 billion. At that date, it employed approximately 131,819 people, had approximately 11,178 branches and some 65.1 million customers worldwide.

Founded in 1857, Santander developed a leading financial services group both in Spain and internationally. In Latin America, Santander is the leading banking franchise with majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Puerto Rico, Peru, Uruguay and Venezuela. As of 31 December 2007, the Santander Group managed a commercial banking business in Latin America with 65,628 employees and 4,498 branches. The Santander Group also owns the third largest financial group in Portugal, as well as Santander Consumer, one of the largest consumer finance franchises in Germany, Italy and other European countries.

The Santander Group has three main business areas where its commercial banking activity is complemented by global businesses: asset management and insurance, retail banking and wholesale banking (which includes its investment banking and treasury businesses).

Commercial Banking (approximately 80 per cent. of the Santander Group's profits in 2007 before financial management and holdings) covers the banking activities of the different networks and specialised units in Continental Europe (including four units: Santander Network, Banesto, European Consumer Finance and Portugal), Latin American (including the activities in Latin America conducted through Santander's subsidiary banks and finance companies) and United Kingdom (principally the Abbey business).

Asset Management and Insurance accounted for approximately 4 per cent. of the Santander Group's profits in 2007 before financial management and holdings. Asset management includes pension and mutual funds and bancassurance.

Global Wholesale Banking (approximately 16 per cent. of the Santander Group's profits in 2007 before financial management and holdings) covers its global transaction banking, global investment banking and markets businesses.

***Santander Trading***

Santander continues to trade in line with its expectations. Santander will publish its results for the second quarter of 2008 on 29 July 2008.

7. **Implementation agreement**

Santander and A&L have entered into the Implementation Agreement, which contains certain assurances in relation to the implementation of the Scheme. The Implementation Agreement also includes the following provisions:

***Break fee arrangements***

As a pre-condition to Santander agreeing to announce the Acquisition, A&L has agreed in the Implementation Agreement to pay a break fee to Santander of £12.6 million if, before the Acquisition is withdrawn or lapses or, with the consent of the Panel, is not made (i) an announcement concerning a competing proposal is made and that proposal or another competing proposal is subsequently completed or (ii) the directors of A&L fail to recommend that A&L Shareholders vote in favour of the resolutions required to implement the Acquisition at the relevant scheme and shareholder meetings or as applicable withdraw, qualify or adversely modify their recommendation.

***Non-solicitation arrangements***

A&L has agreed that it will not solicit any competing proposal. In addition, A&L has agreed to notify Santander promptly of any approach made to A&L in relation to a competing acquisition for A&L (whether by means of scheme of arrangement or otherwise) or any request for information under Rule 20.2 of the City Code.

A&L has agreed it will not offer any competing bidder transaction protections which are materially more favourable than those set out in the Implementation Agreement.

Further information regarding this agreement will be set out in the Scheme Document.

8. **Management and employees**

Santander has given assurances to the A&L Directors that the existing employment rights, including pension rights, of all management and employees of the A&L Group will be fully safeguarded following completion of the Acquisition.

9. **Irrevocable undertakings**

The members of the A&L Board have agreed irrevocably to undertake to vote in favour of the Scheme in respect of their entire beneficial holdings of A&L Shares (amounting to, in aggregate, 217,524 A&L Shares, representing approximately 0.05 per cent. of the existing issued share capital of A&L).

Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

10. **Effect of the Scheme on the A&L Share Option Schemes**

Santander intends to make appropriate proposals to award holders under the A&L Share Option Schemes. Award holders will be informed of the proposals as soon as is practicable.

## 11. Structure of the Acquisition

The Acquisition is expected to be effected by means of a scheme of arrangement between A&L and its shareholders under sections 895 to 899 of the Companies Act. The procedure involves an application by A&L to the Court to sanction the Scheme and to confirm the cancellation of A&L's currently issued ordinary share capital. In consideration for the cancellation of A&L Shares and the issue of new A&L Shares to Santander, the A&L Shareholders will receive New Santander Shares on the basis set out in paragraph 2 above.

Before the Court Orders can be sought, the Scheme will require approval (i) by A&L Shareholders at the Court Meeting and (ii) by the A&L Shareholders of certain resolutions to be proposed at the A&L Extraordinary General Meeting.

The Court Meeting will be convened by order of the Court for the purposes of considering and, if thought fit, approving the Scheme (with or without modification). The Scheme will be approved at the Court Meeting if a majority in number representing not less than 75 per cent. in value of A&L Shareholders present and voting, either in person or by proxy, vote in favour of the Scheme.

The A&L Extraordinary General Meeting will be convened for the purposes of considering and, if thought fit, passing a special resolution to approve the reduction of A&L's share capital and amendments to the A&L Articles necessary to implement the Scheme and any other resolutions that may be necessary.

The Santander General Shareholders Meeting will be convened for the purposes of considering and, if thought fit, passing resolutions to approve an increase in Santander's share capital necessary to issue the New Santander Shares under the Scheme and to give effect to the Acquisition. For the resolutions to be validly passed, the meeting will require on first call the presence (in person or by proxy) of shareholders representing at least 50 per cent. of the voting capital of Santander (in which case the resolutions may be passed by a simple majority of the Santander Shares present or represented at such meeting). On second call the meeting will require the presence (in person or by proxy) of shareholders representing at least 25 per cent. of the voting capital of Santander (in which case, if shareholders representing less than 50 per cent. of the voting capital of Santander are present (either in person or by proxy) at the meeting, the resolutions must be passed by shareholders representing at least two thirds of the Santander Shares present or represented at such meeting, and if shareholders representing 50 per cent. or more of the voting capital of Santander are present or represented at the meeting, the resolutions may be passed by shareholders representing a simple majority of the Santander Shares present or represented at such meeting). It is expected that the meeting will be held on second call. Santander has, however, reserved the right to satisfy in full or in part its obligation to issue the New Santander Shares to A&L Shareholders through the delivery of Santander Shares from treasury stock. If Santander elects to do this, then the Santander General Shareholders Meeting may not be required.

Once the necessary approvals from the A&L Shareholders and, if required, Santander Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme will become effective upon sanction by the Court and

registration of the Court Orders by the Registrar of Companies in England and Wales. Upon the Scheme becoming effective, it will be binding on all A&L Shareholders, irrespective of whether they attended or voted at the Court Meeting or the A&L Extraordinary General Meeting.

12. **De-listing of A&L Shares**

The London Stock Exchange and the UK Listing Authority will be requested respectively to cancel trading in A&L Shares on the London Stock Exchange's market for listed securities and the listing of the A&L Shares from the Official List. The last day of dealings in A&L Shares on the London Stock Exchange is expected to be the Business Day immediately prior to the Effective Date and no transfers will be registered after 6:00 p.m. on that date. On the Effective Date, share certificates in respect of A&L Shares will cease to be valid and should be destroyed. In addition, entitlements to A&L Shares held within the CREST system will be cancelled on the Effective Date.

13. **Regulatory Clearances**

The Acquisition is conditional upon obtaining merger control approvals and regulatory clearances from the Financial Services Authority, the CNMV and the Bank of Spain as well as certain other regulatory bodies in other jurisdictions. It is expected that, subject to the satisfaction or, where relevant, waiver, of all of the conditions to the Scheme, the Scheme will become effective and the Acquisition completed in or around October 2008.

14. **Settlement, listing and dealing**

Applications will be made for the New Santander Shares issued in the Acquisition to be listed on the Bolsas de Valores, quoted through the Automated Quotation System of the Bolsas de Valores and cleared and settled through Iberclear, the Spanish clearance and settlement system. Iberclear and its member entities maintain a book-entry system on which details of shareholders' holdings of, and trades, in Santander Shares will be recorded. A statement of ownership of Santander Shares will not be issued by Iberclear or its member entities unless one is requested by the Santander Shareholder. Such statement is not a definitive certificate of title. In addition, to the extent required under Spanish law and regulation, Santander will publish, and have registered and approved, a prospectus in connection with the offer, issue and/or the subsequent listing on the Bolsas de Valores of the Santander Shares to be delivered in connection with the Acquisition.

Trades in the New Santander Shares (being Spanish securities) are not capable of being settled within the usual UK settlement systems. Accordingly, in order to facilitate the holding of interests in New Santander Shares by A&L Shareholders and the trading of such interests in the UK, A&L Shareholders are expected to be issued CDIs representing entitlements to the relevant New Santander Shares.

It is proposed that, following successful completion of the Acquisition, appropriate applications will be made to list the New Santander Shares on the London, Milan, New York (through ADRs), Lisbon, Mexican and Buenos Aires stock exchanges.

Further details on settlement, listing, dealing and CDIs will be included in the Scheme Document.

15. **Taxation**

Under Spanish law, Santander is generally required to withhold 18 per cent. on account of Spanish Non Resident Income Tax on dividend payments to Santander Shareholders not resident in Spain for tax purposes and not acting through a permanent establishment in Spain.

However, certain non-Spanish tax resident Santander Shareholders may be eligible to benefit from an exemption or a withholding reduced rate under Spanish domestic law or under the provisions of an applicable double tax treaty entered into between Spain and such non-resident shareholder's country of residence. Where this is the case, Santander will not be obliged to levy such withholding or will make it at the relevant reduced rate, provided that the non-resident Santander Shareholder provides evidence of its right to benefit from such exemption or withholding reduced rate by furnishing Santander (through the appropriate intermediaries) with a certificate of tax residence duly issued by the tax authorities of its country of residence in force at the time the dividend is payable.

In addition, according to Spanish domestic law, for individuals resident in the European Union or in a country with which there is an effective exchange of information for tax purposes as defined in Spanish Law 36/2006 and which do not operate in Spain through a permanent establishment, dividends up to Euro 1,500 (aggregating all Spanish source dividends which such individuals may obtain in a calendar year) are exempt from Spanish taxation, subject to filing a refund claim with the Spanish tax authorities.

16. **Disclosure of interests in A&L**

In the time available, for reasons of confidentiality, Santander has not been able to establish whether it or any of the Santander Directors, or any party acting in concert with Santander (i) has any interest in or right to subscribe in respect of any relevant securities of A&L, or (ii) has any short positions in respect of relevant securities of A&L (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, or (iii) has borrowed or lent any relevant security of A&L (save for any borrowed shares which have been on-lent or sold). Santander will, however, be making enquiries in this respect after this announcement is made and will update the market when it has done so.

17. **General**

The Scheme Document will be despatched to A&L Shareholders and, for information only, to holders of options under A&L Share Option Schemes, in due course. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the A&L Extraordinary General Meeting, the expected timetable and further information relating to the Santander Shares and will specify the necessary action to be taken by A&L Shareholders.

The Acquisition will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. The Acquisition will be governed by English law and will be subject to the jurisdiction of the English courts and

the Conditions and further terms set out in Appendix I, and the full terms and conditions to be set out in the Scheme Document. In addition, the Acquisition is subject to the applicable requirements of Spanish law and regulation.

Santander is being advised by Merrill Lynch. A&L is being advised by JPMorgan Cazenove, Morgan Stanley and Rothschild.

18. **Recommendation**

The Board of A&L, in considering the Santander offer, has given careful consideration to the current market uncertainties and to their potential impact on A&L. In these circumstances, the Board of A&L, which has been so advised by JPMorgan Cazenove, Morgan Stanley and Rothschild consider the terms of the Acquisition to be fair and reasonable. In providing their advice to the A&L Board, JPMorgan Cazenove, Morgan Stanley and Rothschild have relied on the commercial assessments of the A&L Board. Accordingly, the A&L Board intends unanimously to recommend that A&L Shareholders vote in favour of the Scheme, as they have themselves agreed to irrevocably undertake to do (or procure to be done) in respect of their entire beneficial holdings of A&L Shares (amounting to, in aggregate, 217,524 A&L Shares, representing approximately 0.05 per cent. of the existing issued share capital of A&L). All of these irrevocable undertakings will continue to be binding if a higher competing offer for A&L is made.

In accordance with Rule 2.10 of the City Code, as at 11 July 2008: 420,917,175 A&L Shares were in issue and 6,254,296,579 Santander Shares were in issue. The International Securities Identification Number for A&L is GB0000386143 and the International Securities Identification Number for Santander Shares is ES0113900J37.

*THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE, ANY SECURITIES OR THE SOLICITATION OF ANY APPROVAL IN ANY JURISDICTION, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.*

*The distribution of this announcement in jurisdictions other than Spain, the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.*

*This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.*

*The New Santander Shares to be received by A&L Shareholders under the Scheme have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Santander Shares have been, or will be, applied for in any such jurisdiction. It is expected that the New Santander Shares will be issued in reliance upon the exemption from the registration requirements of that Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, A&L Shareholders who are or will be "affiliates" of A&L or Santander prior to, or of Santander after, the Effective Date will be subject to certain transfer restrictions relating to the New Santander Shares received in connection with the Scheme.*

*A&L will prepare the Scheme Document which will be distributed to A&L Shareholders. Santander and A&L strongly advise A&L Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Acquisition. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document. This announcement does not constitute a prospectus or prospectus equivalent document. A&L Shareholders are advised to read carefully the formal documentation in relation to the Acquisition once the Scheme Document has been dispatched.*

*Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Santander as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Santander for providing the protections afforded to customers of Merrill Lynch nor for providing advice in relation to the Acquisition, or any matter referred to herein.*

*JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice in relation to the Acquisition, or any matter referred to herein.*

*Morgan Stanley, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition, or any matter referred to herein.*

*Rothschild, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for A&L as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Rothschild nor for providing advice in relation to the Acquisition, or any matter referred to herein.*

*Dealing Disclosure Requirements*

*Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Santander or A&L, all "dealings" in any " relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, or on which the "offer period" for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Santander or A&L, they will be deemed to be a single person for the purpose of Rule 8.3.*

*Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Santander or A&L by Santander or A&L, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.*

*A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.*

*"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.*

*This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the Scheme. These statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Conditions, Santander's ability to successfully combine the businesses of Santander and A&L and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings 'Risk Factors' and 'Operating and Financial Review and Prospects' in Santander's annual report on Form 20-F for the year ended December 31, 2007, as filed with the US Securities and Exchange Commission. Neither Santander nor A&L undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.*

*No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Santander or A&L as appropriate.*

## APPENDIX I

### Conditions to the Implementation of the Scheme and the Acquisition

1. The Acquisition will be conditional upon the Scheme becoming effective by not later than 31 December 2008 or such later date (if any) as, subject to the City Code, A&L and Santander may agree and, if required, the Court may allow.

2. The Scheme will be conditional upon:

   (a) approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of A&L Shares (or the relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

   (b) the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the A&L Extraordinary General Meeting or any adjournment of that meeting; and

   (c) the sanction (with or without modification, but subject to each such modification being acceptable to Santander, acting reasonably) of the Scheme and the confirmation of any reduction of capital involved therein by the Court and an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and in relation to the reduction of capital, being registered.

3. In addition, A&L and Santander have agreed that, subject as stated in paragraph 4 below, the Acquisition will also be conditional upon the following matters, and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

   (a) any resolutions of Santander Shareholders required in connection with the proposed increase in Santander's share capital required to issue the New Santander Shares being passed at the Santander General Shareholders Meeting or any adjournment of that meeting;

   (b) the approval by, and/or filing or registration with, the CNMV of the applicable documentation relating to the issue, offer and/or the subsequent listing on the Bolsas de Valores of the Santander Shares to be delivered in connection with the Acquisition (including any necessary prospectuses and supplement or additional information to such prospectuses) and any other documents the CNMV may require for any such approval, filing or registration (including the communication from the Bank of Spain regarding the no-objection to the capital increase);

   (c) the Financial Services Authority (the "**FSA**") indicating pursuant to section 184(1) of the Financial Services and Markets Act 2000 (as amended)

("**FSMA**"), in terms reasonably satisfactory to Santander, that it approves any acquisition of:

(i) control over any UK authorised person;

(ii) (if applicable) any additional kind of control over any UK authorised person; or

(iii) (if applicable) any increase in a relevant kind of control which is already held over any UK authorised person,

in each case within the meaning of Part XII of FSMA which would take place as a result of the Acquisition or its implementation, or the FSA being treated as having given such approval under section 184(2) of FSMA;

(d) the Bank of Spain giving consent to the Acquisition insofar as it entails the indirect acquisition by Santander of non-EU credit entities directly or indirectly owned by A&L;

(e) insofar as the Acquisition constitutes, or is deemed to constitute, a concentration with a Community dimension within the scope of Council Regulation (EEC) 139/2004 (as amended) (the "Regulation"):

(i) the European Commission indicating, in terms reasonably satisfactory to Santander, that it does not intend to initiate proceedings under Article 6(1)(c) of the Regulation in respect of, arising from or in relation to the proposed acquisition of A&L by Santander or any aspect thereof (or being deemed to have done so under Article 10(6) of the Regulation); and/or

(ii) in the event that any aspect of the Acquisition is referred to the Office of Fair Trading in the United Kingdom under Article 9 of the Regulation, the Office of Fair Trading or the appropriate Minister indicating, in terms reasonably satisfactory to Santander, that it is not the intention of the Office of Fair Trading or the appropriate Minister to refer the proposed acquisition of A&L by Santander or any matter arising therefrom or related thereto to the Competition Commission and the deadline for appealing the relevant decision to the Competition Appeal Tribunal having expired with no appeal having been lodged beforehand; and/or

(iii) in the event that any aspect of the Acquisition is referred under Article 9 of the Regulation to a competent authority of any other European Union or EFTA states, each such authority confirming that the Acquisition may proceed on terms reasonably satisfactory to Santander;

(f) no Third Party having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any such action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order or having taken any other steps which would or is reasonably likely to:

(i) make the Acquisition, its implementation or the acquisition of any A&L Shares by any member of the Wider Santander Group void, unenforceable or illegal under the laws of any jurisdiction or otherwise restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional material conditions or obligations with respect to, or otherwise challenge or require material amendment of the Acquisition;

(ii) require, prevent or delay the divestiture or materially alter the terms envisaged for a proposed divestiture by any member of the Wider Santander Group or by any member of the Wider A&L Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof, which in any such case is material in the context of the Wider Santander Group or the Wider A&L Group in either case taken as a whole;

(iii) impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Santander Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in A&L or on the ability of any member of the Wider A&L Group or any member of the Wider Santander Group to hold or exercise effectively any rights of ownership of shares or other securities in or to exercise management control over any member of the Wider A&L Group, which in any such case is material in the context of the Wider A&L Group taken as a whole;

(iv) require any member of the Wider Santander Group or the Wider A&L Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider A&L Group or any asset owned by any third party (other than in the implementation of the Acquisition), which is material in the context of the Wider A&L Group taken as a whole;

(v) require, prevent or delay a divestiture, by any member of the Wider Santander Group of any shares or other securities (or the equivalent) in A&L;

(vi) result in any member of the Wider A&L Group ceasing to be able to carry on business under any name which it presently does so the effect of which is material in the context of the Wider A&L Group taken as a whole;

(vii) impose any material limitation on the ability of any member of the Wider Santander Group or any member of the Wider A&L Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Santander Group and/or the Wider A&L Group which is adverse to and material in the context of the Wider A&L Group taken as a whole; or

(viii) otherwise affect the business, assets, profits or prospects of any member of the Wider Santander Group or any member of the Wider A&L Group in a manner which is adverse to and material in the context of the Wider Santander Group taken as a whole or the Wider A&L Group taken as a whole (as the case may be);

and all applicable waiting and other time periods during which any such Third Party could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws of any jurisdiction in respect of the Acquisition, the Scheme or the proposed acquisition of any A&L Shares having expired, lapsed, or been terminated;

(g) all necessary or appropriate notifications, applications and/or filings having been made in connection with the Acquisition and all necessary waiting periods (including any extensions thereof) in connection therewith under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with in connection with the Scheme and all Authorisations necessary or reasonably deemed appropriate by Santander in any jurisdiction for or in respect of the Acquisition and the acquisition or the proposed acquisition of any shares or other securities in, or control of, A&L by any member of the Wider Santander Group having been obtained in terms and in a form reasonably satisfactory to Santander from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider A&L Group or the Wider Santander Group has entered into contractual arrangements and all such Authorisations necessary or reasonably deemed appropriate by Santander to carry on the business of any member of the Wider A&L Group in any jurisdiction having been obtained, in each case where the direct consequence of a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any such waiting period or to comply with such obligation or obtain such Authorisation would have a material adverse effect on the Wider A&L Group taken as a whole and all such Authorisations remaining in full force and effect at the Effective Date and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

(h) save as fairly disclosed by or on behalf of A&L to Santander or as publicly announced to a Regulatory Information Service by or on behalf of A&L (in each case) prior to the date of this announcement, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which any member of the Wider A&L Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, or any event or circumstance having occurred which under any agreement, arrangement, licence, permit, lease or other instrument which any member of the Wider A&L Group is a party to or to which any member of the Wider A&L Group or any of its assets may be bound, entitled or subject would result in, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of

the Wider Santander Group of any shares or other securities (or the equivalent) in A&L or because of a change in the control or management of any member of the A&L Group or otherwise, could or might reasonably be expected to result in, in any such case to an extent which is material in the context of the Wider A&L Group taken as a whole:

(i) any monies borrowed by, or any other indebtedness, actual or contingent, of any member of the Wider A&L Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii) the rights, liabilities, obligations, interests or business of any member of the Wider A&L Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider A&L Group in or with any other firm or company or body or person (or any agreement or arrangements relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

(iii) any member of the Wider A&L Group ceasing to be able to carry on business under any name under which it presently does so;

(iv) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider A&L Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider A&L Group otherwise than in the ordinary course of business;

(v) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider A&L Group;

(vi) the value of, or the financial or trading position or prospects of any member of the Wider A&L Group being prejudiced or adversely affected;

(vii) the creation of any liability (actual or contingent) by any member of the Wider A&L Group; or

(viii) any liability of any member of the Wider A&L Group to make any severance, termination, bonus or other payment to any of the directors or other officers;

(i) except as fairly disclosed by or on behalf of A&L to Santander, or disclosed in the Annual Report and Accounts, or as publicly announced to a Regulatory Information Service by or on behalf of A&L (in each case) prior to the date of

this announcement, no member of the Wider A&L Group having since 31 December 2007:

(i) (save as between A&L and wholly-owned subsidiaries of A&L and save for the issue of A&L Shares on the exercise of options granted under the A&L Share Option Schemes or pursuant to A&L's dividend reinvestment scheme) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or securities convertible into or exchangeable for shares, or rights, warrants or options to subscribe for or acquire any such shares, securities or convertible securities;

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether in cash or otherwise) save for the proposed interim dividend of 18 pence per A&L Share to be declared prior to the Effective Date and other than by any wholly-owned subsidiary of A&L;

(iii) save for transactions between A&L and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, merged with or demerged or acquired any body corporate, partnership or business or acquired or disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to do so in each case other than in the ordinary course of business;

(iv) save as between A&L and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital other than in the course of carrying out its current banking activities;

(v) issued, authorised or proposed the issue of any debentures, or (save as between A&L and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or contingent liability, in any such case otherwise than in a manner which is materially consistent with business of the Wider A&L Group;

(vi) entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (otherwise than in the ordinary course of business) which is of a long term, unusual or onerous nature, or which involves or could involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Wider A&L Group or which is or is likely to be materially restrictive on the business of any member of the Wider A&L Group or the Wider Santander Group;

(vii) entered into or varied the terms of any contract, service agreement or any arrangement with any director or senior executive of any member of the Wider A&L Group;

(viii) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider A&L Group;

(ix) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants or the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation, which in any such case would be material in the context of the pension schemes operated by the A&L Group;

(x) implemented, effected or authorised, proposed or announced its intention to implement, effect, authorise or propose any reconstruction, amalgamation, commitment, scheme or other transaction or arrangement other than in the ordinary course of business or between wholly owned members of the A&L Group;

(xi) purchased, redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital to an extent which (other than in the case of A&L) is material in the context of the Wider A&L Group taken as a whole;

(xii) waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the Wider A&L Group taken as a whole;

(xiii) (other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any corporate action or (to the extent material in the context of the Wider A&L Group taken as a whole) had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(xiv) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

(xv) entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to or announced an intention to effect

or propose any of the transactions, matters or events referred to in this paragraph (i);

(j) except as fairly disclosed by or on behalf of A&L to Santander or disclosed in the Annual Report and Accounts, or as publicly announced to a Regulatory Information Service by or on behalf of A&L (in each case) prior to the date of this announcement, since 31 December 2007:

(i) there having been no adverse change in the business, assets, financial or trading position, profits or prospects of any member of the Wider A&L Group which is material in the context of the Wider A&L Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against any member of the Wider A&L Group or to which any member of the Wider A&L Group is or may become a party (whether as plaintiff or defendant or otherwise) and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider A&L Group having been threatened, announced or instituted or remaining outstanding which, in any such case, might be reasonably likely to adversely affect any member of the Wider A&L Group to an extent which is material to the Wider A&L Group taken as a whole;

(iii) no contingent or other liability having arisen or being likely to arise or having become apparent to Santander which is or would be likely to adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider A&L Group to an extent which is material to the Wider A&L Group taken as a whole; and

(iv) no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider A&L Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material and likely to adversely affect the Wider A&L Group taken as a whole;

(k) except as fairly disclosed by or on behalf of A&L to Santander or disclosed in the Annual Report and Accounts, or publicly announced to a Regulatory Information Service by or on behalf of A&L, in each case prior to the date of this announcement, Santander not having discovered:

(i) that any financial, business or other information concerning the Wider A&L Group publicly disclosed or disclosed to any member of the Santander Group at any time by or on behalf of any member of the Wider A&L Group is materially misleading, contains a misrepresentation of material fact or omits to state a material fact necessary to make the information contained therein not misleading;

(ii) that any member of the Wider A&L Group is subject to any liability, contingent or otherwise, which is not disclosed in the Annual Report and Accounts or Interim Results of A&L, and which is material in the context of the Wider A&L Group taken as a whole; or

(iii) any information which affects the import of any information disclosed to Santander prior to the date of this announcement at any time by or on behalf of any member of the Wider A&L Group and which is material in the context of the Wider A&L Group taken as a whole; and

(l) except as fairly disclosed by or on behalf of A&L to Santander or disclosed in the Annual Report and Accounts or publicly announced to a Regulatory Information Service by or on behalf of A&L, in each case prior to the date of this announcement, in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm human health, no past or present member of the Wider A&L Group (i) having committed any violation of any applicable laws, statutes, regulations, notices or other requirements of any Third Party; and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or (iii) being likely to incur any liability (whether actual or contingent), or being required, to make good, remediate, repair, reinstate or clean up the environment (including any property), which (in each case) is material in the context of the Wider A&L Group taken as a whole.

4. Santander reserves the right to waive in whole or in part all or any of the Conditions except Condition 1. Santander will be under no obligation to waive or treat as satisfied any of the conditions in Condition 2 notwithstanding that the other Conditions may have been waived or satisfied and that there are no circumstances indicating that the relevant condition may not be capable of satisfaction.

5. The Acquisition will lapse and the Scheme will not proceed if, before the date of the Court Meeting, the European Commission initiates proceedings under Article 6(1)(c) of the Regulation or there is a reference to the UK Competition Commission.

6. Subject to the consent of the Panel, Santander reserves the right to elect to implement the Acquisition by way of a contractual offer. In such event, such offer will be implemented on the same terms (subject to any revisions appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such lesser percentage (not being less than 50 per cent.) as Santander may decide) of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

7. If Santander is required by the Panel to make an offer for A&L Shares under the provisions of Rule 9 of the City Code, then Santander may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

8. The Acquisition and the Scheme will be governed by English law and be subject to the jurisdiction of the English courts. The Acquisition will comply with the applicable rules

and regulations of the UK Listing Authority, the London Stock Exchange and the City Code and any applicable Spanish laws or regulations.

## APPENDIX II

### Sources and Bases of Information

Save as otherwise stated, the following constitute the bases and sources of certain information referred to in this announcement:

1. The financial information relating to Santander has been extracted from its audited annual accounts for the years to which such information relates and the interim and quarterly unaudited financial statements as published by Santander for the relevant periods, all of which are prepared in accordance with IFRS.

2. The financial information relating to A&L has been extracted from its audited annual accounts for the relevant periods as published by A&L, all of which are prepared in accordance with IFRS.

3. The value placed on the entire issued ordinary share capital of A&L by the Acquisition is based on 420,917,175 A&L Shares in issue at the date of this announcement.

4. All prices quoted for A&L Shares and Santander Shares are Closing Prices.

5. The following exchange rate has been used in this announcement: Euro 1.2517:£1.00.

## APPENDIX III

### Irrevocable undertakings

The following persons have given or agreed to give irrevocable undertakings as described in paragraph 9 of this announcement in respect of the number of A&L Shares set out below (and any further shares acquired by them prior to the Effective Date):

| **Name** | **Number of A&L Shares** |
|---|---|
| Malcolm Aish | 5,000 |
| Richard Banks | 62,942 |
| Jane Barker | 5,000 |
| Roy Brown | 2,500 |
| David Bennett | 60,489 |
| Ian Buchanan | 50 |
| Rod Duke | 5,250 |
| Mary Francis | 1,700 |
| Mike McTighe | 7,500 |
| Angus Porter | 0 |
| Chris Rhodes | 56,593 |
| Margaret Salmon | 5,000 |
| Jonathan Watts | 5,000 |

## APPENDIX IV

### Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

| | |
|---|---|
| "Abbey" | Abbey National plc |
| "Acquisition" | the proposed acquisition by Santander of A&L by means of the Scheme of Arrangement; |
| "A&L" | Alliance & Leicester plc; |
| "A&L Articles" | the articles of association of A&L in force from time to time; |
| "A&L Board" | the board of directors of A&L as at the date of this announcement; |
| "A&L Extraordinary General Meeting" | the extraordinary general meeting of A&L Shareholders (and any adjournment thereof) to be convened in connection with the Acquisition; |
| "A&L Group" | A&L and its subsidiary undertakings; |
| "A&L Share Option Schemes" | The Company Share Option Plan, The Restricted Share Plan, The Deferred Bonus Plan, The Performance Share Plan, The Savings Related Share Option Plan and The Share Incentive Plan and "A&L Share Option Scheme" means any one of them; |
| "A&L Shareholders" | the registered holders of A&L Shares and "A&L Shareholder" means any of such holders; |
| "A&L Shares" | the ordinary shares of 50 pence each in the capital of A&L and "A&L Share" means any one of them; |
| "Annual Report and Accounts" | the annual report and accounts of A&L for the year ending 31 December 2007; |
| "Authorisations" | authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals; |
| "Automated Quotation System" | the electronic trading system which links the Bolsas de Valores (stock exchanges) in Spain; |
| "Santander" | Banco Santander S.A.; |
| "Santander ADRs" | the American Depositary Receipts of Santander, each representing one Santander Share; |
| "Santander General Shareholders Meeting" | the general shareholders meeting of Santander to be convened in connection with the proposed increase in Santander's share capital, if required; |

| | |
|---|---|
| "Santander Group" | Santander and its subsidiary undertakings; |
| "Santander Shares" | the existing shares of Euro 0.50 each in the capital of Santander and "Santander Share" means any one of them; |
| "Santander Shareholder Circular" | the notice convening the Santander General Shareholders Meeting and the information and documentation to be made available to Santander Shareholders at the time such notice is published; |
| "Santander Shareholders" | holders of Santander Shares and "Santander Shareholder" means any one of them; |
| "Bolsas de Valores" | the Bolsas de Valores (stock exchanges) of Madrid, Barcelona, Bilbao and Valencia; |
| "Business Day" | a day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in the City of London or Madrid, as applicable; |
| "CDIs" or "Credit Depositary Interests" | dematerialised depositary interests in CREST; |
| "City Code" | the City Code on Takeovers and Mergers; |
| "Closing Price" | the closing middle-market quotation of a A&L Share as derived from the London Stock Exchange Daily Official List or the closing market price of a Santander Share as derived from Bolsas de Valores (as the context requires); |
| "CNMV" | Comisión Nacional del Mercado de Valores, the Spanish securities regulator; |
| "Companies Act" | the Companies Act 2006, as amended; |
| "Competition Commission" | the body corporate known as the Competition Commission as established under section 45 of the Competition Act 1998, as amended; |
| "Conditions" | the conditions to the implementation of the Acquisition set out in Appendix I of this announcement and "Condition" means any one of them; |
| "Court" | the High Court of Justice in England and Wales; |
| "Court Meeting" | the meeting of the Scheme Shareholders (and any adjournment thereof) to be convened pursuant to an order of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment); |
| "Court Orders" | the orders of the Court granted at the First Court Hearing (sanctioning the Scheme under section 899 of the Companies Act) and at the Second Court Hearing (confirming the reduction of capital provided |

| | |
|---|---|
| | for by the Scheme under section 137 of the Companies Act 1985 (as amended or re-enacted), respectively or, where the context so requires, either of them; |
| "CREST" | the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in CREST); |
| "CRESTCo" | CRESTCo Limited; |
| "Daily Official List" | the daily official list of the London Stock Exchange; |
| "Effective Date" | the date on which the Scheme becomes effective in accordance with its terms; |
| "Exchange Ratio" | the ratio of 1 Santander Share for every 3 A&L Shares; |
| "First Court Hearing" | the hearing by the Court of the petition to sanction the Scheme under section 899 of the Companies Act; |
| "FSMA" | Financial Services and Markets Act 2000; |
| "Hearing Record Time" | 6.00 p.m. on the Business Day immediately preceding the Second Hearing Date; |
| "Iberclear" | the Spanish clearance and settlement system of that name through which holdings of, and trades in, Santander Shares are, and the New Santander Shares will be, cleared and settled; |
| "Interim Results" | means the unaudited interim financial results of A&L for the six month period ending 30 June 2008; |
| "JPMorgan Cazenove" | JPMorgan Cazenove Limited; |
| "Listing Rules" | the Listing Rules of the UK Listing Authority; |
| "London Stock Exchange" | London Stock Exchange plc or its successor; |
| "Meetings" | the Court Meeting and the A&L Extraordinary General Meeting; |
| "Merrill Lynch" | Merrill Lynch International; |
| "Morgan Stanley" | Morgan Stanley & Co. Limited; |
| "New Santander Shares" | the Santander Shares proposed to be issued (or delivered in full or in part from treasury stock) and credited as fully paid pursuant to the Acquisition; |
| "Offer" | should Santander elect to make the Acquisition by way of a contractual offer, the recommended offer to be made by Santander for A&L, on the terms and subject to the conditions set out in this |

| | |
|---|---|
| | announcement and to be set out in the formal offer document and where the context admits, any subsequent revision, variation, extension or renewal of such offer; |
| "offer period" | has the meaning given to it in the City Code; |
| "Office of Fair Trading" or "OFT" | the UK Office of Fair Trading; |
| "Panel" | the Panel on Takeovers and Mergers; |
| "Regulations" | the Uncertificated Securities Regulations 2001 (SI 2001/3755) including any modification thereof or any regulations in substitution therefore made under section 207 of the Companies Act and for the time being in force; |
| "Regulatory Information Service" | any of the services authorised from time to time by the Financial Services Authority for the purposes of disseminating regulatory announcements; |
| "Rothschild" | N M Rothschild & Sons Limited; |
| "Scheme" or "Scheme of Arrangement" | the proposed scheme of arrangement under sections 895 to 899 of the Companies Act between A&L and the holders of the Scheme Shares, with or subject to any modification thereof or in addition thereto or condition agreed by A&L and Santander and which the Court may think fit to approve or impose; |
| "Scheme Document" | the document to be posted to A&L Shareholders and others containing, inter alia, the Scheme and the notice of the Meetings; |
| "Scheme Shareholders" | the holders of Scheme Shares; |
| "Scheme Shares" | A&L Shares:<br>(a) in issue on the date of this announcement;<br>(b) (if any) issued after the date of this announcement and prior to the Voting Record Time;<br>(c) (if any) issued on or after the Voting Record Time and at or prior to the Hearing Record Time either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the A&L Articles to be adopted at the A&L Extraordinary General Meeting, in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme; |
| "Securities Act" | the United States Securities Act of 1933, as amended; |

| | |
|---|---|
| "Second Court Hearing" | the hearing by the Court of the petition to confirm the reduction of capital provided for by the Scheme under section 137 of the Companies Act 1985 (as amended or re-enacted); |
| "Third Party" | a government, governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, trade agency, court, association, institution or any other body or person in any jurisdiction; |
| "UK Listing Authority" | the Financial Services Authority in its capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000; |
| "United Kingdom" or "UK" | the United Kingdom of Great Britain and Northern Ireland and its dependent territories; |
| "United States" or "US" | the United States of America (including the states of the United States and the District of Columbia), its possessions and territories and all areas subject to its jurisdiction; |
| "Voting Record Time" | the time fixed by the Court and A&L for determining the entitlement to vote, respectively, at the Court Meeting and the A&L Extraordinary General Meeting as set out in the notices thereof; |
| "Wider A&L Group" | the A&L Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the A&L Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent; |
| "Wider Santander Group" | the Santander Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the Santander Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent. |

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act.

# Shareholder Voting Information

Recommended Acquisition of Alliance & Leicester plc by Banco Santander, S.A.

Alliance Leicester

## Recommended Acquisition by Banco Santander, S.A. of Alliance & Leicester plc

This document is important and requires your attention.

This is your opportunity to vote as a shareholder of A&L on the proposed Acquisition of A&L by Banco Santander.

This pack sets out the full details of the Scheme and the voting process. **In order for your postal vote to count it must be received by Capita Registrars by 11.00 a.m. on Sunday, 14 September 2008.**

This pack contains:

- **The Scheme Document** (which sets out the Scheme in full).
- **Proxy voting forms or forms of direction (as applicable)** (blue and orange – together with admission cards (as applicable) and instructions).
- **Reply paid envelope** (for returning the proxy voting forms or forms of direction to Capita Registrars).
- **This booklet** (which comprises a letter from A&L, details of the proposed Acquisition by Banco Santander including the voting process and a questions & answers section).

If you have any other queries about the Acquisition, the Scheme, the forms of proxy, the forms of direction, online voting or any other related matter please call the **Shareholder Helpline on 0844 842 9586** (or, if you are calling from outside the UK, on **+44 (0) 800 280 2580**) **Monday to Friday between 9.00 a.m. and 8.00 p.m.** (UK time). The Shareholder Helpline will be available until 24 October 2008. Calls cost 5 pence per minute plus network charges.

This document is addressed to A&L Shareholders and, for information only, to holders of options granted under A&L share plans and to holders of A&L Sterling Preference Shares.

Capitalised terms used but not defined in this document have the meanings given to them in Part 11 of the Scheme Document.

19 August 2008

# Acting Chairman's Statement

## Recommended Acquisition by Banco Santander, S.A. of Alliance & Leicester plc

Dear Shareholder,

On 14 July 2008, A&L and Banco Santander announced that they had agreed the terms of a recommended acquisition by Banco Santander of A&L. I wrote to you on 18 July enclosing a copy of that announcement.

I am now pleased to send you formal documents relating to the recommended Acquisition by Banco Santander of A&L. These documents are important, as they give you information about how to vote on the proposed Acquisition and details of the two shareholder meetings: the Court Meeting and the A&L Extraordinary General Meeting (the 'A&L EGM'). Both of these meetings are part of the Acquisition process and, as an A&L Shareholder, you can vote on the resolutions put to both meetings. The meetings will be held on the same day, Tuesday, 16 September, in the same venue, one after the other. However, you do not need to attend the meetings to vote.

**This pack sets out the terms of the Acquisition and explains how you, as a shareholder of A&L, can vote. It contains the forms you need to register your vote, as well as the expected timetable of events, questions & answers and the full Scheme Document.**

## Terms of the Acquisition

Under the terms of the Acquisition, holders of A&L Shares will be entitled to receive **1 New Banco Santander Share for every 3 A&L Shares.**

In addition, as we announced in A&L's 'Half-yearly Financial Report for the Six Months Ended 30 June 2008' on 1 August this year, you will receive an **Interim Dividend of 18 pence per A&L Share.** The Interim Dividend is expected to be paid **on Monday, 6 October 2008** to all shareholders who hold A&L Shares on Friday, 5 September 2008. If you sell your A&L Shares before the A&L Interim Dividend Record Time (4.30 p.m. on 5 September 2008) you will not receive the interim dividend.

## Voting process

Shareholder approval (amongst other things) is required in order for the Acquisition to go ahead and all A&L Shareholders to whom the Scheme Document has been sent will have the opportunity to vote.

You can vote by post by completing and returning the forms enclosed with this pack and, if you wish (unless you are an A&L SIP participant), you can vote in person at the Court Meeting and the A&L EGM on 16 September 2008 (further details concerning the Court Meeting and the A&L EGM are given below).

**It is important to us that as many A&L Shareholders vote as possible. If you wish to vote by post you need to complete the enclosed voting forms, according to the instructions on them, and post them in the enclosed business reply envelope to reach Capita Registrars by 11.00 a.m. Sunday, 14 September 2008** (effectively this means they will need to be delivered by post on or before Saturday, 13 September 2008). Please note that voting forms returned by fax or email will not be accepted. Alternatively, you can vote online, details of which are given in question 4, below.

**If you are a registered holder of A&L Shares or an A&L ShareSafe member, completing and returning the voting forms by post or online will not prevent you from attending the meetings and voting in person, as your final vote is the one that counts.**

## The Scheme

The Acquisition is being implemented by way of a Scheme of Arrangement. This is a common process for dealing with acquisitions of public companies in the UK, particularly in cases like this where there is a large number of retail shareholders. A&L has over 560,000 shareholders, the vast majority of whom hold either 250 or 500 shares.

The same process was followed when Banco Santander acquired Abbey in 2004.

**In order for the Scheme to become effective, amongst other things, the relevant resolutions must be approved by A&L Shareholders at both the Court Meeting and the A&L EGM on 16 September 2008.**

**This is why your pack contains two forms – the blue one for the Court Meeting and the orange one for the A&L EGM.**

The Scheme will only become effective and the Acquisition take place if (amongst other things):

(a) a majority in number of the A&L Shareholders present at the Court Meeting (voting in person or by proxy) vote in favour; and

(b) such majority holds 75 per cent or more in value of the A&L Shares held by those A&L Shareholders present and voting at the Court Meeting (in person or by proxy).

In determining the vote in (a) above, all shareholders that vote count equally regardless of how many shares they hold. In addition it is also necessary for the resolution at the A&L EGM to be approved by shareholders holding not less than 75 per cent of the votes cast at the meeting (whether in person or by proxy).

**We strongly encourage all A&L Shareholders to exercise their voting rights.** It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of A&L Shareholders' opinion.

**You are strongly urged to return your voting forms or vote online as soon as possible and in any event by the dates set out in this document.**

## Which way should I vote?

**The A&L Board believes that the terms of the Acquisition are in the best interests of A&L Shareholders as a whole and unanimously recommends that A&L Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the A&L EGM. The A&L Directors have irrevocably undertaken to vote in favour of the resolutions in respect of their own shareholdings.**

The proposed Acquisition would bring together in the same group two well known UK banks and create a more effective competitor in UK financial services. The A&L Board believes that the combination of A&L and Abbey (Banco Santander's UK subsidiary) is an excellent fit. The combined business in the UK will have 959 branches, a larger and therefore more competitive market share of key personal financial service products and a growing business banking franchise, with Banco Santander providing additional stability and resources to leverage A&L's franchise.

The result will be a stronger UK banking franchise that will benefit our customers and employees. It represents value for A&L Shareholders by providing both greater stability and greater certainty in these uncertain times.

Your attention is drawn to Section 4 of Part 2 of the Scheme Document, which sets out the A&L Board's reasons for recommending the Acquisition.

**The Acquisition has the unanimous support and recommendation of the boards of both A&L and Banco Santander. I therefore urge you to support the proposed Acquisition and to vote in favour of the resolutions.**

The Scheme Document sets out the terms of the offer and this booklet contains answers to some questions you may have. If you have any other queries about the Acquisition, the Scheme, the voting forms, or any other related matter please call the **Shareholder Helpline on 0844 842 9586** (or, if you are calling from outside the UK, on +44 (0) 800 280 2580) **Monday to Friday between 9.00 a.m. and 8.00 p.m.** (UK time). Calls cost 5 pence per minute plus network charges.

The Shareholder Helpline cannot provide advice on the merits of the Acquisition or on personal financial or tax matters. If you are in any doubt as to the action you should take, you are recommended to seek professional financial advice from your stockbroker, solicitor, accountant or independent financial adviser.

Roy Brown
Acting Chairman
Alliance & Leicester plc

**Remember to vote online or complete your proxy voting forms and post them to arrive at Capita Registrars before the deadlines on Sunday, 14 September 2008.**

# Timetable

| DATE/EXPECTED DATE (2008) | EVENT |
|---|---|
| Monday 14 July | Announcement of the recommended acquisition by Banco Santander of A&L |
| Tuesday 19 August | Scheme Document published and posted to shareholders |
| Wednesday 3 September | Ex-dividend date for A&L interim dividend |
| Friday 5 September | Dividend Record Time for A&L interim dividend |
| **Sunday 14 September** | **Deadline for receipt by the Registrars of completed blue proxy/direction forms for the Court Meeting (11:00 a.m.) and the orange proxy/direction forms for the A&L EGM (11:10 a.m.). The same deadlines apply for votes submitted online** |
| **Tuesday 16 September** | **Court Meeting (11:00 a.m.) and A&L EGM (11:10 a.m.)** at the International Convention Centre (the 'ICC'), Birmingham(1) |
| Sunday 21/Monday 22 September | Banco Santander General Shareholders Meeting |
| **Monday 6 October** | **Expected date for payment of A&L interim dividend declared on 1 August 2008(4)** |
| Tuesday 7 October | First Court Hearing (to approve the Scheme)(2) |
| Thursday 9 October | Second Court Hearing (to confirm the reduction of capital)(2) |
| Friday 10 October | Last day for buying and selling A&L Shares(2)(3) |
| **Friday 10 October** | **Effective Date - New Banco Santander Shares to be issued(2)** |
| Tuesday 14 October | Dealings in New Banco Santander Shares on the market of Bolsas de Valores(2) and listing on the London Stock Exchange expected to commence |
| Tuesday 28 October | Expected announcement of Santander's third quarter results for 2008(4) |
| Friday 31 October | Record date for Banco Santander third quarter interim dividend |
| **Thursday 13 November** | **UK holders of Banco Santander Shares sent cheques for third quarter dividend(4)** |

(1) The A&L EGM will start at 11:10 a.m. or as soon as the Court Meeting has finished.

(2) These dates are indicative only and will depend, amongst other things, on the dates upon which the Court actually approves the Scheme and/or confirms the associated reduction of capital.

(3) Dealings in A&L Shares will be suspended with effect from 4.30 p.m. (UK time) on this date. Dealings in A&L Shares after the third business day prior to the Scheme Record Time (which is expected to be 4.30 p.m. on 10 October 2008) will not, in accordance with normal settlement procedures, be registered prior to the Scheme Record Time. A&L Shareholders will still be able to buy and sell A&L Shares up until the Scheme Record Time.

(4) These dates are indicative only.

# Questions & Answers

This section contains the answers to many of the questions you may have. If once you've read through this section and studied the other enclosed documents you have any further questions, please contact the Shareholder Helpline on 0844 842 9586 (or, if you are calling from outside the UK, on +44 (0) 800 280 2580) Monday to Friday between 9.00 a.m. and 8.00 p.m. (UK time).(1)

Q.1

### What do I need to do?

The Scheme Document sets out the details of the Scheme in full, as well as providing other helpful information. You should read the Scheme Document along with this booklet and decide whether you wish to vote for or against the Acquisition. You may vote via proxy/direction or (unless you are an A&L SIP participant) in person at the Court Meeting and A&L EGM. Details of how to vote by proxy/direction are summarised below. If you are unsure as to how to vote, please seek financial advice from your stockbroker, solicitor, accountant or independent financial adviser.

## How to vote

Q.2

### How do I vote on the Acquisition?

There are two forms for you to use to vote on the Acquisition. If you want to appoint someone else to vote on your behalf (rather than attending the meeting in person), you need to fill in and return both forms of proxy enclosed with this pack. The blue form of proxy is for use at the Court Meeting and the orange form of proxy is for use at the A&L EGM. A&L ShareSafe members and A&L SIP participants should refer to question 3, below.

**Please complete these forms of proxy to indicate how you wish your votes to be cast on the resolutions to be proposed at the Court Meeting and the A&L EGM and return them to Capita Registrars in the business reply envelope (Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU).**

The **blue form of proxy** must be received no later than 11.00 a.m. (UK time) on Sunday, 14 September 2008. However, if the blue form of proxy is not lodged then, it may be handed to Capita Registrars on behalf of the Chairman of the Court Meeting.

The **orange form of proxy** must be received no later than 11.10 a.m. (UK time) on Sunday, 14 September 2008. If the orange form of proxy is not lodged by then (or where the A&L EGM is adjourned, at least 48 hours before the time fixed for any adjourned A&L EGM) and in accordance with the instructions on it, it will not be valid. **The orange form may not be handed to Capita Registrars at the A&L EGM.**

**Forms of proxy returned by fax or email will not be accepted.**

Alternatively, you can vote online. For details, see question 4, below.

A&L Shareholders will be able to attend and vote at the relevant meeting even if they have completed and returned the forms of proxy.

(1) Calls cost 5 pence per minute plus network charges.

Q.3

### What if I hold my shares through A&L ShareSafe or the A&L SIP?

Instead of forms of proxy, you will receive forms of direction, which will allow you to direct the relevant nominee as to how to vote at the Court Meeting and the A&L EGM.

**Please complete these forms of direction to indicate how you wish your votes to be cast on the resolutions to be proposed at the Court Meeting and the A&L EGM and return them to Capita Registrars in the business reply envelope (to Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU).**

The **blue form of direction** must be received no later than 11.00 a.m. (UK time) on Sunday, 14 September 2008. **The blue form of direction may not be handed to Capita Registrars at the Court Meeting.**

The **orange form of direction** must be received no later than 11.10 a.m. (UK time) on Sunday, 14 September 2008. If the orange form of direction is not lodged by then (or where the A&L EGM is adjourned, at least 48 hours before the time fixed for any adjourned A&L EGM) and in accordance with the instructions on it, it will not be valid. **The orange form of direction may not be handed to Capita Registrars at the A&L EGM.**

Forms of direction returned by fax or email will not be accepted.

**Alternatively you can vote online. For details, see question 4, below.**

A&L ShareSafe members will be able to attend the relevant meeting and vote, even if they have completed and returned the forms of direction. A&L SIP participants may not attend either meeting in person, but may instruct the SIP Trustee to vote on their behalf.

Q.4

### Can I vote online?

Yes, to submit a proxy or direction to vote online:

- Log on to **www.alliance-leicester-shareregistrars.co.uk** and follow the online instructions.
- You will need the Investor Code, printed on the voting forms in this pack, your name and postcode.

Q.5

### How do I complete the forms of proxy/direction?

Please refer to the notes on the back of the forms. If you still have any questions relating to the completion of the forms of proxy or forms of direction please call the **Shareholder Helpline on 0844 842 9586** (or, if you are calling from outside the UK, on +44 (0) 800 280 2580) **Monday to Friday between 9.00 a.m. and 8.00 p.m.** (UK time). Calls cost 5 pence per minute plus network charges.

## Shareholder Meetings – the Court Meeting and the A&L EGM

Q.6

### Where and when will the meetings be held?

The Court Meeting and the A&L EGM will be held on Tuesday, 16 September 2008 at the International Convention Centre in Birmingham (the 'ICC'). There will be signs directing you to the meetings at the ICC. The Court Meeting will start at 11.00 a.m. and the A&L EGM will follow at 11.10 a.m. (or immediately after the Court Meeting is concluded or adjourned). Registration for the meetings will take place from 9.30 a.m. onwards.

Q.7

### Can I attend the Court Meeting and the A&L EGM?

Yes, if you are a registered holder of A&L Shares or a member of A&L ShareSafe. A&L SIP participants who do not otherwise own A&L Shares as a registered holder or via A&L ShareSafe cannot attend the meetings.

Q.8

### Do I have to attend the meetings to vote?

No. If you cannot or do not wish to attend the meetings in person you can appoint a proxy by using the enclosed blue and orange forms to nominate the Chairman of A&L, or someone else, to vote for you. A&L SIP participants may only use the forms of direction to direct the SIP Trustee as to how to vote.

Q.9

### How do I get to the International Convention Centre in Birmingham?

The ICC is located in central Birmingham just 10 minutes walk from Birmingham New Street Station. There is easy access from Birmingham International Airport. Central Birmingham is easily accessible by road. The nearby National Indoor Arena (the 'NIA') has its own car park with 2,000 spaces (that are available for you to use) and there are a number of other car parks within walking distance.

The address of the venue is the International Convention Centre, Broad Street, Birmingham B1 2EA.

More detailed travel directions can be found on the ICC's web site www.theicc.co.uk/visitors/travel.

**The ICC and Birmingham City Centre**



THE ICC & SYMPHONY HALL
The NIA
Brindleyplace
BROAD STREET
BIRMINGHAM NEW STREET RAIL STATION
New Street
WHOLESALE MARKETS
FIVE WAYS
Bath Row
Holloway Head
Sandpits Parade
Summer Row
Graham St.
Colmore Row
QUEENSWAY
Digbeth High Street

## Shareholder Meetings – the Court Meeting and the A&L EGM

### Q.10 Can I ask questions at the meetings?

You will have the opportunity to ask questions at the meetings. If you want to ask a question, it will help us if you **send your question in writing beforehand to the Group Secretary, Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL**. This will help us to make sure that we can answer your question as fully as possible.

If you cannot come to the meetings, but would like a written answer to your question, please let us know when you write in with your question, and provide your return address.

You may also register your question on the day of the meetings at the Shareholder Helpdesk.

The meetings are a forum for shareholders to raise questions about the proposed Acquisition of A&L by Banco Santander. If you have a question or complaint relating to A&L's products or services, please contact Group Customer Relations, Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL, or visit the Customer Service Desk at the venue on the day of the meetings.

### Q.11 What do I need to bring?

If you come to the Court Meeting and the A&L EGM, please bring both admission cards that are attached to the enclosed blue and orange forms; you will not be able to vote without them.

### Q.12 What facilities will there be for disabled shareholders?

There is disabled access at the ICC and help will be available at the meetings if required. If you are disabled you can bring someone with you. There will be a sign language interpreter at the meetings and there will also be an induction loop system.

If you need any more information, please call the Shareholder Helpline on 0844 842 9586 (or, if you are calling from outside the UK, on +44 (0) 800 280 2580) between 9.00 a.m. and 8.00 p.m. (UK time) Monday to Friday. Calls cost 5 pence per minute plus network charges.

### Q.13 Will there be refreshments at the meetings?

Hot and cold drinks will be provided at the meetings.

### Q.14 How do I cast my vote for the resolutions if I attend the Shareholder meetings?

If you are a registered holder of A&L Shares or a member of A&L ShareSafe, you are entitled to attend the Court Meeting and the A&L EGM on 16 September 2008. The Court Meeting will start at 11.00 a.m. (UK time) and the A&L EGM will start at 11.10 a.m. (UK time) (or as soon as the Court Meeting has been concluded or adjourned).

Whether or not you are able to attend the shareholder meetings, you are encouraged to vote by post by completing the enclosed **blue and orange forms and returning them to Capita Registrars in the enclosed business reply envelope.**

Alternatively, you can submit a proxy or direction to vote online, as detailed in question 4, above.

## The Acquisition and the Scheme

### Q.15 What is being proposed?

Banco Santander is proposing to acquire A&L.

# The Acquisition and the Scheme

## Q.16 Who is Banco Santander?

Banco Santander is the seventh largest bank in the world by market capitalisation (as at 8 August 2008), its market capitalisation as of that date was €75.7 billion. It was founded in 1857, is based in Spain and operates in approximately 40 countries including the United Kingdom. It employs over 131,000 people worldwide, with over 11,200 branches and over 65 million customers.

In the UK, Banco Santander owns Abbey, which it acquired in 2004. Through its ownership of Abbey, Santander has around 16.4 million UK customers and approximately 1.27 million UK shareholders.

For further information on Banco Santander, please refer to Part 4 of the Scheme Document.

## Q.17 What are Banco Santander's reasons for the Acquisition?

Part of Banco Santander's strategy involves being a significant local player and achieving a sizeable market share in each country where it has a presence. Both Banco Santander and A&L believe the combination of A&L and Abbey (Banco Santander's UK subsidiary) is an excellent fit. The combined business in the UK will have 959 branches, a larger and therefore more competitive market share of key personal financial services products and a growing business banking franchise. An analysis of potential efficiencies and integration benefits conducted by Banco Santander suggests that the acquisition of A&L will lead to annualised cost savings of more than £180 million (before tax) by the end of 2011. Banco Santander believes that the integration of the A&L and Abbey businesses can be completed with low risk and substantial benefits for both shareholders and customers. For further details on Banco Santander's reasons for acquiring A&L, please refer to Section 2 of Part 4 of the Scheme Document.

## Q.18 Why is the A&L Board recommending the Acquisition by Banco Santander?

Details of the reasons for the recommendation are in Section 4 of Part 2 of the Scheme Document. In summary these are:

- The extreme turbulence in financial markets and deteriorating outlook for the UK economy has impacted A&L, resulting in a share price of 219.25 pence at close of business on 11 July 2008, the last trading day before the announcement of the Acquisition.
- Whilst A&L has adopted plans which it believes would enable it to continue to do business satisfactorily in the current very difficult trading environment, there remain significant external risks presented by the deterioration in the broader economic outlook and the continuing turbulence in financial markets.
- The A&L Board sees no obvious circumstances that are likely, materially, to improve conditions in the financial markets or the broader economic outlook in the near to medium term, and has concluded that there is a risk of external events further eroding shareholder value. The value to A&L Shareholders of the greater certainty provided by being part of a larger organisation is considerable. The Acquisition will result in a strong UK banking franchise which will benefit shareholders, customers and employees.
- Based on the Closing Price for a Banco Santander Share on 8 August 2008 and an exchange rate of €1.2753:£1, the terms of the Acquisition values each A&L Share at 317 pence. Taking into account the interim dividend declared on 1 August 2008, the total is 335 pence per A&L Share and represents a premium of 52.6 per cent to the Closing Price of A&L Shares on 11 July 2008 (the last business day prior to the announcement of the recommended Acquisition).
- Given the points noted above, it is the A&L Board's view that the proposal from Banco Santander represents value for A&L Shareholders and both greater stability and greater certainty in these uncertain times.

## The Acquisition and the Scheme

### Q.19 What will I receive for my A&L shares?

Under the terms of the Acquisition, holders of A&L Shares will be entitled to receive New Banco Santander Shares in exchange for the cancellation of their A&L Shares on the following basis:

**1 New Banco Santander Share for every 3 A&L Shares**

In addition, provided you don't sell your A&L Shares before 5 September 2008 you will receive an interim dividend of 18 pence per share. This is expected to be paid on 6 October 2008.

### Q.20 The number of shares I hold is not divisible by three, what happens to my excess A&L shares?

As no fractions of New Banco Santander Shares will be allotted to holders of A&L Shares, any fractional entitlements to New Banco Santander Shares will be aggregated and sold in the market and the net proceeds of sale will be distributed pro rata to the holders of A&L Shares entitled to them. These proceeds will be issued in Sterling by cheque.

### Q.21 Can I have cash instead of New Banco Santander Shares?

No cash alternative is being offered. For information on how to sell your New Banco Santander Shares, please refer to question 35, below.

### Q.22 Under the Acquisition how much are my A&L shares worth?

The terms of the Acquisition imply a value of 317 pence for each A&L Share as at 8 August 2008, being the latest practicable date prior to the posting of this document. Taking into account the interim dividend of 18 pence per share, the total implied value on that date is 335 pence per share and represents a premium of 52.6 per cent to the A&L share price of 219.25 pence on 11 July 2008, the business day prior to the announcement of the Banco Santander offer.

(This is based on the Closing Price for a Banco Santander Share on the Bolsas de Valores (the stock exchanges of Madrid, Barcelona, Bilbao and Valencia) of €12.11 on 8 August 2008, (the latest practicable date prior to the posting of this document) and an exchange rate of €1.2753:£1).

### Q.23 How will the Acquisition of A&L be implemented?

The Acquisition will be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006. Under the terms of the Scheme, A&L Shares will be cancelled and you will receive one New Banco Santander Share in exchange for three A&L Shares. Before the Scheme (and therefore the Acquisition) can become effective, a number of conditions must be satisfied or waived. These are listed in Part 5 of the Scheme Document.

### Q.24 When will the Acquisition be completed?

Subject to satisfaction or waiver of the Conditions (including A&L Shareholder and Court approval and the approval by Banco Santander Shareholders), completion of the Acquisition is expected to take place on Friday, 10 October 2008. The New Banco Santander Shares are expected to be issued on completion of the Acquisition, and are expected to begin trading on Tuesday, 14 October 2008.

### Q.25 What is a scheme of arrangement?

A scheme of arrangement is a legal arrangement between a company and its shareholders and is a normal process for dealing with acquisitions of public companies in the UK. It requires approval of the shareholders both at a court meeting and at a separate general meeting. A&L Shareholders can vote on whether to approve the Scheme (and therefore the Acquisition) at the Court Meeting and then on a resolution required to implement it at the A&L EGM. All A&L Shareholders to whom the Scheme Document has been sent will have the opportunity to vote at both the Court Meeting and the A&L EGM and their votes (if properly received) will be counted. Once approved by A&L Shareholders, the Scheme will only become effective if sanctioned by the Court.

## The Acquisition and the Scheme

Q.26

### Why is this being done via a Scheme of Arrangement?

A scheme of arrangement is a normal process for dealing with acquisitions of public companies in the UK. This process was followed when Banco Santander acquired Abbey in 2004.

Q.27

### What will happen to A&L preference shares?

A&L preference shares will be unaffected by the Acquisition.

Q.28

### What influence do I have as a shareholder and why is it important that I vote?

The Scheme (and therefore the Acquisition) will only become effective if (amongst other things):

(a) a majority in number of the A&L Shareholders present at the Court Meeting (voting in person or by proxy) vote in favour; and

(b) such majority holds 75 per cent or more in value of the A&L Shares held by those A&L Shareholders present and voting at the Court Meeting (in person or by proxy).

In determining the vote in (a) above, all shareholders that vote count equally regardless of how many A&L Shares they hold. In addition it is also necessary for the resolution at the A&L EGM to be approved by A&L Shareholders holding not less than 75 per cent of the votes cast at the meeting (whether in person or by proxy).

**We strongly encourage A&L Shareholders to exercise their voting rights. It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of A&L Shareholders' opinion. You are strongly urged to either attend, return your forms of proxy and forms of direction or vote online as soon as possible and in any event by the relevant dates set out in this document.**

Q.29

### What happens if I vote against the resolutions to be proposed at the Court Meeting and A&L EGM?

All votes properly made will be counted. If the resolutions are passed by the requisite majorities, the Scheme is sanctioned by the Court and the Acquisition completes, the Scheme will be binding on all A&L Shareholders, including those who voted against the Scheme. If the resolutions are not passed by the requisite majorities, then the Scheme and the Acquisition will not go ahead.

The A&L Board believes that the terms of the Acquisition are in the best interests of all A&L Shareholders and unanimously recommends that A&L Shareholders vote in favour of the resolutions.

## Shares and dividends

Q.30

### Can I still sell or buy shares in A&L?

Yes, you can sell or buy A&L Shares until the Scheme becomes effective, which is expected to be Friday, 10 October 2008. Please contact your normal broker or the Alliance & Leicester Share Dealing Service to do so. You are recommended to contact an independent financial advisor before buying or selling shares.

Q.31

### Will A&L still be offering a scrip dividend[1]?

The Board has decided not to offer a scrip dividend alternative to the interim dividend that is expected to be paid on 6 October 2008.

(1) A scrip dividend is a dividend consisting of additional shares rather than cash.

## Shares and dividends

Q.32 **On what stock exchanges are Banco Santander shares listed?**

Banco Santander Shares are listed on the London Stock Exchange and the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia, and on the Milan, Lisbon, Mexican and Buenos Aires stock exchanges and on the New York Stock Exchange (through Banco Santander American Depositary Shares). The shares are traded in the UK on normal trading days and the share price is quoted in Sterling in most national newspapers, including the Times and the Financial Times.

Q.33 **Where can I find details of the Banco Santander share price?**

Details of the Banco Santander share price (in Sterling) and other information can be found on Banco Santander's UK shareholder website: **www.santandershareholder.co.uk**.

Q.34 **Will I get a share certificate for my New Banco Santander Shares?**

No. In common with all Spanish listed companies, Santander does not issue share certificates to individual shareholders. A&L Shareholders who receive New Banco Santander Shares as a result of the Acquisition will receive their shares in the form of a CREST Depository Interest (a 'CDI') (which represents a shareholder's entitlement to the New Banco Santander Shares). These CDIs will be held in a Banco Santander corporate nominee service on their behalf or through A&L ShareSafe (in the case of A&L Shareholders who are currently members of A&L ShareSafe). If you hold share certificates for your A&L Shares, you will be sent details of the Banco Santander nominee service and a statement of your entitlement to these CDIs within 14 days of completion of the Acquisition. If you are a member of A&L ShareSafe, revised details of the nominee service and a statement of entitlement to the CDIs will be sent to you within 14 days of completion of the Acquisition. Further details of these arrangements are described in Section 9 of Part 3 of the Scheme Document.

Q.35 **How can I sell my New Banco Santander Shares?**

You can sell your Banco Santander Shares through a stockbroker, just as you can with UK shares. As Banco Santander is listed in the UK you can sell your Banco Santander Shares in the UK and receive your share sale proceeds in Sterling.

Banco Santander has more information about how to buy and sell Banco Santander Shares on its UK shareholder website: **www.santandershareholder.co.uk**.

Q.36 **Will I be taxed in the same way on a sale of Banco Santander Shares as I would have been had I sold my A&L Shares?**

Broadly yes. A sale of Banco Santander Shares may, depending on your circumstances and subject to any available exemptions and reliefs, give rise to a chargeable gain or an allowable loss for UK capital gains tax purposes. The same would be the case on a sale of A&L Shares. However, unlike for a sale of A&L Shares, you will also need to comply with the formalities in relation to Spanish tax as described in Section 17(c) of Part 3 of the Scheme Document. Failure to comply with these formalities could result in a Spanish tax liability on a sale of Banco Santander Shares. Please also see question 37, below.

Q.37 **Are there any other tax consequences of me owning or selling my New Banco Santander Shares?**

Yes. The tax consequences of the Scheme will depend on where you are resident for tax purposes. The UK and Spanish tax consequences of the Scheme for A&L Shareholders who are resident in the UK are summarised in Sections 16 and 17 of Part 3 of the Scheme Document. You will also have to file a Spanish tax return (Form 210); an explanation is set out in Section 17(c) of Part 3 of the Scheme Document. You can find out how to obtain assistance with this process by, visiting Banco Santander's UK shareholder website: **www.santandershareholder.co.uk**. For A&L Shareholders who hold share certificates for their A&L Shares and participants in A&L ShareSafe, further details will also be included with the pack containing your statement of entitlement.

If you are in any doubt as to your tax position you should consult an independent professional adviser.

## Shares and dividends

### Q.38 I do not live in the UK, will I still receive New Banco Santander Shares?

It depends where you live. For overseas shareholders who hold share certificates in respect of their A&L Shares and are resident in a country or territory where it may contravene local securities laws or otherwise be impossible or unduly onerous to send those overseas shareholders the Scheme Document or to determine the same would be unduly onerous, those overseas shareholders will not receive the Scheme Document or New Banco Santander Shares if the Scheme is approved. For those overseas shareholders, the New Banco Santander Shares to which they would otherwise be entitled will be sold and those shareholders will be sent the sale proceeds by cheque. For further details please see Section 18 of Part 3 of the Scheme Document.

If you move your registered address to the UK, or if you transfer your A&L Shares into A&L ShareSafe, prior to 10 October 2008, you will be able to receive New Banco Santander Shares. A&L Shares are expected to cease to trade on 10 October 2008.

### Q.39 Does Banco Santander pay dividends?

Yes, historically Banco Santander has paid dividends four times a year. Banco Santander dividends for the financial year 2007 totalled €0.6508 per Banco Santander Share, equivalent to £0.4769 per share based on the €/£ exchange rate on the date of each dividend payment.

The next date proposed for the payment of Banco Santander dividends is Monday, 3 November 2008. If the Scheme goes ahead based on the expected timetable, holders of the New Banco Santander Shares will receive a dividend if it is declared by Banco Santander.

### Q.40 Will I receive dividends from Banco Santander in Euros or Sterling?

For so long as CREST continues to provide such service, A&L Shareholders will be able to receive their dividends from Banco Santander in Sterling. This can be sent as a cheque or you will be able to register to receive payment directly into your bank account. Please see Section 6 of Part 2 of the Scheme Document for further details.

### Q.41 I cannot find my share certificate. Can I still vote?

Yes, as long as you are still an A&L Shareholder. Capita Registrars keep a record of each A&L Shareholder and how many shares each A&L Shareholder owns. All registered A&L Shareholders are entitled to vote.

### Q.42 My A&L Shares are held in a single company PEP / ISA. Can I still vote?

Your shares are registered in the name of a nominee holder on your behalf. If you hold shares in an A&L single company PEP or Maxi ISA you will receive forms of direction from the registered holder. Shareholders who hold A&L Shares in this way should contact the registered holder.

### Q.43 What should I do with my share certificate in respect of my A&L Shares?

Share certificates in respect of A&L Shares will cease to be valid and should be destroyed once you receive the statement of entitlement in respect of your New Banco Santander Shares.

### Q.44 When will I receive further information after the vote?

The results of the shareholder votes may not be announced at the meetings. If that is the case, A&L will publicly announce the results as soon as practicable and they will be displayed on the A&L website: **www.alliance-leicester-group.co.uk**.

## Miscellaneous

Q.45 **Why have you sent this mailing in a plastic wrapper?**
These documents have been sent in biodegradable polywrap which can be recycled.

Q.46 **Why was it necessary to send such a large document by post?**
It is a legal requirement that all A&L Shareholders (including A&L ShareSafe members and A&L SIP participants) are provided with a full copy of the Scheme Document unless it may be prohibited or unduly onerous to send the document to a shareholder in a particular country or jurisdiction.

## Further questions you may have

If you have any other queries about the Acquisition, the Scheme, the forms of proxy, the forms of direction, online voting or any other related matter please call the **Shareholder Helpline on 0844 842 9586** (or, if you are calling from outside the UK, on +44 (0) 800 280 2580) **Monday to Friday between 9.00 a.m. and 8:00 p.m.** (UK time). The Shareholder Helpline will be available until 24 October 2008. Calls cost 5 pence per minute plus network charges.

The helpline cannot provide advice on the merits of the Scheme or the Acquisition or on personal financial or tax matters. If you are in any doubt as to the action you should take, please contact a professional adviser.

The directors of A&L accept responsibility for the information contained in this booklet and the questions and answers (together, this 'Document') relating to A&L and its directors. To the best of the knowledge and belief of the directors of A&L (who have taken all reasonable care to ensure that such is the case), the information contained in this Document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the executive committee of the board of directors of Banco Santander (together the 'Relevant Santander Persons') accept responsibility for the information contained in this Document relating to Banco Santander and its directors. To the best of the knowledge and belief of the Relevant Santander Persons (who have taken all reasonable care to ensure that such is the case), the information contained in this Document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Document contains information derived from the Scheme Document which contains full details of the Acquisition. This Document should be read together with the accompanying documents, including the Scheme Document and the blue and orange forms of proxy or, where applicable, the blue and orange forms of direction. In the event of any inconsistency between this Document and the Scheme Document, the Scheme Document shall prevail.

## Shareholder Helpline

Calls cost 5 pence per minute plus network charges. Different charges may apply to mobile telephones. Calls may be recorded and randomly monitored for security and training purposes.

**If you would like to receive a copy of this booklet in large print, Braille or audio tape, please contact the Shareholder Helpline on 0844 842 9586 (or, if you are calling from outside the UK, on +44 (0) 800 280 2580) Monday to Friday between 9.00 a.m. and 8.00 p.m. (UK time).**

Alliance & Leicester plc and Alliance & Leicester ShareSafe Limited are both registered in England (Company Nos: 3263713 and 32779870 respectively), the Registered Office of both companies is: Carlton Park, Narborough, Leicester LE19 0AL. Alliance & Leicester plc and Alliance & Leicester ShareSafe Limited are both authorised and regulated by the Financial Services Authority. The FSA Register numbers are 189099 and 184117 respectively.

Alliance
Leicester

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART 3 OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT 2006. If you are in any doubt as to the action you should take in connection with this document or the proposals contained in it, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000, or from an appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.**

If you have sold or otherwise transferred all of your A&L Shares, please send this document together with the accompanying documents (other than any personalised Forms of Proxy or Forms of Direction) at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you have sold or otherwise transferred only part of your registered holding of A&L Shares please consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

This document should be read in conjunction with the accompanying documents, including the separate letter from the Acting Chairman of A&L and the blue and orange Forms of Proxy and Forms of Direction.

---

**Recommended Acquisition**

**by**

# Banco Santander, S.A.

**of**

# Alliance & Leicester plc

**to be effected by means of a**

**Scheme of Arrangement**

**under Part 26 of the Companies Act 2006**



---

**A letter from the Acting Chairman of A&L, including a recommendation to vote in favour of the resolutions to be proposed at the Court Meeting and at the A&L EGM, is set out in Part 2 (*Letter from the Acting Chairman of Alliance & Leicester plc*) of this document.**

**Notices convening the Court Meeting and the A&L EGM, which will both be held at the ICC, Broad Street, Birmingham B1 2EA, United Kingdom, on 16 September 2008, are set out at the end of this document. The Court Meeting will start at 11.00 a.m. (London time) and the A&L EGM will start at 11.10 a.m. (London time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned). The action to be taken in respect of the Court Meeting and the A&L EGM is set out on the next page, and in Section 5 of Part 2 (*Letter from the Acting Chairman of Alliance & Leicester plc*) and Section 7 of Part 3 (*Explanatory Statement*) of this document. It is very important that you use your vote so that the Court can be satisfied that the votes cast constitute a fair representation of the views of A&L Shareholders.**

Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Banco Santander as financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Banco Santander for providing the protections afforded to customers of Merrill Lynch nor for providing advice in relation to the Acquisition, or any matter referred to herein.

JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting for A&L as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley, which is regulated in the United Kingdom by the Financial Services Authority, is acting for A&L as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Morgan Stanley nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Rothschild, which is regulated in the United Kingdom by the Financial Services Authority, is acting for A&L as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than A&L for providing the protections afforded to customers of Rothschild nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Definitions used in this document are set out in Part 11 (*Definitions*) of this document. Except where otherwise indicated, the exchange rates used in this document are those set out in Section 16(h) of Part 10 (*Additional Information*) of this document.

**Action to be taken**

If you are an A&L Shareholder, whether or not you intend to attend either or both of the Court Meeting and the A&L EGM, please complete and sign the enclosed Forms of Proxy and return them in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received at Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Proxy returned by fax or email will not be accepted. If the blue Form of Proxy for use at the Court Meeting is not lodged by the above time, it may be handed to the Registrar for A&L on behalf of the Chairman of the Court Meeting at that meeting. However, in the case of the A&L EGM, unless the orange Form of Proxy is lodged at least 48 hours before the time fixed for the meeting or any adjournment thereof, it will be invalid. The completion and return of either Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the A&L EGM, or any adjournment thereof, if you wish to do so.

If you are an A&L ShareSafe participant or an A&L SIP participant, please complete and sign the enclosed Forms of Direction and return them in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received at Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Direction returned by fax or email will not be accepted. Unless the blue or orange Form of Direction is lodged at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof, it will be treated as invalid. By completing and returning the SIP Form of Direction, A&L SIP participants will be directing the SIP Trustee of the A&L SIP to attend and vote on their behalf. By completing and returning the ShareSafe Form of Direction, A&L ShareSafe participants will be instructing Alliance & Leicester ShareSafe Limited to appoint a proxy (who may be the Chairman of the relevant meeting) to attend and vote on their behalf. The completion and return of either Form of Direction will not prevent A&L ShareSafe participants from attending and voting in person at either the Court Meeting or the A&L EGM, or any adjournment thereof, if they so wish. A&L SIP participants may not attend either meeting. The blue Forms of Direction are for use in connection with the Court Meeting and the orange Forms of Direction are for use in connection with the A&L EGM.

If you have any questions relating to this document or the completion and return of the Forms of Proxy or Forms of Direction, please telephone the A&L shareholder helpline on 0844 842 9586 (or, if you are calling from outside the United Kingdom, on +44 (0) 800 280 2580) between 9.00 a.m. and 8.00 p.m. (London time) Monday to Friday, until 24 October 2008. Calls cost 5 pence per minute plus network charges. For legal reasons, the A&L shareholder helpline will not be able to provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

**Securities law restrictions**

The distribution of this document in jurisdictions other than Spain, the UK and the US may be restricted by law and therefore persons into whose possession this document comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document and the accompanying documents have been prepared for the purpose of complying with English law, the City Code and the applicable rules of the UK Listing Authority and the London Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom. This document and the Conditions and further terms set out in this document are governed by English law and are subject to the jurisdiction of the English courts (save for the Subscription Agreement set out in Appendix A of Part 3 (*Explanatory Statement*) of this document, which is governed by Spanish law but subject to the jurisdiction of the English courts). Banco Santander will furnish this document to the SEC under the cover of a Form 6-K.

**Argentina**

The New Banco Santander Shares will not be offered, sold, placed, re-sold or re-placed in Argentina through any type of transaction that may constitute a public offering of securities pursuant to Argentine law. Therefore, neither this document nor any other material in respect of the New Banco Santander Shares, has been, or will be, registered with, or under the supervision of, the Comisión Nacional de Valores and/or any other Argentine regulator. This arrangement does not constitute a public offering of securities within the scope of Argentine Public Offering Law No 17,811, as amended and supplemented, nor under any other Argentine regulation. This document and other materials relating to the New Banco Santander Shares are being supplied only to A&L Shareholders under the Scheme and are being supplied to such A&L Shareholders directly from A&L. The distribution of this document in Argentina is restricted by law and therefore persons into whose possession this document comes should, before forwarding or introducing it to Argentina, inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions will constitute a violation of the securities laws of Argentina.

**Australia**

This document is not an Australian law compliant prospectus and has not been, and will not be, lodged with the Australian Securities and Investments Commission. The information disclosed in this document may not be the same as that which would have been disclosed if this document has been prepared in accordance with Australian law. New Banco Santander Shares issued in connection with the Scheme may not be offered for sale in Australia for at least 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of Australia's Corporations Act 2001 or unless a compliant disclosure document is produced.

**Austria**

Neither this document nor any part hereof constitutes an offer of, or an invitation by, or on behalf of, A&L or Banco Santander to subscribe for or purchase any of the New Banco Santander Shares in Austria. The New Banco Santander Shares may not be advertised, offered or sold, directly or indirectly, in Austria or to, or for the benefit of, any resident of Austria (including Austrian corporations) or to any persons for reoffering or resale, directly or indirectly, in Austria or to any resident of Austria, and neither this document nor any part hereof nor any form of application, advertisement or other information may be issued, distributed or published in Austria, as no prospectus pursuant to the Prospectus Directive (Directive 2003/71/EC) as implemented in Austria by the Austrian Capital Markets Act (*Kapitalmarktgesetz – KMG*) has been or will be approved by the Austrian Financial Market Authority (*Finanzmarktaufsicht*) or has been or will be passported into Austria. The New Banco Santander Shares may only be (re)sold or transferred in Austria or to any resident of Austria in accordance with the provisions of the Austrian Capital Markets Act and any other laws applicable to Austria governing the issue, (re)sale and offering of securities.

**Cayman Islands**

No offering of shares is being made via the internet to any member of the public in the Cayman Islands, and no such person should download this document from within the Cayman Islands.

**France**

Nothing in this document, nor anything communicated to A&L Shareholders or potential holders of New Banco Santander Shares by A&L or Banco Santander, constitutes a public offering of financial instruments within the meaning of Article L.4111-1 of the *Code monétaire et financier*. Therefore, neither this document nor anything communicated to A&L Shareholders or potential holders of New Banco Santander Shares by A&L or Banco Santander, has been submitted to the *Autorité des marchés financiers* for prior approval and clearance procedure.

**Germany**

This document, the notices convening the Court Meeting and the A&L EGM and any accompanying or related documents, may not be mailed, distributed, disseminated or otherwise disclosed to any persons in the Federal Republic of Germany.

**Israel**

This document does not constitute an offering to the public in Israel within the meaning of Israel's Securities Law, 5728-1968. Neither A&L nor Banco Santander will make an offer (i) to the public in Israel within the meaning of Israel's Securities Law, 5728-1968; and (ii) to more than 35 persons resident in Israel that are not "institutional investors" of the type specified in the First Appendix to Israel's Securities Law, 5728-1968. Israeli shareholders should consult their own legal and tax advisers with respect to the tax consequences of the Scheme in their particular circumstances.

**Italy**

The Scheme has not been notified to CONSOB (*Commissione Nazionale per le Società e la Borsa*) pursuant to applicable Italian securities laws and implementing regulations. Absent of such notification, no public offer can be carried out in the Republic of Italy. This document, and its accompanying documents, have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy, other than the A&L Shareholders residing therein. In accordance with Article 1, first paragraph letter (v) and article 100, paragraph 1 letter (c) of the *Testo Unico della Finanza* and Article 33 of CONSOB Regulation no. 11971/1999, this document and its accompanying documents may be exclusively sent to the A&L Shareholders residing in Italy since the value of the aggregate shareholdings in A&L of the A&L Shareholders residing in Italy is below the threshold of €2,500,000 as conclusively established by A&L. No other form of solicitation has been, and can be, carried out in the Republic of Italy. This document, and any other document relating to the Scheme, may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or person or entity in the Republic of Italy, other than the A&L Shareholders residing in Italy, to whom the relevant documentation will be delivered individually.

**Jersey**

Nothing in this document, nor anything communicated to A&L Shareholders or potential holders of New Banco Santander Shares by A&L or Banco Santander is intended to constitute or should be construed as advice on the merits of the Scheme or the exercise of any rights under the Scheme for the purposes of the Financial Services (Jersey) Law 1998, as amended.

**Luxembourg**

In Luxembourg this document will only be distributed by A&L directly to each A&L Shareholder at the registered address of such A&L Shareholder in circumstances that do not constitute a public offer of securities under the laws of Luxembourg. This document may not be duplicated or shown or transmitted to any other person in Luxembourg (except to a professional adviser of an A&L Shareholder acting in that capacity).

**Malaysia**

This document does not constitute an offer or invitation to persons in Malaysia in relation to New Banco Santander Shares. No approval of the Securities Commission of Malaysia is, or will be, obtained for the issue of the New Banco Santander Shares and this document will not be registered with the Securities Commission of Malaysia as a prospectus. This document, the notices convening the Court Meeting and the A&L EGM and any accompanying or related documents, may not be mailed, distributed, disseminated or otherwise disclosed to any persons in Malaysia.

**Malta**

The information contained herein does not require any approval as an investment advertisement under the Malta Investment Services Act, Chapter 370 of the Laws of Malta as it is contained in a publication circulated principally outside Malta. Furthermore, the information contained herein does not constitute an offer of securities to the public under the Malta Companies Act, Chapter 386 of the Laws of Malta.

**Mexico**

The securities involved in the Scheme have not been and will not be registered in the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and, thus, may not be offered or sold publicly in Mexico.

**New Zealand**

This document is not a New Zealand prospectus or an investment statement and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Securities Act 1978 (or any other relevant New Zealand law). This document may not contain all the information that an investment statement or prospectus under New Zealand law is required to contain. Securities are offered to the public of New Zealand under this document in reliance on the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand).

**Other EU jurisdictions**

This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase shares nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or commitment whatsoever for such shares. This document does not comprise a prospectus within the meaning of article 3 of Directive 2003/71/EC.

**Portugal**

No prospectus or equivalent document has been or will be registered, approved or passported into Portugal in respect of the Scheme and therefore the New Banco Santander Shares may not be or caused to be offered, marketed or distributed in Portugal and this document may not be distributed, disseminated or addressed to Portuguese resident investors in circumstances which would constitute an offer of securities to the public under the Portuguese Securities Code.

**Singapore**

The issue of the New Banco Santander Shares pursuant to the Scheme will be made in reliance on the exemption under section 273(1)(c) of the Securities and Futures Act (Chapter 289) of Singapore. That issue will not be made in or accompanied by a prospectus that is registered by the Monetary Authority of Singapore.

**Spain**

This document will be registered by the CNMV as a document equivalent to a Spanish prospectus before the Effective Date in accordance with Spanish law.

Any person who attempts to own or control, directly or indirectly, 5 per cent or more of the share capital or voting rights of Banco Santander or otherwise has a significant influence over Banco Santander is required to obtain a clearance from the Bank of Spain under Spanish law and any person who attempts to own or control, directly or indirectly, certain amounts of the share capital and/or voting rights of Banco Santander may be subject to additional restrictions or obligations (including disclosure of interests) established by Spanish securities and tender offer regulations. If you believe these Spanish provisions may be applicable to you, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000, or from an appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom. Further information on clearances and disclosure of interests required is set out in Sections 1(f), 1(n) and 2(t) of Part 9 (*Information on the Banco Santander Shares*) of this document.

**United Arab Emirates**

The New Banco Santander Shares have not been and are not being sold, subscribed for, transferred or delivered in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the sale, subscription for, transfer and delivery of securities. Neither the New Banco Santander Shares nor this document have been or will be registered with, or licensed or approved by, the UAE Central Bank, the Emirates Securities and Commodities Authority, the Dubai Financial Services Authority or any other regulatory authority in the United Arab Emirates.

**United States of America**

The New Banco Santander Shares have not been and will not be registered under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. For the purpose of establishing this exemption from the registration requirements of the Securities Act, A&L will advise the Court at the Scheme Court Hearing that its sanctioning of the Scheme will be relied upon by A&L and Banco Santander for such purpose as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme for A&L Shareholders, at which hearing all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme. The New Banco Santander Shares will not be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and may be immediately resold without restriction under the Securities Act by former holders of A&L Shares who are not affiliates of Banco Santander and have not been affiliates of Banco Santander within 90 days prior to the issuance of New Banco Santander Shares under the Scheme. Thereafter, a former holder of A&L Shares may resell without restriction under the Securities Act the New Banco Santander Shares issued under the Scheme, unless such person is an affiliate of Banco Santander at the time of such resale, or was an affiliate of Banco Santander within 90 days prior to such resale. **Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed judgment upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.** The information disclosed in this document is not the same as that which would have been disclosed if this document had been prepared for the purpose of complying with the registration requirements of the Securities Act or in accordance with the laws and regulations of any other jurisdiction.

**Forward-looking statements**

This document and other information published by Banco Santander and A&L may contain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of the Banco Santander Group (which, following the Acquisition, will include A&L) resulting from and following the implementation of the Scheme. These statements are based on management's current expectations, speak only as at the date of this document and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating

to satisfaction of the Conditions, Banco Santander's ability to successfully combine the businesses of Banco Santander and A&L and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces as well as those factors described under the headings "Risk Factors" and "Operating and Financial Review and Prospects" in Banco Santander's annual report on Form 20-F for the year ended 31 December 2007, as filed with the US Securities and Exchange Commission. No statement in this document is intended to constitute a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or less than those for the relevant preceding financial periods for either Banco Santander or A&L as appropriate. Neither Banco Santander nor A&L undertakes any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

**Past performance**

Past performance is not necessarily a guide to future performance. The value of investments may fall as well as rise.

**Dealings**

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent or more of any class of "relevant securities" of Banco Santander or A&L, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the Effective Date or, if earlier, the date on which the "Offer Period" for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Banco Santander or A&L, they will be deemed to be a single person for the purpose of Rule 8.3. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Banco Santander or A&L by Banco Santander or A&L, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms above in quotation marks are defined in the City Code which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8 you should consult the Panel.

**Financial Information**

The financial information in this document on Banco Santander and A&L has been extracted on the basis set out in Section 16(a) of Part 10 (*Additional Information*) of this document.

Incorporation of relevant information by reference

The following documents, all of which have been announced through a Regulatory Information Service and are available free of charge at www.alliance-leicester-group.co.uk, are incorporated into this document by reference:

(1) pages 42 to 101 of Alliance & Leicester's 2007 Annual Report and Accounts, comprising Alliance & Leicester's audited consolidated financial statements for the year ended 31 December 2007 under IFRS together with the relevant accounting policies and notes. The independent auditor's report is on page 42, the consolidated income statement is on page 44, the consolidated balance sheet is on page 45, the company balance sheet is on page 46, the consolidated statement of recognised income and expense is on page 47, the company statement of recognised income and expense is on page 48, the consolidated cash flow statement is on page 49, the company cash flow statement is on page 50, the accounting policies are on pages 51 to 53 and the explanatory notes are on pages 51 to 101;

(2) pages 46 to 90 of Alliance & Leicester's 2006 Annual Report and Accounts, comprising Alliance & Leicester's audited consolidated financial statements for the year ended 31 December 2006 under IFRS together with the relevant accounting policies and notes. The independent auditor's report is on page 46, the consolidated income statement is on page 48, the consolidated balance sheet is on page 49, the company balance sheet is on page 50, the consolidated statement of recognised income and expense is on page 51, the company statement of recognised income and expense is on page 52, the consolidated cash flow statement is on page 53, the company cash flow statement is on page 54, the accounting policies are on pages 55 to 57 and the explanatory notes are on pages 55 to 90; and

(3) pages 42 to 93 of Alliance & Leicester's 2005 Annual Report and Accounts, comprising Alliance & Leicester's audited consolidated financial statements for the year ended 31 December 2005 under IFRS together with the relevant accounting policies and notes. The independent auditor's report is on page 42 and the consolidated income statement is on page 44, the consolidated balance sheet is on page 45, the company balance sheet is on page 46, the consolidated statement of recognised income and expense is on page 47, the company statement of recognised income and expense is on page 48, the consolidated cash flow statement is on page 49, the company cash flow statement is on page 50, the accounting policies are on pages 51 to 53 and the explanatory notes are on pages 51 to 89.

The following documents, all of which have been made available (in Spanish) through the CNMV in Spain and are available free of charge (in Spanish and also translated into English) at www.santander.com, are incorporated into this document by reference:

(4) pages 162 to 343 of the English translation of Banco Santander's 2007 Annual Report and Accounts, comprising Banco Santander's audited consolidated financial statements for the year ended 31 December 2007 prepared in accordance with IFRS, together with the relevant accounting policies and notes. The independent auditor's report is on page 165, the consolidated income statement is on page 168, the company income statement is on page 340, the consolidated balance sheet is on pages 166 and 167, the company balance sheet (after allocation of income) is on pages 342 and 343, the consolidated statement of recognised income and expense is on page 169, the consolidated cash flow statement is on pages 170 and 171, the accounting policies are on pages 177 to 200 and the explanatory notes are on pages 172 to 337;

(5) pages 190 to 347 of the English translation of Banco Santander's 2006 Annual Report and Accounts, comprising Banco Santander's audited consolidated financial statements for the year ended 31 December 2006 prepared in accordance with IFRS, together with the relevant accounting policies and notes. The independent auditor's report is on page 193, the consolidated income statement is on page 196, the company income statement is on page 344, the consolidated balance sheet is on pages 194 and 195, the company balance sheet (after allocation of income) is on pages 346 and 347, the consolidated statement of recognised income and expense is on page

197, the consolidated cash flow statement is on pages 198 and 199, the accounting policies are on pages 203 to 224 and the explanatory notes are on pages 200 to 341; and

(6) pages 161 to 297 of the English translation of Banco Santander's 2005 Annual Report and Accounts, comprising Banco Santander's audited consolidated financial statements for the year ended 31 December 2005 prepared in accordance with IFRS, together with the relevant accounting policies and notes. The independent auditor's report is on page 163, the consolidated income statement for the year ended 31 December 2005 is on page 166, the company income statement is on page 294, the consolidated balance sheet as at 31 December 2005 is on pages 164 and 165, the company balance sheet (after allocation of income) is on pages 296 and 297, the consolidated cash flow statement is on pages 168 and 169, the accounting policies are on pages 172 to 192 and the explanatory notes are on pages 170 to 291.

Alliance & Leicester will provide, without charge, to each person to whom a copy of this document has been delivered, upon their written or verbal request, a copy of any documents incorporated by reference in this document. Copies of any documents incorporated by reference in this document will not be provided unless such a request is made. Requests for copies of any such document should be directed to: Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or by telephoning the A&L shareholder helpline on 0844 842 9586 (or if you are calling from outside the United Kingdom, on +44 (0) 800 280 2580) between 9.00 a.m. and 8.00 p.m. (London time) Monday to Friday, until 24 October 2008. Calls cost 5 pence per minute plus network charges.

# TABLE OF CONTENTS

# EXPECTED TIMETABLE OF PRINCIPAL EVENTS

| *Event* | *Time and/or date (2008)* |
| --- | --- |
| A&L Interim Dividend Record Time | 4.30 p.m. on 5 September |
| **Latest time for receipt by the Registrar of completed blue Forms of Proxy and blue Forms of Direction for the Court Meeting** | **11.00 a.m. on 14 September (1)** |
| **Latest time for receipt by the Registrar of completed orange Forms of Proxy and orange Forms of Direction for the A&L EGM** | **11.10 a.m. on 14 September (1)** |
| Voting Record Time | 6.00 p.m. on 14 September |
| **Court Meeting** | **11.00 a.m. on 16 September** |
| **A&L EGM** | **11.10 a.m. on 16 September (2)** |
| Banco Santander General Shareholders Meeting – first call | 10.00 a.m. (Spanish time) on 21 September |
| Banco Santander General Shareholders Meeting – second call | 10.00 a.m. (Spanish time) on 22 September |
| Expected date for payment of A&L interim dividend declared on 1 August 2008 | 6 October |
| Scheme Court Hearing (to sanction the Scheme) | 7 October (3) |
| Reduction Court Hearing (to confirm the reduction of capital) | 9 October (3) |
| Last day for dealings in, and for registration of transfers and disablement in CREST of, A&L Shares | 10 October (3) |
| Scheme Record Time | 4.30 p.m. on 10 October (3) (4) |
| **Effective Date** | **10 October (3)** |
| Cancellation of A&L Listing | 4.30 p.m. on 10 October (3) (4) |
| New Banco Santander Shares to be issued | 10 October (3) |
| Settlement of New Banco Santander Shares to be issued through Iberclear (with settlement of Banco Santander CDIs following shortly thereafter) | 13 October (3) |
| Admission to listing of the New Banco Santander Shares on Bolsas de Valores expected to occur | effective 5.35 p.m. (Spanish time) 13 October (3) (5) |
| Dealings in New Banco Santander Shares on the market of Bolsas de Valores expected to commence | 14 October (3) |
| Admission to listing of the New Banco Santander Shares on the London Stock Exchange expected to occur | 8.00 a.m. on 14 October |
| Expected date of announcement of Banco Santander's Q3 results | 28 October (6) |
| Record date for Banco Santander Q3 interim dividend | 31 October (6) |
| Expected payment date for Banco Santander Q3 interim dividend | 3 November (6) |

(1) A blue Form of Proxy for the Court Meeting not so lodged may be handed to the Registrars for the Company on behalf of the Chairman of the Court Meeting at that meeting. However, to be valid: (i) the blue Forms of Direction for the Court Meeting must be lodged by 11.00 a.m. on 14 September 2008, or if the Court Meeting is adjourned, at least 48 hours prior to the adjourned meeting; and (ii) the orange Forms of Proxy and orange Forms of Direction for the A&L EGM must be lodged by 11.10 a.m. on 14 September 2008, or if the A&L EGM is adjourned, at least 48 hours prior to the adjourned meeting.

(2) The A&L EGM will commence at the time specified above or, if later, as soon thereafter as the Court Meeting shall have been concluded or adjourned.

(3) These dates are indicative only and will depend, amongst other things, on the dates upon which the Court actually sanctions the Scheme and/or confirms the associated reduction of capital.

(4) Dealings in A&L Shares will be suspended with effect from 4.30 p.m. (London time) on this date. Dealings in A&L Shares after the third business day prior to the Scheme Record Time (which is expected to be 4.30 p.m. on 10 October 2008) will not, in accordance with normal settlement procedures, be registered prior to the Scheme Record Time.

(5) Trades can take place on this day after this time subject to applicable regulations.

(6) This date is indicative only.

*Unless otherwise stated, references to times are to London time.*

# PART 1

# JOINT LETTER FROM THE ACTING CHAIRMAN OF ALLIANCE & LEICESTER PLC AND THE CHAIRMAN OF BANCO SANTANDER, S.A.

Alliance Leicester

Santander

Alliance & Leicester plc
Carlton Park
Narborough
Leicester LE19 0AL
United Kingdom

Banco Santander, S.A.
Paseo de Pereda, 9-12,
Santander 39004
Spain

19 August 2008

*To A&L Shareholders and, for information only, to holders of options and awards granted under the A&L Share Plans and holders of A&L Sterling Preference Shares*

Dear A&L Shareholder,

**Recommended Acquisition by Banco Santander, S.A. of Alliance & Leicester plc**

On 14 July 2008, Alliance & Leicester and Banco Santander announced they had agreed the terms of a recommended acquisition by Banco Santander of Alliance & Leicester. The proposed acquisition, which has the unanimous support of the boards of both companies, will bring together in the same group two well-known UK banks and create a more effective competitor in the UK financial services industry as part of a strong diversified international banking group under the Banco Santander banner.

We believe that the combination of Alliance & Leicester and Abbey, Banco Santander's UK subsidiary, is an excellent fit. The combined business in the UK will have 959 branches, a more competitive market share of key personal financial service products and a growing business banking franchise. Banco Santander will provide additional stability and resources to leverage Alliance & Leicester's franchise, drawing on its expertise and track record of achieving growth in a variety of markets and cultures. We believe that a combination of Abbey and Alliance & Leicester will create a stronger UK banking franchise that will benefit our customers and employees and represents value for A&L Shareholders by providing both greater stability and greater certainty in these uncertain times.

The attention of A&L Shareholders is drawn to Section 4 (*Reasons for recommendation of the Acquisition*) of Part 2 (*Letter from the Acting Chairman of Alliance & Leicester plc*) of this document.

If you have any questions about the documents contained in this mailing or about any other matter related to the Scheme, please call the A&L shareholder helpline on 0844 842 9586 (or, if you are calling from outside the United Kingdom on +44 (0) 800 280 2580) between 9.00 a.m. and 8.00 p.m. (London time) Monday to Friday, until 24 October 2008. Calls cost 5 pence per minute plus network charges. For legal reasons, the A&L shareholder helpline will not be able to provide advice on the merits of the transaction itself or give financial or tax advice.

**The Acquisition has the unanimous support and recommendation of the boards of both Alliance & Leicester and Banco Santander. We urge you to support the Scheme and to vote in favour of the resolutions to be proposed at the Court Meeting and the A&L EGM.**

Yours sincerely,

| | |
|---|---|
| Roy Brown | Emilio Botín |
| **Acting Chairman** | **Chairman** |
| Alliance & Leicester plc | Banco Santander, S.A. |

# PART 2

# LETTER FROM THE ACTING CHAIRMAN OF ALLIANCE & LEICESTER PLC

Alliance Leicester

Alliance & Leicester plc
Carlton Park
Narborough
Leicester LE19 0AL
United Kingdom

Registered in England and Wales No. 3263713

19 August 2008

*To A&L Shareholders and, for information only, to holders of options and awards granted under the A&L Share Plans and holders of A&L Sterling Preference Shares*

Dear A&L Shareholder,

**Recommended Acquisition by Banco Santander, S.A. of Alliance & Leicester plc**

## 1. Introduction

I am writing to you on behalf of the A&L Board to set out the terms of the proposed acquisition of Alliance & Leicester by Banco Santander, to explain the background to, and reasons for, our unanimous recommendation of the Acquisition and to seek your support and approval for the Acquisition.

In order to approve the terms of the Acquisition, you will need to vote in favour of the resolutions to be proposed at two shareholder meetings (the Court Meeting and the A&L EGM) to be held at the ICC, Broad Street, Birmingham B1 2EA, United Kingdom on 16 September 2008 from 11.00 a.m. The actions you should take, and the recommendation of the A&L Board, are set out in Sections 5 and 12, respectively, of this Part 2.

## 2. Summary of the terms of the Acquisition

On Monday 14 July 2008, we announced that we had reached agreement with Banco Santander on the terms of a recommended acquisition of A&L by Banco Santander.

The Acquisition will, subject to the satisfaction or waiver of the Conditions, be implemented by way of a scheme of arrangement of A&L under Part 26 of the Companies Act. Under the terms of the Acquisition, holders of A&L Shares will be entitled to receive New Banco Santander Shares in exchange for the cancellation of their A&L Shares on the following basis:

**for every 3 A&L Shares, 1 New Banco Santander Share**

A&L Shareholders on the Register of Members at the Dividend Record Time (expected to be 4.30 p.m. on 5 September 2008) will also be entitled to receive the interim dividend in cash of 18 pence per A&L Share declared on 1 August 2008.

This interim dividend is expected to be paid by A&L on 6 October 2008 in accordance with existing arrangements for dividend payments (except that no scrip dividend election will be available).

Based on the Closing Price for a Banco Santander Share on 11 July 2008 (the last trading day prior to commencement of the Offer Period) and an exchange rate of €1.2517:£1, the terms of the Acquisition value each A&L Share at 299 pence and the existing issued share capital of A&L at approximately £1,259 million, representing a premium of approximately 36.4 per cent to the Closing Price of an A&L Share of 219.25 pence per A&L Share on 11 July 2008. Taking into account the interim dividend, the total value is 317 pence per A&L Share and represents a premium of 44.6 per cent to such Closing Price.

On the basis of the Closing Price for a Banco Santander Share on 8 August 2008 (the latest practicable date prior to the posting of this document) and an exchange rate of €1.2753:£1, the terms of the Acquisition imply a value on 8 August 2008 for each A&L Share of 317 pence and value the existing issued share capital of A&L at approximately £1,333 million. These terms represent a premium of approximately 44.4 per cent to the Closing Price of an A&L Share of 219.25 pence on 11 July 2008 (the last trading day prior to commencement of the Offer Period). Taking into account the interim dividend, the total implied value is 335 pence per A&L Share and represents a premium of 52.6 per cent to the Closing Price on 11 July 2008.

If the Acquisition had become effective on 8 August 2008, based on the issued ordinary share capital of A&L at that date, approximately 140.3 million New Banco Santander Shares would have been delivered under the Acquisition, representing approximately 2.2 per cent of the issued share capital of Banco Santander as enlarged following the Acquisition.

The Sterling amount realisable upon the sale of a New Banco Santander Share at the time it is delivered to a holder of A&L Shares (or at any subsequent time) will depend upon both the spot price of a Banco Santander Share and the relevant exchange rate at that time.

In the event of a Banco Santander Share Capital Change and/or an A&L Share Capital Change (as the case may be) after 14 July 2008 but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch, JPMorgan Cazenove, Morgan Stanley and Rothschild agree are fair and reasonable (and, if required, the Court may approve) such that the amended Exchange Ratio is what the original Exchange Ratio would have been had the relevant Banco Santander Share Capital Change and/or the relevant A&L Share Capital Change (as the case may be) occurred immediately prior to the announcement of the Acquisition by A&L and Banco Santander on 14 July 2008.

No fractions of New Banco Santander Shares will be allotted to holders of A&L Shares. Fractional entitlements to New Banco Santander Shares will be aggregated and sold in the market and the net proceeds of sale distributed *pro rata* to holders of A&L Shares entitled to them.

The New Banco Santander Shares will be issued credited as fully paid under the Acquisition and will rank *pari passu* in all respects with the existing Banco Santander Shares and will be entitled to all dividends and other distributions declared or paid by Banco Santander by reference to a record date on or after the Effective Date but not otherwise. Assuming the Effective Date is, as expected, 10 October 2008, it is envisaged that the first dividend to which holders of A&L Shares who receive and retain New Banco Santander Shares would be entitled will have a record date of 31 October 2008 and will be paid by Banco Santander on 3 November 2008.

Banco Santander generally pays dividends quarterly in Euro. However, holders of A&L Shares who receive and retain Banco Santander CDIs through CREST will, for so long as CREST continues to provide such service, be able, if they so wish, to receive any amounts in respect of dividends paid on their New Banco Santander Shares in Sterling. Holders of A&L Shares and participants in A&L ShareSafe who receive and retain New Banco Santander CDIs which are held by a corporate nominee on their behalf pursuant to the arrangements described in Section 9(b)(ii) or Section 9(b)(iii) of Part 3 (*Explanatory Statement*) of this document will, for so long as such arrangement remains in place and CREST continues to provide the appropriate service, receive any amounts in respect of dividends paid on their New Banco Santander Shares in Sterling. Further details of the availability of Sterling dividends can be found in Section 6 of this Part 2.

Dealings in A&L Shares will be suspended with effect from 4.30 p.m. (London time) on the Effective Date. The existing listing of A&L Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities will be cancelled with effect from 4.30 p.m. (London time) on the Effective Date.

From that time, until the New Banco Santander Shares are admitted to listing and trading as described below, neither A&L Shares nor the New Banco Santander Shares will be tradeable on any stock exchange. During such period A&L Shareholders at the Scheme Record Time will, however, have a right as against Banco Santander in respect of their entitlements pursuant to the terms of the Scheme.

Banco Santander Shares are listed on the Bolsas de Valores (and quoted through the Automated Quotation System of the Bolsas de Valores). The New Banco Santander Shares will be issued on the Effective Date. Admission to listing on the Bolsas de Valores is expected to take place on the following business day,

effective at the close of market at 5.35 p.m. (Spanish time) on that day. Trades can take place on that day after 5.35 p.m. (Spanish time) subject to applicable regulations. Dealings in New Banco Santander Shares are expected to commence on the market of the Bolsas de Valores on the second business day following the Effective Date. During the period from the Effective Date until the date on which dealings in the New Banco Santander Shares on the market of the Bolsas de Valores commence, the New Banco Santander Shares will not be traded on any other stock exchange.

Banco Santander Shares are also listed on the London Stock Exchange. Application will be made for admission of the New Banco Santander Shares to trading on the London Stock Exchange and it is expected that such admission will occur at 8.00 a.m. on the second business day following the Effective Date.

Banco Santander Shares are also listed on the Milan, Lisbon, Mexican and Buenos Aires stock exchanges and on the NYSE (through Banco Santander ADSs). Applications will be made for the New Banco Santander Shares to be admitted to listing on these exchanges.

Banco Santander had a market capitalisation of approximately €75.7 billion (approximately £59.4 billion) based on the Closing Price of a Banco Santander Share on 8 August 2008, the latest practicable date prior to the posting of this document.

The Closing Price of a Banco Santander Share can be found (amongst other places) on Banco Santander's website for its UK Shareholders at www.santandershareholder.co.uk.

Further information on Banco Santander is set out in Part 4 (*Information on Banco Santander*) of this document. Further details of the Acquisition and the Scheme can be found in Part 3 (*Explanatory Statement*) of this document.

The terms and conditions of the A&L Sterling Preference Shares remain unaffected by the Acquisition and the Scheme.

For Spanish corporate law reasons, the number of New Banco Santander Shares to be issued in connection with the Acquisition must exactly match the consideration required for the number of A&L Shares in issue at the Scheme Record Time. Over-allotments are not permitted in this context. Accordingly, A&L has agreed with Banco Santander to ensure that the number of Scheme Shares is divisible by three and Banco Santander has agreed to A&L taking such steps as are reasonably required by it to effect the same (including, without limitation and if necessary, subject to the consent of the Panel, by way of an issue of one or two A&L Shares or a purchase by A&L of one or two A&L Shares). Any such issue or purchase of one or two A&L Shares for this purpose shall not constitute an A&L Share Capital Change.

### 3. Current trading

In its unaudited interim financial results for the six months ended 30 June 2008, A&L reported core operating profit excluding the changes in the fair value and impairment of certain treasury investments, strategic funding and liquidity holding costs of £301 million (six months ended 30 June 2007: £295 million). Core operating profit including the fair value and impairment of certain treasury investments, strategic funding and liquidity holding costs was £22 million (six months ended 30 June 2007: £295 million). The results also reported a statutory profit before tax of £2 million (six months ended 30 June 2007: £290 million), and a Core Tier 1 capital ratio of 6.5 per cent (31 December 2007: 6.9 per cent) and a Tier 1 capital ratio of 9.2 per cent (31 December 2007: 9.4 per cent). These results are set out in full in Part 6 (*A&L Group Interim Financial Statements*) of this document.

### 4. Reasons for recommendation of the Acquisition

As A&L Shareholders will be aware, since August 2007 the financial markets have seen a period of extreme turbulence which has impacted A&L along with the rest of the UK banking sector. At the same time the broader economic outlook for the UK economy has deteriorated. These factors have led to an extended period of uncertainty in which A&L Shareholders have seen the value of A&L Shares fall very substantially to the price of 219.25 pence at the close of business on 11 July 2008, the last trading day prior to the commencement of the Offer Period.

The interim results of A&L announced on 1 August 2008 and set out in Part 6 (*A&L Group Interim Financial Statements*) of this document demonstrate the impact of these conditions on A&L's business and financial

results. Statutory profits before taxation for the six months ended 30 June 2008 fell to £2 million from £290 million for the six months ended 30 June 2007. These results reflected £209 million of pre-tax charges relating to the change in fair value and impairment of certain treasury investments through the income statement and a £70 million increased cost of funding A&L's balance sheet.

A&L's strategy and the prudent approach taken in response to the difficult financial market conditions since late last summer have enabled A&L to continue to do business satisfactorily in the current very difficult trading environment. A&L's customer-facing businesses have continued to trade resiliently, with underlying core operating profit, excluding the changes in the fair value and impairment of certain treasury investments and increased funding costs, amounting to £301 million in the six months ended 30 June 2008.

The A&L Board is, however, acutely aware of the significant external risks presented to A&L by the deterioration in economic conditions and the continuing turbulence in financial markets. The A&L Board believes that there is a risk that this turbulence could continue for a significant period of time. The A&L Board also recognises the risk that further shocks to the financial system created by unfavourable developments at other financial institutions could generate widespread general adverse sentiment towards financial groups like A&L.

Experience of the past few months has shown that this sort of adverse sentiment can be indiscriminate, with the result that, in the opinion of the A&L Board, the clear quality of A&L's customer lending and the diversified nature of the A&L Group's business have not been reflected in the value placed on A&L by the equity markets. These concerns are particularly relevant for a bank of the size of A&L.

On the basis of its own observations and the views of certain external commentators and regulators, the A&L Board sees no obvious circumstances that are likely materially to improve conditions in the financial markets or the broader economic outlook in the near to medium term. The A&L Board has concluded therefore that there is a risk of external events further eroding shareholder value and that the value to A&L Shareholders of the greater certainty provided by being part of a larger organisation is considerable.

The A&L Board believes that there are benefits to A&L's Shareholders, customers, employees and other stakeholders from becoming part of the Banco Santander Group. The proposed Acquisition will bring together in the same group two well known banks and create a more effective competitor in UK financial services.

In particular, being part of the enlarged Banco Santander Group will reduce A&L's cost of funding from the current high levels. Given the excellent fit between A&L and Abbey, Banco Santander's UK subsidiary, the combined group should in time also benefit from increased efficiency. The combined business in the UK will have 959 branches, a more competitive market share in key personal financial service products and a growing business banking franchise. Customers will have access to a broader range of products from a wider distribution network.

Based on the Closing Price for a Banco Santander Share on 11 July 2008 (the last trading day prior to commencement of the Offer Period) and an exchange rate of €1.2517:£1, the terms of the Acquisition value each A&L Share at 299 pence and the existing issued share capital of A&L at approximately £1,259 million, representing a premium of approximately 36.4 per cent to the Closing Price of an A&L Share of 219.25 pence per A&L Share on 11 July 2008. Taking into account the interim dividend declared on 1 August 2008, the total value is 317 pence per A&L Share and represents a premium of 44.6 per cent to such Closing Price.

Based on the Closing Price for a Banco Santander Share on 8 August 2008 (the last practicable date prior to the posting of this document) and an exchange rate of €1.2753: £1, the terms of the Acquisition value each A&L Share at 317 pence. Taking into account the interim dividend declared on 1 August 2008, the total value is 335 pence per A&L Share which represents a premium of 52.6 per cent to the Closing Price of A&L Shares on 11 July 2008 (the last trading day prior to the commencement of the Offer Period). Through holding New Banco Santander Shares, A&L Shareholders will also have the opportunity to own an interest in the Banco Santander Group, which was at 8 August 2008 the seventh largest banking group in the world by market capitalisation and the largest banking group in the Euro zone, with a long-term credit rating of AA (from Standard and Poor's).

The terms of the Acquisition have been evaluated by the Board of A&L and its advisers by giving careful consideration to the relative positioning of A&L's business, its ability to sustain growth in the current

uncertain financial markets and the significant external risks represented by further deterioration in economic conditions. It is the A&L Board's view that, against that backdrop, the proposal from Banco Santander represents value for A&L Shareholders and both greater stability and greater certainty in these uncertain times.

In summary:

- The extreme turbulence in financial markets and deteriorating outlook for the UK economy has impacted A&L, resulting in a share price of 219.25 pence at close of business on 11 July 2008, the last trading day prior to the commencement of the Offer Period.
- Whilst A&L has adopted plans which it believes would enable it to continue to do business satisfactorily in the current very difficult trading environment, there remain significant external risks presented by the deterioration in the broader economic outlook and the continuing turbulence in financial markets.
- The A&L Board sees no obvious circumstances that are likely, materially, to improve conditions in the financial markets or the broader economic outlook in the near to medium term, and has concluded that there is a risk of external events further eroding shareholder value and that the value to A&L Shareholders of the greater certainty provided by being part of a larger organisation is considerable. The Acquisition will result in a strong UK banking franchise which will benefit shareholders, customers and employees.
- Based on the Closing Price for a Banco Santander Share on 11 July 2008 (the last trading day prior to the commencement of the Offer Period) and an exchange rate of €1.2517:£1, the terms of the Acquisition values each A&L Share at 299 pence. Taking into account the interim dividend declared on 1 August 2008, the total value is 317 pence per A&L Share and represents a premium of 44.6 per cent to the Closing Price for an A&L Share on 11 July 2008 (the last trading day prior to the commencement of the Offer Period).
- Based on the Closing Price for a Banco Santander Share on 8 August 2008 (the last practicable date prior to the posting of this document) and an exchange rate of €1.2753:£1, the terms of the Acquisition value each A&L Share at 317 pence. Taking into account the interim dividend declared on 1 August 2008, the total value is 335 pence per A&L Share and represents a premium of 52.6 per cent to the Closing Price for an A&L Share on 11 July 2008 (the last trading day prior to the commencement of the Offer Period).
- Given the points noted above, it is the A&L Board's view that the proposal from Banco Santander represents value for A&L Shareholders and both greater stability and greater certainty in these uncertain times.

## 5. Action to be taken

You will find enclosed with this document:

- a separate letter from me including a question and answer section to explain certain features of the Acquisition and the Scheme;
- a blue Form of Proxy or Form of Direction for use in respect of the Court Meeting; and
- an orange Form of Proxy or Form of Direction for use in respect of the A&L EGM.

**It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of A&L Shareholder opinion. You are therefore strongly urged to return your Forms of Proxy and Forms of Direction as soon as possible and in any event by the dates set out below. The completion and return of either Form of Proxy or, if you are a participant in A&L ShareSafe, either Form of Direction, will not prevent you from attending and voting in person at the Court Meeting or A&L EGM, or any adjournment thereof, if you so wish. A&L SIP participants may not attend either meeting.**

*(a) Return of Forms of Proxy by post*

Whether or not you intend to attend the Court Meeting and the A&L EGM, please complete and sign both Forms of Proxy in accordance with the instructions printed thereon and return them either by post or, during

normal business hours only, by hand to Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to be received as soon as possible and in any event at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Proxy returned by fax or email will not be accepted.

If the blue Form of Proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to the Registrar on behalf of the Chairman of the Court Meeting at that meeting. However, in the case of the A&L EGM, unless the orange Form of Proxy is lodged so as to be received by 11.10 a.m. on 14 September 2008 (or where the A&L EGM is adjourned, at least 48 hours before the time fixed for the adjourned A&L EGM) and in accordance with the instructions on the orange Form of Proxy, it will be invalid.

Please note that, in relation to the blue Form of Proxy for the Court Meeting, your proxy may vote or abstain as he or she thinks fit on any modifications to the Scheme or any other business that may properly come before the Court Meeting, or any adjournment thereof, unless otherwise instructed by you. In relation to the orange Form of Proxy for the A&L EGM, if you do not give a specific voting instruction on the resolution to be considered at the A&L EGM by placing a mark in the appropriate box, your proxy will be free to vote or abstain in relation to the resolution as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to the resolution to be proposed at the A&L EGM or any adjournment thereof) which may properly come before the A&L EGM.

*(b) Submitting Forms of Proxy electronically*

Alternatively, Forms of Proxy may be submitted electronically. To submit a Form of Proxy electronically:

- log on to www.alliance-leicester-shareregistrars.co.uk, then follow the online instructions;
- you will need the Investor Code printed on the relevant Form of Proxy and your postcode.

*(c) Appointment of proxies through CREST*

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Court Meeting and the A&L EGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or any amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (ID RA10) not later than 48 hours before the time fixed for the Court Meeting or the A&L EGM, as the case may be. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

A&L may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.

*(d) Return of Forms of Direction by post*

If you are an A&L ShareSafe participant or an A&L SIP participant, please complete and sign the enclosed Forms of Direction and return them in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received at Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Direction returned by fax or email will not be accepted. Unless the blue or orange Form of Direction is lodged at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof, it will be treated as invalid. By completing and returning the SIP Form of Direction, A&L SIP participants will be directing the trustees of the A&L SIP to attend and vote on their behalf. By completing and returning the ShareSafe Form of Direction, A&L ShareSafe participants will be instructing Alliance & Leicester ShareSafe Limited to appoint a proxy (who may be the Chairman of the relevant meeting) to attend and vote on your behalf. The completion and return of either Form of Direction will not prevent A&L ShareSafe participants from attending and voting in person at either the Court Meeting or the A&L EGM, or any adjournment thereof, if they so wish. A&L SIP participants may not attend either meeting. The blue Forms of Direction are for use in connection with the Court Meeting and the orange Forms of Direction are for use in connection with the A&L EGM.

*(e) Submitting Forms of Direction electronically*

Alternatively, Forms of Direction may be submitted electronically. To submit a Form of Direction electronically:

- log on to www.alliance.leicester-shareholders.co.uk, then follow the online instructions;
- you will need the Investor Code printed on the relevant Form of Direction and your postcode.

*(f) A&L shareholder helpline*

If you have any questions relating to this document or the completion and return of the Forms of Proxy or Forms of Direction, please telephone the A&L shareholder helpline on 0844 842 9586 (or, if you are calling from outside the United Kingdom, on +44 (0) 800 280 2580) between 9.00 a.m. and 8.00 p.m. (London time) Monday to Friday, until 24 October 2008. Calls cost 5 pence per minute plus network charges. For legal reasons, the A&L shareholder helpline will not be able to provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

## 6. Receipt of Banco Santander dividends in Sterling

Following completion of the Acquisition, A&L Shareholders who held their A&L Shares in uncertificated form (i.e. through CREST – former Uncertificated Holders) will, for so long as the New Banco Santander CDIs delivered to them are held in CREST and CREST continues to provide such service, be able, if they so wish, to have amounts in respect of dividends paid on New Banco Santander Shares in Euro by Banco Santander converted into, and paid to them in Sterling, or any other CREST currency, if desired (without foreign exchange commission) by CREST Depository Limited.

Following completion of the Acquisition, A&L Shareholders who held their A&L Shares in certificated form (former Certificated Holders) and on whose behalf the Santander Nominee Service holds New Banco Santander CDIs pursuant to the arrangement described in Section 9(b)(ii) of Part 3 (*Explanatory Statement*) of this document will, for so long as such arrangement remains in place and CREST continues to provide such service, have amounts in respect of dividends paid on New Banco Santander Shares in Euro by Banco Santander converted into, and paid to them in, Sterling (without foreign exchange commission).

Following completion of the Acquisition, participants in A&L ShareSafe at the Scheme Record Time on whose behalf Alliance & Leicester ShareSafe Limited continues to hold New Banco Santander CDIs pursuant to the arrangement described in Section 9(b)(iii) of Part 3 (*Explanatory Statement*) of this document will, for so long as such arrangement remains in place and CREST continues to provide such service, have amounts in respect of dividends paid on New Banco Santander Shares in Euro by Banco Santander converted into, and paid to them in, Sterling (without foreign exchange commission).

## 7. Implementation Agreement

Banco Santander and A&L have entered into the Implementation Agreement, which contains certain assurances in relation to the implementation of the Scheme. The Implementation Agreement also includes the following provisions:

***Inducement fee arrangements***

As a pre-condition to Banco Santander agreeing to announce the Acquisition, A&L has agreed in the Implementation Agreement to pay a break fee to Banco Santander of £12.6 million (inclusive of non-recoverable value added tax) if, before the Acquisition is withdrawn or lapses or, with the consent of the Panel, is not made (i) an announcement concerning a competing proposal is made and that proposal is subsequently completed or (ii) the A&L Board fails in this document to recommend to A&L Shareholders that they vote in favour of the resolutions required to implement the Acquisition at the Court Meeting and A&L EGM or it withdraws, qualifies or adversely modifies its recommendation.

***Non-solicitation arrangements***

A&L has agreed that it will not solicit any competing proposal. In addition, A&L has agreed to notify Banco Santander as soon as is reasonably practicable of any approach made to A&L in relation to a credible intention to make a competing acquisition for A&L (whether by means of scheme of arrangement or otherwise) or any request for information under Rule 20.2 of the City Code.

A&L has agreed it will not offer any competing bidder transaction protections which are materially more favourable than those set out in the Implementation Agreement.

## 8. A&L Directors and employees

Banco Santander attaches significant importance to the skills and experience of the existing management and employees of the A&L Group.

Banco Santander has given assurances to the A&L Board that the existing employment rights, including pension rights, of all management and employees of the A&L Group will be fully safeguarded following completion of the Acquisition.

Banco Santander has confirmed to the A&L Board that its plans for the A&L Group do not involve any material change in the conditions of employment of A&L Group employees nor are there currently any plans to change the principal locations of the A&L Group's business. In addition, Banco Santander has confirmed that there are currently no plans to make any material change to the conditions of employment of the employees in Banco Santander's UK businesses.

Banco Santander has stated that head count reduction will result from the integration of the back office functions with that of Abbey and its belief that it is possible to realise substantial benefits by transferring the A&L Group's operations to Partenon, Banco Santander's proprietary IT platform. Banco Santander has indicated that it will make every effort to achieve this reduction through natural attrition, avoiding redundancies, where possible.

As a means of aligning the interests of A&L Group employees and Banco Santander, each employee of the A&L Group (whether full-time or part-time) will receive an award of 100 free Banco Santander Shares following completion of the Acquisition, subject to Banco Santander obtaining the necessary shareholder, legal and regulatory approvals. It is proposed that the award will be made under an HMRC approved share incentive plan in order that the award of shares can be made in a tax-efficient manner and Banco Santander will seek the necessary shareholder approvals for this at the Banco Santander General Shareholders Meeting to be held in September 2008 to consider the Acquisition. A&L Group employees must be employed by the A&L Group on the date of the award to receive their 100 free Banco Santander Shares. Banco Santander estimates that, based on the Closing Price for a Banco Santander Share on the Bolsas de Valores on 8 August 2008 (the latest practicable date prior to the posting of this document), the provision of these free shares will be valued at approximately €9,190,279.

To further ensure stability through the regulatory process and provide continuity until such time as Banco Santander's strategy for A&L is fully evolved, it has been agreed with Banco Santander to put in place

retention arrangements, conditional upon completion of the Acquisition, for certain key employees of A&L, including the executive directors of A&L. No decision has yet been made in relation to the roles of the non-executive directors of A&L.

Further details of the arrangements of the executive directors of A&L are set out in Section 10 of Part 10 (*Additional Information*) of this document.

## 9. A&L Share Plans

As a result of the Scheme, certain options granted under the A&L Share Plans may be capable of exercise. Further information can be found in Section 8 of Part 3 (*Explanatory Statement*) of this document. Details of how options and awards under the A&L Share Plans will be affected by the Scheme can be found in Section 9 of Part 10 (*Additional Information*) of this document. Holders of options and awards granted under the A&L Share Plans will also receive separate documentation in due course explaining the effect of the Acquisition on their entitlements and the choices open to them.

**Holders of options at the Dividend Record Time will not receive the interim dividend of 18 pence per A&L Share declared on 1 August 2008 in respect of any A&L Shares issued on the exercise of such options.**

## 10. Taxation

The taxation consequences of the Scheme will depend upon the jurisdiction in which you are resident for tax purposes. Summaries of the United Kingdom and Spanish tax consequences of the Scheme for A&L Shareholders resident for tax purposes in the United Kingdom are set out in Sections 16 and 17, respectively, of Part 3 (*Explanatory Statement*) of this document. **If you are in any doubt as to your tax position you should consult an appropriate independent professional adviser.**

## 11. Overseas shareholders

Persons resident in, or citizens of, jurisdictions outside the United Kingdom should refer to Section 18 of Part 3 (*Explanatory Statement*) of this document which contains important information relevant to you.

## 12. Recommendation

The A&L Board, which has been so advised by JPMorgan Cazenove, Morgan Stanley and Rothschild, considers the terms of the Acquisition to be fair and reasonable. In providing their advice to the A&L Board, JPMorgan Cazenove, Morgan Stanley and Rothschild have each taken into account the commercial assessment of the A&L Board. Morgan Stanley is acting as the independent financial adviser to A&L for the purposes of providing independent advice to the A&L Board in connection with the Acquisition under Rule 3 of the City Code.

**The A&L Board believes that the terms of the Acquisition (including the Scheme) are in the best interests of A&L Shareholders as a whole and unanimously recommends that A&L Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the A&L EGM, as the A&L Directors have irrevocably undertaken to do in respect of their own beneficial holdings which on 8 August 2008 (the latest practicable date prior to the posting of this document) amounted to 221,108 A&L Shares, representing approximately 0.05 per cent of the existing issued A&L Shares.**

Yours faithfully,

**Roy Brown**
Acting Chairman
Alliance & Leicester plc

# PART 3

## EXPLANATORY STATEMENT

(in compliance with section 897 of the Companies Act)

JPMorgan Cazenove   Morgan Stanley   ROTHSCHILD

19 August 2008

*To A&L Shareholders and, for information only, to holders of options and awards granted under the A&L Share Plans and holders of A&L Sterling Preference Shares*

Dear A&L Shareholder,

**Recommended acquisition by Banco Santander, S.A. of Alliance & Leicester plc**

### 1. Introduction

On Monday 14 July 2008, Alliance & Leicester and Banco Santander announced their agreement on the terms of a recommended acquisition by Banco Santander of Alliance & Leicester.

**Your attention is drawn to the letter from the Acting Chairman of A&L set out in Part 2 (*Letter from the Acting Chairman of Alliance & Leicester plc*) of this document which forms part of the Explanatory Statement and which contains, amongst other things, the background to and reasons for the Acquisition and the unanimous recommendation by the A&L Board to A&L Shareholders to vote in favour of the resolutions to approve and implement the Acquisition to be proposed at the Court Meeting and the A&L EGM. Your attention is also drawn to the information in the other Parts of this document, which also form part of the Explanatory Statement.**

The A&L Board has been advised by JPMorgan Cazenove, Morgan Stanley and Rothschild in connection with the Acquisition and the Scheme. We have been authorised by the A&L Board to write to you on its behalf to explain the terms of the Acquisition and the Scheme and to provide you with other relevant information.

Statements made or referred to in this letter which refer to Banco Santander's reasons for the Acquisition, to information concerning the business of the Banco Santander Group and to the intentions and expectations regarding the Banco Santander Group, reflect the views of the Banco Santander Board. Statements made or referred to in this letter which refer to the background to the recommendation of the A&L Board, to information concerning the business of the A&L Group and to expectations regarding A&L, reflect the views of the A&L Board.

### 2. Summary of the terms of the Acquisition and the Scheme

The Acquisition is to be implemented by means of a scheme of arrangement between A&L and the Scheme Shareholders under Part 26 of the Companies Act. The Acquisition will not be completed unless all the Conditions set out in Part 5 (*Conditions to the Implementation of the Scheme and the Acquisition*) of this document have been satisfied or, if permitted, waived by the close of business (London time) on 31 December 2008, or such later date as (subject to the City Code) A&L, Banco Santander and, if required, the Court may agree. The Conditions include the approval of the terms of the Scheme by the requisite majorities of the A&L Shareholders at the Court Meeting and the A&L EGM and the sanction of the Scheme and confirmation of the reduction of capital (which forms part of the Scheme) by the Court. The requisite majorities are described in Section 6 of this Part 3. The Conditions also include the approval of Banco Santander Shareholders to increase Banco Santander's share capital in order to issue the New Banco Santander Shares (as further described in Section 13 of this Part 3). The full terms of the Scheme are set out

in Part 12 (*The Scheme of Arrangement*) of this document. Banco Santander has agreed to undertake to the Court to be bound by the terms of the Scheme.

(a) ***Consideration***

Under the terms of the Scheme and subject to the Conditions and the further terms set out in this document, A&L Shareholders will be entitled to receive New Banco Santander Shares on the following basis:

**for every 3 A&L Shares, 1 New Banco Santander Share**

In addition, A&L Shareholders on the Register of Members at the Dividend Record Time (expected to be 4.30 p.m. on 5 September 2008) will also be entitled to receive the interim dividend in cash of 18 pence per A&L Share then held declared on 1 August 2008. This interim dividend is expected to be paid by A&L on 6 October 2008 in accordance with existing arrangements for dividend payments (except that no scrip dividend election will be available).

No fractions of New Banco Santander Shares will be allotted to holders of A&L Shares. Fractional entitlements to New Banco Santander Shares will be aggregated and sold in the market and the net proceeds of sale distributed *pro rata* to holders of A&L Shares entitled to them.

In the event of a Banco Santander Share Capital Change and/or an A&L Share Capital Change (as the case may be) after 14 July 2008 but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch, JPMorgan Cazenove, Morgan Stanley and Rothschild agree are fair and reasonable (and, if required, the Court may approve) such that the amended Exchange Ratio is what the original Exchange Ratio would have been had the relevant Banco Santander Share Capital Change and/or the relevant A&L Share Capital Change (as the case may be) occurred immediately prior to the announcement of the Acquisition by A&L and Banco Santander on 14 July 2008.

Further details of the financial effects of the Acquisition for holders of A&L Shares are set out in paragraph (c) below.

Based on the number of A&L Shares in issue as at 8 August 2008 (the latest practicable date prior to posting of this document), approximately 140.3 million New Banco Santander Shares would be delivered under the Acquisition, representing approximately 2.2 per cent of the issued share capital of Banco Santander as enlarged following the Acquisition.

The New Banco Santander Shares to be issued and delivered as consideration under the Acquisition are described in Section 14 of this Part 3 and in Section 1 of Part 9 (*Information on the Banco Santander Shares*) of this document.

For Spanish corporate law reasons, the number of New Banco Santander Shares to be issued in connection with the Acquisition must exactly match the consideration required for the number of A&L Shares in issue at the Scheme Record Time. Over-allotments in this context are not permitted. Accordingly, A&L has agreed with Banco Santander to ensure that the number of Scheme Shares is divisible by three and Banco Santander has agreed to A&L taking such steps as are reasonably required by it to effect the same (including, without limitation and if necessary, subject to the consent of the Panel, by way of an issue of one or two A&L Shares or a purchase by A&L of one or two A&L Shares). Any such issue or purchase of one or two A&L Shares for this purpose shall not constitute an A&L Share Capital Change.

Further information on Banco Santander is set out in Part 4 (*Information on Banco Santander*) of this document.

(b) ***Dividends***

The New Banco Santander Shares will be issued credited as fully paid, will be entitled to all dividends and other distributions declared or paid by Banco Santander by reference to a record date on or after the Effective Date and will otherwise rank *pari passu* in all respects with existing Banco Santander Shares.

Assuming the Effective Date is, as expected, 10 October 2008, it is anticipated that the first dividend to which A&L Shareholders who receive and retain New Banco Santander Shares would be entitled will have a record date of 31 October 2008 and will be paid by Banco Santander on 3 November 2008.

Banco Santander generally pays dividends quarterly in Euro. However, holders of A&L Shares who receive and retain Banco Santander CDIs in CREST will, for so long as CREST continues to provide such service be able, if they so wish, to receive any amounts in respect of dividends paid on their New Banco Santander Shares in Sterling. Holders of A&L Shares and participants in A&L ShareSafe who receive and retain New Banco Santander CDIs which are held by a corporate nominee on their behalf pursuant to the arrangements described in Section 9(b)(ii) or Section 9(b)(iii) of this Part 3 will, for so long as such arrangement remains in place and CREST continues to provide the appropriate service, receive any amounts in respect of dividends paid on their New Banco Santander Shares in Sterling. Further details of the availability of Sterling dividends can be found in Section 10 of this Part 3.

(c) ***Financial effects of the Acquisition***

The following tables show, for illustrative purposes only and on the bases set out in the notes below them, the change in capital value and income for a holder of three A&L Shares, based on the consideration to which such holder would be entitled under the Acquisition had it completed, calculated on the basis of the Closing Price for an A&L Share of 219.25 pence on 11 July 2008 (the last trading day prior to the commencement of the Offer Period).

**Capital value**

| | *Based on the Closing Price of a Banco Santander Share on 11 July 2008 pence* | *Based on the Closing Price of a Banco Santander Share on 8 August 2008 pence* |
|---|---|---|
| Market value of 3 A&L Shares | 657.75 | 657.75 |
| Market value (in Sterling) of 1 New Banco Santander Share | *(Note 1)* 897.18 | *(Note 2)* 949.58 |
| Increase *(Note 3)* | 239.43 | 291.83 |
| **This represents an increase of** | **36.4%** | **44.4%** |
| Interim dividend per 3 A&L Shares *(Note 3)* | 54.00 | 54.00 |
| Increase (including the interim dividend) *(Note 3)* | 293.43 | 345.83 |
| **This represents an increase of** | **44.6%** | **52.6%** |

*Notes:*

*(1) Calculated on the basis of the Closing Price on 11 July 2008 for a Banco Santander Share of €11.23 and using an exchange rate of €1.2517: £1.*

*(2) Calculated on the basis of the Closing Price on 8 August 2008 (the latest practicable date prior to posting of this document) for a Banco Santander Share of €12.11 and using an exchange rate of €1.2753: £1.*

*(3) No account has been taken of taxation.*

**Income**

| | *pence* |
|---|---|
| Dividend income from 3 A&L Shares *(Note 1)* | 163.50 |
| Dividend income (in Sterling) from 1 New Banco Santander Share *(Note 2)* | 50.09 |
| Decrease *(Note 3)* | 113.41 |
| **This represents a decrease of** | **69.4%** |

*Notes:*

(1) *Dividend income from A&L Shares is based on the aggregate cash dividends of 54.5 pence per A&L Share comprising the final dividend declared in respect of the financial year ended 31 December 2007 of 36.5 pence and the interim dividend declared in respect of the six-month period ended 30 June 2008 of 18.0 pence.*

(2) *Dividend income from New Banco Santander Shares is based on the aggregate cash dividends of €0.6631 per Banco Santander Share comprising the second, third and fourth interim dividends declared in respect of the financial year ended 31 December 2007 and the first interim dividend declared on account of earnings for the 2008 financial year. Dividend income in Sterling for Banco Santander Shareholders, who held their shares through CREST and elected to receive dividends in Sterling, would have been 50.09 pence for the same period.*

(3) *No account has been taken of taxation including the effect, if any, of Spanish withholding tax on a dividend paid in respect of New Banco Santander Shares (further details of which can be found in Section 17 of this Part 3) or of the different UK tax treatment which applies to certain receipts of a dividend from a Spanish company and a dividend from a UK company.*

Between 1998 and 2007, the compound annual dividend growth in Euro and Spanish pesetas for a Banco Santander Share was approximately 14 per cent per annum compared to approximately 10 per cent per annum in Sterling for an A&L Share over the same period. This dividend growth combined with the share price appreciation means that Banco Santander Shareholders who bought shares on 1 January 1998 and held them until 11 July 2008, received an accumulated return of 110 per cent. This compares to an accumulated return for the FTSE 100 index of 44 per cent over the same period. *(Note 1)*

At its Investors' Day in September 2007, Banco Santander announced that it was targeting earnings per share growth of 15 per cent in each of 2008 and 2009. Banco Santander has repeated this target on a number of occasions since the Investors' Day and has also stated that it is aiming to achieve €10 billion in total profit after tax in 2008. It should be noted that these targets have not been reported on to the standards required by the City Code and should therefore not be relied upon by A&L Shareholders.

*Notes:*

(1) *The foregoing statements as to historical performance are not intended to mean that Banco Santander's or A&L's future performance will necessarily exceed or match that of any prior year.*

## 3. Effect of the Scheme on the interests of the A&L Directors

The A&L Directors have irrevocably undertaken to Banco Santander to vote in favour of the resolutions required to implement the Scheme to be proposed at the Court Meeting and the A&L EGM in respect of their own beneficial holdings of A&L Shares. On 8 August 2008 (the latest practicable date prior to the posting of this document), the A&L Directors held in aggregate 221,108 A&L Shares (representing, in aggregate, approximately 0.05 per cent of the issued ordinary share capital of A&L). Further details of the interests of the A&L Directors in the share capital of A&L are set out in Section 6 of Part 10 (*Additional Information*) of this document.

When considering the recommendation of the A&L Board, you should be aware that the A&L Directors and members of A&L's senior management have interests in the Acquisition that are different from, or in addition to, yours, as described below and in Sections 6 and 10 of Part 10 (*Additional Information*) of this document.

Certain A&L Directors, in common with the other participants in the A&L Share Plans, will also be offered proposals (which will be subject to the Court sanction of the Scheme) in respect of their options and awards under such share plans (see Sections 6 and 9 of Part 10 (*Additional Information*) of this document).

To further ensure stability through the regulatory process and provide continuity until such time as Banco Santander's strategy for A&L is fully evolved, it has been agreed with Banco Santander to put in place retention arrangements, conditional upon completion of the Acquisition for certain key employees of A&L, including the executive directors of A&L. Further details of these arrangements are given in Section 10 of Part 10 (*Additional Information*). No decision has yet been made in relation to the roles of the non-executive directors of A&L.

Save as set out above and in Section 10 of Part 10 (*Additional Information*) of this document, there are currently no proposed changes to the service contracts and letters of appointment of any A&L Directors and the total emoluments receivable by the A&L Directors will not be varied as a consequence of the completion of the Acquisition.

Save as referred to above, the effect of the Scheme on the interests of each A&L Director does not differ from its effect on the like interests of any other person.

## 4. Information on A&L

A&L is one of the UK's major financial services groups, offering a broad range of financial services and products to personal and commercial customers. At 31 December 2007, A&L had ordinary shareholders' equity of £1.7 billion and total assets of £79 billion. For the financial year ended 31 December 2007, A&L reported profit attributable to ordinary shareholders of £257 million. At the end of 2007, A&L employed 7,293 people on a full-time equivalent basis, had 254 branches, 19 business centres and approximately 5.5 million customers. At the close of business on 11 July 2008, the last business day prior to the commencement of the Offer Period, A&L had a stock market capitalisation of £923 million.

A&L has two main business areas: Retail Banking and Commercial Banking.

Retail Banking provides a broad range of services to personal customers, focusing on the provision of mortgages, retail savings, current accounts and personal loans. A&L also has agreements with a number of suppliers for the provision of life and general insurance, long-term investment products and credit cards.

Commercial Banking includes the group's Commercial Bank which provides business banking services to small and medium-sized businesses, cash handling services, and cash sales for other financial institutions, retailers and other corporates and provides finance for both new and existing business customers, with significant expertise in a number of commercial lending sectors. Commercial Banking also includes A&L's treasury operations.

Further information on A&L is set out in Part 6 (*Financial Information on the A&L Group*) and Part 10 (*Additional Information*) of this document.

## 5. Structure of the Acquisition and the Scheme

(a) ***The Scheme***

The Acquisition is to be effected by means of a scheme of arrangement under Part 26 of the Companies Act between A&L and the Scheme Shareholders, the provisions of which are set out in full in Part 12 (*The Scheme of Arrangement*) of this document. The procedure involves an application by A&L to the Court to sanction the Scheme and confirm the cancellation of all the Scheme Shares on terms that the reserve arising on cancellation of the Scheme Shares is applied in paying up the New A&L Shares to be issued to Banco Santander, with the result that Banco Santander will own the entire issued ordinary share capital of A&L. In consideration for the cancellation of their Scheme Shares on terms that the reserve arising on such cancellation is applied in paying up the New A&L Shares to be issued to Banco Santander, holders of the Scheme Shares who are on the Register of Members at the Scheme Record Time will receive New Banco Santander Shares from Banco Santander credited as fully paid, on the basis described in Sections 2(a) and 9(b) of this Part 3.

The Acquisition will only complete if all of the Conditions, as further described in Section 13 of this Part 3 and in Part 5 (*Conditions to the Implementation of the Scheme and the Acquisition*) of this document, have been satisfied or, if permitted, waived.

(b) ***A&L Shareholder approvals***

The Scheme requires the approval by Scheme Shareholders at both the Court Meeting and at the separate A&L EGM, both of which will be held on 16 September 2008. The Court Meeting is being held at the direction of the Court to seek the approval of the Scheme Shareholders to the Scheme. The A&L EGM is being convened for the purposes described in Section 6(b) of this Part 3.

(c) ***Subscription Agreement***

The A&L Board will appoint a person to execute a subscription agreement for the New Banco Santander Shares on behalf of the Scheme Shareholders immediately after the Scheme becomes effective. The Subscription Agreement, which will be in English and governed by Spanish law but subject to the jurisdiction of the English courts, will be in the form set out in Appendix A to this Part 3 (subject to any modifications agreed between the parties thereto prior to the Scheme Court Hearing) and will provide that (i) Euroclear Nominees will subscribe for the New Banco Santander Shares on behalf of the Scheme Shareholders; and (ii) the Scheme Shareholders, Euroclear Nominees and Banco Santander agree that the cancellation of the A&L Shares held by the Scheme Shareholders, on terms that the reserve arising on the cancellation of such shares is applied in paying up the New A&L Shares to be issued to Banco Santander, will satisfy the consideration for the New Banco Santander Shares. The Subscription Agreement will also provide that Banco Santander will issue New Banco Santander Shares as soon as legally and practically possible after signing the Subscription Agreement.

(d) ***Court Hearings***

There will be two Court hearings following the Court Meeting and the A&L EGM. The Scheme Court Hearing will be held to sanction the Scheme and is expected to be held on 7 October 2008. The Reduction Court Hearing will be held to confirm the reduction of capital which forms part of the Scheme and is expected to be held on 9 October 2008.

The Scheme will become effective only upon the delivery to the Registrar of Companies of an office copy of the Scheme Court Order and the Reduction Court Order being registered by the Registrar of Companies. This is expected to take place on 10 October 2008. On completion of the Acquisition, the Scheme will be binding on all A&L Shareholders, including any A&L Shareholder who did not vote or who voted against the Scheme, such that Banco Santander will become the holder of the entire issued ordinary share capital of A&L.

All Scheme Shareholders are entitled to attend the Scheme Court Hearing in person or through counsel to support or oppose the Scheme.

## 6. The Court Meeting and the A&L EGM

The Scheme requires the approval of Scheme Shareholders at the Court Meeting and by A&L Shareholders at the separate A&L EGM to be held at the same place and on the same date immediately or shortly after the Court Meeting. Only shareholders entered on the Register of Members at the Voting Record Time will be entitled to attend and vote at the relevant meetings in respect of the number of A&L Shares registered in their name at the relevant time.

Notices of both the Court Meeting and the A&L EGM are set out in Part 13 *(Notice of Court Meeting)* and Part 14 *(Notice of Extraordinary General Meeting)*, respectively, of this document.

(a) ***Court Meeting***

The Court Meeting has been convened at the direction of the Court for 11.00 a.m. on 16 September 2008 to enable the Scheme Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by poll and each Scheme Shareholder present in person or by proxy will be entitled to one vote for each Scheme Share held. The approval required at the Court Meeting is that those voting in favour of the Scheme must:

(i) represent a majority in number of those Scheme Shareholders present and voting in person or by proxy; and

(ii) represent not less than three-fourths in value of the Scheme Shares held by those Scheme Shareholders present and voting in person or by proxy.

Due to the length of time anticipated to be required to calculate the result of the poll, the result of voting may not be announced at the Court Meeting. The result of voting at the Court Meeting will be publicly announced via a Regulatory Information Service as soon as is practicable after it is known and by no later than 8.00 a.m. on the business day following the meeting.

(b) ***A&L EGM***

The A&L EGM has been convened for 11.10 a.m. on 16 September 2008, or as soon thereafter as the Court Meeting shall have been concluded or adjourned, to enable A&L Shareholders to consider and, if thought fit, approve a special resolution to implement the Scheme by, among other things:

(i) amending A&L's Articles to allow the directors to apply sums previously capitalised from A&L's reserves or from net profits to be applied in paying up unissued shares to be allotted credited as fully paid up;

(ii) giving the directors of A&L the authority to take all such action as they consider necessary for carrying the Scheme into effect;

(iii) reducing the capital of A&L by cancelling and extinguishing the Scheme Shares;

(iv) increasing the share capital of A&L to its former amount by the creation of such number of new ordinary shares of 50 pence each in the capital of A&L as is equal to the number of Scheme Shares, such new ordinary shares to have the same rights as the Scheme Shares;

(v) capitalising and applying the reserve arising in the books of A&L as a result of the reduction of capital to pay up in full at par all the new ordinary shares, which shall be allotted and issued, credited as fully paid up, to Banco Santander;

(vi) giving the directors of A&L the power to allot the new ordinary shares; and

(vii) amending the A&L Articles for the purpose described below.

If passed by the requisite majority, the special resolution will amend the A&L Articles to ensure that any A&L Shares issued or transferred under the A&L Share Plans or otherwise after the A&L EGM and before the Scheme Record Time will be subject to the Scheme. The amendment will also ensure that any A&L Shares issued to any person (other than a member of the Banco Santander Group) after the Scheme Record Time will be automatically transferred to Banco Santander in consideration of the delivery of Banco Santander Shares by Banco Santander on a basis which reflects the terms of the Acquisition except that in such circumstances the Banco Santander Shares delivered may be existing Banco Santander Shares held in treasury by Banco Santander. These amendments are designed to avoid any person (other than a member of the Banco Santander Group which beneficially owns A&L Shares) holding A&L Shares. The proposed changes to A&L's Articles are set out in Part 14 (*Notice of Extraordinary General Meeting*) of this document.

The approval required at the A&L EGM is not less than three-fourths of the votes cast. Voting will be on a poll instead of by a show of hands and those present in person or by proxy will be entitled to one vote for each A&L Share held by them. Voting on a poll will allow A&L Shareholders who are not able to come to the A&L EGM, but who have appointed proxies, to have their votes taken into account.

Due to the length of time anticipated to be required to calculate the result of the poll, the result of voting may not be announced at the A&L EGM. The result of voting at the A&L EGM will be publicly announced via a Regulatory Information Service as soon as is practicable after it is known and by no later than 8.00 a.m. on the business day following the meeting.

## 7. Action to be taken

You will find enclosed with this document:

- a separate letter from the Acting Chairman of A&L including a question and answer section to explain certain features of the Acquisition and the Scheme;
- a blue Form of Proxy or Form of Direction for use in respect of the Court Meeting; and
- an orange Form of Proxy or Form of Direction for use in respect of the A&L EGM.

**It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of A&L shareholder opinion. You are therefore strongly urged to return your Forms of Proxy and Forms of Direction as soon as possible and, in any event, by the dates set out below. The completion and return of either Form of Proxy or, if you are a participant in A&L ShareSafe, either Form of Direction, will not prevent you from attending and voting in person at the Court Meeting or A&L EGM, or any adjournment thereof, if you so wish. A&L SIP participants may not attend either meeting.**

(a) ***Return of Forms of Proxy by post***

Whether or not you intend to attend these meetings, please complete and sign both Forms of Proxy in accordance with the instructions printed thereon and return them either by post or, during normal business hours only, by hand to Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to be received as soon as possible and in any event at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Proxy returned by fax or email will not be accepted.

If the blue Form of Proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to the Registrar for A&L on behalf of the Chairman of the Court Meeting at that meeting. However, in the case of the A&L EGM, unless the orange Form of Proxy is lodged so as to be received by 11.10 a.m. on 14 September 2008 (or where the A&L EGM is adjourned, at least 48 hours before the time fixed for the adjourned A&L EGM) and in accordance with the instructions on the orange Form of Proxy, it will be invalid.

The completion and return of a Form of Proxy will not prevent you from attending and voting in person at the Court Meeting or A&L EGM, or any adjournment thereof, if you so wish.

Please note that, in relation to the blue Form of Proxy for the Court Meeting, your proxy may vote or abstain as he or she thinks fit on any modifications to the Scheme or any other business that may properly come before the Court Meeting, or any adjournment thereof, unless otherwise instructed. In relation to the orange Form of Proxy for the A&L EGM, if you do not give a specific voting instruction on the resolution to be considered at the A&L EGM by placing a mark in the appropriate box, your proxy will be free to vote or abstain in relation to the resolution as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to the resolution to be proposed at the A&L EGM or any adjournment thereof) which may properly come before the A&L EGM or any adjournment thereof.

(b) ***Submitting Forms of Proxy electronically***

Alternatively, Forms of Proxy may be submitted electronically. To submit a Form of Proxy electronically:

- log on to www.alliance-leicester-shareregistrars.co.uk then follow the online instructions;
- you will need the Investor Code printed on the relevant Form of Proxy and your postcode.

(c) ***Appointment of proxies through CREST***

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Court Meeting and the A&L EGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK and Ireland's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it

constitutes the appointment of a proxy or any amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (CREST participant ID RA10) not later than 48 hours before the time fixed for the Court Meeting or the A&L EGM, as the case may be. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

A&L may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.

(d) ***Return of Forms of Direction by post***

If you are an A&L ShareSafe participant or an A&L SIP participant please complete and sign the enclosed Forms of Direction and return them in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received at Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Direction returned by fax or email will not be accepted. Unless the blue or orange Form of Direction is lodged at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof, it will be treated as invalid. By completing and returning the SIP Form of Direction, A&L SIP participants will be directing the trustees of the A&L SIP to attend and vote on their behalf. By completing and returning the ShareSafe Form of Direction, A&L ShareSafe participants will be instructing Alliance & Leicester ShareSafe Limited to appoint a proxy (who may be the Chairman of the relevant meeting) to attend and vote on your behalf. The completion and return of either Form of Direction will not prevent A&L ShareSafe participants from attending and voting in person at either the Court Meeting or the A&L EGM, or any adjournment thereof, if they so wish. A&L SIP participants may not attend either meeting. The blue Forms of Direction are for use in connection with the Court Meeting and the orange Forms of Direction are for use in connection with the A&L EGM.

(e) ***Submitting Forms of Direction electronically***

Alternatively, either Form of Direction may be submitted electronically. To submit a Form of Direction electronically:

- log on to www.alliance-leicester-shareholders.co.uk, then follow the online instructions; and
- you will need the Investor Code printed on the relevant Form of Direction and your postcode.

(f) ***A&L shareholder helpline***

If you have any questions relating to this document or the completion and return of the Forms of Proxy or Forms of Direction, please telephone the A&L shareholder helpline on 0844 842 9586 (or, if you are calling from outside the United Kingdom, on +44 (0) 800 280 2580) between 9.00 a.m. and 8.00 p.m. (London time) Monday to Friday, until 24 October 2008. Calls cost 5 pence per minute plus network charges. For legal reasons, the A&L shareholder helpline will not be able to provide advice on the merits of the Scheme or the Acquisition or give any financial or tax advice.

## 8. A&L Share Plans

The terms of the Scheme, if approved by the A&L Shareholders and the Court, will bind all A&L Shareholders (including holders of A&L Shares issued before the Scheme Record Time upon the exercise of share options granted under the A&L Share Plans).

The implications of the Scheme for share options and share awards granted and outstanding under the A&L Share Plans are summarised in Section 9 of Part 10 (*Additional Information*) of this document. Participants in each of the A&L Share Plans will be notified separately of the impact of the Scheme on them.

Following the Scheme becoming effective, no further grants of share options or share awards over A&L Shares will be made under the A&L Share Plans.

As the Scheme will apply only to A&L Shares in issue at the Scheme Record Time, it is proposed to amend the A&L Articles at the A&L EGM to provide that, if the Acquisition completes, any A&L Shares issued after the Scheme Record Time will be automatically transferred to Banco Santander in exchange for the delivery of Banco Santander Shares by Banco Santander on a basis which reflects the terms of the Acquisition, except that in such circumstances the Banco Santander Shares delivered may be existing Banco Santander Shares held in treasury by Banco Santander. Consequently, participants in the A&L Share Plans who acquire A&L Shares on the exercise of any share options after the Scheme Record Time will receive Banco Santander Shares from Banco Santander in the same ratio as under the Scheme.

**Holders of options at the Dividend Record Time will not receive the interim dividend of 18 pence per A&L Share declared on 1 August 2008 in respect of any A&L Shares issued on the exercise of such options.**

## 9. Listings, dealings and settlement

Banco Santander Shares are listed on the Bolsas de Valores (and quoted through the Automated Quotation System of the Bolsas de Valores). The New Banco Santander Shares will be issued on the Effective Date. Admission to listing on the Bolsas de Valores is expected to take place on the following business day effective at the close of market at 5.35 p.m. (Spanish time) on that day. Trades can take place on that day after 5.35 p.m. (Spanish time) subject to applicable regulations. Dealings in the New Banco Santander Shares are expected to commence on the market of the Bolsas de Valores on the second business day following the Effective Date. During the period from the Effective Date until the date on which dealings in the New Banco Santander Shares on the market of the Bolsas de Valores commence the New Banco Santander Shares will not be traded on any other stock exchange.

Banco Santander Shares are also listed on the London Stock Exchange. Application will be made for admission of the New Banco Santander Shares to trading on the London Stock Exchange and it is expected that such admission will occur at 8.00 a.m. on the second business day following the Effective Date.

Banco Santander Shares are also listed on the Milan, Lisbon, Mexican and Buenos Aires stock exchanges and on the NYSE (through Banco Santander ADSs). Applications will be made for the New Banco Santander Shares to be admitted to listing on these exchanges.

Dealings in A&L Shares will be suspended with effect from 4.30 p.m. (London time) on the Effective Date. The existing listing of A&L Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities will be cancelled with effect from 4.30 p.m. (London time) on the Effective Date.

From that time, until the New Banco Santander Shares are admitted to listing or trading as described above, neither A&L Shares nor the New Banco Santander Shares will be tradeable on any stock exchange. During such period A&L Shareholders at the Scheme Record Time will, however, have a right as against Banco Santander in respect of their entitlements pursuant to the terms of the Scheme.

(a) ***Issue of CREST Depository Interests ("CDIs") representing entitlements to Banco Santander Shares***

CDIs represent entitlements to underlying non-UK shares. Accordingly, Banco Santander CDIs represent entitlements to Banco Santander Shares. Therefore, though Euroclear Nominees will be the registered holder of the New Banco Santander Shares (as explained below), holders of the New Banco Santander CDIs will be entitled to the ownership of those underlying New Banco Santander Shares and, as explained further below, may decide instead to hold their New Banco Santander Shares with a depository financial institution which is a participant in Iberclear.

Banco Santander, in common with all Spanish listed companies, does not issue share certificates to individual shareholders. Instead, Banco Santander Shares are held in dematerialised form represented by book entries. Banco Santander Shares are registered with Iberclear (the Spanish clearance and settlement system). Iberclear's registry is constituted from the accounts that financial institutions that are participants in Iberclear hold with Iberclear. Participants in Iberclear, in turn, hold accounts in the name of each individual shareholder or through such shareholder's accredited financial intermediary.

Trades in Banco Santander Shares, being Spanish securities, are not capable of being settled within the usual UK settlement systems. In addition, opening a shareholding account with a depository financial institution which is a participant in Iberclear and trading Banco Santander Shares through Iberclear may involve a number of unfamiliar formalities for certain UK and other investors. Accordingly, in order to facilitate trading of Banco Santander Shares in the UK, Banco Santander has established the Santander Nominee Service, which holds Banco Santander CDIs on behalf of investors in Banco Santander. The Santander Nominee Service was established in November 2004.

The New Banco Santander Shares will initially be delivered, held and settled in CREST by means of the CREST International Settlement Links Service, and in particular through Euroclear UK & Ireland's relationship with Euroclear and Euroclear's link with Iberclear. Euroclear's link operates via the services of Santander Investment, S.A., which acts as a participant in Iberclear, through which Euroclear (through Euroclear Nominees) may hold Banco Santander Shares for investors.

Under the CREST International Settlement Links Services, CREST Depository Limited, a subsidiary of Euroclear UK & Ireland, issues dematerialised depository interests representing entitlements to non-UK securities such as Banco Santander Shares, known as CREST Depository Interests or CDIs. CDIs may be held, transferred and settled solely within CREST, but CDI holders, in cancelling their CDIs, are able to deliver their underlying shares to a participant in the relevant settlement system (i.e. Iberclear). New Banco Santander CDI holders will not be the registered holders of the New Banco Santander Shares to which they are entitled as a result of the implementation of the Scheme. The registered holder of such shares will be Euroclear Nominees. However, their ownership of New Banco Santander CDIs will represent their entitlement to such New Banco Santander Shares.

On the Effective Date the New Banco Santander Shares will be issued to Euroclear Nominees, which will be the registered holder of such shares, for the benefit of the Scheme Shareholders. Euroclear Nominees will hold the New Banco Santander Shares in Iberclear via an account with Santander Investment, S.A.. The interest in the New Banco Santander Shares issued to Euroclear Nominees on the Effective Date will be held by Euroclear Nominees on trust for Euroclear, which will credit that interest for the account of CREST Depository Limited's nominee, CREST International Nominees (Belgium) Limited, in Euroclear. Shortly following the Effective Date, CREST Depository Limited will issue New Banco Santander CDIs in CREST to the Receiving Agent, who will thereupon distribute through CREST the New Banco Santander CDIs to or for the benefit of A&L Shareholders as described in Sections 9(b)(i), (ii) and (iii) below.

No fractions of New Banco Santander Shares will be allotted to holders of A&L Shares. Accordingly, the Receiving Agent will aggregate all fractional entitlements to New Banco Santander Shares, sell them in the market shortly following the Effective Date and distribute, or procure the distribution of, the net proceeds of sale *pro rata* to the holders of A&L Shares entitled to them pursuant to the Scheme. Fractional entitlements of participants within A&L ShareSafe at the Scheme Record Time

will also be aggregated and sold in the market shortly following the Effective Date and the net proceeds of sale distributed *pro rata* to relevant participants in A&L ShareSafe at the Scheme Record Time.

Following distribution of the New Banco Santander CDIs as set out above, holders of the New Banco Santander CDIs will, at their option, be able to effect the cancellation of their New Banco Santander CDIs in CREST for their underlying New Banco Santander Shares (upon sending an instruction to CREST to that effect (via the relevant corporate nominee in the case of holders of New Banco Santander CDIs holding through one of the corporate nominee facilities described in Sections 9(b)(ii) and 9(b)(iii) below)) and will be entitled to arrange for the transfer of their New Banco Santander Shares (as represented by their holding of New Banco Santander CDIs) into a shareholding account with a depository financial institution which is a participant in Iberclear. Certain transfer fees will be payable by a holder of New Banco Santander CDIs (including, save as set out below, those holding through one of the corporate nominee facilities described in Sections 9(b)(ii) and 9(b)(iii) below) who makes such a transfer.

The terms and conditions upon which CDIs are issued and held in CREST are set out in the deed poll executed by CREST Depository Limited governing CDIs and other related documents in the CREST International Manual.

The arrangements referred to in Section 9(c) below will include the terms and conditions upon which New Banco Santander CDIs will be held in CREST under the Santander Nominee Service and A&L ShareSafe.

It is intended that the terms and conditions of the Santander Nominee Service will be sent to all former Certificated Holders within 14 days of the Effective Date together with the statement of entitlement referred to in Section 9(b)(ii) below. If any former Certificated Holder who is issued with New Banco Santander CDIs pursuant to the Scheme does not wish their New Banco Santander CDIs to be held on their behalf within the Santander Nominee Service (through the corporate nominee facility described in Section 9(b)(ii) below), then they will not be charged any transfer fees as are described above if they notify the Santander Nominee Service in writing within six weeks of the Effective Date that they wish to effect the transfer of all of their New Banco Santander CDIs out of the Santander Nominee Service and such transfer is effected within six weeks of the Effective Date.

It is intended that the terms and conditions of A&L ShareSafe will be amended in accordance with the terms thereof with effect from the Effective Date to reflect the practicalities of holding New Banco Santander CDIs rather than A&L Shares. The new terms and conditions as so amended will be sent to all participants in A&L ShareSafe at the Scheme Record Time within 14 days of the Effective Date together with the statement of entitlement referred to in Section 9(b)(iii) below. If any participant in A&L ShareSafe at the Scheme Record Time on whose behalf New Banco Santander CDIs are issued pursuant to the Scheme does not wish their New Banco Santander CDIs to be held on their behalf within A&L ShareSafe pursuant to such amended terms and conditions, then in accordance with the terms and conditions of A&L ShareSafe they will be entitled to arrange for the transfer of their New Banco Santander Shares (as represented by their holding of New Banco Santander CDIs) as set out above and will not be charged any transfer fees described above in so doing, provided that they notify Alliance & Leicester ShareSafe Limited in writing within six weeks of the Effective Date that they wish to effect the transfer of all of their New Banco Santander CDIs out of A&L ShareSafe and such transfer is effected within six weeks of the Effective Date.

A custody fee, as determined by Euroclear UK & Ireland from time to time, is charged at user level for the use of CDIs. Banco Santander has indicated to A&L that Banco Santander will procure that this fee will not be charged to former Certificated Holders and participants in A&L ShareSafe whose New Banco Santander CDIs are held on their behalf through one of the corporate nominee facilities described in Sections 9(b)(ii) or 9(b)(iii) below.

A&L Shareholders should note that they will have no rights against Euroclear UK & Ireland or its subsidiaries in respect of New Banco Santander Shares or New Banco Santander CDIs held through

CREST. Normal CREST procedures (including timings) apply in relation to any A&L Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, prior to completion of the Acquisition (whether any such conversion arises as a result of a transfer of A&L Shares or otherwise). Holders of A&L Shares who are proposing to convert any such A&L Shares are recommended to ensure that such conversions have been completed prior to the Scheme Record Time.

(b) ***Settlement***

Subject to the Scheme becoming effective, settlement of the New Banco Santander Shares to which A&L Shareholders are entitled under the Scheme (except as provided in Section 18 of this Part 3 in relation to certain overseas A&L Shareholders) will be effected within 14 days from the Effective Date in the following manner:

(i) *A&L Shares held in uncertificated form through CREST*

The New Banco Santander Shares to which an Uncertificated Holder is entitled will be represented by New Banco Santander CDIs (as described in Section 9(a) above) to be issued initially to the Receiving Agent, who will thereupon deliver, through CREST to the appropriate stock account in CREST of the former Uncertificated Holder concerned, such holder's entitlement to New Banco Santander CDIs. The stock account concerned will be an account under the same participant ID and member account as the Uncertificated Holder has at the Scheme Record Time. The net proceeds of sale of any fractional entitlements to which the Uncertificated Holder is entitled pursuant to the Scheme will be credited to the same stock account within 14 days of the Effective Date. Following distribution of the New Banco Santander CDIs, such holders will be entitled to arrange for the transfer, at their own expense, of their New Banco Santander CDIs to other CREST holders, or to cause the New Banco Santander Shares underlying the New Banco Santander CDIs to be transferred to a third party through another participant in Iberclear, if they so wish.

As from 4.30 p.m. on the Effective Date, each holding of A&L Shares credited to any stock account in CREST will be disabled.

(ii) *A&L Shares held in certificated form*

The New Banco Santander Shares to which a Certificated Holder is entitled will be represented by New Banco Santander CDIs (as described in Section 9(a) above) to be issued initially to the Receiving Agent, who will thereupon deliver all such New Banco Santander CDIs to Equiniti Corporate Nominees Limited, as operator of the Santander Nominee Service, to hold them on behalf of the former Certificated Holders. Equiniti Corporate Nominees Limited is a member of CREST.

A statement of entitlement detailing the number of New Banco Santander CDIs held on the former Certificated Holder's behalf in the Santander Nominee Service will be despatched by first class post (or by such other method as may be approved by the Panel) to the former Certificated Holder within 14 days from the Effective Date, together with the terms and conditions of the Santander Nominee Service and (where relevant) a Sterling cheque in respect of the net proceeds of sale of any fractional entitlements to which the former Certificated Holder is entitled pursuant to the terms of the Scheme.

With effect from the Effective Date, share certificates for A&L Shares held in certificated form will cease to be valid and should be destroyed upon receipt by the former Certificated Holder of the statement of entitlement detailing such holder's entitlement to New Banco Santander CDIs.

(iii) *Participants in A&L ShareSafe*

The operator of A&L ShareSafe, Alliance & Leicester ShareSafe Limited, is an Uncertificated Holder and, accordingly, the New Banco Santander Shares to which Alliance & Leicester ShareSafe Limited is entitled under the Scheme (on behalf of the participants in A&L ShareSafe at the Scheme Record Time) will be represented by New Banco Santander CDIs which (save for any such New Banco Santander CDIs as represent the aggregate fractional entitlements of the participants in A&L ShareSafe as at the Scheme Record Time) will be delivered to Alliance & Leicester ShareSafe Limited through CREST as set out in Section 9(b)(i) above. Alliance & Leicester ShareSafe Limited is a member of CREST.

The New Banco Santander Shares to which participants in A&L ShareSafe at the Scheme Record Time are entitled will be represented by such New Banco Santander CDIs so delivered to Alliance & Leicester ShareSafe Limited, which will hold them in A&L ShareSafe on behalf of those participants.

A statement of entitlement detailing the number of New Banco Santander CDIs held on behalf of each relevant participant in A&L ShareSafe will be despatched by first class post (or by such other method as may be approved by the Panel) to such participant within 14 days from the Effective Date, together with the amended terms and conditions of A&L ShareSafe (as indicated in Section 9(a) above) and (where relevant) a Sterling cheque in respect of the net proceeds of sale of any fractional entitlements to which the relevant participant in A&L ShareSafe is entitled pursuant to the terms of the Scheme and the existing terms and conditions of A&L ShareSafe.

If any current participants in A&L ShareSafe wish their New Banco Santander CDIs to be held on their behalf in the Santander Nominee Service following the Effective Date, (for example, as they are also a Certificated Holder in respect of another holding of A&L Shares) they should take appropriate steps in accordance with the terms and conditions of A&L ShareSafe to have the A&L Shares held on their behalf by Alliance & Leicester ShareSafe Limited transferred into their name in certificated form prior to the Scheme Record Time. Likewise, if any holder of A&L Shares in certificated form wishes their New Banco Santander CDIs to be held on their behalf in A&L ShareSafe following the Effective Date (for example, as they are also already a participant in A&L ShareSafe in respect of another holding of A&L Shares), they should effect the transfer of their A&L Shares into A&L ShareSafe prior to the Scheme Record Time. Details of how to effect such transfer are available from Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA. You can also download the relevant forms required by logging on to www.alliance-leicester-shareregistrars.co.uk.

(iv) *General*

All documents and remittances sent by or to holders of A&L Shares (including participants in A&L ShareSafe) will be sent at their own risk and will be sent by post to the holder's address as set out on the relevant shareholder register (or, in respect of participants in A&L ShareSafe, the register maintained by Alliance & Leicester ShareSafe Limited) at the Scheme Record Time and, in the case of joint holders, to the holder whose name appears first in such register in respect of the joint holdings concerned.

Mandates in force at the Effective Date relating to the payment of dividends and other instructions given by Uncertificated Holders will be deemed to be revoked as from the Effective Date, save (to the extent not paid as at the Effective Date) in respect of the payment by A&L of the interim dividend of 18 pence in cash per A&L Share (expected to be paid on 6 October 2008) in accordance with existing procedures for dividend payments (other than with respect to any election to receive a scrip dividend).

Mandates in force at the Effective Date relating to the payment of dividends and other instructions given by Certificated Holders (except where the relevant Certificated Holder already holds Banco Santander CDIs through the Santander Nominee Service and the mandate

details differ, in which case the mandate details already given to the Santander Nominee Service will prevail) and participants in A&L ShareSafe will remain in full force and effect notwithstanding the implementation of the Scheme (other than with respect to any election to receive a scrip dividend).

Banco Santander has confirmed that, except with the consent of the Panel, settlement of the New Banco Santander Shares will be implemented in full without regard to any lien, right of set-off, counterclaim or other analogous right to which Banco Santander may be, or may claim to be, entitled against the relevant A&L Shareholder.

(c) ***Rights attaching to Banco Santander CDIs***

The holders of Banco Santander CDIs have an entitlement to the Banco Santander Shares to which they are entitled but are not the registered holders thereof. The holders of New Banco Santander CDIs will therefore have an entitlement to the New Banco Santander Shares to which they are entitled under the Scheme but will not be the registered holders thereof.

Accordingly, the holders of Banco Santander CDIs are able to enforce and exercise the rights relating to the Banco Santander Shares described in Part 9 (*Information on the Banco Santander Shares*) of this document only in accordance with the arrangements described below, and, as a result of certain aspects of Spanish law which governs Banco Santander Shares, are not able directly to enforce or exercise those rights.

In order to allow the holders of New Banco Santander CDIs to exercise rights relating to the New Banco Santander Shares, all former Certificated Holders who hold New Banco Santander CDIs through the Santander Nominee Service will, from the Effective Date, and Banco Santander intends to enter into arrangements prior to the Effective Date pursuant to which it will procure that, with effect from the Effective Date, all holders of New Banco Santander CDIs through A&L ShareSafe will:

- receive notices, in English, of all general shareholders meetings of Banco Santander;
- be able to give directions as to voting at all general shareholders meetings of Banco Santander;
- have made available to them and be sent, at their request, copies of the annual report and accounts of Banco Santander and all of the documents issued by Banco Santander to Banco Santander Shareholders (in each case, in English); and
- be treated in the same manner as registered Banco Santander Shareholders in respect of all other rights attaching to Banco Santander Shares,

in each case, so far as reasonably possible in accordance with applicable CREST Regulations and CREST Requirements, and applicable law.

In addition, the arrangements referred to above will also include provisions dealing with the payment of amounts in respect of dividends (including a provision to the effect that the Santander Nominee Service and A&L ShareSafe will, for so long as Euroclear UK & Ireland continues to provide such service, elect to receive any amounts in respect of dividends paid on the New Banco Santander Shares represented by the New Banco Santander CDIs held through the relevant corporate nominee facility, in Sterling). It is intended that the Santander Nominee Service and A&L ShareSafe will facilitate so far as reasonably practicable and to the extent permitted by applicable law, the participation of New Banco Santander CDI holders in share capital events in the same manner as Banco Santander Shareholders.

Banco Santander currently operates a comprehensive shareholder loyalty programme for the benefit of holders of Banco Santander Shares and will offer this to holders of New Banco Santander Shares and holders of New Banco Santander CDIs through one of the corporate nominee facilities described in Sections 9(b)(ii) or 9(b)(iii) above. This comprises a range of exclusive shareholder benefits, products and social activities.

Details of who has the right to attend general shareholders meetings of Banco Santander are set out in Section 1(d) of Part 9 (*Information on the Banco Santander Shares*) of this document.

If holders of Banco Santander CDIs (including former Certificated Holders and participants in A&L ShareSafe at the Scheme Record Time whose Banco Santander CDIs are held through one of the corporate nominee facilities described in Section 9(b)(ii) or 9(b)(iii) above) wish to use such voting rights as set out above personally by attending a general shareholders meeting of Banco Santander, they must first effect the cancellation of their New Banco Santander CDIs for their underlying New Banco Santander Shares to be held with a depository financial institution which is a participant in Iberclear at least 5 business days before the relevant general shareholders meeting. On so doing, they will, subject to and in accordance with the by-laws of Banco Santander, be able to attend and vote in person at the relevant general shareholders meeting (save as set out in Section 1(d) of Part 9 (*Information on the Banco Santander Shares*) of this document). Details of how such cancellation can be effected will be obtainable from Banco Santander by writing to Grupo Santander Shareholders' Department at Santander Nominees Service, PO Box 4608, Worthing, West Sussex, BN99 6NZ or by email to "shareholders@santander.com".

In addition, under Banco Santander's By-laws, the Chairman of Banco Santander has the right to invite any person to be present at a general shareholders meeting of Banco Santander. The Chairman may, at his discretion, extend such invitation to holders of New Banco Santander CDIs (including former Certificated Holders and participants in A&L ShareSafe whose Banco Santander CDIs are held through one of the corporate nominee facilities described in Section 9(b)(ii) or 9(b)(iii) above) who wish to be present at a general shareholders meeting of Banco Santander without effecting the cancellation of their New Banco Santander CDIs for their underlying New Banco Santander Shares. However, the shareholders of Banco Santander may revoke the invitation of the Chairman including any invitation made to holders of Banco Santander CDIs. It should be noted that any person present at a general shareholders meeting of Banco Santander by invitation of the Chairman is not entitled to speak, vote or exercise other shareholder rights in person at such meeting. Such holders of New Banco Santander CDIs will, however, be entitled to give directions for voting their underlying New Banco Santander Shares pursuant to the arrangements referred to above.

Banco Santander intends to procure that the Santander Nominee Service and A&L ShareSafe will send to former Certificated Holders and participants in A&L ShareSafe at the Scheme Record Time, on whose behalf New Banco Santander CDIs are held pursuant to the arrangements described in Section 9(b)(ii) or 9(b)(iii) above, a statement of their holdings in New Banco Santander CDIs shortly following the Effective Date and at least once a year afterwards, for so long as such holder retains some Banco Santander CDIs in the account of the Santander Nominee Service or A&L ShareSafe (as the case may be).

In addition to the existing agreement dated 5 November 2004 between Banco Santander and Equiniti (as amended) relating to the operation of the Santander Nominee Service, Banco Santander has also entered into a letter of intent with Capita Registrars dated 14 August 2008 in which Banco Santander and Capita Registrars have agreed to negotiate the terms of an agreement pursuant to which Capita Registrars will continue to operate A&L ShareSafe following completion of the Acquisition and provide corporate nominee services to A&L ShareSafe participants at the Scheme Record Time in respect of their entitlements to New Banco Santander CDIs (including the provision of the relevant arrangements in respect of A&L ShareSafe described above and (for so long as CREST continues to provide such service) making an election to CREST to receive dividends paid on New Banco Santander Shares in sterling as described below).

Former Uncertificated Holders will, for so long as the New Banco Santander CDIs delivered to them pursuant to Section 9(b)(i) above are held in CREST and Euroclear UK & Ireland continues to provide such service, be able, if they so wish, to have amounts in respect of dividends paid on New Banco Santander Shares in Euro by Banco Santander converted into, and paid to them in, Sterling, or any other CREST currency, if desired (without foreign exchange commission) by CREST Depository Limited.

As indicated above, former Certificated Holders and participants in A&L ShareSafe at the Scheme Record Time on whose behalf the Santander Nominee Service or Alliance & Leicester ShareSafe Limited, respectively, holds New Banco Santander CDIs pursuant to the arrangements described in Section 9(b)(ii) or 9(b)(iii) above will, for so long as such arrangement remains in place and CREST continues to provide such service, have amounts in respect of dividends paid on New Banco Santander Shares in Euro by Banco Santander converted into, and paid to them in, Sterling (without foreign exchange commission).

All former Certificated Holders will be sent, together with their initial statement of entitlement detailing the number of New Banco Santander CDIs held on their behalf in the Santander Nominee Service and any Sterling cheque in respect of the net proceeds of sale of any fractional entitlements to which that former Certificated Holder is entitled pursuant to the terms of the Scheme, a booklet containing the terms and conditions of the Santander Nominee Service corporate nominee arrangements which will include a description of the procedure to be followed for cancelling New Banco Santander CDIs and effecting the transfer of the underlying New Banco Santander Shares and provisions relating to exclusion of liability on the part of the relevant corporate nominee from Banco Santander CDI holders.

All participants in A&L ShareSafe at the Scheme Record Time will be sent, together with their initial statement of entitlement detailing the number of New Banco Santander CDIs held on their behalf in A&L ShareSafe and any Sterling cheque in respect of the net proceeds of sale of any fractional entitlements to which that participant is entitled pursuant to the terms of the Scheme and the terms and conditions of A&L ShareSafe, a booklet containing the amended terms and conditions of the A&L ShareSafe corporate nominee arrangements (amended in accordance with the terms thereof to reflect the holding of New Banco Santander CDIs rather than A&L Shares) which will include a description of the procedure to be followed for cancelling New Banco Santander CDIs and effecting the transfer of the underlying New Banco Santander Shares and provisions relating to exclusion of liability on the part of the relevant corporate nominee from Banco Santander CDI holders.

(d) ***Transfers of New Banco Santander Shares underlying New Banco Santander CDIs***

A description of the procedure to be followed by a former Certificated Holder who wishes to cancel the New Banco Santander CDIs held on his behalf pursuant to the Santander Nominee Service as described in Section 9(b)(ii) above and effect the transfer of his underlying New Banco Santander Shares will be set out in the booklet to be sent to all former Certificated Holders together with their initial statement of entitlement as referred to in Section 9(c) above.

A description of the procedure to be followed by a participant in A&L ShareSafe at the Scheme Record Time who wishes to cancel the New Banco Santander CDIs held on his behalf pursuant to A&L ShareSafe as described in Section 9(b)(iii) above and effect the transfer of his underlying New Banco Santander Shares will be set out in the booklet to be sent to all such participants together with their initial statement of entitlement as referred to in Section 9(c) above.

Former Uncertificated Holders will be able to cancel their New Banco Santander CDIs and effect the transfer of their underlying New Banco Santander Shares in accordance with the relevant rules and practices of CREST (subject to any legal restrictions on transfer in any jurisdiction).

Any cancellation of Banco Santander CDIs will involve the disposal of the underlying interest in the relevant Banco Santander Shares. If any former A&L Shareholder (including any participant in A&L ShareSafe) disposes of their underlying New Banco Santander Shares by way of sale, gift or on death, then Spanish tax requirements apply, including the filing of certain Spanish non-resident income tax and inheritance and gift tax returns. For UK tax residents these requirements are described in Section 17 of this Part 3. Former A&L Shareholders (including any participant in A&L ShareSafe) who are in any doubt, and in particular those who are tax resident outside the UK, should take appropriate professional advice as to their tax position.

## 10. Receipt of Banco Santander dividends in Sterling

Following completion of the Acquisition, former Uncertificated Holders will, for so long as the New Banco Santander CDIs delivered to them as described in Section 9(b)(i) of this Part 3 are held in CREST and CREST continues to provide such service, be able, if they so wish, to have amounts in respect of dividends paid on New Banco Santander Shares in Euro by Banco Santander converted into, and paid to them in Sterling or any other CREST currency, if desired (without foreign exchange commission) by CREST Depository Limited.

As described in Section 9(c) of this Part 3, given that the vast majority of Certificated Holders and participants in A&L ShareSafe are resident in the UK, Banco Santander will procure that the providers of the corporate nominee facilities described in Sections 9(b)(ii) and 9(b)(iii) of this Part 3 will, for so long as CREST continues to provide such service, elect to receive any amounts in respect of dividends paid on New Banco Santander Shares represented by the New Banco Santander CDIs held through the Santander Nominee Service and by Alliance & Leicester ShareSafe Limited, in Sterling. Accordingly, following completion of the Acquisition, former Certificated Holders and participants in A&L ShareSafe at the Scheme Record Time on whose behalf the Santander Nominee Service or Alliance & Leicester ShareSafe Limited, respectively, holds New Banco Santander CDIs pursuant to the arrangements described in Sections 9(b)(ii) and 9(b)(iii) of this Part 3 will, for so long as such arrangement remains in place and CREST continues to provide such service, have amounts in respect of dividends paid on New Banco Santander Shares in Euro by Banco Santander converted into, and paid to them in, Sterling (without foreign exchange commission). Payments will be converted from Euro into Sterling at the then prevailing spot foreign exchange rate.

## 11. Banco Santander General Shareholders' Meeting

The Banco Santander General Shareholders' Meeting will be convened for the purposes of considering and, if thought fit, passing resolutions to approve an increase in Banco Santander's share capital necessary to issue the New Banco Santander Shares under the Scheme. For the resolutions to be validly passed, the meeting will require on first call the presence (in person or by proxy) of shareholders representing at least 50 per cent of the voting capital of Banco Santander (in which case the resolutions may be passed by a simple majority of the Banco Santander Shares present or represented at such meeting). On second call the meeting will require the presence (in person or by proxy) of shareholders representing at least 25 per cent of the voting capital of Banco Santander (in which case, if shareholders representing less than 50 per cent of the voting capital of Banco Santander are present (either in person or by proxy) at the meeting, the resolutions must be passed by shareholders representing at least two-thirds of the Banco Santander Shares present or represented at such meeting or, if shareholders representing 50 per cent or more of the voting capital of Banco Santander are present or represented at the meeting, the resolutions may be passed by shareholders representing a simple majority of the Banco Santander Shares present or represented at such meeting). It is expected that the meeting will be held on second call.

## 12. Implementation Agreement

Banco Santander and A&L have entered into the Implementation Agreement, which contains certain assurances in relation to the implementation of the Scheme. The Implementation Agreement also includes the following provisions:

***Inducement fee arrangements***

As a pre-condition to Banco Santander agreeing to announce the Acquisition, A&L has agreed in the Implementation Agreement to pay a break fee to Banco Santander of £12.6 million (inclusive of non-recoverable value added tax) if, before the Acquisition is withdrawn or lapses or, with the consent of the Panel, is not made (i) an announcement concerning a competing proposal is made and that proposal is subsequently completed or (ii) the A&L Board fails in this document to recommend to A&L Shareholders that they vote in favour of the resolutions required to implement the Acquisition at the Court Meeting and A&L EGM or it withdraws, qualifies or adversely modifies its recommendation.

*Non-solicitation arrangements*

A&L has agreed that it will not solicit any competing proposal. In addition, A&L has agreed to notify Banco Santander as soon as is reasonably practicable of any approach made to A&L in relation to a credible intention to make a competing acquisition for A&L (whether by means of scheme of arrangement or otherwise) or any request for information under Rule 20.2 of the City Code.

A&L has agreed it will not offer any competing bidder transaction protections which are materially more favourable than those set out in the Implementation Agreement.

## 13. Conditions to the Scheme and the Acquisition

The Acquisition will only complete if all the Conditions have been satisfied or, if permitted, waived. The Conditions include:

- regulatory clearances from, *inter alia*, the European Commission, the Financial Services Authority, the CNMV and the Bank of Spain;
- the approval by Banco Santander Shareholders at the Banco Santander General Shareholders' Meeting of the proposed increase of Banco Santander's share capital in order to issue the New Banco Santander Shares;
- the approval of the Scheme by Scheme Shareholders at the Court Meeting;
- the special resolution required to approve the reduction of capital associated with the Scheme being duly passed by A&L Shareholders at the A&L EGM; and
- the Scheme, together with the associated reduction of capital of A&L and issue of New A&L Shares to Banco Santander, becoming effective.

The Conditions are set out in full in Part 5 (*Conditions to the Implementation of the Scheme and the Acquisition*) of this document.

## 14. Description of the New Banco Santander Shares

The New Banco Santander Shares to be issued and delivered as consideration under the Acquisition will be fully paid, will rank *pari passu* for any dividend declared or paid by Banco Santander by reference to a record date on or after the Effective Date and will otherwise rank *pari passu* in all respects with Banco Santander Shares in issue at the time the New Banco Santander Shares are delivered under the Acquisition. The New Banco Santander Shares will be issued free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever.

Assuming the Effective Date is, as expected, 10 October 2008, it is anticipated that the first dividend to which holders of A&L Shares who receive and retain New Banco Santander Shares would be entitled will have a record date of 31 October 2008 and will be paid by Banco Santander on 3 November 2008.

Banco Santander generally pays dividends quarterly in Euro. However, holders of A&L Shares who receive and retain New Banco Santander CDIs through CREST will, for so long as CREST continues to provide such service, be able, if they so wish, to receive any amounts in respect of dividends paid on their New Banco Santander Shares in Sterling. Holders of A&L Shares and participants in A&L ShareSafe who receive and retain New Banco Santander CDIs which are held by a corporate nominee on their behalf pursuant to the arrangements described in Section 9(b)(ii) and Section 9(b)(iii) of this Part 3 will, for so long as such arrangement remains in place and CREST continues to provide the appropriate service, receive any amounts in respect of dividends paid on their New Banco Santander Shares in Sterling. Further details of the availability of Sterling dividends can be found in Section 10 of this Part 3.

Applications will be made for the New Banco Santander Shares to be listed on the Bolsas de Valores, quoted through the Automated Quotation System of the Bolsas de Valores and cleared and settled through Iberclear, the Spanish clearance and settlement system. Iberclear and its member entities maintain a book entry system on which details of shareholders' holdings of, and trades in, Banco Santander Shares will be recorded. The New Banco Santander Shares, like all shares in Spanish public companies, will be dematerialised and will

not be capable of being represented by share certificates. In the event that the registered holder of a New Banco Santander Share desires a document evidencing his or her title to such share, a statement of ownership can be requested from the Iberclear member through which the share is held. A statement of ownership of the New Banco Santander Shares will not be issued by the Iberclear member unless one is requested by the Banco Santander Shareholder, in which case according to Spanish law the securities in respect of which the statement of ownership has been issued will be, and remain, blocked (and, therefore, among other things, cannot be traded) other than in relation to enforcement procedures until such statement of ownership is returned. Such statement is not a definitive certificate of title.

Former Certificated Holders and participants in A&L ShareSafe who receive New Banco Santander CDIs which are held on their behalf pursuant to the corporate nominee facilities described in Section 9(b)(ii) or Section 9(b)(iii) of this Part 3 will receive a statement of entitlement detailing the number of New Banco Santander CDIs held on their behalf within 14 days of the Effective Date. This statement of entitlement is not the same as the statement of ownership referred to in the previous paragraph and its issue does not result in the same consequences as set out in that paragraph.

Banco Santander Shares are listed on the Bolsas de Valores (and quoted through the Automated Quotation System of the Bolsas de Valores). The New Banco Santander Shares will be issued on the Effective Date. Admission to listing on the market of the Bolsas de Valores is expected to take place on the following business day, effective at the close of market at 5.35 p.m. (Spanish time) on that day. Trades can take place on that day after 5.35 p.m. (Spanish time) subject to applicable regulations. Dealings in such shares are expected to commence on the market of the Bolsas de Valores on the second business day following the Effective Date. During the period from the Effective Date until the date on which dealings in the New Banco Santander Shares on the market of the Bolsas de Valores commence, the New Banco Santander Shares will not be listed, nor can they be traded, on any other stock exchange.

Banco Santander Shares are also listed on the London Stock Exchange. Application will be made for admission of the New Banco Santander Shares to trading on the London Stock Exchange and it is expected that such admission will occur at 8.00 a.m. on the second business day following the Effective Date.

Banco Santander Shares are also listed on the Milan, Lisbon, Mexican and Buenos Aires stock exchanges and on the NYSE (through New Banco Santander ADSs). Applications will be made for the New Banco Santander Shares to be admitted to listing on these exchanges.

A summary of the principal rights attaching to Banco Santander Shares and a comparison of the material differences between the rights of A&L Shareholders and the rights of holders of Banco Santander Shares arising from the differences between the corporate laws of England and Spain, respectively, and the companies' respective governing instruments are set out in Part 9 (*Information on the Banco Santander Shares*) of this document.

## 15. Dealing and brokerage activity of Banco Santander in Banco Santander Shares

### (a) *General*

During the Offer Period, Banco Santander and certain of its affiliates have engaged and intend to continue to engage in various dealing and brokerage activities involving Banco Santander Shares outside the United States. Among other things, Banco Santander, through an affiliate, has made a market, from time to time, and intends to continue to make a market, from time to time, in the Banco Santander Shares by purchasing and selling Banco Santander Shares for its own account in Spain on the Bolsas de Valores (as further described below).

Certain mutual fund management companies, pension fund management companies, asset management companies and insurance companies that are affiliates of Banco Santander have purchased and sold, and intend to continue to purchase and sell, Banco Santander Shares and derivatives as part of their ordinary investing activities and/or as part of the investment selections made by their clients. Banco Santander and its affiliates have also engaged, and intend to continue to engage, in dealings in Banco Santander Shares and derivatives for their accounts and the accounts of their customers for the purpose of market making of derivatives or of hedging their positions

established in connection with certain derivatives activities (such as options, warrants and other instruments) relating to Banco Santander Shares entered into by Banco Santander and its affiliates and their customers, as well as to effect unsolicited brokerage transactions in Banco Santander Shares with their customers. These activities occurred and are expected to continue to occur in Spain, elsewhere in Europe, in various countries in Latin America and elsewhere outside the United States.

Banco Santander's securities affiliates in the United States and in Puerto Rico have also engaged and may continue to engage in unsolicited brokerage transactions in Banco Santander Shares and Banco Santander ADSs in the United States and in Puerto Rico. In addition, Banco Santander's affiliates in the United States and Puerto Rico may purchase Banco Santander Shares and Banco Santander ADSs in connection with asset management activities in the United States and Puerto Rico. Banco Santander is not obliged to make a market in Banco Santander Shares and any such market making may be discontinued at any time. All of these activities could have the effect of preventing or retarding a decline in the market price of the Banco Santander Shares.

Banco Santander has sought and received from the SEC certain exemptive relief from Regulation M of the Securities Exchange Act of 1934 in order to permit its identifiable business units to engage in the foregoing activities during the Offer Period.

(b) ***Banco Santander Treasury Stock Facility***

At a meeting of Banco Santander Shareholders held on 21 June 2008, Banco Santander was reauthorised to purchase Banco Santander Shares substantially on the same terms as those authorised in the previous year's shareholders' meeting.

As is customary for some Spanish listed companies, Banco Santander engages in market making activities (as described above). Banco Santander has engaged in market making activities pursuant to the shareholders' authorisation to purchase Banco Santander Shares since the date of the authorisation and expects to continue to do so. In connection with these activities, Banco Santander has purchased and intends to continue to purchase Banco Santander Shares during the course of the Acquisition.

**16. United Kingdom tax**

The comments set out below summarise certain UK taxation consequences of the implementation of the Scheme for A&L Shareholders. They are based on current law and on what is understood to be current HMRC practice. They are intended as a general guide and, except where otherwise stated, apply only to A&L Shareholders who are resident or (if individuals) ordinarily resident and domiciled for tax purposes in the United Kingdom, who hold their A&L Shares or, as the case may be, New Banco Santander Shares as an investment and who are the absolute beneficial owners of their A&L Shares or, as the case may be, New Banco Santander Shares and who are not (and have not in the previous seven years been) employees of A&L or of any person connected with A&L. Any A&L Shareholders who do not fall within the above description (including traders, broker-dealers, insurance companies, collective investment schemes, and individual A&L Shareholders who are resident or ordinarily resident but not domiciled for UK tax purposes in the UK) or who are in any doubt as to their taxation position should consult their own professional advisers immediately. Special considerations may also apply to A&L Shareholders who acquire their A&L Shares through the exercise or vesting of share options and awards.

Except where the context requires otherwise, references below to New Banco Santander Shares include references to Banco Santander CDIs.

(a) ***UK tax consequences of the Scheme***

(i) *Cancellation of A&L Shares and receipt of New Banco Santander Shares*

***Taxation of chargeable gains***

UK rollover relief should be available to A&L Shareholders who, alone or together with persons connected with them, do not hold more than 5 per cent of, or of any class of, shares in or debentures of A&L in respect of the cancellation of their A&L Shares upon the terms described in this document in consideration for New Banco Santander Shares received from

Banco Santander. Accordingly, for the purposes of UK taxation of chargeable gains, such A&L Shareholders should not be treated as making a disposal of such A&L Shares. The New Banco Santander Shares received from Banco Santander should be treated as the same asset, and as having been acquired at the same time and for the same consideration, as the A&L Shares from which they are derived.

Any A&L Shareholder who, alone or together with persons connected with him, holds more than 5 per cent of, or of any class of, shares in or debentures of A&L is advised that an application has been made to HMRC for clearance under section 138 of the Taxation of Chargeable Gains Act 1992 that it is satisfied that the Scheme is being effected for *bona fide* commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Accordingly, if such clearance is granted, any such A&L Shareholder should be treated in the manner described in the preceding paragraph. The Scheme is not conditional upon such clearance being obtained.

***Stamp duty and stamp duty reserve tax ("SDRT")***

No SDRT will be payable, and no liability to stamp duty will arise, in respect of the cancellation of the A&L Shares, the issue of the New Banco Santander Shares by Banco Santander to A&L Shareholders or the issue of New A&L Shares by A&L to Banco Santander pursuant to the Scheme.

(ii) *Tax compliance*

Any A&L Shareholders who do not currently receive notice from HMRC requiring them to submit a tax return are advised that they will need to notify HMRC that they have acquired a source of overseas income.

(iii) *Payment of the interim dividend of 18 pence*

No amounts in respect of tax will be withheld at source from the interim dividend of 18 pence to be paid by A&L.

Where the interim dividend is paid to an A&L Shareholder who is an individual, that individual will be entitled to a tax credit which such A&L Shareholder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10 per cent of the aggregate of the dividend and the tax credit (the gross dividend), which is also equal to one-ninth of such dividend. The individual will be taxed on the aggregate of the interim dividend and the related tax credit, which will be regarded as the top slice of the individual's income. A UK tax resident individual A&L Shareholder who is liable to income tax at the basic rate will be subject to tax on the dividend at the rate of 10 per cent of the gross dividend, so that the tax credit will satisfy in full such A&L Shareholder's liability to income tax in respect of the gross dividend. A UK tax resident individual A&L Shareholder who is liable to income tax at the higher rate will be subject to tax at the rate applicable to dividends for such A&L Shareholders (currently 32.5 per cent) on the gross dividend. The tax credit will be set against but not fully match his tax liability on the gross dividend, and he will therefore have to account for additional tax equal to 22.5 per cent of the gross dividend (which is also equal to 25 per cent of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax.

So, for example, an A&L Shareholder who is an individual and is entitled to the interim dividend of 18 pence per A&L Share in respect of 100 A&L Shares would receive an interim dividend of £18.00 carrying a tax credit of £2.00 (one-ninth of £18.00). If the whole of the interim dividend and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the interim dividend by the individual will be 32.5 per cent of £20.00 (i.e. the interim dividend of £18.00 plus the tax credit of £2.00), namely £6.50, less the tax credit of £2.00, leaving a net charge of £4.50 (the equivalent of 25 per cent of the amount of the interim dividend of £18.00).

An A&L Shareholder who is not liable to tax on the interim dividend (for example, an individual holding his A&L Shares in an individual savings account) will not be entitled to claim repayment of the tax credit in respect of the dividend.

A&L Shareholders which are United Kingdom exempt approved pension funds and charities will not be liable to income tax or corporation tax on the interim dividend received by them. An A&L Shareholder which is a trustee of a discretionary or accumulation trust which is resident for tax purposes in the United Kingdom and which receives the interim dividend will be taxable on the total of the dividend and the related tax credit at the dividend trust rate, which is 32.5 per cent, and will be entitled to deduct the tax credit from the tax so payable.

Subject to the application of certain special rules for some insurance companies, a corporate holder of A&L Shares that is resident for tax purposes in the United Kingdom and that receives the interim dividend will not be taxable on the receipt of that dividend.

(iv) *Receipt of cash in respect of fractional entitlements to New Banco Santander Shares*

Subject to the paragraph below, the sale, on behalf of A&L Shareholders, of fractional entitlements to New Banco Santander Shares should not constitute a partial disposal of such shareholder's existing A&L Shares. Instead the amount of any payment received by the A&L Shareholder may be deducted from the base cost of the New Banco Santander Shares received.

In the case of an A&L Shareholder who received his or her A&L Shares as "free shares" pursuant to the conversion of Alliance & Leicester Building Society to Alliance & Leicester plc in 1997, the amount of the cash payment received (which should not exceed two-thirds of the market value of one Banco Santander Share at the time such fractional entitlements are sold) will be treated as a partial disposal of his or her A&L Shares and may, depending on the particular circumstances of the shareholder and subject to any available exemptions or reliefs, give rise to a chargeable gain for the purpose of UK taxation of chargeable gains.

(b) ***Dividends on New Banco Santander Shares***

A Holder of New Banco Santander Shares who is resident for tax purposes in the United Kingdom (or who is carrying on a trade, profession or vocation in the United Kingdom through a branch or agency or, in the case of a corporate Banco Santander Shareholder, a permanent establishment, in connection with which the New Banco Santander Shares are held) will, in general, be subject to UK income tax or corporation tax (as the case may be) on the gross amount of dividends paid on the New Banco Santander Shares, rather than on the amount actually received net of any Spanish withholding tax (further details of which can be found in Section 17 of this Part 3).

Dividends received by holders who are within the charge to corporation tax will be taxed at the prevailing corporation tax rate (currently 28 per cent).

An individual shareholder who is resident in the United Kingdom for tax purposes and who receives a dividend from Banco Santander in respect of his New Banco Santander Shares and who holds less than 10 per cent of the issued share capital of Banco Santander will be entitled to a tax credit equal to 10 per cent of the aggregate of the dividend and the tax credit (the gross dividend), which is also equal to one-ninth of the sum of the cash dividend received and the Spanish withholding tax on such dividend. A UK resident individual A&L Shareholder who is liable to income tax at the basic rate will be subject to tax on the dividend at the rate of 10 per cent of the gross dividend, so that the tax credit will be treated as discharging the individual's liability to income tax in respect of the gross dividend. A United Kingdom tax resident individual A&L Shareholder who is liable to income tax at the higher rate will be subject to tax at the rate applicable to dividends for such A&L Shareholder (currently 32.5 per cent) on the gross dividend. The tax credit will be set against but not fully match his tax liability on the gross dividend, and he will be liable for additional tax equal to 22.5 per cent of the gross dividend (which is also equal to 25 per cent of the sum of the cash dividend received and the Spanish withholding tax on such dividend) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax. Generally, a UK resident

individual shareholder who is not liable to income tax in respect of the gross dividend (for example, an individual holding his New Banco Santander Shares in an individual savings account) will not be entitled to repayment of the tax credit.

No amounts in respect of UK tax are required to be withheld from dividends paid by UK resident companies such as A&L, whereas Spanish law will apply a withholding tax to dividends paid on the New Banco Santander Shares. However, credit should generally be available for Spanish tax required to be deducted or withheld from the dividends paid on the New Banco Santander Shares against income tax or corporation tax to which the holder of the shares is liable, with the credit covering a maximum of 15 per cent of the gross dividend and being broadly limited to the amount of the Banco Santander Shareholder's income tax or corporation tax liability attributable to the dividends. As a result, individual former A&L Shareholders who are chargeable to income tax on all or any portion of the dividends at the upper rate and who claim that credit through their tax return should be able to offset the amount of the available credit against their income tax liability. For any individual former A&L Shareholder who is not chargeable to income tax on all or any portion of the dividends at the upper rate, the United Kingdom tax credit discussed in the paragraph above should discharge the whole of that person's income tax liability in respect of the dividends; a person in this position will be unable to claim a United Kingdom credit in respect of Spanish withholding tax on those dividends. Former A&L Shareholders who are chargeable to corporation tax on the dividends and who claim a credit for Spanish withholding tax should generally be able to offset the amount of the available credit against their corporation tax liability.

Details of the Spanish withholding tax (generally at 18 per cent, which may be subject to certain reliefs or exemptions) which will be applied to dividends paid on the New Banco Santander Shares may be found in Section 17 of this Part 3.

(c) ***Disposals of New Banco Santander Shares***

(i) *Taxation of chargeable gains*

A disposal or deemed disposal of New Banco Santander Shares may, depending on the particular circumstances of the shareholder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains. On the basis that rollover relief is available, such chargeable gain or allowable loss should be calculated taking into account the allowable original cost to the holder of acquiring the A&L Shares which he or she exchanged for the relevant New Banco Santander Shares under the Scheme (which cost will be nil in respect of A&L Shares acquired by the holder as "free shares" pursuant to the conversion of Alliance & Leicester Building Society to Alliance & Leicester plc in 1997).

(ii) *Stamp duty and SDRT*

No SDRT will be payable in respect of any transfer of, or agreement to transfer, the New Banco Santander Shares.

No stamp duty will be payable in respect of the paperless transfer of a Banco Santander CDI within CREST, or in respect of any other paperless transfer of an interest in the New Banco Santander Shares in dematerialised form, for example by way of book entry transfer through the Iberclear system. Provided that any instrument of transfer is executed outside the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom, no stamp duty will be payable in respect of other transfers of the New Banco Santander Shares.

(iii) *Inheritance Tax*

As would be the case in relation to A&L Shares, there may be a charge to UK inheritance tax where an individual dies owning New Banco Santander Shares or in respect of certain lifetime transfers of the shares, for example, gifts to some trusts and gifts made within the seven years

before an individual's death. In certain circumstances, depending on the value of an individual's estate, inheritance tax may not be payable. In addition, by making certain types of lifetime transfer, it may be possible to reduce or eliminate a potential inheritance tax liability that would otherwise arise on death.

Where a transfer of New Banco Santander Shares gives rise to a charge to Spanish Inheritance and Gift Tax (further details of which can be found in Section 17(e) of this Part 3) the amount of Spanish tax paid can generally be offset against the amount of UK inheritance tax which is attributable to the value of those shares.

## 17. Spanish tax for UK residents

The comments set out below summarise certain Spanish taxation consequences of the implementation of the Scheme for A&L Shareholders. They are based on current Spanish law and practice. They are intended as a general guide and apply only to A&L Shareholders who are resident in the United Kingdom for the purposes of the double taxation treaty ratified between the United Kingdom and Spain (the "**UK – Spain Treaty**") and entitled to its benefits (under United Kingdom tax law this will include A&L Shareholders who are resident or (if individuals) ordinarily resident only in the United Kingdom for tax purposes), who are domiciled in the United Kingdom (in the case of individuals), who are the absolute beneficial owners of their A&L Shares or, as the case may be, New Banco Santander Shares and who do not carry on business through a permanent establishment in Spain with which their holdings of A&L shares or, as the case may be, New Banco Santander Shares are effectively connected (a "**Qualifying Shareholder**").

This summary is not a complete analysis or description of all the possible tax consequences of the receipt, ownership and transfer of New Banco Santander Shares and does not address all tax considerations that may be relevant to all categories of potential investors, some of whom may be subject to special rules. In particular, this tax section does not address the Spanish tax consequences applicable to "look-through" entities (such as trusts or estates). In addition, these comments do not apply to any A&L Shareholders who own or control (or who would as a result of the implementation of the Scheme own or control), directly or indirectly, ten per cent or more of the share capital or voting rights of Banco Santander.

Any A&L Shareholders who do not fall within the above description of a "Qualifying Shareholder" or who are in any doubt as to their taxation position or obligations should consult their own professional advisers immediately.

A holder of Banco Santander CDIs (including all former Certificated Holders whose Banco Santander CDIs are held through the corporate nominee facility described in Section 9(b)(ii) of this Part 3) will be treated for Spanish tax purposes as the holder of New Banco Santander Shares.

### (a) *Spanish tax consequences of the Scheme*

No charge to Spanish tax (including Spanish transfer tax or value added tax) will arise to A&L Shareholders in respect of the cancellation of their A&L Shares or the receipt by them of the New Banco Santander Shares issued by Banco Santander.

If a Qualifying Shareholder receives a cash payment in respect of a fractional entitlement to one-third or two-thirds of a New Banco Santander Share, and the cash payment exceeds the value attributed to one or two A&L Shares (as the case may be) under the Scheme, that Qualifying Shareholder will be treated as realising a capital gain on a Spanish asset, with the resultant reporting obligations described in Section 17(c) of this Part 3. For the avoidance of doubt, this paragraph will not affect a Qualifying Shareholder who, at the Scheme Record Time, holds a number of A&L Shares which is an exact multiple of three (including a Qualifying Shareholder who, at his discretion, sells one or two A&L Shares before the Effective Date such that the number of A&L Shares held by that Qualifying Shareholder at the Scheme Record Time will be divisible by three).

### (b) *Dividends on New Banco Santander Shares*

As a general rule, dividends paid on New Banco Santander Shares to a Qualifying Shareholder will be subject to Spanish withholding tax on the gross amount of the dividend, currently at a rate of 18

per cent. Notwithstanding the above, the following exemptions or reduced rates may be applicable under Spanish tax law:

(i) dividends and similar sources of income distributed by Spanish companies to a Qualifying Shareholder who is an individual will be exempt from Spanish tax up to an annual amount of €1,500 for all of his/her Spanish sourced dividend income. However, Spanish withholding tax will nevertheless be required to be deducted from the gross amount of the dividends, and Qualifying Shareholders claiming this exemption will have to seek a refund of such withholding taxes from the Spanish tax authorities as described below. The current practice of the Spanish tax authorities is that such refund cannot be claimed until after the end of the calendar year in which the dividends are paid;

(ii) Qualifying Shareholders will be entitled to the benefits of the UK-Spain Treaty. Such Qualifying Shareholders may benefit from a 15 per cent reduced rate of withholding tax on the gross amount of the dividend, subject to providing the depositary of the New Banco Santander Shares with evidence of the tax residence of the Qualifying Shareholder in a timely manner by means of a certificate of tax residence duly issued by HMRC or providing Banco Santander with the equivalent document "EE-RU REDUCCIÓN" (available in both English and Spanish from the Spanish tax authority or HMRC) with such document being duly validated by HMRC. For Spanish tax purposes, such certificate or equivalent document is valid for one year from the date it is issued. However, we understand that the depositaries and the corporate nominees of the New Banco Santander Shares and New Banco Santander CDIs do not currently operate procedures under which individuals can deliver a certificate of UK tax residence to them. Qualifying Shareholders who do not provide the required documentation within the applicable time limits may alternatively be able to obtain a refund of the three per cent difference between the domestic and UK-Spain Treaty withholding tax rates, as discussed in the paragraph below.

As regards refunds of any Spanish withholding tax on dividends and similar sources of income distributed to Qualifying Shareholders, under legislation currently in force, the Qualifying Shareholder would be required to file (i) the applicable Spanish tax return (currently, Form 210), (ii) a valid certificate of tax residence issued by HMRC (or in case of a refund of the three per cent difference between the Spanish domestic withholding tax rate and the UK-Spain treaty rate of withholding tax, the equivalent document "EE-RU DEVOLUCIÓN" (also available in both English and Spanish from the Spanish tax authority or HMRC) with such document being duly validated by HMRC and (iii) a certificate from Banco Santander stating that Spanish tax was withheld with respect to such Qualifying Shareholder (i.e., the relevant dividend statement). A refund claim must be filed within four years of the date on which the withholding tax was collected by the Spanish tax authorities. You are advised to consult your own tax adviser regarding refund procedures and any UK tax implications of refund procedures.

Subject to certain limitations, credit for Spanish withholding tax on any dividend should generally be available under United Kingdom tax law against any United Kingdom income tax or corporation tax to which the holder of the New Banco Santander Shares is liable in respect of such dividend, with a credit covering a maximum of 15 per cent of the gross dividend (see further Section 16(b) of this Part 3).

A&L Shareholders will not be required to file a Spanish tax return in respect of dividends received on the New Banco Santander Shares from which tax is withheld as described in the preceding paragraphs.

(c) ***Disposals of New Banco Santander Shares***

No charge to Spanish tax will arise to a Qualifying Shareholder on a disposal of New Banco Santander Shares provided that the relevant formalities set out below are complied with. No liability to Spanish transfer tax or value added tax will arise in respect of any transfer of the New Banco Santander Shares.

Any Qualifying Shareholder who disposes of New Banco Santander Shares by way of sale or gift and realises a capital gain on that disposal is required by Spanish law to file a tax return (Form 210) with

the Spanish tax authority (*Agencia Estatal de Administración Tributaria*) within one month of the date of disposal declaring the gain made on the disposal. For the purpose of calculating the capital gain, the acquisition price of each New Banco Santander Share should be the value attributed to three A&L Shares under the Scheme. In the case of a sale or gift, the disposal proceeds are normally the listed price of the shares (but special rules may apply in certain circumstances). Capital gains and losses will be calculated separately for each transaction. It is not possible to offset losses against capital gains.

In order for a Qualifying Shareholder to benefit from the exemption from Spanish tax in relation to the gain on the disposal provided in the UK-Spain Treaty, the tax return filed with the Spanish tax authority must be accompanied by a certificate obtained from HMRC stating that, to the best of their knowledge, the relevant A&L Shareholder is tax resident in the United Kingdom for the purposes of the UK – Spain Treaty. For Spanish tax purposes, such certificates are valid for one year from the date on which they are issued.

The Form 210 may be downloaded from the "*Modelos y Formularios*" section of the Spanish tax authority's website at www.aeat.es. The A&L Shareholder's tax representative in Spain (if any) is also entitled to carry out the filing on behalf of the A&L Shareholder.

Banco Santander's website for UK shareholders at www.santandershareholder.co.uk contains, for information purposes only, guidance in English on how to obtain and complete Form 210 together with a translation of Form 210 into English.

(d) ***Spanish Wealth Tax***

Qualifying Shareholders will not be subject to Spanish Wealth Tax on their holding of New Banco Santander Shares.

(e) ***Spanish Inheritance and Gift Tax***

Transfers of New Banco Santander Shares on death to a beneficiary who is an individual may be subject to Spanish Inheritance and Gift Tax, depending on the circumstances of the beneficiary.

Generally, where the beneficiary is the spouse, child, adopted child, grandchild, parent or grandparent of the deceased, a transfer on death will be exempt from Spanish Inheritance and Gift Tax provided that the value of the New Banco Santander Shares together with any other Spanish assets inherited by that beneficiary from the deceased, does not exceed €15,956. This threshold may be increased in the case of certain beneficiaries under the age of 21. To the extent that the threshold is exceeded, Spanish Inheritance and Gift Tax will be chargeable at progressive rates ranging from 7.65 per cent to 34 per cent (depending on the total value of Spanish assets transferred to that beneficiary) on the excess. A higher effective tax rate may apply if, at the time of such transfer, the beneficiary owns assets subject to Spanish Wealth Tax worth over €402,678 (excluding the New Banco Santander Shares being transferred). Where the beneficiary is resident in the United Kingdom for the purposes of the UK – Spain Treaty, the beneficiary's assets which are subject to Spanish Wealth Tax will generally be limited to real estate located in Spain and assets attributable to a Spanish permanent establishment.

Where the beneficiary is within one of a number of other classes of relative specified by Spanish law, the relevant threshold is €7,993. For other beneficiaries there is no exempt amount. In each such case higher effective rates of tax may be payable depending on the relationship between the beneficiary and the deceased and the value of Spanish assets owned by the beneficiary.

A transfer of New Banco Santander Shares by way of gift to a beneficiary who is an individual is subject to Spanish Inheritance and Gift Tax in the same manner as it would be if it were a transfer on death, save that there are no applicable thresholds for which transfers do not attract tax for the recipient.

A transfer of New Banco Santander Shares on death or by gift to a company which is resident in the United Kingdom for the purposes of the UK – Spain Treaty, and which does not have a permanent establishment in Spain with which the New Banco Santander Shares are connected, will not be subject

to Spanish Inheritance and Gift Tax for the recipient. However, the recipient would have to comply with the Spanish tax formalities set out in (c) above of this Section 17, i.e. they would be required by Spanish law to file a tax return (Form 210) with the Spanish tax authority (*Agencia Estatal de Administración Tributaria*) within one month of the transfer, accompanied by a certificate of UK tax residence obtained from HMRC.

A beneficiary of New Banco Santander Shares transferred on death will be required to report such transfer within six months of the date of death in accordance with the applicable formalities under Spanish law, which will involve the submission of certain documentation to the Spanish tax authority (*Agencia Estatal de Administración Tributaria*). The beneficiary will be required to appoint a representative in Spain for the purposes of administering this tax.

A recipient of New Banco Santander Shares transferred by way of gift will be required to comply with similar formalities to those described in the previous paragraph under Spanish law within one month of the date of the gift.

Where a transfer of New Banco Santander Shares gives rise to a charge to Spanish Inheritance and Gift Tax, under United Kingdom tax law the amount of Spanish tax paid can generally be offset against the amount of UK inheritance tax (if any) which is attributable to the value of those shares (see further Section 16(c)(iii) of this Part 3).

(f) ***Spanish Transfer Tax and VAT***

Subscription, acquisition and transfers of New Banco Santander Shares are exempt from Transfer Tax and Value Added Tax for holders of New Banco Santander Shares. Additionally, no stamp duty or registration tax is levied on holders of New Banco Santander Shares as a result of such subscription, acquisition and transfers.

No liability to Spanish transfer tax will arise in respect of the paperless transfer of a Banco Santander CDI within CREST, or in respect of any other transfer of an interest in the New Banco Santander Shares in dematerialised form, for example by way of book entry transfer through the Iberclear system.

(g) ***Compliance***

In certain circumstances, the Spanish tax authorities can impose penalties for failure to comply with the Spanish tax requirements referred to in Sections 17(c) and 17(e) above. Such penalties may in certain cases be based on the amount of tax payable. Failure to file Form 210 as described in Section 17(c) can give rise to a €100 fine, which may increase to €200 if Form 210 is not filed before a demand has been issued by the Spanish tax authority.

(h) ***UK tax residence certificates***

HMRC are, in principle, willing to provide UK tax residence certificates to A&L Shareholders who can demonstrate that they are UK tax resident. Details of the current process for applying to HMRC for residence certificates will be posted on Banco Santander's website for UK shareholders.

Discussions are taking place between Banco Santander and HMRC as to the process by which individual and corporate Banco Santander Shareholders can apply to HMRC for UK tax residence certificates, with a view to ensuring that each application can be processed as efficiently as possible. If any simplified application process is agreed with HMRC, details of that process will be posted on Banco Santander's website for UK shareholders.

## 18. Overseas shareholders

The implications of the Acquisition for persons resident in, or citizens of, jurisdictions outside the United Kingdom ("**Overseas Shareholders**") may be affected by the laws of the relevant jurisdiction. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself or herself as to the full observance of the

laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where Banco Santander is advised that the delivery of New Banco Santander Shares would or may infringe the laws of any jurisdiction outside the United Kingdom, the United States or Spain or would or may require Banco Santander to comply with an impossible or unduly onerous requirement, or Banco Santander considers that to determine the same is not possible or is a matter which Banco Santander regards as unduly onerous or disproportionate given the number of A&L Shareholders resident in that jurisdiction (any such jurisdiction, a "**Relevant Overseas Jurisdiction**"), the Scheme provides that such New Banco Santander Shares may, at the discretion of Banco Santander, either (i) be delivered to a nominee and then sold or (ii) delivered to the relevant Overseas Shareholder and sold on his or her behalf, in each case with the net proceeds of sale being remitted to the Overseas Shareholder. Any such proceeds shall be remitted by way of cheque to the relevant Overseas Shareholder within 14 days of the Effective Date.

If an Overseas Shareholder (other than those which are prohibited by law from receiving New Banco Santander Shares) receives a cash payment as set out in the paragraph above, and that cash payment exceeds the acquisition price of the New Banco Santander Shares to which that Overseas Shareholder would have been entitled, that Overseas Shareholder will be treated as realising a capital gain on a Spanish asset. In addition, if an Overseas Shareholder who receives New Banco Santander Shares also receives a cash payment in respect of a fractional entitlement to one-third or two-thirds of a New Banco Santander Share, and the cash payment exceeds the value attributed to one or two A&L Shares (as the case may be) under the Scheme, that Overseas Shareholder will be treated as realising a capital gain on a Spanish asset. An Overseas Shareholder who realises a capital gain on a Spanish asset may, subject to any available exemptions or reliefs under Spanish law, or under a double taxation treaty between Spain and the jurisdiction in which the Overseas Shareholder is resident for tax purposes, be subject to a liability to Spanish tax and to Spanish tax reporting obligations. **Any Overseas Shareholders who are in any doubt as to their taxation position or obligations should consult their own professional advisers immediately.**

Neither any A&L Shareholder nor any participant in A&L ShareSafe at the Scheme Record Time who is located in any Relevant Overseas Jurisdiction will receive a copy of this document or the accompanying documents. However, Alliance & Leicester ShareSafe Limited as (and to the extent that it is) an A&L Shareholder at the Scheme Record Time, will receive New Banco Santander CDIs on behalf of all participants in A&L ShareSafe at the Scheme Record Time (including those in any Relevant Overseas Jurisdiction) which will be held pursuant to the A&L ShareSafe corporate nominee facility on behalf of such participants. Each such participant in A&L ShareSafe will receive a statement of entitlement detailing the number of New Banco Santander CDIs held on its behalf. An A&L Shareholder at the Scheme Record Time who is also an A&L ShareSafe participant at the Scheme Record Time and has a registered address in any Relevant Overseas Jurisdiction will, accordingly, receive New Banco Santander CDIs (held by Alliance & Leicester ShareSafe Limited on its behalf) in respect of its A&L Shares held in A&L ShareSafe at the Scheme Record Time and will receive the net proceeds of sale of the New Banco Santander Shares to which it is entitled as a former A&L Shareholder pursuant to the terms of the Scheme.

This document and the accompanying documents have been prepared for the purpose of complying with English law, the City Code and the applicable rules of the UK Listing Authority and the London Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom. This document and the Conditions and further terms set out in this document are governed by English law and are subject to the jurisdiction of the English courts save for the Subscription Agreement set out in Appendix A to this Part 3, which is governed by Spanish law but subject to the jurisdiction of the English courts.

This document will be registered by the CNMV as a document equivalent to a Spanish Prospectus before the Effective Date in accordance with Spanish law.

A&L Shareholders should be aware that fluctuations in foreign exchange rates may affect the value of their investment if the currency of their jurisdiction is different to that in which their investment is denominated.

(a) ***Argentina***

The New Banco Santander Shares will not be offered, sold, placed, re-sold or replaced in Argentina through any type of transaction that may constitute a public offering of securities pursuant to Argentine law. Therefore, neither this document nor any other material in respect of the New Banco Santander Shares, has been, or will be, registered with, or under the supervision of, the Comisión Nacional de Valores and/or any other Argentine regulator. This arrangement does not constitute a public offering of securities within the scope of Argentine Public Offering Law No 17,811, as amended and supplemented, nor under any other Argentine regulation. This document and other materials relating to the New Banco Santander Shares are being supplied only to A&L Shareholders under the Scheme and are being supplied to such A&L Shareholders directly from A&L. The distribution of this document in Argentina is restricted by law and therefore persons into whose possession this document comes should, before forwarding or introducing it to Argentina, inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions will constitute a violation of the securities laws of Argentina.

(b) ***Australia***

This document is not an Australian law compliant prospectus and has not been, and will not be, lodged with the Australian Securities and Investments Commission. The information disclosed in this document may not be the same as that which would have been disclosed if this document has been prepared in accordance with Australian law. New Banco Santander Shares issued in connection with the Scheme may not be offered for sale in Australia for at least 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of Australia's Corporations Act 2001 or unless a compliant disclosure document is produced.

(c) ***Austria***

Neither this document nor any part hereof constitutes an offer of, or an invitation by, or on behalf of, A&L or Banco Santander to subscribe for or purchase any of the New Banco Santander Shares in Austria. The New Banco Santander Shares may not be advertised, offered or sold, directly or indirectly, in Austria or to, or for the benefit of, any resident of Austria (including Austrian corporations) or to any persons for reoffering or resale, directly or indirectly, in Austria or to any resident of Austria, and neither this document nor any part hereof nor any form of application, advertisement or other information may be issued, distributed or published in Austria, as no prospectus pursuant to the Prospectus Directive (Directive 2003/71/EC) as implemented in Austria by the Austrian Capital Markets Act (*Kapitalmarktgesetz – KMG*) has been or will be approved by the Austrian Financial Market Authority (*Finanzmarktaufsicht*) or has been or will be passported into Austria. The New Banco Santander Shares may only be (re)sold or transferred in Austria or to any resident of Austria in accordance with the provisions of the Austrian Capital Markets Act and any other laws applicable in Austria governing the issue, (re)sale and offering of securities.

(d) ***Cayman Islands***

No offering of shares is being made via the internet to any member of the public in the Cayman Islands, and no such person should download this document from within the Cayman Islands.

(e) ***France***

Nothing in this document, nor anything communicated to A&L Shareholders or potential holders of New Banco Santander Shares by A&L or Banco Santander, constitutes a public offering of financial instruments within the meaning of Article L.411-1 of the *Code monétaire et financier*. Therefore, neither this document nor anything communicated to A&L Shareholders or potential holders of New Banco Santander Shares by A&L or Banco Santander, has been submitted to the *Autorité des marchés financiers* for prior approval and clearance procedure.

(f) ***Germany***

This document, the notices convening the Court Meeting and the A&L EGM and any accompanying or related documents, may not be mailed, distributed, disseminated or otherwise disclosed to any persons in the Federal Republic of Germany.

(g) ***Israel***

This document does not constitute an offering to the public in Israel within the meaning of Israel's Securities Law, 5728-1968. Neither A&L nor Banco Santander will make an offer (i) to the public in Israel within the meaning of Israel's Securities Law, 5728-1968; and (ii) to more than 35 persons resident in Israel that are not "institutional investors" of the type specified in the First Appendix to Israel's Securities Law, 5728-1968. Israeli shareholders should consult their own legal and tax advisers with respect to the tax consequences of the Scheme in their particular circumstances.

(h) ***Italy***

The Scheme has not been notified to CONSOB (*Commissione Nazionale per le Società e la Borsa*) pursuant to applicable Italian securities laws and implementing regulations. Absent of such notification, no public offer can be carried out in the Republic of Italy. This document, and its accompanying documents, have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy, other than the A&L Shareholders residing therein. In accordance with Article 1, first paragraph letter (v) and article 100, paragraph 1 letter (c) of the *Testo Unico della Finanza* and Article 33 of CONSOB Regulation no. 11971/1999, this document and its accompanying documents may be exclusively sent to the A&L Shareholders residing in Italy since the value of the aggregate shareholdings in A&L of the A&L Shareholders residing in Italy is below the threshold of €2,500,000 as conclusively established by A&L. No other form of solicitation has been, and can be, carried out in the Republic of Italy. This document, and any other document relating to the Scheme, may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or person or entity in the Republic of Italy, other than the A&L Shareholders residing in Italy, to whom the relevant documentation will be delivered individually.

(i) ***Jersey***

Nothing in this document, nor anything communicated to A&L Shareholders or potential holders of New Banco Santander Shares by A&L or Banco Santander is intended to constitute or should be construed as advice on the merits of the Scheme or the exercise of any rights under the Scheme for the purposes of the Financial Services (Jersey) Law 1998, as amended.

(j) ***Luxembourg***

In Luxembourg this document will only be distributed by A&L directly to each A&L Shareholder at the registered address of such A&L Shareholder in circumstances that do not constitute a public offer of securities under the laws of Luxembourg. This document may not be duplicated or shown or transmitted to any other person in Luxembourg (except to a professional adviser of an A&L Shareholder acting in that capacity).

(k) ***Malaysia***

This document does not constitute an offer or invitation to persons in Malaysia in relation to New Banco Santander Shares. No approval of the Securities Commission of Malaysia is, or will be, obtained for the issue of the New Banco Santander Shares and this document will not be registered with the Securities Commission of Malaysia as a prospectus. This document, the notices convening the Court Meeting and the A&L EGM and any accompanying or related documents may not be mailed, distributed, disseminated or otherwise disclosed to any persons in Malaysia.

(l) ***Malta***

The information contained herein does not require any approval as an investment advertisement under the Malta Investment Services Act, Chapter 370 of the Laws of Malta as it is contained in a publication circulated principally outside Malta. Furthermore, the information contained herein does not constitute an offer of securities to the public under the Malta Companies Act, Chapter 386 of the Laws of Malta.

(m) ***Mexico***

The securities involved in the scheme have not been and will not be registered in the National Securities Registry (*Registro Nacional de Valores*) maintained by the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*) and, thus, may not be offered or sold publicly in Mexico.

(n) ***New Zealand***

This document is not a New Zealand prospectus or an investment statement and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Securities Act 1978 (or any other relevant New Zealand law). This document may not contain all the information that an investment statement or prospectus under New Zealand law is required to contain. Securities are offered to the public of New Zealand under this document in reliance on the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand).

(o) ***Other EU jurisdictions***

This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase shares nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or commitment whatsoever for such shares. This document does not comprise a prospectus within the meaning of article 3 of Directive 2003/71/EC.

(p) ***Portugal***

No prospectus or equivalent document has been or will be registered, approved or passported into Portugal in respect of the Scheme and therefore the New Banco Santander Shares may not be or caused to be offered, marketed or distributed in Portugal and this document may not be distributed, disseminated or addressed to Portuguese resident investors in circumstances which would constitute an offer of securities to the public under the Portuguese Securities Code.

(q) ***Singapore***

The issue of the New Banco Santander Shares pursuant to the Scheme will be made in reliance on the exemption under Section 273(1)(c) of the Securities and Futures Act (Chapter 289) of Singapore. That issue will not be made in or accompanied by a prospectus that is registered by the Monetary Authority of Singapore.

(r) ***Spain***

This document will be registered by the CNMV as a document equivalent to a Spanish prospectus before the Effective Date in accordance with Spanish law.

Any person who attempts to own or control, directly or indirectly, 5 per cent or more of the share capital or voting rights of Banco Santander or otherwise has a significant influence over Banco Santander is required to obtain a clearance from the Bank of Spain under Spanish law and any person who attempts to own or control, directly or indirectly, certain amounts of the share capital and/or voting rights of Banco Santander may be subject to additional restrictions or obligations (including disclosure of interests) established by Spanish securities and tender offer regulations. If you believe these Spanish provisions may be applicable to you, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000, or from an appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom. Further information on clearances and disclosure of interests required is set out in Sections 1(f), 1(n) and 2(t) of Part 9 (*Information on the Banco Santander Shares*) of this document.

(s) ***United Arab Emirates***

The New Banco Santander Shares have not been and are not being sold, subscribed for, transferred or delivered in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the sale, subscription for, transfer and delivery of securities. Neither the New

Banco Santander Shares nor this document have been or will be registered with, or licensed or approved by, the UAE Central Bank, the Emirates Securities and Commodities Authority, the Dubai Financial Services Authority or any other regulatory authority in the United Arab Emirates.

(t) ***United States of America***

The New Banco Santander Shares have not been and will not be registered under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. For the purpose of establishing this exemption from the registration requirements of the Securities Act, A&L will advise the Court at the Scheme Court Hearing that its sanctioning of the Scheme will be relied upon by A&L and Banco Santander for such purpose as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme for A&L Shareholders, at which hearing all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme. The New Banco Santander Shares will not be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and may be immediately resold without restriction under the Securities Act by former holders of A&L Shares who are not affiliates of Banco Santander and have not been affiliates of Banco Santander within 90 days prior to the issuance of New Banco Santander Shares under the Scheme. Thereafter, a former holder of A&L Shares may resell without restriction under the Securities Act New Banco Santander Shares issued under the Scheme, unless such person is an affiliate of Banco Santander at the time of such resale, or was an affiliate of Banco Santander within 90 days prior to such resale.

Under U.S. federal securities laws, an A&L Shareholder who is an affiliate of Banco Santander at the time or within 90 days prior to any resale of New Banco Santander Shares received under the Scheme will be subject to certain U.S. transfer restrictions relating to such shares. Such New Banco Santander Shares may not be sold without registration under the Securities Act, except pursuant to any available exemptions from the registration requirements or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resales outside of the U.S. pursuant to Regulation S under the Securities Act). Whether a person is an affiliate of Banco Santander for such purposes depends on the circumstances, but affiliates could include certain officers and directors and significant shareholders. An A&L Shareholder who believes that he or she may be an affiliate of Banco Santander should consult his or her own legal advisers prior to any sales of New Banco Santander Shares received pursuant to the Scheme.

## 19. A&L Sterling Preference Shares

The terms and conditions of the A&L Sterling Preference Shares will not be affected by the Acquisition or the Scheme.

## 20. Further information

The terms of the Scheme are set out in full in Part 12 (*The Scheme of Arrangement*) of this document. Your attention is also drawn to the further information contained in this document which forms part of this explanatory statement.

Yours faithfully,

Tim Wise
For and on behalf of
JPMorgan Cazenove Limited

Yours faithfully,

Jason Windsor
For and on behalf of
Morgan Stanley & Co. Limited

Yours faithfully,

Anthony Salz
For and on behalf of
N M Rothschild & Sons Limited

# APPENDIX A TO PART 3 *(EXPLANATORY STATEMENT)*

**SUBSCRIPTION AGREEMENT**

**SHARE SUBSCRIPTION AGREEMENT**

**between**

**BANCO SANTANDER, S.A.**

**the A&L SHAREHOLDERS (as defined below)**

**and**

**EC Nominees Limited**

**[London], [Effective Date] 2008**

In [London], on [insert Effective Date], 2008

## THE PARTIES

I. On the one side, Banco Santander, S.A., incorporated under the laws of Spain, with registered office at Paseo de Pereda 9-12, Santander 39004, Spain, and Spanish tax identification number (CIF) is A-39.000.013 ("Banco Santander").

Banco Santander is duly represented by [•], by virtue of [•].

II. On the other side, the A&L Shareholders (as defined in Clause 1 below).

The A&L Shareholders are duly represented by [•], appointed pursuant to and upon the Scheme (as defined in Clause 1) becoming effective in accordance with Paragraph 1 of the Scheme.

III. On the third side, EC Nominees Limited ("EC Nominees"), incorporated in England and Wales with registered number 2020401 and having its registered office at Watling House, 33 Cannon Street, London EC4M 5SB.

EC Nominees is duly represented by [•], by virtue of [•].

## WHEREAS

I. Banco Santander and A&L (as defined in Clause 1 below) have reached an agreement on the terms of an acquisition by Banco Santander of A&L, which is to be implemented by way of the Scheme (as defined in Clause 1 below).

II. In a general shareholders meeting held on [•] 2008, Banco Santander has approved the issuance of the New Banco Santander Shares (as defined in Clause 1 below), which are to be issued and allocated to EC Nominees on behalf of the A&L Shareholders through the settlement procedure established herein. The issuance of the New Banco Santander Shares has received all applicable regulatory approvals and clearances.

III. In accordance with Paragraph 1 of the Scheme, [•] has been appointed to execute this subscription agreement (governed by Spanish law) for the New Banco Santander Shares (as defined in Clause 1 below) on behalf of the A&L Shareholders.

IV. The Scheme has been fully implemented on the date hereof.

Now, therefore, Banco Santander, the A&L Shareholders and EC Nominees enter into this Subscription Agreement, which shall be governed by the following:

## CLAUSES

### 1. Definitions

**"A&L"** means Alliance & Leicester plc, incorporated in England and Wales with registered number 3263713 and having its registered office at Carlton Park, Narborough, Leicester, LE19 0AL;

**"A&L Articles"** means the articles of association of A&L in force from time to time;

**"A&L EGM"** means the extraordinary general meeting of the Holders of A&L Shares convened in connection with the Scheme, and any adjournment thereof;

**"A&L Shareholders"** means Holders of Scheme Shares at the Scheme Record Time, and "A&L Shareholder" means any one of them;

**"A&L Shares"** means the ordinary shares of 50 pence each in the capital of A&L, and "A&L Share" means any one of them;

**"Acquisition"** means the acquisition by Banco Santander of A&L, by means of the Scheme;

**"Banco Santander"** means Banco Santander, S.A.;

**"Banco Santander Shares"** means shares of €0.50 each in the capital of Banco Santander, and "Banco Santander Share" means any one of them;

**"Business Day"** means a day (excluding Saturdays, Sundays and public holidays in the United Kingdom or Spain) on which banks are generally open for business in London and Madrid, or either as specified;

**"CDI"** means a CREST depository interest representing an entitlement to a share, general details of CREST depository interests being contained in the CREST International Manual (July 2008);

**"Companies Act"** means the United Kingdom Companies Act 2006, as amended;

**"Court"** means the High Court of Justice in England and Wales;

**"Court Meeting"** means the meeting of the Holders of A&L Shares as convened by order of the Court under section 896 of the Companies Act, and any adjournment thereof;

**"CREST"** means a relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK & Ireland is operator (as defined in the CREST Regulations);

**"Crest International Manual"** means the CREST international manual which forms part of the CREST Manual;

"**CREST Manual**" means the CREST manual issued by Euroclear UK & Ireland in July 2008, as amended from time to time;

**"CREST Regulations"** means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

**"Effective Date"** means the date on which the Scheme becomes effective in accordance with its terms, which is the date hereof;

**"Euroclear"** means Euroclear Bank S.A./N.V., as operator of the Euroclear system;

**"Euroclear UK & Ireland"** means Euroclear UK & Ireland Limited (previously CRESTCo Limited);

**"Holder"** means a registered holder;

**"Iberclear"** means the Spanish clearance and settlement system of that name through which holdings of, and trades in, Banco Santander Shares are, and the New Banco Santander Shares will be, cleared and settled;

**"New A&L Shares"** means the new ordinary shares of 50 pence each in the capital of A&L to be issued pursuant to the Scheme;

**"New Banco Santander Shares"** means the Banco Santander Shares to be issued and credited as fully paid pursuant to the terms of the Acquisition;

**"Scheme"** means the scheme of arrangement under Part 26 of the Companies Act between A&L and the A&L Shareholders with or subject to any modification thereof or in addition thereto or condition agreed by A&L and Banco Santander and which the Court may think fit to approve or impose;

**"Scheme Record Time"** means 4.30 p.m. London time on the Effective Date;

**"Scheme Shares"** means the A&L Shares:

(i) in issue at the date of the Scheme;

(ii) (if any) issued after the date of the Scheme and prior to the Voting Record Time; and

(iii) (if any) issued at or after the Voting Record Time but on or before the Scheme Record Time, on terms that the original or any subsequent Holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the A&L Articles to be adopted at the

A&L EGM, in respect of which the Holder thereof shall have agreed in writing to be bound by the Scheme;

**"Subscription Agreement"** means this agreement; and

**"Voting Record Time"** means the time fixed by the Court and A&L for determining the entitlement to vote, respectively, at the Court Meeting and A&L EGM as set out in the notices thereof.

**2. Subscription**

EC Nominees hereby subscribes, on behalf of the A&L Shareholders, for the New Banco Santander Shares.

**3. Consideration**

The A&L Shareholders, Banco Santander and EC Nominees agree that the cancellation of the Scheme Shares on terms that the reserves arising on cancellation of such shares is applied in paying up the New A&L Shares issued to Banco Santander satisfies the consideration for the New Banco Santander Shares.

**4. Execution of Banco Santander share capital increase**

Banco Santander will issue and allocate the New Banco Santander Shares to EC Nominees on behalf of the A&L Shareholders on the date hereof immediately after the signing of this Subscription Agreement.

**5. Settlement**

In respect of the issuance and allocation to it of the New Banco Santander Shares, EC Nominees will be registered with Santander Investment, S.A., as participating entity of Iberclear, as the holder of the New Banco Santander Shares. EC Nominees shall hold the interest in the New Banco Santander Shares issued to EC Nominees on the date hereof on trust (as bare trustee under English law) for Euroclear, which shall credit that interest for the account of CREST Depository Limited's nominee, CREST International Nominees (Belgium) Limited, in Euroclear so that the A&L Shareholders receive entitlements in respect of the New Banco Santander Shares through CDIs issued by CREST Depository Limited, which will hold said interest in the New Banco Santander Shares in accordance with the CREST International Manual and as bare trustee for such A&L Shareholders under English law, all in accordance with the arrangements referred to in Section 9 of Part 3 (*Explanatory Statement*) of the document sent to A&L Shareholders and containing the Scheme.

**6. Governing Law**

This Subscription Agreement shall be governed by Spanish law.

**7. Jurisdiction**

The English courts shall have exclusive jurisdiction in relation to any dispute arising in respect of this Subscription Agreement.

As an expression of their consent, the parties initialise every page and sign at the bottom of the three (3) copies of this Agreement, at the place and on the date indicated above.

| | |
|---|---|
| BANCO SANTANDER, S.A. | The A&L SHAREHOLDERS |
| Mr. [•]<br>[•] | Mr. [•]<br>[•] |

EC NOMINEES LIMITED

Mr. [•]
[•]

# PART 4

# INFORMATION ON BANCO SANTANDER

## 1. Information on Banco Santander

Banco Santander is the holding company of a group of banking and financial companies that operates through a network of offices and subsidiaries across Spain and other European (including the United Kingdom, Austria, the Czech Republic, Germany, Hungary, Italy, Portugal and Norway) and Latin American countries. As at 31 December 2007, the Banco Santander Group was the largest banking group in the Euro zone by market capitalisation, with a stock market capitalisation of Euro 92.5 billion, stockholders' equity of Euro 51.9 billion and total assets of Euro 912.9 billion. The Banco Santander Group had an additional Euro 151.0 billion in mutual funds (excluding assets under management related to insurance savings products), pension funds and other assets under management at that date. For the financial year ended 31 December 2007, the Banco Santander Group reported net attributable income of Euro 9.1 billion. At that date, it employed approximately 131,819 people and had approximately 11,178 branches and some 65.1 million customers worldwide.

Founded in 1857, Banco Santander has developed as a leading financial services group both in Spain and internationally. In Latin America, Banco Santander is the leading banking franchise with majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Puerto Rico, Peru, Uruguay and Venezuela. As of 31 December 2007, the Banco Santander Group managed a commercial banking business in Latin America with 65,628 employees and 4,498 branches. The Banco Santander Group also owns the third largest financial group in Portugal, as well as Santander Consumer Finance, one of the largest consumer finance franchises in Germany, Italy and other European countries.

The Banco Santander Group has three main business areas where its commercial banking activity is complemented by global businesses: retail banking, wholesale banking (which includes its investment banking and treasury businesses) and asset management and insurance.

Retail banking (approximately 80 per cent of the Banco Santander Group's profits in 2007 before financial management and holdings) covers the banking activities of the different networks and specialised units in Continental Europe (including four units: Banco Santander Network, Banesto, European Consumer Finance and Portugal), Latin America (including the activities in Latin America conducted through Banco Santander's subsidiary banks and finance companies) and the United Kingdom, where Santander principally operates under the name Abbey, through Abbey National plc.

Global wholesale banking (approximately 16 per cent of the Banco Santander Group's profits in 2007 before financial management and holdings) covers its global transaction banking, global investment banking and markets businesses.

Asset management and insurance accounted for approximately 4 per cent of the Banco Santander Group's profits in 2007 before financial management and holdings. Asset management includes pension and mutual funds and bancassurance.

Further information on Banco Santander is set out in Part 10 (*Additional Information*) of this document.

## 2. Background to, and Banco Santander's reasons for, the Acquisition

*Strategic rationale for A&L shareholders*

A&L operates in two main business segments being Retail and Commercial Banking. A&L's strategy is to continue to enhance its position as one of the UK's leading broad-service banks. Abbey has complementary business operations which, when combined with A&L, would enhance the competitive positioning of the products and services offered by the Banco Santander Group, benefiting customers.

A&L's shareholders, customers, employees and other stakeholders will also gain from the benefits of being part of a larger, more diversified banking group. Based on the Closing Price of €11.23 per Banco Santander Share on 11 July 2008 (the last trading day prior to the commencement of the Offer Period), Banco Santander is paying a 36.4 per cent premium to the Closing Price of an A&L Share of 219.5 pence per A&L Share on 11 July 2008 (the last trading day prior to the commencement of the Offer Period). Taking into

account the interim dividend, the total value is 317 pence per A&L Share and represents a premium of 44.6 per cent to such Closing Price. In addition, being part of the enlarged Banco Santander Group should, over time, enable A&L's cost of funding to be reduced from the current high levels. The combined group should also benefit from increased efficiency.

The attention of A&L Shareholders is drawn to Section 4 (*Reasons for recommendation of the Acquisition*) of Part 2 (*Letter from the Acting Chairman of Alliance & Leicester plc*) of this document.

*Strategic rationale for Banco Santander*

Banco Santander has a "vertical strategy" in each of the markets in which it is present. This requires Banco Santander to be a significant local player and achieve sizeable market share. Owning A&L and Abbey will increase critical mass for the Banco Santander Group in the UK market and accelerate its stated aims in the UK to increase its branches by 300 and expand its small and medium enterprise (SME) operations.

The combined business will have 959 branches, which will represent a share of 7.6 per cent in the UK market. It is also expected to have combined market shares in the UK in personal current accounts of 10.0 per cent by stock and 10.5 per cent by new business; in savings of 10.0 per cent by stock and 7.2 per cent by new business; and in unsecured personal loans of 6.0 per cent by stock and 4.7 per cent by new business. The acquisition will allow Banco Santander to accelerate its UK branch network expansion plans and increase its retail banking presence in areas where Abbey has lower branch footprint such as the Midlands.

A&L currently has a network of 20 business centres in Great Britain and Northern Ireland. A combination of Abbey with A&L will lead to significant increases in Abbey's number of active business customers and accelerates Banco Santander's aim, through Abbey, to expand its SME operations and increasingly compete with the 'big four' incumbent banks for the UK's mid-corporate banking business. The planned expansion in the SME market also enables Banco Santander to make further progress in transforming Abbey into a full service commercial UK bank.

Analysis of A&L's operating expenses compared to Abbey suggests that there are opportunities to achieve savings. Taking into account differences in business mix, Banco Santander believes that there would be scope to reduce A&L's expenses by £30 million to £50 million on a standalone basis.

Banco Santander believes that it is possible to realise substantial benefits by transferring A&L's operations to Partenon, Banco Santander's proprietary IT platform, and integrating its back office functions with those of Abbey. The implementation of Partenon at Abbey is reaching its final stages and Banco Santander is now ready to integrate A&L's business. Banco Santander believes that this integration can be completed with low risk with substantial benefits for both shareholders and customers.

An analysis of potential efficiencies and integration benefits conducted by Banco Santander suggests that the acquisition of A&L will lead to annualised cost savings (including £30 million to £50 million of savings as referred to above) of more than £180 million (before tax) by the end of 2011. This figure has been calculated by Banco Santander management on the basis of their experience of prior transactions (including the acquisition of Abbey) and is based on existing costs, operating structures and business volumes and Banco Santander's proposed strategy for A&L following its acquisition.

## 3. Financial effects of the Acquisition, risks and mitigants

The Banco Santander Board believes that Banco Santander has the management capability, experience and track record to effectively manage the Acquisition of A&L. However, a number of potential risks in connection with the Acquisition have been identified by Banco Santander, including credit risk concentration and liquidity risk.

Banco Santander has developed detailed plans to mitigate these risks. Banco Santander has also, for the purposes of estimating the financial benefits of the Acquisition, assumed a higher level of credit impairments than is currently forecasted by research analysts.

Against this background and in current market conditions, Banco Santander will, if necessary, in accordance with Banco Santander policies allocate up to £1 billion capital to cover the potential risk and losses:

- Future adverse development in the treasury portfolio.

- Previous mark-to-market losses on AFS portfolio that have not been deducted from regulatory capital to date.
- Anticipated increased credit impairments through the cycle.
- Potential improvement of coverage ratios and other balance sheet strengthening if necessary.
- Potential restructuring charges associated with integration.

To address potential liquidity risks, Banco Santander intends to reduce the assets of the combined A&L and Abbey by between £20 billion to £30 billion over the course of two years. This will include running down the treasury portfolio over time. In estimating the financial benefits of the Acquisition, Banco Santander has taken into account the estimated impact on profitability of such deleveraging.

## 4. A&L Directors and employees

Banco Santander attaches significant importance to the skills and experience of the existing management and employees of the A&L Group.

Banco Santander has given assurances to the A&L Board that the existing employment rights, including pension rights, of all management and employees of the A&L Group will be fully safeguarded following completion of the Acquisition.

Banco Santander has confirmed to the A&L Board that its plans for the A&L Group do not involve any material change in the conditions of employment of A&L Group employees, nor are there currently any plans to change the principal locations of the A&L Group's business. In addition, Banco Santander has confirmed that there are currently no plans to make any material change to the conditions of employment of the employees in Banco Santander's UK businesses.

Banco Santander has stated that head count reduction will result from the integration of the back office functions with that of Abbey and its belief that it is possible to realise substantial benefits by transferring the A&L Group's operations to Partenon, its proprietary IT platform. Banco Santander has indicated that it will make every effort to achieve this reduction through natural attrition, avoiding redundancies, where possible.

As a means of aligning the interests of A&L Group employees and Banco Santander, each employee of the A&L Group (whether full-time or part-time) will receive an award of 100 free Banco Santander Shares following completion of the Acquisition, subject to Banco Santander obtaining the necessary shareholder, legal and regulatory approvals. It is proposed that the award will be made under an HMRC approved share incentive plan in order that the award of shares can be made in a tax-efficient manner and Banco Santander will seek the necessary shareholder approvals for this at the Banco Santander General Shareholders Meeting to be held in September 2008 to consider the Acquisition. A&L Group employees must be employed by the A&L Group on the date of the award to receive their 100 free Banco Santander Shares. Banco Santander estimates that, based on the Closing Price for a Banco Santander Share on the Bolsas de Valores on 8 August 2008 (the latest practicable date prior to the posting of this document), the provision of these free shares will be valued at approximately €9,190,279.

To further ensure stability through the regulatory process and provide continuity until such time as Banco Santander's strategy for A&L is fully evolved, it has been agreed with Banco Santander to put in place retention arrangements, conditional upon completion of the Acquisition, for certain key employees of A&L, including the executive directors of A&L. No decision has yet been made in relation to the roles of the non-executive directors of A&L.

Further details of the arrangements with executive directors of A&L are set out in Section 10 of Part 10 (*Additional Information*) of this document.

## 5. Current trading

In its interim audited results for the six month period ended on 30 June 2008, announced on 29 July 2008, Banco Santander reported, on a consolidated basis, net profit from operations of €6,088 million (2007: €5,260 million), net attributable income (including extraordinaries) of €4,730 million (2007: €4,458 million) and earnings per share of €0.710 (2007: €0.7143). A full copy of these audited interim results is set out in Part 7 (*Banco Santander Group Interim Financial Statements*) of this document.

# PART 5

# CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE ACQUISITION

1. The Acquisition is conditional upon the Scheme becoming effective by not later than 31 December 2008 or such later date (if any) as, subject to the City Code, A&L and Banco Santander may agree and, if required, the Court may allow.

2. The Scheme is conditional upon:

   (a) approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of A&L Shares (or the relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

   (b) the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the A&L EGM or any adjournment of that meeting; and

   (c) the sanction (with or without modification, but subject to each such modification being acceptable to Banco Santander, acting reasonably) of the Scheme and the confirmation of any reduction of capital involved therein by the Court and office copies of the Court Orders and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and in relation to the reduction of capital, being registered.

3. In addition, A&L and Banco Santander have agreed that, subject as stated in paragraph 4 below, the Acquisition is also conditional upon the following matters, and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

   (a) any resolutions of Banco Santander Shareholders required in connection with the proposed increase in Banco Santander's share capital required to issue the New Banco Santander Shares being passed at the Banco Santander General Shareholders Meeting or any adjournment of that meeting;

   (b) the approval by, and/or filing or registration with, the CNMV of the applicable documentation relating to the issue, offer and/or the subsequent listing on the Bolsas de Valores of the New Banco Santander Shares to be delivered in connection with the Acquisition (including any necessary prospectuses and supplement or additional information to such prospectuses) and any other documents the CNMV may require for any such approval, filing or registration (including the communication from the Bank of Spain regarding the no-objection to the capital increase);

   (c) the Financial Services Authority indicating pursuant to section 184(1) of FSMA, in terms reasonably satisfactory to Banco Santander, that it approves any acquisition of:

      (i) control over any UK authorised person;

      (ii) (if applicable) any additional kind of control over any UK authorised person; or

      (iii) (if applicable) any increase in a relevant kind of control which is already held over any UK authorised person,

   in each case within the meaning of Part XII of FSMA which would take place as a result of the Acquisition or its implementation, or the FSA being treated as having given such approval under section 184(2) of FSMA;

(d) the Bank of Spain giving consent to the Acquisition insofar as it entails the indirect acquisition by Banco Santander of non-EU credit entities directly or indirectly owned by A&L;

(e) insofar as the Acquisition constitutes, or is deemed to constitute, a concentration with a Community dimension within the scope of Council Regulation (EEC) 139/2004 (as amended) (the "**Regulation**"):

(i) the European Commission indicating, in terms reasonably satisfactory to Banco Santander, that it does not intend to initiate proceedings under Article 6(1)(c) of the Regulation in respect of, arising from or in relation to the proposed acquisition of A&L by Banco Santander or any aspect thereof (or being deemed to have done so under Article 10(6) of the Regulation); and/or

(ii) in the event that any aspect of the Acquisition is referred to the Office of Fair Trading under Article 9 of the Regulation, the Office of Fair Trading or the appropriate Minister indicating, in terms reasonably satisfactory to Banco Santander, that it is not the intention of the Office of Fair Trading or the appropriate Minister to refer the proposed acquisition of A&L by Banco Santander or any matter arising therefrom or related thereto to the Competition Commission and the deadline for appealing the relevant decision to the Competition Appeal Tribunal having expired with no appeal having been lodged beforehand; and/or

(iii) in the event that any aspect of the Acquisition is referred under Article 9 of the Regulation to a competent authority of any other European Union or EFTA states, each such authority confirming that the Acquisition may proceed on terms reasonably satisfactory to Banco Santander;

(f) no Third Party having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any such action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order or having taken any other steps which would or is reasonably likely to:

(i) make the Acquisition, its implementation or the acquisition of any A&L Shares by any member of the Wider Banco Santander Group void, unenforceable or illegal under the laws of any jurisdiction or otherwise restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional material conditions or obligations with respect to, or otherwise challenge or require material amendment of the Acquisition;

(ii) require, prevent or delay the divestiture or materially alter the terms envisaged for a proposed divestiture by any member of the Wider Banco Santander Group or by any member of the Wider A&L Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof, which in any such case is material in the context of the Wider Banco Santander Group or the Wider A&L Group in either case taken as a whole;

(iii) impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Banco Santander Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in A&L or on the ability of any member of the Wider A&L Group or any member of the Wider Banco Santander Group to hold or exercise effectively any rights of ownership of shares or other securities in or to exercise management control over any member of the Wider A&L Group, which in any such case is material in the context of the Wider A&L Group taken as a whole;

(iv) require any member of the Wider Banco Santander Group or the Wider A&L Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any

member of the Wider A&L Group or any asset owned by any third party (other than in the implementation of the Acquisition), which is material in the context of the Wider A&L Group taken as a whole;

(v) require, prevent or delay a divestiture, by any member of the Wider Banco Santander Group of any shares or other securities (or the equivalent) in A&L;

(vi) result in any member of the Wider A&L Group ceasing to be able to carry on business under any name which it presently does so the effect of which is material in the context of the Wider A&L Group taken as a whole;

(vii) impose any material limitation on the ability of any member of the Wider Banco Santander Group or any member of the Wider A&L Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Banco Santander Group and/or the Wider A&L Group which is adverse to and material in the context of the Wider A&L Group taken as a whole; or

(viii) otherwise affect the business, assets, profits or prospects of any member of the Wider Banco Santander Group or any member of the Wider A&L Group in a manner which is adverse to and material in the context of the Wider Banco Santander Group taken as a whole or the Wider A&L Group taken as a whole (as the case may be);

and all applicable waiting and other time periods during which any such Third Party could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws of any jurisdiction in respect of the Acquisition, the Scheme or the proposed acquisition of any A&L Shares having expired, lapsed, or been terminated;

(g) all necessary or appropriate notifications, applications and/or filings having been made in connection with the Acquisition and all necessary waiting periods (including any extensions thereof) in connection therewith under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with in connection with the Scheme and all Authorisations necessary or reasonably deemed appropriate by Banco Santander in any jurisdiction for or in respect of the Acquisition and the acquisition or the proposed acquisition of any shares or other securities in, or control of, A&L by any member of the Wider Banco Santander Group having been obtained in terms and in a form reasonably satisfactory to Banco Santander from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider A&L Group or the Wider Banco Santander Group has entered into contractual arrangements and all such Authorisations necessary or reasonably deemed appropriate by Banco Santander to carry on the business of any member of the Wider A&L Group in any jurisdiction having been obtained, in each case where the direct consequence of a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any such waiting period or to comply with such obligation or obtain such Authorisation would have a material adverse effect on the Wider A&L Group taken as a whole and all such Authorisations remaining in full force and effect at the Effective Date and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

(h) save as fairly disclosed by or on behalf of A&L to Banco Santander or as publicly announced to a Regulatory Information Service by or on behalf of A&L (in each case) prior to 14 July 2008, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which any member of the Wider A&L Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, or any event or circumstance having occurred which under any agreement, arrangement, licence, permit, lease or other instrument which any member of the Wider A&L Group is a party to or to which any member of the Wider A&L Group or any of its assets may be bound, entitled or subject would

result in, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider Banco Santander Group of any shares or other securities (or the equivalent) in A&L or because of a change in the control or management of any member of the A&L Group or otherwise, could or might reasonably be expected to result in, in any such case to an extent which is material in the context of the Wider A&L Group taken as a whole:

(i) any monies borrowed by, or any other indebtedness, actual or contingent, of any member of the Wider A&L Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii) the rights, liabilities, obligations, interests or business of any member of the Wider A&L Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider A&L Group in or with any other firm or company or body or person (or any agreement or arrangements relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

(iii) any member of the Wider A&L Group ceasing to be able to carry on business under any name under which it presently does so;

(iv) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider A&L Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider A&L Group otherwise than in the ordinary course of business;

(v) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider A&L Group;

(vi) the value of or the financial or trading position or prospects of any member of the Wider A&L Group being prejudiced or adversely affected;

(vii) the creation of any liability (actual or contingent) by any member of the Wider A&L Group; or

(viii) any liability of any member of the Wider A&L Group to make any severance, termination, bonus or other payment to any of the directors or other officers;

(i) except as fairly disclosed by or on behalf of A&L to Banco Santander, or disclosed in the A&L Annual Report and Accounts, or as publicly announced to a Regulatory Information Service by or on behalf of A&L (in each case) prior to 14 July 2008, no member of the Wider A&L Group having since 31 December 2007:

(i) (save as between A&L and wholly-owned subsidiaries of A&L and save for the issue of A&L Shares on the exercise of options granted under the A&L Share Plans or pursuant to A&L's dividend reinvestment scheme) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or securities convertible into or exchangeable for shares, or rights, warrants or options to subscribe for or acquire any such shares, securities or convertible securities;

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether in cash or otherwise) save for the interim dividend of 18 pence per A&L Share declared on 1 August 2008 and other than by any wholly-owned subsidiary of A&L;

(iii) save for transactions between A&L and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, merged with or demerged or acquired any body corporate, partnership or business or acquired or disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to do so in each case other than in the ordinary course of business;

(iv) save as between A&L and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital other than in the course of carrying out its current banking activities;

(v) issued, authorised or proposed the issue of any debentures, or (save as between A&L and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or contingent liability, in any such case otherwise than in a manner which is materially consistent with business of the Wider A&L Group;

(vi) entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (otherwise than in the ordinary course of business) which is of a long term, unusual or onerous nature, or which involves or could involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Wider A&L Group or which is or is likely to be materially restrictive on the business of any member of the Wider A&L Group or the Wider Banco Santander Group;

(vii) entered into or varied the terms of any contract, service agreement or any arrangement with any director or senior executive of any member of the Wider A&L Group;

(viii) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider A&L Group;

(ix) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants or the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation, which in any such case would be material in the context of the pension schemes operated by the A&L Group;

(x) implemented, effected or authorised, proposed or announced its intention to implement, effect, authorise or propose any reconstruction, amalgamation, commitment, scheme or other transaction or arrangement other than in the ordinary course of business or between wholly owned members of the A&L Group;

(xi) purchased, redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital to an extent which (other than in the case of A&L) is material in the context of the Wider A&L Group taken as a whole;

(xii) waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the Wider A&L Group taken as a whole;

(xiii) (other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any corporate action or (to the extent material in the context of

the Wider A&L Group taken as a whole) had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(xiv) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

(xv) entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to or announced an intention to effect or propose any of the transactions, matters or events referred to in this paragraph (i);

(j) except as fairly disclosed by or on behalf of A&L to Banco Santander or disclosed in the A&L Annual Report and Accounts, or as publicly announced to a Regulatory Information Service by or on behalf of A&L (in each case) prior to 14 July 2008, since 31 December 2007:

(i) there having been no adverse change in the business, assets, financial or trading position, profits or prospects of any member of the Wider A&L Group which is material in the context of the Wider A&L Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against any member of the Wider A&L Group or to which any member of the Wider A&L Group is or may become a party (whether as plaintiff or defendant or otherwise) and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider A&L Group having been threatened, announced or instituted or remaining outstanding which, in any such case, might be reasonably likely to adversely affect any member of the Wider A&L Group to an extent which is material to the Wider A&L Group taken as a whole;

(iii) no contingent or other liability having arisen or being likely to arise or having become apparent to Banco Santander which is or would be likely to adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider A&L Group to an extent which is material to the Wider A&L Group taken as a whole; and

(iv) no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider A&L Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material and likely to adversely affect the Wider A&L Group taken as a whole;

(k) except as fairly disclosed by or on behalf of A&L to Banco Santander or disclosed in the A&L Annual Report and Accounts, or publicly announced to a Regulatory Information Service by or on behalf of A&L, in each case prior to 14 July 2008 Banco Santander not having discovered:

(i) that any financial, business or other information concerning the Wider A&L Group publicly disclosed or disclosed to any member of the Banco Santander Group at any time by or on behalf of any member of the Wider A&L Group is materially misleading, contains a misrepresentation of material fact or omits to state a material fact necessary to make the information contained therein not misleading;

(ii) that any member of the Wider A&L Group is subject to any liability, contingent or otherwise, which is not disclosed in the A&L Annual Report and Accounts or A&L Interim Results, and which is material in the context of the Wider A&L Group taken as a whole; or

(iii) any information which affects the import of any information disclosed to Banco Santander prior to 14 July 2008 at any time by or on behalf of any member of the Wider A&L Group and which is material in the context of the Wider A&L Group taken as a whole; and

(l) except as fairly disclosed by or on behalf of A&L to Banco Santander or disclosed in the A&L Annual Report and Accounts or publicly announced to a Regulatory Information Service by or on behalf of A&L, in each case prior to 14 July 2008, in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm human health, no past or present member of the Wider A&L Group (i) having committed any violation of any applicable laws, statutes, regulations, notices or other requirements of any Third Party; and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or (iii) being likely to incur any liability (whether actual or contingent), or being required, to make good, remediate, repair, reinstate or clean up the environment (including any property), which (in each case) is material in the context of the Wider A&L Group taken as a whole.

4. Banco Santander reserves the right to waive in whole or in part all or any of the Conditions except Condition 1. Banco Santander will be under no obligation to waive or treat as satisfied any of the conditions in Condition 2 notwithstanding that the other Conditions may have been waived or satisfied and that there are no circumstances indicating that the relevant condition may not be capable of satisfaction.

5. The Acquisition will lapse and the Scheme will not proceed if, before the date of the Court Meeting, the European Commission initiates proceedings under Article 6(1)(c) of the Regulation or there is a reference to the UK Competition Commission.

6. Subject to the consent of the Panel, Banco Santander reserves the right to elect to implement the Acquisition by way of a contractual offer. In such event, such offer will be implemented on the same terms (subject to any revisions appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent (or such lesser percentage (not being less than 50 per cent) as Banco Santander may decide) of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

7. If Banco Santander is required by the Panel to make an offer for A&L Shares under the provisions of Rule 9 of the City Code, then Banco Santander may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

8. The Acquisition and the Scheme will be governed by English law and be subject to the jurisdiction of the English courts. The Acquisition will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code and any applicable Spanish laws or regulations.

# PART 6

# A&L GROUP INTERIM FINANCIAL STATEMENTS

The financial information set out in this Part 6 has been extracted, without material adjustment, but with some minor presentational differences, from the unaudited A&L Interim Results.

The financial information contained in this Part 6 does not constitute statutory accounts within the meaning of sections 434 and 435 of the Companies Act. The statutory accounts for A&L for each of the three years ended 31 December 2007 have been delivered to the Registrar of Companies pursuant to section 242 of the Companies Act 1985. The auditors reports on the consolidated statutory accounts for each of the three years ended 31 December 2007 were unqualified and did not contain a statement under section 237 of the Companies Act 1985.

References in this Part 6 to the "Group" or "group" are to the A&L Group.

## CONDENSED CONSOLIDATED INCOME STATEMENT

| | Notes | *Six months ended 30.06.08 Unaudited £m* | *Six months ended 30.06.07 Unaudited £m* | *Year ended 31.12.07 Audited £m* |
|---|---|---|---|---|
| Interest receivable and similar income | | 2,227.4 | 1,899.6 | 4,167.2 |
| Interest expense and similar charges* | | (1,872.3) | (1,487.3) | (3,366.1) |
| **Net interest income** | | 355.1 | 412.3 | 801.1 |
| Fee and commission income | | 242.1 | 244.1 | 516.9 |
| Fee and commission expense | | (28.6) | (17.2) | (32.7) |
| Hedge ineffectiveness | | (6.3) | (4.1) | (9.5) |
| Other operating income | | 10.2 | 89.2 | 150.0 |
| **Total non-interest income** | | 217.4 | 312.0 | 624.7 |
| **Operating income** | | 572.5 | 724.3 | 1,425.8 |
| Administrative expenses: | | | | |
| Core administrative expenses | | (297.2) | (309.3) | (634.6) |
| Redundancy costs | | (14.4) | (1.1) | (8.4) |
| Total administrative expenses | | (311.6) | (310.4) | (643.0) |
| Depreciation and amortisation: | | | | |
| On fixed assets excluding operating lease assets | | (22.1) | (21.4) | (47.7) |
| On operating lease assets | | (31.6) | (37.1) | (73.5) |
| Impairment of tangible fixed assets | | – | (9.3) | (9.3) |
| | | (53.7) | (67.8) | (130.5) |
| **Total costs** | | (365.3) | (378.2) | (773.5) |
| Impairment losses on loans and leases | | (62.2) | (56.0) | (100.2) |
| Impairment losses on treasury assets | | (143.2) | - | (152.9) |
| **Total impairment losses** | 5 | (205.4) | (56.0) | (253.1) |
| **Profit before tax** | 6 | 1.8 | 290.1 | 399.2 |
| Tax credit/(charge) | 7 | 2.0 | (77.5) | (103.3) |
| **Profit after tax** | | 3.8 | 212.6 | 295.9 |
| Profit/(loss) attributable to: | | | | |
| Innovative tier 1 holders | 13 | 8.7 | 8.7 | 17.5 |
| Preference shareholders | 14 | 18.7 | 18.7 | 18.7 |
| Minority interests | | 0.3 | 1.6 | 3.0 |
| Ordinary shareholders of Alliance & Leicester plc | | (23.9) | 183.6 | 256.7 |
| **(Loss)/earnings per share:** | | | | |
| Basic (loss)/earnings per ordinary share | 8 | (5.7p) | 41.8p | 59.4p |
| Diluted (loss)/earnings per ordinary share | 8 | (5.7p) | 41.6p | 59.0p |

* Includes £2.5m gain (June 2007: £1.7m loss, December 2007: £10.1m loss) in respect of forward exchange losses on foreign exchange derivatives.

## CONDENSED CONSOLIDATED BALANCE SHEET

| | Notes | As at 30.06.08 Unaudited £m | As at 30.06.07 Unaudited £m | As at 31.12.07 Audited £m |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and balances with central banks | | 1,993.5 | 1,589.1 | 3,471.0 |
| Due from other banks | | 4,634.4 | 1,680.4 | 2,885.4 |
| Trading securities | | 903.5 | 1,627.2 | 1,438.9 |
| Derivative financial instruments | | 1,344.2 | 837.3 | 970.3 |
| Loans and advances to customers | | 52,282.5 | 49,487.5 | 53,146.6 |
| Net investment in finance leases and hire purchase contracts | | 1,852.6 | 1,885.3 | 1,909.2 |
| Investment securities: | | | | |
| – available-for-sale | | 12,567.1 | 11,521.3 | 12,772.7 |
| – held-to-maturity | | 65.2 | 400.2 | 212.9 |
| – loans and receivables | | 29.6 | 150.3 | 210.4 |
| – at fair value through profit or loss | | 56.8 | 1,057.2 | 891.2 |
| Intangible fixed assets | 11 | 161.3 | 85.7 | 116.1 |
| Property, plant and equipment | | 247.3 | 241.1 | 251.4 |
| Operating lease assets | | 298.9 | 281.0 | 284.1 |
| Deferred tax assets | | 219.0 | 6.0 | 4.9 |
| Fair value macro hedges | | – | – | 38.0 |
| Other assets | | 217.2 | 238.1 | 214.9 |
| Prepayments and accrued income | | 113.4 | 76.0 | 84.0 |
| Retirement benefit obligations | | 58.8 | – | 52.8 |
| **Total assets** | | 77,045.3 | 71,163.7 | 78,954.8 |
| **Liabilities** | | | | |
| Due to other banks | | 21,144.6 | 7,978.3 | 19,386.9 |
| Derivative financial instruments | | 659.7 | 813.8 | 791.2 |
| Due to customers | | 30,224.8 | 30,715.0 | 30,758.3 |
| Debt securities in issue | | 21,173.2 | 27,425.4 | 24,248.4 |
| Other liabilities | | 386.2 | 407.7 | 498.4 |
| Current tax liabilities | | 25.1 | 38.8 | 4.8 |
| Fair value macro hedges | | 268.9 | 386.2 | – |
| Accruals and deferred income | | 174.3 | 236.6 | 203.6 |
| Deferred tax liabilities | | 106.0 | – | – |
| Other borrowed funds | 12 | 971.8 | 666.5 | 711.2 |
| Retirement benefit obligations | | 21.2 | 38.6 | 28.3 |
| **Total liabilities** | | 75,155.8 | 68,706.9 | 76,631.1 |
| **Equity** | | | | |
| Innovative tier 1 | 13 | 301.8 | 301.8 | 310.6 |
| Preference shares | 14 | 294.0 | 294.0 | 294.0 |
| Minority interests | | 0.1 | 2.1 | 3.5 |
| | | 595.9 | 597.9 | 608.1 |
| Called up share capital | 15 | 210.5 | 215.1 | 210.3 |
| Share premium account | 16 | 127.0 | 119.3 | 125.1 |
| Capital redemption reserve | 16 | 89.9 | 84.7 | 89.9 |
| Reserve for share-based payments | 16 | 26.7 | 23.3 | 26.2 |
| Available-for-sale reserve | 16 | (332.6) | 4.5 | (142.7) |
| Cash flow hedging reserve | 16 | (70.9) | (59.5) | (13.7) |
| Retained earnings | 16 | 1,243.0 | 1,471.5 | 1,420.5 |
| **Total ordinary shareholders' equity** | | 1,293.6 | 1,858.9 | 1,715.6 |
| **Total equity and liabilities** | | 77,045.3 | 71,163.7 | 78,954.8 |

## CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

| | *Six months ended 30.06.08 Unaudited £m* | *Six months ended 30.06.07 Unaudited £m* | *Year ended 31.12.07 Audited £m* |
|---|---|---|---|
| Available-for-sale investments: | | | |
| Valuation (losses)/gains taken to equity | (282.1) | 0.4 | (219.8) |
| Net losses/(gains) transferred to profit on disposal | 0.2 | – | (0.6) |
| Impairment loss transferred to Income Statement | 17.8 | – | 10.6 |
| Cash flow hedges: | | | |
| (Losses)/gains taken to equity | (77.8) | (54.5) | 14.8 |
| Transferred to net profit | (1.6) | (2.9) | (7.4) |
| Actuarial gains on retirement benefit obligations | – | – | 56.4 |
| Tax on items taken directly in equity | 96.4 | 17.1 | 45.7 |
| **Net expense recognised directly in equity** | (247.1) | (39.9) | (100.3) |
| Profit after tax | 3.8 | 212.6 | 295.9 |
| **Total recognised income and expense for the period** | (243.3) | 172.7 | 195.6 |
| Total recognised income and expense for the period attributable to: | | | |
| Innovative tier 1 holders | 8.7 | 8.7 | 17.5 |
| Preference shareholders | 18.7 | 18.7 | 18.7 |
| Minority interests | 0.3 | 1.6 | 3.0 |
| Ordinary shareholders of Alliance & Leicester plc | (271.0) | 143.7 | 156.4 |

## CONDENSED CONSOLIDATED CASH FLOW STATEMENT

| | *Six months ended 30.06.08 Unaudited £m* | *Six months ended 30.06.07 Unaudited £m* | *Year ended 31.12.07 Audited £m* |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Profit before tax | 1.8 | 290.1 | 399.2 |
| Increase in accrued income and prepayments | (29.4) | (15.6) | (26.5) |
| (Decrease)/increase in accruals and deferred income | (23.3) | 27.9 | (1.6) |
| Provisions for impairment | 205.4 | 56.0 | 253.1 |
| Loans and advances written off net of recoveries | (138.1) | (44.6) | (138.9) |
| Depreciation and amortisation | 53.7 | 58.9 | 118.2 |
| Interest on subordinated loan added back | 23.1 | 21.8 | 38.0 |
| Provisions for liabilities and charges | (13.1) | (9.2) | (15.9) |
| Unamortised costs on subordinated debt | 0.1 | – | 0.2 |
| Other non-cash movements | (6.1) | (5.6) | (8.0) |
| **Cash generated from operations** | 74.1 | 379.7 | 617.8 |
| Interest paid on loan capital | (23.1) | (21.8) | (38.0) |
| Tax repaid/(paid) | 25.1 | (31.5) | (54.5) |
| **Cash flows from operating profits before changes in operating assets and liabilities** | 76.1 | 326.4 | 525.3 |
| Changes in operating assets and liabilities: | | | |
| Net increase in amounts due from other banks and loans and advances to customers | (952.3) | (1,782.6) | (6,706.5) |
| Net decrease/(increase) in debt and equity securities | 244.5 | (435.7) | (600.8) |
| Net decrease/(increase) in fair value macro hedges | 306.9 | 204.5 | (219.7) |
| Net increase in other assets | (5.8) | (13.6) | (4.3) |
| Net increase in amounts due to other banks and customers | 1,224.2 | 504.3 | 11,956.2 |
| Net increase in derivative financial instruments | (505.4) | (64.5) | (155.2) |
| Net (decrease)/ increase in debt securities in issue | (3,075.5) | 2,010.0 | (1,167.0) |
| Net (decrease)/increase in other liabilities | (116.4) | (93.5) | 2.2 |
| Net (decrease)/ increase in other borrowed funds | (10.3) | (30.2) | 14.3 |
| Other non-cash movements | (346.1) | 4.8 | (202.1) |
| **Net cash from operating activities** | (3,160.1) | 629.9 | 3,442.4 |
| **Cash flows from investing activities** | | | |
| Purchase of non-dealing securities | (923.0) | (2,272.9) | (4,222.1) |
| Proceeds from sale and redemption of non-dealing securities | 2,525.1 | 1,476.4 | 2,699.1 |
| Acquisition of subsidiaries, net of cash acquired | (18.5) | (173.0) | (173.0) |
| Disposal of subsidiaries, net of cash disposed | – | 87.3 | 94.2 |
| Purchase of intangible assets and property, plant and equipment | (122.7) | (79.8) | (186.6) |
| Proceeds from sale of property, plant and equipment | 23.7 | 19.2 | 31.3 |
| **Net cash received/(used) in investing activities** | 1,484.6 | (942.8) | (1,757.1) |
| **Cash flows from financing activities** | | | |
| Proceeds from borrowed funds | 345.8 | – | – |
| Repayments of borrowed funds | (75.0) | – | – |
| Issue of ordinary shares | 0.9 | 12.5 | 18.4 |
| Repurchase of ordinary shares | – | (97.5) | (193.8) |
| Dividends paid | (153.6) | (160.1) | (240.8) |
| Preference dividends paid | (18.7) | (18.7) | (18.7) |
| Interest paid on loan capital | (17.5) | (17.5) | (17.5) |
| **Net cash received/(used) in financing activities** | 81.9 | (281.3) | (452.4) |
| **Net (decrease)/increase in cash and cash equivalents** | (1,593.6) | (594.2) | 1,232.9 |
| Cash and cash equivalents at beginning of year | 3,855.5 | 2,622.6 | 2,622.6 |
| **Cash and cash equivalents at end of period** | 2,261.9 | 2,028.4 | 3,855.5 |

## SELECTED NOTES TO THE CONDENSED INTERIM FINANCIAL REPORT

### 1 GENERAL INFORMATION

The information for the year ended 31 December 2007 does not constitute statutory accounts as defined in sections 434 and 435 of the Companies Act. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

This condensed interim financial report was approved by the Group Board for issue on 31 July 2008.

### 2 BASIS OF PREPARATION

The condensed interim financial report for the half year ended 30 June 2008 has been prepared in accordance with IAS 34, 'Interim Financial Reporting'. The condensed interim financial report should be read in conjunction with the Annual Report and Accounts for the year ended 31 December 2007.

### 3 ACCOUNTING POLICIES

The accounts are prepared in accordance with International Financial Reporting Standards. The accounting policies are consistent with those used for the year ended 31 December 2007, which are available on the company's website www.alliance-leicester-group.co.uk.

IFRIC 11 'IFRS 2: Group and treasury share transactions' is mandatory for the financial year ending 31 December 2008, and has been reflected in these results. This Interpretation has not had a material impact to the Group's results.

### 4 OPERATING SEGMENTS

The Group adopted IFRS 8 'Operating Segments' on 1 January 2007. IFRS 8 requires operating segments to be identified on the basis of internal reports and components of the Group regularly reviewed by the Group Chief Executive to allocate resources to segments and to assess their performance.

The Group is managed as follows, in segments determined according to similar economic characteristics and customer base:

- Retail Banking – this comprises the Core 4 products of current accounts, mortgages, personal loans and savings, plus the Partner 4 products of long term investments, life assurance, general insurance and credit cards.
- Commercial Banking – this comprises Commercial Bank – consisting of the core business lines of lending, business banking and money transmission; and Treasury. Treasury includes the strategic funding and liquidity holding costs.
- Group Items – this represents corporate overheads and income not allocated to business units.

The accounting policies of the reportable segments are the same as the Group's accounting policies, as described above.

No geographical analysis is presented because substantially all of the Group's activities are in the UK.

The majority of revenue for the Group is derived from interest. Net interest income is used to assess the performance of each segment. Therefore interest income is presented net of interest expense.

*Period ended 30 June 2008 (Unaudited)*

| | *Retail Banking £m* | *Commercial Banking* *Commercial Bank £m* | *Commercial Banking* *Treasury £m* | *Group Items £m* | *Other £m* | *Group £m* |
|---|---|---|---|---|---|---|
| Net interest income | 309 | 92 | (45) | (1) | – | 355 |
| Non-interest income | 125 | 173 | (77) | 2 | – | 223 |
| **Total external income** | 434 | 265 | (122) | 1 | – | 578 |
| Operating expenses | (169) | (136) | (7) | (7) | – | (319) |
| Depreciation on operating lease assets | – | (32) | – | – | – | (32) |
| Impairment losses | (54) | (8) | (143) | – | – | (205) |
| **Core operating profit/(loss)** | 211 | 89 | (272) | (6) | – | 22 |
| Redundancy costs | | | | | (14) | (14) |
| Hedge ineffectiveness | | | | | (6) | (6) |
| Profit before tax | | | | | | 2 |
| Tax | | | | | | 2 |
| **Profit after tax** | | | | | | 4 |
| Profit/(loss) attributable to: | | | | | | |
| Innovative tier 1 holders | | | | | | 9 |
| Preference share holders | | | | | | 19 |
| Minority interests | | | | | | – |
| Ordinary shareholders of Alliance & Leicester plc | | | | | | (24) |
| **Segment/total assets** | **44,429** | **9,010** | **22,590** | **–** | **1,016** | **77,045** |

Business unit net interest income and core operating profit for 2007 has been restated to reflect a revised capital allocation methodology implemented from 1 January 2008. There is no impact at Group level. The capital allocated to each business unit reflects the capital required for each product under Basel II.

*Period ended 30 June 2007 (Unaudited)*

| | Retail Banking £m | Commercial Banking: Commercial Bank £m | Commercial Banking: Treasury £m | Group Items £m | Other £m | Group £m |
|---|---|---|---|---|---|---|
| Net interest income | 299 | 76 | 31 | 6 | – | 412 |
| Non-interest income | 138 | 178 | (1) | 1 | – | 316 |
| **Total external income** | 437 | 254 | 30 | 7 | – | 728 |
| Operating expenses | (180) | (133) | (6) | (21) | – | (340) |
| Depreciation on operating lease assets | – | (37) | – | – | – | (37) |
| Impairment losses | (50) | (6) | – | – | – | (56) |
| **Core operating profit/(loss)** | 207 | 78 | 24 | (14) | – | 295 |
| Redundancy costs | | | | | (1) | (1) |
| Hedge ineffectiveness | | | | | (4) | (4) |
| Profit before tax | | | | | | 290 |
| Tax | | | | | | (77) |
| **Profit after tax** | | | | | | 213 |
| Profit attributable to: | | | | | | |
| Innovative tier 1 holders | | | | | | 8 |
| Preference share holders | | | | | | 19 |
| Minority interests | | | | | | 2 |
| Ordinary shareholders of Alliance & Leicester plc | | | | | | 184 |
| **Segment/total assets** | 44,178 | 7,313 | 19,025 | – | 648 | 71,164 |

*Year ended 31 December 2007 (Unaudited – restated)*

| | Retail Banking £m | Commercial Banking: Commercial Bank £m | Commercial Banking: Treasury £m | Group Items £m | Other £m | Group £m |
|---|---|---|---|---|---|---|
| Net interest income | 599 | 166 | 39 | (3) | – | 801 |
| Non-interest income | 307 | 360 | (36) | 3 | – | 634 |
| **Total external income** | 906 | 526 | 3 | – | – | 1,435 |
| Operating expenses | (372) | (274) | (13) | (32) | – | (691) |
| Depreciation on operating lease assets | – | (74) | – | – | – | (74) |
| Impairment losses | (85) | (15) | (153) | – | – | (253) |
| **Core operating profit/(loss)** | 449 | 163 | (163) | (32) | – | 417 |
| Redundancy costs | | | | | (8) | (8) |
| Hedge ineffectiveness | | | | | (10) | (10) |
| Profit before tax | | | | | | 399 |
| Tax | | | | | | (103) |
| **Profit after tax** | | | | | | 296 |
| Profit attributable to: | | | | | | |
| Innovative tier 1 holders | | | | | | 17 |
| Preference share holders | | | | | | 19 |
| Minority interests | | | | | | 3 |
| Ordinary shareholders of Alliance & Leicester plc | | | | | | 257 |
| Segment/total assets | 46,693 | 8,414 | 23,085 | – | 763 | 78,955 |

## 5 IMPAIRMENT LOSSES

*30 June 2008 (Unaudited)*

| | Mortgages £m | Retail Banking: Personal loans £m | Retail Banking: Current accounts £m | Commercial Banking: Commercial Bank £m | Commercial Banking: Treasury £m | Total £m |
|---|---|---|---|---|---|---|
| At 1 January 2008 | | | | | | |
| Individual | 1.9 | – | – | 13.4 | 121.7 | 137.0 |
| Collective | 11.1 | 107.3 | 16.1 | 13.2 | – | 147.7 |
| Total | 13.0 | 107.3 | 16.1 | 26.6 | 121.7 | 284.7 |
| Charge for the period: | | | | | | |
| Increase in provisions | 7.7 | 42.6 | 11.7 | 8.3 | 143.2 | 213.5 |
| Recoveries of amounts previously written off | (0.4) | (6.9) | (0.4) | (0.4) | – | (8.1) |
| Total | 7.3 | 35.7 | 11.3 | 7.9 | 143.2 | 205.4 |
| Amounts written off in period | (3.5) | (42.9) | (4.5) | (8.4) | (61.5) | (120.8) |
| Total | 16.8 | 100.1 | 22.9 | 26.1 | 203.4 | 369.3 |
| **At 30 June 2008** | | | | | | |
| **Individual** | 4.3 | – | – | 11.0 | 203.4 | 218.7 |
| **Collective** | 12.5 | 100.1 | 22.9 | 15.1 | – | 150.6 |
| **Total** | 16.8 | 100.1 | 22.9 | 26.1 | 203.4 | 369.3 |

*30 June 2007 (Unaudited)*

| | | *Retail Banking* | | *Commercial Banking* | | |
|---|---|---|---|---|---|---|
| | *Mortgages* | *Personal loans* | *Current accounts* | *Commercial Bank* | *Treasury* | *Total* |
| | *£m* | *£m* | *£m* | *£m* | *£m* | *£m* |
| At 1 January 2007 | | | | | | |
| Individual | 2.0 | – | – | 8.6 | – | 10.6 |
| Collective | 11.4 | 126.4 | 10.1 | 9.8 | – | 157.7 |
| Total | 13.4 | 126.4 | 10.1 | 18.4 | – | 168.3 |
| Charge for the period: | | | | | | |
| Increase in provisions | 0.1 | 49.4 | 8.0 | 6.2 | – | 63.7 |
| Recoveries of amounts previously written off | (0.4) | (6.6) | (0.2) | (0.5) | – | (7.7) |
| Total | (0.3) | 42.8 | 7.8 | 5.7 | – | 56.0 |
| Amounts written off in period | (0.1) | (37.1) | (5.5) | (1.9) | – | (44.6) |
| Arising on acquisitions | – | – | – | 2.2 | – | 2.2 |
| Total | 13.0 | 132.1 | 12.4 | 24.4 | – | 181.9 |
| **At 30 June 2007** | | | | | | |
| **Individual** | 1.8 | – | – | 12.9 | – | 14.7 |
| **Collective** | 11.2 | 132.1 | 12.4 | 11.5 | – | 167.2 |
| **Total** | 13.0 | 132.1 | 12.4 | 24.4 | – | 181.9 |

*31 December 2007 (Audited)*

| | | *Retail Banking* | | *Commercial Banking* | | |
|---|---|---|---|---|---|---|
| | *Mortgages* | *Personal loans* | *Current accounts* | *Commercial Bank* | *Treasury* | *Total* |
| | *£m* | *£m* | *£m* | *£m* | *£m* | *£m* |
| At 1 January 2007 | | | | | | |
| Individual | 2.0 | – | – | 8.6 | – | 10.6 |
| Collective | 11.4 | 126.4 | 10.1 | 9.8 | – | 157.7 |
| Total | 13.4 | 126.4 | 10.1 | 18.4 | – | 168.3 |
| Charge for the year: | | | | | | |
| Increase in provisions | 1.6 | 82.8 | 16.6 | 15.9 | 152.9 | 269.8 |
| Recoveries of amounts previously written off | (0.8) | (14.5) | (0.3) | (1.1) | – | (16.7) |
| Total | 0.8 | 68.3 | 16.3 | 14.8 | 152.9 | 253.1 |
| Amounts written off in year | (1.2) | (87.4) | (10.3) | (8.8) | (31.2) | (138.9) |
| Arising on acquisitions | – | – | – | 2.2 | – | 2.2 |
| Total | 13.0 | 107.3 | 16.1 | 26.6 | 121.7 | 284.7 |
| **At 31 December 2007** | | | | | | |
| **Individual** | 1.9 | – | – | 13.4 | 121.7 | 137.0 |
| **Collective** | 11.1 | 107.3 | 16.1 | 13.2 | – | 147.7 |
| **Total** | 13.0 | 107.3 | 16.1 | 26.6 | 121.7 | 284.7 |

## 6 PROFIT BEFORE TAX

Profit before tax includes the following significant items:

| | *As at 30.06.08 Unaudited £m* | *As at 30.06.07 Unaudited £m* | *As at 31.12.07 Audited £m* |
|---|---|---|---|
| Reduction in the fair value of certain treasury investments | (66.3) | – | (32.0) |
| Impairment of certain treasury investments | (143.2) | – | (152.9) |
| Strategic funding and liquidity holding costs | (70.0) | – | (23.0) |
| Hedge ineffectiveness | (6.3) | (4.1) | (9.5) |
| Impairment of property plant and equipment | – | (9.3) | – |
| Redundancy | (14.4) | (1.1) | (8.4) |

## 7 CORPORATION TAX

The tax credit for the period to 30 June 2008 was £2.0m (June 2007: £77.5m charge, December 2007: £103.3m charge).

The underlying effective tax rate in the first half of 2008 was 28.2 per cent (June 2007: 27.6 per cent, December 2007 27.2 per cent).

Statutory profit before tax for the first half of 2008 was £1.8m. In calculating the underlying effective tax rate adjustments have been made for a tax credit of £1.8m in respect of the £6.3m fair value accounting volatility loss and a tax credit of £4.1m in respect of £14.4m of redundancy costs. Underlying profits have also been adjusted for the appropriation of profit of £8.7m in respect of our innovative tier 1 capital securities.

Statutory profit before tax for the first half of 2007 was £290.1m. In calculating the underlying effective tax rate adjustments have been made for a tax credit of £1.2m in respect of the £4.1m fair value accounting volatility loss and a tax credit of £0.3m in respect of £1.1m of redundancy costs. Underlying profits have also been adjusted for the appropriation of profit of £8.7m in respect of our innovative tier 1 capital securities.

Statutory profit before tax for the full year 2007 was £399.2m. In calculating the underlying effective tax rate adjustments have been made for a tax credit of £2.9m in respect of the £9.5m fair value accounting volatility loss and a tax credit of £2.5m in respect of £8.4m redundancy costs. Underlying profits have also been adjusted for the appropriation of profit of £17.5m in respect of our innovative tier 1 capital securities.

## 8 (LOSS)/EARNINGS PER SHARE

The basic statutory loss per ordinary share of 5.7p is calculated by dividing the Group loss attributable to ordinary shareholders of £23.9m by the weighted average number of ordinary shares in issue during the period of 422.7 million.

| | *Six months ended 30.06.08 Unaudited* | *Six months ended 30.06.07 Unaudited* | *Year ended 31.12.07 Audited* |
|---|---|---|---|
| Group (loss)/profit attributable to ordinary shareholders | (£23.9m) | £183.6m | £256.7m |
| Weighted average number of ordinary shares in issue during the period | 422.7m | 438.8m | 432.4m |
| **Basic statutory (loss)/earnings per ordinary share** | (5.7p) | 41.8p | 59.4p |

The diluted loss per ordinary share of 5.7p is based on the total dilutive potential shares and the Group loss attributable to ordinary shareholders. The total dilutive potential shares are the weighted average number of ordinary shares, together with all dilutive financial instruments or rights that may entitle the holder to ordinary shares.

| | *Six months ended 30.06.08 Unaudited Number m* | *Six months ended 30.06.07 Unaudited Number m* | *Year ended 31.12.07 Audited Number m* |
|---|---|---|---|
| Weighted average number of ordinary shares in issue | 422.7 | 438.8 | 432.4 |
| Weighted average diluted options outstanding | – | 2.6 | 2.4 |
| **Total** | 422.7 | 441.4 | 434.8 |

| | *As at 30.06.08 Unaudited Number m* | *As at 30.06.07 Unaudited Number m* | *As at 31.12.07 Audited Number m* |
|---|---|---|---|
| **Total number of shares in issue** | 420.9 | 430.2 | 420.6 |

## 9 SECURITISATION

Loans and advances to customers include securitised residential mortgages.

Alliance & Leicester plc has established a number of securitisation structures to raise funding for the Group. Special Purpose Vehicles ('SPVs') have (directly and indirectly) purchased beneficial interests in portfolios of residential mortgages that are funded by floating rate mortgage backed debt securities ('Notes'). The assets and liabilities of the SPVs have been consolidated on a line by line basis, as Alliance & Leicester plc controls the SPVs.

The Company provides subordinated loans of £467.2m (June 2007: £44.2m, December 2007: £374.6m) to its securitisation structures. The Notes are serviceable firstly from cash flows generated by the mortgage assets and thereafter from the proceeds of the subordinated loans. The Company receives the excess spread on the transactions as deferred consideration, after the SPVs have met their liabilities. The Group's maximum exposure (including subordinated loans) to the credit risk of securitised mortgages is £18,973.1m (June 2007: £698.9m, December 2007: £13,075.2m). This credit risk exposure relates to the subordinated loans, Notes purchased and retained by the Group and the risks retained upon the transfer of Notes to investors outside the Group.

### Fosse Master Trust

Alliance & Leicester plc established the Fosse Master Trust securitisation structure in November 2006. Notes are issued by Fosse Master Issuer plc and the proceeds loaned to Fosse Funding (No. 1) Limited, which in turn uses the funds to purchase beneficial interests in mortgages held by Fosse Trustee Limited. Alliance & Leicester plc and its subsidiaries are not obliged to support any losses that may be suffered by the Note holders and do not intend to offer such support. The Note holders only receive payments of interest and principal to the extent that Fosse Master Issuer plc has received sufficient funds from the transferred loans and after certain expenses have been met. The Company raised £2,505.4m in 2006 and a further £2,502.3m in 2007 from securitisations involving the Fosse Master Trust.

### Bracken Securities plc

In October 2007 the Company securitised £10,367.0m of residential mortgage assets to Bracken Securities plc. Notes of £10,367.0m were issued by Bracken Securities plc to Alliance & Leicester plc, either for the purpose of creating collateral to be used for funding or for subsequent transfer of Notes to investors outside the Group.

**Langton Master Trust**

Alliance & Leicester plc established the Langton Master Trust securitisation structure in January 2008. Notes have been issued by Langton Securities (2008-1) plc, Langton Securities (2008-2) plc and Langton Securities (2008-3) plc (each a "Note Issuing Entity") to Alliance & Leicester plc, either for the purpose of creating collateral to be used for funding or for subsequent transfer of Notes to investors outside the Group. Each entity loaned the proceeds of the Notes issued to Langton Funding (No.1) Limited, which in turn used the funds to purchase a beneficial interest in the mortgages held by Langton Mortgages Trustee Limited. The Note holders only receive payments of interest and principal to the extent that the Note Issuing Entity has received sufficient funds from the transferred loans and after certain expenses have been met.

The balances of assets subject to securitisation and Notes in issue at 30 June were as follows:

| | | *As at 30.06.08 Unaudited £m* | | *As at 30.06.07 Unaudited £m* | | *As at 31.12.07 Audited £m* | |
|---|---|---|---|---|---|---|---|
| Securitisation company | *Date of securitisation* | *Gross assets securitised* | *External Notes in issue* | *Gross assets securitised* | *External Notes in issue* | *Gross assets securitised* | *External Notes in issue* |
| Fosse Master Issuer plc | 28 Nov 2006 | 2,013.7 | 2,125.6 | 2,324.0 | 2,377.2 | 2,145.8 | 2,292.1 |
| Fosse Master Issuer plc | 1 Aug 2007 | 2,121.1 | 2,440.9 | – | – | 2,357.4 | 2,568.2 |
| Alliance & Leicester plc's retained interests | | 3,273.1 | n/a | 654.8 | n/a | 3,991.2 | n/a |
| Total | | 7,407.9 | 4,566.5 | 2,978.8 | 2,377.2 | 8,494.4 | 4,860.3 |
| Langton Securities (2008-1) plc | 25 Jan 2008 | 1,843.7 | – | – | – | – | – |
| Langton Securities (2008-2) plc | 5 Mar 2008 | 2,012.9 | – | – | – | – | – |
| Langton Securities (2008-3) plc | 17 Jun 2008 | 3,610.6 | – | – | – | – | – |
| Alliance & Leicester plc's retained interests | | 1,415.5 | n/a | – | n/a | – | n/a |
| Total | | 8,882.7 | – | – | – | – | – |
| Bracken Securities plc (Note 1) | 11 Oct 2007 | 8,774.5 | – | – | – | 9,969.7 | – |
| **Total** | | 25,065.1 | 4,566.5 | 2,978.8 | 2,377.2 | 18,464.1 | 4,860.3 |

(Note 1) Excludes notes sold by Bracken Securities plc, where the Company is contractually required or expected to repurchase prior to maturity.

## 10 COVERED BOND

Included within loans and advances to customers are £3,614.9m (June 2007: nil, December 2007: nil) of mortgage advances assigned to a bankruptcy remote special purpose entity, Alliance & Leicester Covered Bonds LLP. These loans provide security to issues of covered bonds made by Alliance & Leicester plc. These transactions do not qualify for derecognition under IAS 39. On 15 April 2008 Alliance & Leicester plc issued £500m of covered bonds, under its covered bond programme, which were held by Alliance & Leicester plc at 30 June 2008.

## 11 INTANGIBLE FIXED ASSETS

*30 June 2008 (Unaudited)*

| | *Goodwill* *£m* | *Software development cost* *£m* | *Intangible assets under development* *£m* | *Total* *£m* |
|---|---|---|---|---|
| **Cost** | | | | |
| At 1 January 2008 | 11.1 | 54.1 | 70.4 | 135.6 |
| Additions | 10.9 | 9.4 | 32.3 | 52.6 |
| **At 30 June 2008** | 22.0 | 63.5 | 102.7 | 188.2 |
| **Amortisation** | | | | |
| At 1 January 2008 | 1.8 | 17.7 | – | 19.5 |
| Charge for the period | – | 7.4 | – | 7.4 |
| **At 30 June 2008** | 1.8 | 25.1 | – | 26.9 |
| **Net book value** | | | | |
| **At 30 June 2008** | 20.2 | 38.4 | 102.7 | 161.3 |
| At 31 December 2007 | 9.3 | 36.4 | 70.4 | 116.1 |

*30 June 2007 (Unaudited)*

| | *Goodwill* *£m* | *Software development cost* *£m* | *Intangible assets under development* *£m* | *Total* *£m* |
|---|---|---|---|---|
| **Cost** | | | | |
| At 1 January 2007 | 4.8 | 38.5 | 19.6 | 62.9 |
| Additions | 6.3 | 6.2 | 23.7 | 36.2 |
| At 30 June 2007 | 11.1 | 44.7 | 43.3 | 99.1 |
| **Amortisation** | | | | |
| At 1 January 2007 | 1.8 | 6.4 | – | 8.2 |
| Charge for the period | – | 5.2 | – | 5.2 |
| **At period end** | 1.8 | 11.6 | – | 13.4 |
| **Net book value** | | | | |
| At 30 June 2007 | 9.3 | 33.1 | 43.3 | 85.7 |
| At 31 December 2006 | 3.0 | 32.1 | 19.6 | 54.7 |

*31 December 2007 (Audited)*

| | *Goodwill* *£m* | *Software development cost* *£m* | *Intangible assets under development* *£m* | *Total* *£m* |
|---|---|---|---|---|
| **Cost** | | | | |
| At 1 January 2007 | 4.8 | 38.5 | 19.6 | 62.9 |
| Additions | 6.3 | 15.6 | 50.8 | 72.7 |
| **At 31 December 2007** | 11.1 | 54.1 | 70.4 | 135.6 |
| **Amortisation** | | | | |
| At 1 January 2007 | 1.8 | 6.4 | – | 8.2 |
| Charge for the year | – | 11.3 | – | 11.3 |
| At 31 December 2007 | 1.8 | 17.7 | – | 19.5 |
| **Net book value** | | | | |
| At 31 December 2007 | 9.3 | 36.4 | 70.4 | 116.1 |
| At 31 December 2006 | 3.0 | 32.1 | 19.6 | 54.7 |

## 12 OTHER BORROWED FUNDS

| | *As at 30.06.08 Unaudited £m* | *As at 30.06.07 Unaudited £m* | *As at 31.12.07 Audited £m* |
|---|---|---|---|
| Dated loan capital | 982.3 | 668.7 | 688.2 |
| Total subordinated liabilities | 982.3 | 668.7 | 688.2 |
| Accrued interest | 17.9 | 13.7 | 17.2 |
| Fair value hedging adjustments | (22.3) | (12.5) | 9.0 |
| Less: unamortised issue costs | (6.1) | (3.4) | (3.2) |
| **Total** | 971.8 | 666.5 | 711.2 |
| Maturing by 2008 | – | 75.0 | 75.0 |
| Maturing by 2013 | 59.3 | 50.5 | 55.0 |
| Maturing by 2015 | 75.3 | 74.8 | 74.9 |
| Maturing by 2017 | 118.6 | 101.0 | 110.0 |
| Maturing by 2017 | 79.1 | 67.4 | 73.3 |
| Maturing by 2023 | 150.0 | 150.0 | 150.0 |
| Maturing by 2023 | 350.0 | – | – |
| Maturing by 2031 | 150.0 | 150.0 | 150.0 |
| **Total loan capital** | 982.3 | 668.7 | 688.2 |

The following subordinated loans each exceed 10 per cent of total subordinated liabilities. The subordinated debt was raised in order to increase the capital base of the Company.

| | *Terms* | *£m* |
|---|---|---|
| Subordinated Notes due 2017 | Floating rate | 118.6 |
| Subordinated Notes due 2023 | Fixed interest rate of 5.25% | 150.0 |
| Subordinated Notes due 2023 | Fixed interest rate of 9.625% | 350.0 |
| Subordinated Notes due 2031 | Fixed interest rate of 5.875% | 150.0 |

The interest rate liabilities of 5.25 per cent on the £150m Notes due 2023, 9.625 per cent on the £350m Notes due 2023 and 5.875 per cent on the £150m Notes due 2031, have each been swapped into floating rates. The

Subordinated Notes due 2023 and 2031 are denominated in Sterling. The Subordinated Notes due 2015 are denominated in US Dollars. The Subordinated Notes due 2013 and 2017 are denominated in Euros.

The Notes are subordinated to the claims of depositors and all other unsubordinated creditors.

All the Notes may be redeemed at the option of Alliance & Leicester plc, at the outstanding principal amount plus accrued interest, in the event of certain changes in UK taxation. Alliance & Leicester plc or any of its subsidiaries may also purchase the Notes in the open market. The 2013 Notes can be redeemed, at the option of Alliance & Leicester plc, at the outstanding principal amount plus accrued interest, not before November 2008. The 2015 Notes can be redeemed, at the option of Alliance & Leicester plc, at the outstanding principal amount plus accrued interest, not before September 2010. The £118.6m 2017 Notes can be redeemed, at the option of Alliance & Leicester plc, at the outstanding principal amount plus accrued interest, not before August 2012. The £79.1m 2017 Notes can be redeemed, at the option of Alliance & Leicester plc, at the outstanding principal amount plus accrued interest, not before October 2012. The £150.0m 2023 Notes can be redeemed, at the option of Alliance & Leicester plc, at the outstanding principal amount plus accrued interest, not before March 2018. The £350.0m 2023 Notes can be redeemed, at the option of Alliance & Leicester plc, at the outstanding principal amount plus accrued interest, not before October 2018. No such purchase or redemption may be made without the consent of the Financial Services Authority.

The Group has not had any defaults of principal, interest or other breaches with respect to any liabilities during the period.

## 13 INNOVATIVE TIER 1

On 22 March 2004, Alliance & Leicester plc issued £300m of innovative tier 1 capital securities. The tier 1 securities are perpetual securities and pay a coupon on 22 March each year, with the first coupon paid on 22 March 2005. At each payment date, Alliance & Leicester plc can decide whether to declare or defer the coupon indefinitely. If a coupon is deferred then Alliance & Leicester plc may not pay a dividend on any share until it next makes a coupon payment. Alliance & Leicester plc can be obliged to make payment only in the event of winding up.

The coupon is 5.827 per cent per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13 per cent per annum above the gross redemption yield on a UK Government Treasury Security. The whole of the tier 1 securities are redeemable at the option of Alliance & Leicester plc on 22 March 2016 or on each coupon payment date thereafter. No such redemption may be made without the consent of the Financial Services Authority.

| | *As at 30.06.08 Unaudited £m* | *As at 30.06.07 Unaudited £m* | *As at 31.12.07 Audited £m* |
|---|---|---|---|
| **Cost** | | | |
| At 1 January | 310.6 | 310.6 | 310.6 |
| Appropriations | 8.7 | 8.7 | 17.5 |
| Coupon paid | (17.5) | (17.5) | (17.5) |
| At period end | 301.8 | 301.8 | 310.6 |

## 14 PREFERENCE SHARES

On 24 May 2006, Alliance & Leicester plc issued 300,000 fixed/floating rate non-cumulative callable preference shares for £1,000 each, resulting in net proceeds of £294m. The preference shares entitle the holders to a discretionary fixed non-cumulative dividend of 6.222 per cent per annum, payable annually from 24 May 2007 until 24 May 2019, and quarterly thereafter at a rate of 1.13 per cent per annum above three month Sterling LIBOR. The preference shares are redeemable, in whole only, at the option of Alliance & Leicester plc on 24 May 2019 or on each quarterly dividend payment date thereafter. No such redemption may be made without the consent of the Financial Services Authority.

## 15 SHARE CAPITAL

| | *As at 30.06.08 Unaudited Number m* | *As at 30.06.07 Unaudited Number m* | *As at 31.12.07 Audited Number m* |
|---|---|---|---|
| **Authorised share capital:** | | | |
| Ordinary shares of 50p | 776.0 | 776.0 | 776.0 |
| Preference shares of £1 | 300.0 | 300.0 | 300.0 |
| **Issued allotted and fully paid:** | | | |
| Ordinary shares of 50p | 420.9 | 430.2 | 420.6 |
| Preference shares of £1 | 0.3 | 0.3 | 0.3 |

During 2008 the Group repurchased nil (2007: 19,943,838) shares with a nominal value of £nil (2007: £10.0m), at a cost of £nil (2007: £193.8m).

## 16 SHAREHOLDERS' EQUITY

| | *Share capital £m* | *Share premium £m* | *Capital redemption reserve £m* | *Reserve for share based payments £m* | *Available for sale £m* | *Cash flow hedging reserve £m* | *Retained earnings £m* | *Total shareholders' equity £m* |
|---|---|---|---|---|---|---|---|---|
| As at 1 January 2008 | 210.3 | 125.1 | 89.9 | 26.2 | (142.7) | (13.7) | 1,420.5 | 1,715.6 |
| Net loss for the period | – | – | – | – | – | – | (23.9) | (23.9) |
| Final dividend for 2007 | – | – | – | – | – | – | (153.6) | (153.6) |
| Losses from changes in fair value | – | – | – | – | (282.1) | (77.8) | – | (359.9) |
| Net losses transferred to profit on disposal | – | – | – | – | 0.2 | – | – | 0.2 |
| Transferred to net profit | – | – | – | – | 17.8 | (1.6) | – | 16.2 |
| New shares issued | 0.2 | 1.9 | – | – | – | – | 2.1 | |
| Share option costs charged to profit in the period | – | – | – | 1.7 | – | – | – | 1.7 |
| Transferred to equity | – | – | – | (1.2) | – | – | – | (1.2) |
| Deferred tax | – | – | – | – | 74.2 | 22.2 | – | 96.4 |
| **As at 30 June 2008** | 210.5 | 127.0 | 89.9 | 26.7 | (332.6) | (70.9) | 1,243.0 | 1,293.6 |

| | *Share capital £m* | *Share premium £m* | *Capital redemption reserve £m* | *Reserve for share based payments £m* | *Available for sale £m* | *Cash flow hedging reserve £m* | *Retained earnings £m* | *Total shareholders' equity £m* |
|---|---|---|---|---|---|---|---|---|
| As at 1 January 2007 | 219.0 | 105.6 | 79.9 | 21.0 | 4.2 | (19.3) | 1,557.4 | 1,967.8 |
| Net profit for the period | – | – | – | – | – | – | 183.6 | 183.6 |
| Final dividend 2006 | – | – | – | – | – | – | (160.1) | (160.1) |
| Gains/(losses) from changes in fair value | – | – | – | – | 0.4 | (54.5) | – | (54.1) |
| Transferred to net profit | – | – | – | – | – | (2.9) | – | (2.9) |
| New shares issued | 0.9 | 13.7 | – | – | – | – | – | 14.6 |
| Share buybacks | (4.8) | – | 4.8 | – | – | – | (109.4) | (109.4) |
| Share option costs charged to profit in the period | – | – | – | 4.4 | – | – | – | 4.4 |
| Transferred to equity | – | – | – | (2.1) | – | – | – | (2.1) |
| Deferred tax | – | – | – | (0.1) | 17.2 | – | 17.1 | |
| As at 30 June 2007 | 215.1 | 119.3 | 84.7 | 23.3 | 4.5 | (59.5) | 1,471.5 | 1,858.9 |

| | Share capital £m | Share premium £m | Capital redemption reserve £m | Reserve for share based payments £m | Available for sale £m | Cash flow hedging reserve £m | Retained earnings £m | Total shareholders' equity £m |
|---|---|---|---|---|---|---|---|---|
| As at 1 January 2007 | 219.0 | 105.6 | 79.9 | 21.0 | 4.2 | (19.3) | 1,557.4 | 1,967.8 |
| Net profit for the period | – | – | – | – | – | – | 256.7 | 256.7 |
| Final dividend for 2006 | – | – | – | – | – | – | (160.1) | (160.1) |
| Interim dividend for 2007 | – | – | – | – | – | – | (80.7) | (80.7) |
| Actuarial gain on retirement benefit obligations | – | – | – | – | – | – | 56.4 | 56.4 |
| (Losses)/gains from changes in fair value | – | – | – | – | (219.8) | 14.8 | – | (205.0) |
| Net losses transferred to profit on disposal | – | – | – | – | (0.6) | – | (0.6) | |
| Transferred to net profit | – | – | – | – | 10.6 | (7.4) | – | 3.2 |
| New shares issued | 1.3 | 19.5 | – | – | – | – | – | 20.8 |
| Share buybacks | (10.0) | 10.0 | – | – | – | (193.8) | (193.8) | |
| Share option costs charged to profit in the year | – | – | – | 7.6 | – | – | – | 7.6 |
| Transferred to equity | – | – | – | (2.4) | – | – | – | (2.4) |
| Deferred tax | – | – | – | (5.0) | – | (1.8) | (15.4) | (22.2) |
| Current tax | – | – | – | 5.0 | 62.9 | – | – | 67.9 |
| As at 31 December 2007 | 210.3 | 125.1 | 89.9 | 26.2 | (142.7) | (13.7) | 1,420.5 | 1,715.6 |

## 17 DIVIDENDS

During the period a final dividend of 36.5p per ordinary share in respect of 2007 (2007: 36.5p) was paid amounting to £153.6m (2007: £160.1m).

An interim dividend of 18.0p has been declared by the Board.

## 18 CONTINGENT LIABILITIES

### Litigation

On 27 July 2007 it was announced that the Office of Fair Trading ("OFT") had agreed with eight financial institutions to start proceedings in the High Court of England and Wales in a test case to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. Alliance & Leicester plc is not part of the proceedings but will be bound by the outcome.

During the test case proceedings the Financial Ombudsman Service has agreed to suspend reviews of all personal customer current account fee complaints, and the majority of county courts have agreed to stay pending any potential future litigation in relation to such matters. In addition, the Financial Services Authority ("FSA") has granted banks a waiver from processing complaints received from customers in respect of current account overdraft charges. This waiver has recently been extended to January 2009.

On 24 April 2008, a High Court judgment was announced in respect of the first stage of the process. The Court's judgment was that the institutions' current terms and conditions relating to unauthorised overdraft charges are not unenforceable penalties, but are assessable for fairness under the Unfair Terms in Consumer Contracts Regulations 1999. The financial institutions are appealing the fairness ruling, and this is expected to be heard in the second half of 2008.

A further Court hearing took place in July 2008 to assess whether historic charges could be challenged by customers. No judgment has been made on this to date.

The OFT have also indicated that they expect to engage with the financial institutions on the question of fairness, though the ultimate decision as to fairness is a matter for a Court.

It is likely that the test case process will take some time to conclude, and until the outcome of the test case is finally determined it is not possible to conclude whether the charges are fair or otherwise. On this basis, no provision for any claims that may arise has been made in these accounts. Whilst the legal proceedings

continue, and given the numerous uncertainties regarding the case, there are a range of possible outcomes that could be finally determined. These would cover the period over which reimbursement would be required and the level of reimbursement. Therefore, it is not practicable, at this stage, to reliably estimate the financial impact on the Group if the Court rules against the financial institutions.

**Collateral – Assets pledged as collateral security**

£21,696.2m (December 2007: £17,683.0m), including amounts disclosed in Note 9 relating to credit risk exposure, of assets are pledged as collateral under repurchase agreements and loans with other banks and for security deposits relating to local futures, options stock exchange memberships and funding.

**Capital commitments**

| | *As at 30.06.08 Unaudited £m* | *As at 30.06.07 Unaudited £m* | *As at 31.12.07 Audited £m* |
|---|---|---|---|
| Future capital expenditure: | | | |
| Contracted for but not provided in the accounts | 32.5 | 15.0 | 1.7 |

The following table indicates the contractual amounts of the Group's financial instruments that commit them to extend credit to customers:

| | *As at 30.06.08 Unaudited £m* | *As at 30.06.07 Unaudited £m* | *As at 31.12.07 Audited £m* |
|---|---|---|---|
| Contingent liabilities: | | | |
| Guarantees, liquidity facilities and irrevocable letters of credit | 277.4 | 390.2 | 402.0 |
| Commitments: | | | |
| Irrevocable undrawn loan facilities | 1,971.5 | 1,166.0 | 1,699.2 |

Contingent liabilities and commitments are shown on a basis consistent with the regulatory reporting of these items.

Included within loans and advances to customers is £721.1m (December 2007: £26.8m) in respect of bankruptcy remote Special Purpose Vehicles (SPVs) in relation to our off balance sheet Conduit. The SPVs, owned by charitable trusts, are funded by Asset Backed Commercial Paper and invest in 'AAA' rated assets. The Group provides liquidity facilities to the SPVs, amounting to £708m at 30 June 2008 (December 2007: £698m).

Against the backdrop of continued tension in the funding markets, the liquidity facility was fully drawn in the first half of 2008. The recoverability of the loans is considered with respect to the quality of the SPV assets, and to date a £7m impairment provision is considered appropriate. The SPVs are not consolidated into the Group accounts on the basis that the SPVs are not controlled by the Group and the benefits the Group receives from the SPVs are restricted to interest and fees relating directly to the loans and liquidity facilities provided.

Alliance & Leicester International Limited, a subsidiary licensed under the Isle of Man Banking Acts 1975 to 1986, has a contingent liability to the Isle of Man Depositors Compensation Scheme.

The Company guarantees and gives commitments in respect of some of its subsidiary undertakings.

**Recommended offer for the entire ordinary share capital of Alliance & Leicester plc by Banco Santander, S.A.**

Banco Santander, S.A. and Alliance & Leicester plc have entered into an Implementation Agreement, which contains an agreement to pay a break fee to Banco Santander of £12.6m (inclusive of VAT) if, before the acquisition is withdrawn or lapses or, with the consent of the Takeover Panel, is not made (i) an announcement concerning an alternative proposal is made and that alternative proposal becomes effective or is otherwise completed or (ii) the directors of Alliance & Leicester plc fail to recommend that Alliance & Leicester plc shareholders accept the acquisition or vote in favour of the resolutions required to implement the acquisition at the relevant Scheme and shareholder meetings or as applicable withdraw, qualify or adversely modify their recommendation.

## 19 RELATED PARTY TRANSACTIONS

The Group had no material or unusual related party transactions during the half year to 30 June 2008.

## 20 CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances:

| | *Six months ended 30.06.08 Unaudited £m* | *Six months ended 30.06.07 Unaudited £m* | *Year ended 31.12.07 Audited £m* |
|---|---|---|---|
| Cash and balances with central banks | 1,993.5 | 1,589.1 | 3,471.0 |
| Due to other banks | 268.4 | 439.3 | 384.5 |
| Total | 2,261.9 | 2,028.4 | 3,855.5 |

## 21 EVENTS AFTER THE BALANCE SHEET DATE

In July 2008, Santander approached the Board of Alliance & Leicester plc with a proposed offer to acquire the entire share capital of the Company. On 14 July 2008, after careful consideration and discussions with our advisors, the Board took the decision to recommend the acquisition by Santander to our shareholders.

It is intended that the acquisition will be implemented by means of a Scheme of Arrangement under sections 895 to 899 of the Companies Act. It is expected the Scheme Document will be posted in August 2008 and, subject to the satisfaction of a number of conditions, including shareholder approval being granted at an Extraordinary General Meeting, likely to take place in September, the Scheme will become effective and the acquisition completed in or around October 2008.

This transaction has had no impact on Alliance & Leicester plc's reported results for the first six months of 2008.

## 22 PRINCIPAL RISKS AND UNCERTAINTIES

The Disclosure and Transparency Rules (DTR 4.2.7R) require that a description of the principal risks and uncertainties are given in the half-yearly financial report for the remaining six months of the financial year.

Alliance & Leicester plc's principal inherent risks are described in the Risk Management Policy and Control Framework section on pages 54 to 72 of the 2007 Annual Report and Accounts.

**Market and economic outlook**

The outlook for the UK economy has worsened as 2008 has progressed, and the degree of uncertainty about the economic outlook has increased. Whilst our current base case economic assumptions are broadly in line with the consensus of market commentators, at this early stage in the economic cycle we see significantly more risks to the downside of our base case forecast than to the upside.

In our base case scenario, UK GDP growth in 2008 and 2009 is expected to remain positive, but significantly below long term averages. Inflation is expected to peak later this year, although this will depend on wage inflation remaining broadly stable, and unemployment is expected to increase, but to remain lower than experienced in previous periods of economic slowdown.

UK gross mortgage lending continues to remain more robust than net lending, which has fallen by over 44 per cent in the first half of the year. The sharper fall in net lending reflects the significant decline in house purchase activity, particularly for first time buyers. The housing market remains exceptionally subdued, with new buyer enquiries and new instructions to sell continuing to fall. House prices have fallen by 6 per cent over the past 12 months and are expected to fall further in the second half of the year.

Alliance & Leicester's strategy and the prudent approach we have taken in response to the difficult financial market conditions since late last summer, have enabled the Group to be resilient in the current very difficult trading environment. The Board is, however, acutely aware of the significant external risks and uncertainties presented by deteriorating in economic conditions and the continuing turbulence in financial markets. There is a risk that the current economic and market turbulence could continue for a significant period of time, and a risk of further uncertainty and contagion impacting the valuation of Alliance & Leicester.

Against this background, the proposal from Santander provides both greater stability and greater certainty in uncertain times. In addition, there are clear benefits in being part of a global financial group in the current environment, and an excellent strategic fit between our business and Santander's existing UK operations.

**Funding and liquidity**

Liquidity risk is the risk that the Group does not have sufficient financial resources available to meet its obligations as they fall due, or that the Group is unable to meet regulatory prudential liquidity ratios.

In the first half of 2008 we continued to implement the strategic funding programme we started in October 2007, and have now pre-funded our medium term wholesale funding, commercial paper and certificates of deposit into the third quarter of 2009.

In addition to funding our customer loans and advances we also hold liquidity, in the form of cash and short term deposits, to manage the day to day requirements of the business. We continue to hold a significantly higher level of liquidity than in the first half of 2007, in recognition of the current market conditions. Cash and balances with central banks, and the value of funds due from other banks, was £6.6bn at the end of June 2008, £3.4bn higher than at the end of June 2007 and similar to the £6.3bn at the end of December 2007.

56 per cent of our customer loans and advances are funded by customer deposits.

**Credit quality**

Credit risk is the risk of loss arising from a customer or counter party failing to meet their financial obligations to the Group as and when they fall due.

Our customer loan asset quality remains strong. Our mortgage asset quality remains excellent. The average LTV of our new prime residential lending was 64 per cent (2007: 67 per cent), with just 3 per cent of new lending having an LTV of over 90 per cent. The proportion of mortgage accounts in arrears has increased from 0.49 per cent at the end of December 2007 to 0.61 per cent, reflecting a 24,000 reduction in the number of mortgage accounts and an increase of just 419 accounts in arrears. During the first half of 2008 we have tightened our mortgage credit criteria, including withdrawing our 'PlusMortgage' product and limiting new buy to let mortgages to 75 per cent LTV. The asset quality of our unsecured personal lending remains strong. The value of our traditional unsecured personal loans in arrears increased by just £1m since the end of 2007. We continue to grow our commercial lending balances in our areas of expertise, albeit at a slower rate than in 2007. The proportion of commercial loan balances (capital and arrears) that were past due or impaired at 30 June 2008 was 1.7 per cent (December 2007: 2.2 per cent).

Over 92 per cent of our treasury investments are bank floating rate notes or AAA rated asset backed securities, on which no impairment charges have been incurred. We saw the greatest impairment within our

investments in SIV capital notes, which have now been written down from an original value of £390m to £95m. The treasury investment portfolio is reducing as assets mature and redeem, and at the end of June 2008 total treasury assets were £22.6bn, £0.5bn lower than in December 2007. Treasury's trading and investment securities at the end of June 2008 were £13.6bn, £1.9bn lower than in December 2007.

**Capital**

In order to protect the solvency of the Group, internal capital is held to provide a cushion for unexpected losses.

During the first half of 2008 we strengthened our capital base with the issue of £350m of lower tier 2 capital, and we continue to have a number of initiatives which we could implement to strengthen further our capital base in the future. At the end of June 2008 our core tier 1 ratio was 6.5 per cent (2007: 6.9 per cent), which we believe is an appropriate level for the mix and quality of our assets.

**Banco Santander**

On 14 July 2008 the recommended acquisition of Alliance & Leicester by Santander was announced. Under the terms of the acquisition, Alliance & Leicester ordinary shareholders will receive one Santander share for every three Alliance & Leicester ordinary shares. It is anticipated that further information will be sent to shareholders in August 2008 and subject to, amongst other things, Alliance & Leicester shareholder approval being granted, the transaction is expected to complete in or around October 2008.

If this transaction does not complete, Alliance & Leicester will continue to pursue its strategic objectives.

# PART 7

# BANCO SANTANDER GROUP INTERIM FINANCIAL STATEMENTS

The financial information in this Part 7 has been extracted, without material adjustment, but with some minor presentational differences, from the English translation of the audited consolidated interim financial statements of the Banco Santander Group for the six month period ended 30 June 2008. This financial information has been translated into English from the original Spanish version of such financial statements. In the event of a discrepancy, the Spanish language version prevails.

References in this Part 7 to "Santander Group" or "Group" or "group" or "Grupo Santander" are to the Banco Santander Group and to "Bank" or "Santander" are to Banco Santander. The financial information in this Part 7 has been prepared in accordance with IFRS (as adopted by the Bank of Spain).

## SANTANDER GROUP

## CONDENSED CONSOLIDATED BALANCE SHEET AT 30 JUNE 2008

(Thousands of Euros)

| ASSETS | Note | 30/06/08 | 31/12/07 (*) | LIABILITIES AND EQUITY | Note | 30/06/08 | 31/12/07 (*) |
|---|---|---|---|---|---|---|---|
| CASH AND BALANCES WITH CENTRAL BANKS | | 19,594,413 | 31,062,775 | FINANCIAL LIABILITIES HELD FOR TRADING | 10 | 111,169,182 | 123,398,293 |
| FINANCIAL ASSETS HELD FOR TRADING | 5 | 135,997,280 | 158,806,860 | OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS | 10 | 36,957,205 | 39,718,002 |
| OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS | 5 | 31,314,469 | 24,829,441 | FINANCIAL LIABILITIES AT AMORTISED COST | 10 | 668,208,621 | 646,411,202 |
| AVAILABLE-FOR-SALE FINANCIAL ASSETS | 5 | 38,725,563 | 44,348,907 | | | | |
| LOANS AND RECEIVABLES | 5 | 624,219,888 | 579,523,720 | CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK | | (819,266) | (516,725) |
| HELD-TO-MATURITY INVESTMENTS | 5 | - | | HEDGING DERIVATIVES | | 5,111,048 | 4,134,571 |
| CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK | | (484,567) | 297,131 | LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE | | 57,846 | 63,420 |
| HEDGING DERIVATIVES | | 3,525,546 | 3,063,169 | LIABILITIES UNDER INSURANCE CONTRACTS | | 14,958,904 | 13,033,617 |
| NON-CURRENT ASSETS HELD FOR SALE | 6 | 2,706,627 | 10,156,429 | PROVISIONS | 11 | 15,668,341 | 16,570,899 |
| | | | | TAX LIABILITIES: | | 5,230,794 | 6,156,365 |
| INVESTMENTS: | | 17,210,923 | 15,689,127 | *Current* | | *1,570,152* | *2,412,133* |
| *Associates* | 7 | *17,210,923* | *15,689,127* | *Deferred* | | *3,660,642* | *3,744,232* |
| *Jointly controlled entities* | | - | | | | | |
| INSURANCE CONTRACTS LINKED TO PENSIONS | | 2,497,284 | 2,525,550 | OTHER LIABILITIES | | 6,036,552 | 6,387,176 |
| | | | | EQUITY REFUNDABLE ON DEMAND | | - | |
| REINSURANCE ASSETS | | 302,444 | 309,774 | | | | |
| | | | | **TOTAL LIABILITIES** | | **862,579,227** | **855,356,820** |
| TANGIBLE ASSETS: | 8 | 9,255,567 | 9,459,033 | | | | |
| *Property, plant and equipment* | | *8,622,432* | *8,998,308* | OWN FUNDS: | 12 | 55,544,083 | 54,477,846 |
| *Investment property* | | *633,135* | *460,725* | *Capital* | | *3,127,148* | *3,127,148* |
| | | | | *Share premium* | | *20,370,128* | *20,370,128* |
| | | | | *Reserves* | | *21,121,908* | *16,371,430* |
| INTANGIBLE ASSETS: | 9 | 15,128,476 | 16,033,042 | *Other equity instruments-* | | *7,090,591* | *7,086,881* |
| *Goodwill* | | *13,138,198* | *13,830,708* | *Less: Treasury shares* | | *(50,165)* | *(192)* |
| | | | | *Profit for the year attributable to the parent* | | *4,730,267* | *9,060,258* |
| *Other intangible assets* | | *1,990,278* | *2,202,334* | *Less: Dividends and remuneration* | 3 | *(845,794)* | *(1,537,807)* |
| TAX ASSETS: | | 13,064,003 | 12,698,072 | VALUATION ADJUSTMENTS: | 12 | (2,126,105) | 722,036 |
| *Current* | | *2,177,692* | *1,845,310* | *Available-for-sale financial assets* | | *(877,196)* | *1,393,202* |
| *Deferred* | | *10,886,311* | *10,852,762* | *Cash flow hedges* | | *(158,089)* | *(31,051)* |
| | | | | *Hedges of net investments in foreign operations* | | *1,381,005* | *638,474* |
| OTHER ASSETS | | 5,273,946 | 4,111,941 | *Exchange differences* | | *(2,436,071)* | *(1,276,749)* |
| | | | | *Non-current assets held for sale* | | - | |
| | | | | *Entities accounted for using the equity method* | | *(35,754)* | *(1,840)* |
| | | | | EQUITY ATTRIBUTABLE TO THE PARENT | | **53,417,978** | **55,199,882** |
| | | | | MINORITY INTERESTS | 12 | **2,334,657** | **2,358,269** |
| | | | | *Valuation adjustments* | | *(206,502)* | *(73,622)* |
| | | | | *Other* | | *2,541,159* | *2,431,891* |
| **TOTAL ASSETS** | | **918,331,862** | **912,914,971** | **TOTAL LIABILITIES AND EQUITY** | | **918,331,862** | **912,914,971** |
| | | | | MEMORANDUM ITEMS: | | | |
| | | | | CONTINGENT LIABILITIES | | 70,749,994 | 76,216,585 |
| | | | | CONTINGENT COMMITMENTS | | 129,552,613 | 114,676,563 |

(*) Presented for comparison purposes only.

## SANTANDER GROUP

**CONDENSED CONSOLIDATED INCOME STATEMENT**
**FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2008**
(Thousands of Euros)

| | Note | (Debit) Credit 30/06/08 | 30/06/07 (*) |
|---|---|---|---|
| INTEREST AND SIMILAR INCOME | 13 | 24,908,639 | 21,720,155 |
| INTEREST EXPENSE AND SIMILAR CHARGES | | (16,428,154) | (14,299,019) |
| RETURN ON EQUITY REFUNDABLE ON DEMAND | | - | - |
| **INTEREST INCOME/(CHARGES)** | | **8,480,485** | **7,421,136** |
| INCOME FROM EQUITY INSTRUMENTS | 13 | 318,807 | 288,170 |
| SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD | 7 | 614,023 | 159,800 |
| FEE AND COMMISSION INCOME | 13 | 4,854,398 | 4,733,340 |
| FEE AND COMMISSION EXPENSE | | (726,408) | (684,098) |
| GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net) | 13 | 1,660,463 | 1,137,789 |
| EXCHANGE DIFFERENCES (net) | | 7,804 | 143,643 |
| OTHER OPERATING INCOME | 13 | 4,707,302 | 3,749,903 |
| OTHER OPERATING EXPENSES | | (4,824,424) | (3,909,263) |
| **GROSS OPERATING INCOME** | | **15,092,450** | **13,040,420** |
| ADMINISTRATIVE EXPENSES | | (5,594,824) | (5,328,080) |
| *Personnel expenses* | | *(3,345,515)* | *(3,146,816)* |
| *Other general expenses* | | *(2,249,309)* | *(2,181,264)* |
| DEPRECIATION AND AMORTISATION | | (614,876) | (621,529) |
| PROVISIONS (net) | | (309,736) | (318,936) |
| IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net) | 5 | (2,485,277) | (1,512,202) |
| **PROFIT/(LOSS) FROM OPERATIONS** | | **6,087,737** | **5,259,673** |
| IMPAIRMENT LOSSES ON OTHER ASSETS (net) | | (17,887) | (18,788) |
| GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE | | 57,147 | 35,117 |
| NEGATIVE CONSOLIDATION DIFFERENCE | | - | - |
| GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS | 1-f | (28,176) | 615,213 |
| **PROFIT/LOSS BEFORE TAX** | | **6,098,821** | **5,891,215** |
| INCOME TAX | | (1,109,272) | (1,227,182) |
| **PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS** | | **4,989,549** | **4,664,033** |
| PROFIT FROM DISCONTINUED OPERATIONS (Net) | | 2,563 | 62,787 |
| **CONSOLIDATED PROFIT FOR THE PERIOD** | | **4,992,112** | **4,726,820** |
| *Profit for the period attributable to the parent* | | *4,730,267* | *4,458,370* |
| *Profit attributable to minority interests* | | *261,845* | *268,450* |
| **EARNINGS PER SHARE:** | | | |
| *Basic (euros)* | *3* | *0.7100* | *0.7143* |
| *Diluted (euros)* | *3* | *0.7064* | *0.7110* |

(*) Presented for comparison purposes only. Unaudited balances.

## SANTANDER GROUP

## CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

## FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2008

(Thousands of Euros)

| | Note | 30/06/08 | 30/06/07 (*) |
|---|---|---|---|
| **CONSOLIDATED PROFIT FOR THE PERIOD** | | **4,992,112** | **4,726,820** |
| **OTHER RECOGNISED INCOME/(EXPENSES)** | | **(2,981,022)** | **(1,060,515)** |
| Available-for-sale financial assets: | | (3,099,656) | (1,115,567) |
| *Revaluation gains/losses* | 5 | *(2,435,224)* | *(196,319)* |
| *Amounts transferred to income statement* | | *(664,432)* | *(919,248)* |
| *Other reclassifications* | | - | - |
| Cash flow hedges: | | (177,491) | (123,621) |
| *Revaluation gains/losses* | | *(164,359)* | *(123,621)* |
| *Amounts transferred to income statement* | | *(13,132)* | - |
| *Amounts transferred at the initial carrying amount of hedged items* | | - | - |
| *Other reclassifications* | | - | - |
| Hedges of net investments in foreign operations: | | 742,531 | 33,664 |
| *Revaluation gains/losses* | | *742,531* | *33,664* |
| *Amounts transferred to income statement* | | - | - |
| *Other reclassifications* | | - | - |
| Exchange differences: | | (1,202,768) | 72,554 |
| *Revaluation gains/losses* | 7 and 9 | *(1,247,051)* | *26,593* |
| *Amounts transferred to income statement* | | *44,283* | *45,961* |
| *Other reclassifications* | | - | - |
| Non-current assets held for sale: | | - | - |
| *Revaluation gains/losses* | | - | - |
| *Amounts transferred to income statement* | | - | - |
| *Other reclassifications* | | - | - |
| Actuarial gains/losses on pension plans | | - | - |
| Entities accounted for using the equity method: | | (33,914) | (19,311) |
| *Revaluation gains/losses* | | *(33,914)* | *(19,311)* |
| *Amounts transferred to income statement* | | - | - |
| *Other reclassifications* | | - | - |
| Other recognised income and expenses | | - | - |
| Income tax | | 790,276 | 91,766 |
| **TOTAL RECOGNISED INCOME/EXPENSES** | | **2,011,090** | **3,666,305** |
| *Attributable to the parent* | | 1,882,126 | 3,474,085 |
| *Attributable to minority interests* | | 128,964 | 192,220 |

(*) Presented for comparison purposes only. Unaudited balances.

**SANTANDER GROUP**

**CONDENSED CONSOLIDATED CASH FLOW STATEMENT**

**FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2008**

(Thousands of Euros)

| | Note | 30/06/08 | 30/06/07 (*) |
|---|---|---|---|
| **A. CASH FLOWS FROM OPERATING ACTIVITIES** | | (14,719,283) | 7,589,312 |
| **Consolidated profit for the period** | | 4,992,112 | 4,726,820 |
| **Adjustments made to obtain the cash flows from operating activities:** | | 4,231,260 | 3,957,598 |
| Depreciation and amortisation | | 614,876 | 621,529 |
| Other | | 3,616,384 | 3,336,069 |
| **Net increase/(decrease) in operating assets and liabilities:** | | (23,008,904) | (606,050) |
| Operating assets | | (30,992,361) | (48,160,564) |
| Operating liabilities | | 7,983,457 | 47,554,514 |
| **Collections/(Payments) of income tax** | | (933,751) | (489,056) |
| **B. CASH FLOWS FROM INVESTING ACTIVITIES** | | 7,976,613 | (1,166,940) |
| **Payments:** | | (1,737,453) | (1,818,894) |
| Tangible assets | 8 | (1,077,961) | (1,206,439) |
| Intangible assets | | (120,368) | (400,278) |
| Investments | 7 | (539,124) | (189,928) |
| Subsidiaries and other business units | | - | - |
| Non-current assets and associated liabilities held for sale | | - | (22,249) |
| Held-to-maturity investments | | - | - |
| Other payments related to investing activities | | - | - |
| **Collections:** | | 9,714,066 | 651,954 |
| Tangible assets | 8 | 553,639 | 321,190 |
| Intangible assets | | - | - |
| Investments | | - | 30,726 |
| Subsidiaries and other business units | | - | - |
| Non-current assets and associated liabilities held for sale | 6 | 9,160,427 | 300,038 |
| Held-to-maturity investments | | - | - |
| Other collections related to investing activities | | - | - |
| **C. CASH FLOWS FROM FINANCING ACTIVITIES** | | (4,642,851) | 61,627 |
| **Payments:** | | (9,256,119) | (8,001,771) |
| Dividends | 3 | (2,532,372) | (1,918,925) |
| Subordinated liabilities | | (564,940) | (1,876,422) |
| Redemption of own equity instruments | | - | - |
| Acquisition of own equity instruments | 12 | (4,444,223) | (3,938,302) |
| Other payments related to financing activities | | (1,714,584) | (268,122) |
| **Collections:** | | 4,613,268 | 8,063,398 |
| Subordinated liabilities | | 219,018 | 3,744,929 |
| Issuance of own equity instruments | | - | - |
| Disposal of own equity instruments | 12 | 4,394,250 | 3,955,755 |
| Other collections related to financing activities | | - | 362,714 |
| **D. EFFECT OF CHANGES IN EXCHANGE RATES** | | (82,841) | 67,065 |
| **E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS** | | (11,468,362) | 6,551,064 |
| **F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | | 31,062,775 | 13,835,149 |
| **G. CASH AND CASH EQUIVALENTS AT END OF PERIOD** | | 19,594,413 | 20,386,213 |
| | | | |
| **COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD** | | | |
| Cash | | 2,588,699 | 2,375,687 |
| Cash equivalents at central banks | | 17,005,714 | 18,010,526 |
| Other financial assets | | - | - |
| Less: Bank overdrafts refundable on demand | | - | - |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | | 19,594,413 | 20,386,213 |

(*) Presented for comparison purposes only. Unaudited balances.

## Banco Santander, S.A. and Companies composing the Santander Group

Explanatory notes to the condensed consolidated half-yearly financial statements for the six-month period ended 30 June 2008

### 1. Introduction, basis of presentation of the condensed consolidated interim financial statements and other information

#### *a) Introduction*

Banco Santander, S.A. ("the Bank" or "Banco Santander") is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, the Santander Group ("the Group" or "the Santander Group").

The Group's condensed consolidated interim financial statements ("condensed consolidated half-yearly financial statements") for the six-month period ended 30 June 2008 were prepared and signed by the Group's directors at the meeting held on 21 July 2008. The Group's consolidated financial statements for 2007 were approved by the shareholders at the Bank's Annual General Meeting on 21 June 2008.

#### *b) Basis of presentation of the condensed consolidated half-yearly financial statements*

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in conformity with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.

The Group's consolidated financial statements for 2007 were prepared by the Bank's directors (at the Board Meeting on 24 March 2008) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to the aforesaid consolidated financial statements and, accordingly, they presented fairly the Group's equity and financial position at 31 December 2007, and the consolidated results of its operations, the consolidated recognised income and expense and the consolidated cash flows in 2007.

These condensed consolidated half-yearly financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial statements, in conformity with Article 12 of Royal Decree 1362/2007, taking into account the requirements of Spanish National Securities Market Commission (CNMV) Circular 1/2008, of 30 January. The aforesaid half-yearly financial statements will be included in the half-yearly financial report for the first six months of 2008 to be presented by the Group in accordance with the aforementioned Circular 1/2008.

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorised for issue, focusing on new activities, events and circumstances arising during the six-month period, rather than duplicating information reported in the previous consolidated financial statements authorised for issue. Consequently, these half-yearly financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and, accordingly, in order to properly comprehend the information included in these half-yearly financial statements, these should be read together with the Group's consolidated financial statements for the year ended 31 December 2007.

The accounting policies and methods used in preparing these condensed consolidated half-yearly financial statements are the same as those applied in the consolidated financial statements for 2007, taking into account the standards and interpretations that came into force in the first half of 2008. Accordingly:

- IFRIC 11 IFRS 2—Group and Treasury Share Transactions came into force and was adopted by the European Union in the first half of 2008. Under this interpretation, treasury or group share-based payment transactions shall be accounted for as equity-settled, regardless of how the equity instruments needed are obtained. The application of this interpretation did not have a material effect on the condensed consolidated half-yearly financial statements.

- At the date of preparation of these half-yearly financial statements, the following interpretations had not yet been adopted by the European Union:

  - IFRIC 12 Service Concession Arrangements: owing to the nature of this interpretation, following its adoption by the European Union its application will not affect the consolidated financial statements.

  - IFRS 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction: this interpretation provides general guidance on how to ascertain the limit in IAS 19, Employee Benefits, on the amount of the surplus that can be recognised as an asset. It also explains how pension assets or liabilities can be affected when there is a statutory or contractual minimum funding requirement and establishes that the entity only needs to recognise an additional liability if it has a contractual obligation to make additional contributions to the plan and its capacity to recover them is restricted. The interpretation standardises the practice and ensures that the entities recognise an asset in relation to a surplus on a consistent basis.

The formats of the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement presented in these half-yearly financial statements differ only with respect to the presentation criteria of certain items and types of income from those presented in the Group's consolidated financial statements at 31 December 2007, because the former were prepared in accordance with the models contained in Spanish National Securities Market Commission (CNMV) Circular 1/2008, which coincide, albeit in condensed format, with those expected to be applicable to Spanish credit institutions following the approval of the amendments to current Bank of Spain Circular 4/2004, which will be used by the Group in its financial statements for 2008. Pursuant to IAS 1, the comparative figures were reclassified.

The main differences between the financial statement formats in CNMV Circular 1/2008 with respect to the formats included in the Group's consolidated financial statements at 31 December 2007 are as follows:

***Consolidated balance sheet***

- "Other Assets" and "Other Liabilities" group together the balance sheet line items "Prepayments and Accrued Income" and "Other Assets", and "Accrued Expenses and Deferred Income" and "Other Liabilities", included in the Group's consolidated financial statements for 2007.

- The balance of "Equity Having the Substance of a Financial Liability" (because it is not refundable on demand) was transferred to "Financial Liabilities at Amortised Cost" on the liability side of the consolidated balance sheet.

- A new item included in the valuation adjustments in consolidated equity entitled "Entities Accounted for Using the Equity Method" was created, which includes separately the valuation adjustments recognised in equity originating from associates accounted for using the equity method.

***Consolidated income statement***

- "Net Interest Income" is excluded and a new income heading called "Interest Income/(Charges)", consisting of the difference between "Interest and Similar Income" and "Interest Expense and Similar Charges" is introduced. The aforementioned interest currently also includes financial income and expenses from insurance activities and other non-financial activities that used to be presented separately.

- The Insurance activity income is no longer presented on an aggregate basis but recognised, according to its nature, in various line items in the consolidated income statement, with the ensuing effect on each income statement total and line item.

- A new margin entitled "Gross Operating Income" is added and "Gross Income" eliminated. The new "Gross Operating Income" is similar to the former "Gross Income", except basically for the fact that it includes other operating income and expenses, which formerly were not part of gross income, and for the effect of including the interest expenses and financial charges from non-financial activities according to their nature.

- "Sales and Income from the Provision of Non-Financial Services" and "Cost of Sales" are excluded and these items are recognised mainly under "Other Operating Income" and "Other Operating Expenses", respectively.

- The balance of "Impairment Losses (Net)" is separated into two different line items: "Impairment Losses on Financial Assets (Net)", which includes the net impairment losses on financial assets other than equity instruments classified as investments; and "Impairment Losses on Other Assets (Net)", which includes the net impairment losses on equity instruments classified as investments and on other non-financial assets.

- "Net Operating Income" is eliminated and "Profit/(Loss) from Operations" is created. The difference between the two margins is basically that the latter, in contrast to the former, includes the finance income and costs from the Group's non-financial activities, the net charge to impairment losses on financial instruments and the net charge to provisions.

- "Other Gains" and "Other Losses" are excluded. They are replaced by the line items: "Gains/(Losses) on Disposal of Assets not Classified as Non-current Assets Held for Sale" and "Gains/(Losses) on Non-

current Assets Held for Sale not Classified as Discontinued Operations", which include mainly the balances of the excluded line items mentioned above. Other gains and losses that were recognised in the excluded line items but which are not included in the newly-created line items were classified in the consolidated income statement according to their nature.

***Statement of recognised income and expense***

The main change affecting the Group is the separate presentation under "Income Tax" of the tax effect of the changes in the items recognised directly in equity, except for "Entities Accounted for Using the Equity Method", which is presented net of the related tax effect. Previously, all the items were presented net of the related tax effect.

***Consolidated cash flow statement***

Although the names of the various line items change, there are no significant changes with respect to the December 2007 formats. However, following a detailed analysis of the characteristics of the transactions carried out by the Group and of the destination of the Group's senior debt issues, the Group decided to present its long-term senior debt issues and the related redemptions under Operating Activities rather than under Financing Activities as had been the practice until December 2007, considering that this provides a fairer presentation of the Group. This criterion was also applied to the comparative data at 30 June 2007 and, with respect to the data presented under the previous criterion, it resulted in an increase of EUR 46,048 million in the cash flows from operating activities and a reduction of the same amount in the cash flows from financing activities.

All accounting policies and measurement bases with a material effect on the condensed consolidated half-yearly financial statements were applied in their preparation.

***c) Estimates made***

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the condensed consolidated half-yearly financial statements. The main accounting policies and measurement bases are described in Note 2 to the 2007 consolidated financial statements.

In the condensed consolidated half-yearly financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1. The income tax expense, which in accordance with IAS 34 is recognised in interim periods on the basis of the best estimate of the weighted average tax rate expected by the Group for the yearly period;

2. The impairment losses on certain assets;

3. The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4. The useful life of tangible and intangible assets;

5. The measurement of goodwill arising on consolidation; and

6. The fair value of certain unquoted assets.

In the six-month period ended 30 June 2008 there were no significant changes in the estimates made at 2007 year-end other than those indicated in these half-yearly financial statements.

### *d) Other matters*

*i. Challenges of corporate resolutions*

A detailed description of the objection to certain corporate resolutions adopted by the Bank's shareholders at the General Meetings on 18 January 2000, 4 March 2000, 10 March 2001, 9 February 2002, 24 June 2002, 21 June 2003, 19 June 2004 and 18 June 2005 is provided in Note 1-d. i) to the Group's consolidated financial statements for the year ended 31 December 2007.

There were no significant changes in relation to these matters between 31 December 2007 and the date of preparation of these half-yearly financial statements.

The directors of the Bank and their legal advisers consider that the objection to the aforementioned corporate resolutions will have no effect on the Group's consolidated half-yearly financial statements.

*ii. Credit assignment transactions*

The developments since 1992 in relation to certain claims brought against the Group in connection with certain credit assignment transactions performed are described in Note 1-d. ii) to the Group's consolidated financial statements for the year ended 31 December 2007.

The only change in this connection between 31 December 2007 and the date of preparation of these half-yearly financial statements was as follows: in an interlocutory order of 15 April 2008, the Supreme Court dismissed the request filed by the Association for the Defence of Investors and Consumers for the decision handed down in the judgment of 17 December 2007 to be set aside.

### *e) Contingent assets and liabilities*

Note 2-o to the Group's consolidated financial statements for the year ended 31 December 2007 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group's contingent assets and liabilities between 31 December 2007 and the date of preparation of these half-yearly financial statements.

### *f) Comparative information*

The information for 2007 contained in these consolidated half-yearly financial statements is presented solely for the purposes of comparison with the information relating to the six-month period ended 30 June 2008.

As discussed in Note 1-b), the comparative information was modified to adapt its presentation to the presentation formats of the main financial statements established in CNMV Circular 1/2008.

As a result of the Group's divestment of the pensions business in Latin America, the results arising from the consolidation of these companies (EUR 62.7 million) were reclassified in the income statement for the six-

month period ended 30 June 2007, as stipulated by current accounting regulations, from each of the headings under which they were recorded to "Profit from Discontinued Operations". The Group's profit at 30 June 2007 includes EUR 566 million classified under "Gains/(Losses) on Non-current Assets Held for Sale not Classified as Discontinued Operations" in relation to the gain obtained in that six-month period on the sale of the ownership interest held in the capital of the Italian company Intesa Sanpaolo.

### g) *Seasonality of the Group s transactions*

Given the activities in which the Group companies engage, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the condensed consolidated half-yearly financial statements for the six-month period ended 30 June 2008.

### h) *Materiality*

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality with respect to the half-yearly financial statements.

### i) *Events after the balance sheet date*

The significant events of the Santander Group worth noting from 30 June 2008 to the date of preparation of the consolidated half-yearly financial statements are as follows:

*Purchase of the consumer finance business*

The acquisition (announced in the first quarter of the year) of the consumer finance business of Royal Bank of Scotland (RBS) in Continental Europe, which includes its activities in Germany, the Netherlands, Belgium and Austria, amounting to EUR 336 million, was closed on 1 July. This business serves 2.3 million customers and its assets amounted to EUR 2,200 million in 2007.

*Separation from ABN AMRO*

See Note 2-a).

*Recommended acquisition of Alliance & Leicester plc*

On 14 July, Banco Santander, S.A. and Alliance & Leicester plc reached an agreement in relation to the terms of a recommended acquisition by Banco Santander, S.A. of the entire share capital, whether issued or yet to be issued, of Alliance & Leicester plc.

Under the aforementioned terms, the shareholders of Alliance & Leicester plc will receive a Banco Santander share for each three shares of Alliance & Leicester plc. Prior to the share exchange date, Alliance & Leicester intends to approve an interim dividend in cash amounting to 18 pence per share.

Key features of the acquisition

- At the time of the announcement each Alliance & Leicester plc share was worth 299 pence, and the total issued share capital, approximately GBP 1,259 million,[1] whereby the proposed exchange represented a

1 Based on the terms of the Acquisition, the Closing Price of a Banco Santander Share on 11 July 2008 (the last trading day prior to commencement of the Offer Period) of €11.23 and an exchange rate of €1.2517:£1.

premium of approximately 36.4% on the closing price at 11 July 2008. Considering the above interim dividend, the premium amounts to approximately 44.6% on the aforementioned closing price.

- The acquisition affords the integration of the ancillary businesses of Alliance & Leicester and Abbey, thereby strengthening the competitive positioning of the products and services offered by the Group and benefiting its customers. It can be expected that the combined group will also benefit in terms of increased efficiency and that the borrowing costs relating to Alliance & Leicester may be reduced over time from the current high levels.

- It will increase the critical mass of the Group's business in the UK market, as part of our vertical strategy.

- In-market cost synergies through the Group's presence in the UK, estimated at GBP 180 million per year (before tax) at the end of 2011.

- Complementary geographical nature of both distribution networks (Alliance & Leicester has a major presence in the Midlands and Abbey in the London area).

- Abbey's expansion process in the SMEs and retail business will be speeded up 2-3 years.

- This transaction complies with the Santander Group's financial requirements. It is anticipated that it will accretive from 2009 onwards and that the ROI will be 19% in 2011. These estimates do not guarantee that Santander's EPS will necessarily reach or exceed the levels achieved in prior years.

The Group intends to undertake the acquisition by means of a *scheme of arrangement*. The publication of the *scheme* is scheduled for August 2008 and, subject to compliance with the relevant conditions or, as applicable, to the waiver thereof, it is expected that the *scheme of arrangement* will become effective and that the acquisition will be completed in or around October 2008.

The acquisition is conditional on approval by the shareholders of Banco Santander, S.A. (in relation to the capital increase) and of Alliance & Leicester plc and on the approval of the *scheme of arrangement* by the UK courts, and also on the grant of the relevant permits by the UK and Spanish regulatory bodies and the competent anti-trust authorities.

***j) Condensed consolidated cash flow statements***

The following terms are used in the condensed consolidated cash flow statements with the meanings specified:

1. Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

2. Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

3. Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

4. Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the condensed consolidated cash flow statements, short-term highly liquid investments that are subject to an insignificant risk of changes in value were classified as "cash and cash equivalents". Accordingly, the Group classifies as cash and cash equivalents the balances recognised under "Cash and Balances with Central Banks" in the condensed consolidated balance sheet.

***k) Individual disclosures relating to Banco Santander, S.A.***

The individual disclosures relating to Banco Santander, S.A. which were considered relevant for the purposes of the proper comprehension of the half-yearly financial report were included in the appropriate sections and notes of these half-yearly financial statements.

## 2. Santander Group

Appendixes I, II and III to the consolidated financial statements for the year ended 31 December 2007 include relevant information on the Group companies that were consolidated at that date and on the equity-accounted Group companies.

Also, Note 3 to the aforementioned financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2007, 2006 and 2005.

The most significant transaction carried out in 2007, namely the acquisition of ABN AMRO Holding N.V., and the developments seen to date, plus the significant acquisitions and disposals made by the Group in the first half of 2008 are detailed below:

***a) ABN AMRO Holding N.V. ("ABN AMRO")***

On 20 July 2007, having obtained the regulatory authorisations required to publish the documentation on the takeover bid for ABN AMRO, the Bank, together with the Royal Bank of Scotland Group plc, Fortis N.V. and Fortis S.A./N.V. (together, "the Banks") formally launched, through RFS Holdings B.V., the offer for all the ordinary shares, ADSs and previously convertible preference shares of ABN AMRO. The initial acceptance period of this offer ("the Offer") ended on 5 October.

On 10 October the Banks declared the Offer to be unconditional. At that date, the owners of 86% of the ordinary share capital of ABN AMRO had accepted the Offer (including certain shares that the Banks already owned and had undertaken to contribute to RFS Holdings B.V.).

On this same date the commencement of an additional offer period was announced, during which the holders of ordinary shares and ADSs of ABN AMRO could sell them, under the same terms and conditions as those of the Offer, until 31 October 2007.

Once the aforementioned additional offer period had ended, the owners of 98.8% of the ordinary share capital of ABN AMRO (excluding its treasury shares) had definitively accepted the Offer.

At 31 December 2007, the investment made by the Bank amounted to EUR 20,615 million and consisted of the Bank's 27.9% ownership interest in the share capital of RFS Holdings B.V., the holding entity of the shares of ABN AMRO.

Following all these actions, the spin-off of the business lines of ABN AMRO commenced with a view to their subsequent integration into each of the Banks. The following correspond to Santander: the Latin American Business Unit of ABN AMRO -basically Banco ABN AMRO Real S.A. ("Banco Real") in Brazil-, the Banca

Antoniana Popolare Veneta Spa Banking Group ("Antonveneta"), the cash relating to the sale of the consumer banking unit of ABN AMRO in the Netherlands -Interbank and DMC Consumer Finance-, plus 27.9% of the assets that were not allocated to any of the Banks of the consortium and which are intended to be disposed of. The spin-off process continued in 2008.

Accordingly, on 4 March the Dutch Central Bank expressed its acceptance of the overall spin-off plan, and in July 2008 it approved the individual spin-off plan of Banco Real and the businesses in Brazil. Subsequently, the Brazilian Central Bank approved Santander's purchase transaction, thereby rendering it effective.

Banco Real is expected to be fully consolidated in the Group's financial statements in the third quarter of 2008. The volume of assets that Banco Real will contribute to the Group amount to approximately EUR 59,000 million.

The Group's assets in Brazil will also comprise those corresponding to the asset management business of ABN AMRO in Brazil which were initially allocated to Fortis in the process of spinning off and integrating the assets of ABN AMRO which were acquired therefrom by the Bank in the first half of 2008 for EUR 209 million.

Also, on 30 May 2008 Banco Santander and Banca Monte dei Paschi di Siena announced the completion of the purchase and sale of Antonveneta (excluding Interbanca, its corporate banking subsidiary) for EUR 9,000 million, in execution of the agreement announced on 8 November 2007 which was only subject to approval by the competent authorities.

Following all these actions, and the valuation of the investment pursuant to current legislation, at 30 June 2008 the value of the Group's investment in RFS Holding, B.V., corresponding basically to Banco Real, amounted to approximately EUR 12,965 million (Note 7-a).

Lastly, on 2 June 2008 Banco Santander announced that it had entered into a definitive agreement with General Electric whereby GE Commercial Finance would acquire Interbanca and the Bank would acquire the units of GE Money in Germany, Finland and Austria, its card units in the UK and Ireland and its car finance unit in the UK. The base price agreed for the two transactions is EUR 1,000 million each, subject to various adjustments. These transactions are expected to be completed in the fourth quarter of 2008.

***b) Acquisitions and disposals***

In addition to the foregoing, during the first six months of 2008 the most noteworthy acquisitions of ownership interests in the share capital of other entities and other significant corporate transactions were as follows:

| BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (FIRST HALF OF 2008) | | | | | | |
|---|---|---|---|---|---|---|
| | | | Cost (Net) of the Combination (a) + (b) (Thousands of Euros) | | | |
| Name of the Entity (or Line of Business) Acquired or Merged | Category | Effective Date of the Transaction | Amount (Net) Paid in the Acquisition + other Costs Directly Attributable to the Combination (a) | Fair Value of the Equity Instruments (Net) Issued for the Acquisition of the Entity (b) | % of Voting Rights Acquired | % of Total Voting Rights at the Entity Subsequent to Acquisition |
| REB Emprendimientos e Administradora de Bens Ltda | Acquisition | 07/03/08 | 18,875 | - | 100% | 100% |
| Luri, 3; S.A. | Incorporation | 08/02/08 | 3,000 | - | 10% | 10% |
| Services and Promotions Miami LLC | Formation | 17/04/08 | 73,897 | - | 100% | 100% |
| Services and Promotions Delaware Corporation | Incorporation | 17/04/08 | 72,380 | - | 100% | 100% |

During the first six months of 2008 the most noteworthy acquisitions of ownership interests in the share capital of other entities and other significant corporate transactions were as follows:

| DECREASE IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES OR OTHER TRANSACTIONS OF A SIMILAR NATURE (FIRST HALF OF 2008) | | | | | |
|---|---|---|---|---|---|
| Name of the Entity (or Line of Business) Disposed of, Spun-off or Derecognised | Category | Effective Date of the Transaction | % of Voting Rights Disposed of or Derecognised | % of Total Voting Rights at the Entity Subsequent to Disposal | Profit/(Loss) (Thousands of Euros) |
| Santander Mortgage Corp. | Merger | 01/01/08 | 100% | - | - |
| Efectividad en Medios de Pago, S.A. de C.V. | Liquidation | 25/03/08 | 100% | - | - |

## 3. Dividends paid by the Bank and earnings per share

### *a) Dividends paid by the Bank*

The dividends paid by the Bank during the first six months of 2008 and 2007 were as follows:

| | First Half of 2008 | | | First Half of 2007 | | |
|---|---|---|---|---|---|---|
| | % of the Notional Amount | Euros per Share | Amount (Thousands of Euros) | % of the Notional Amount | Euros per Share | Amount (Thousands of Euros) |
| Ordinary shares | 81.0% | 0.40490 | 2,532,373 | 61.4% | 0.30682 | 1,918,925 |
| Other shares (without voting rights, redeemable, etc.) | - | - | - | - | - | - |
| Total dividends paid | 81.0% | 0.40490 | 2,532,373 | 61.4% | 0.30682 | 1,918,925 |
| Dividends paid out of profit | 81.0% | 0.40490 | 2,532,373 | 61.4% | 0.30682 | 1,918,925 |
| Dividends with a charge to reserves or share premium | - | - | - | - | - | - |
| Dividends paid in kind | - | - | - | - | - | - |

- On 1 February and 1 May 2008 dividends amounting to EUR 768,903 thousand and EUR 1,763,469 thousand, respectively, were paid with a charge to 2007 profit.

- In addition to the dividends paid out of profit shown in the table above, during the first half of 2008 EUR 255,500 thousand were paid, with a charge to reserves, corresponding to the interest on the shares necessarily convertible into ordinary shares of the Bank's new issue ("Valores Santander") (Note 12).

- From 1 August onwards, the first interim dividend will be paid out of 2008 profit, totalling EUR 845,794 thousand (EUR 0.135234 per share, up 10% on its 2007 equivalent). Since this dividend had already been agreed to at 30 June 2008 it is presented with a decrease in Group equity under "Own Funds – Dividends and Remuneration".

***b) Earnings per share in ordinary activities and discontinued operations***

*i. Basic earnings per share*

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

| | 30/06/08 | 30/06/07 |
|---|---|---|
| Net profit for the half year (thousands of euros) | 4,730,267 | 4,458,370 |
| Weighted average number of shares outstanding | 6,225,848,618 | 6,241,449,399 |
| Assumed conversion of convertible debt | 436,460,939 | - |
| Adjusted number of shares | 6,662,309,558 | 6,241,449,399 |
| **Basic earnings per share (euros)** | **0.7100** | **0.7143** |

*ii. Diluted earnings per share*

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

| | Thousands of Euros | |
|---|---|---|
| | 30/06/08 | 30/06/07 |
| Net profit for the half year | 4,730,267 | 4,458,370 |
| Dilutive effect of changes in profit for the half year arising from potential conversion of ordinary shares | - | - |
| | 4,730,267 | 4,458,370 |
| Weighted average number of shares outstanding | 6,225,848,618 | 6,241,449,399 |
| Dilutive effect of: | | |
| Assumed conversion of convertible debt | 436,460,939 | - |
| Options/receipt of shares | 33,906,865 | 29,425,336 |
| Adjusted number of shares | 6,696,216,423 | 6,270,874,735 |
| **Diluted earnings per share (euros)** | **0.7064** | **0.7110** |

## 4. Remuneration and other benefits paid to the Bank's directors and senior managers

Note 5 to the Group's consolidated financial statements for the year ended 31 December 2007 includes the detail of the remuneration and other benefits paid to the Bank's directors and senior managers in 2007, 2006 and 2005.

The summary of the most significant disclosures on the aforementioned remuneration and benefits for the six-month periods ended 30 June 2008 and 2007 is as follows:

*Remuneration of directors*

| | Thousands of Euros | |
|---|---|---|
| | 30/06/08 | 30/06/07 |
| **Members of the Board of Directors:** | | |
| Type of remuneration- | | |
| Fixed remuneration | 5,034 | 4,032 |
| Variable remuneration | - | - |
| Attendance fees | 661 | 578 |
| Bylaw-stipulated emoluments | - | - |
| Transactions with shares and/or other financial instruments | 6,612 | - |
| Other | 744 | 640 |
| | **13,051** | **5,250** |

*Other benefits earned by the directors*

| | Thousands of Euros | |
|---|---|---|
| | 30/06/08 | 30/06/07 |
| **Members of the Board of Directors:** | | |
| Other benefits- | | |
| Advances | - | - |
| Loans granted | 2,087 | 1,586 |
| Contributions to pension funds and plans | 699 | 718 |
| Pension funds and plans: obligations assumed | 251,364 | 213,590 |
| Life insurance premiums | 912 | 791 |
| Guarantees provided for directors | - | - |

*Remuneration of senior managers*

| | Thousands of Euros | |
|---|---|---|
| | 30/06/08 | 30/06/07 |
| **Senior management:** | | |
| Total remuneration of senior management | 35,042 | 11,969 |

The amounts disclosed in the tables in this note include, under "Transactions with Shares and/or Other Financial Instruments" for the executive directors, and under "Total Remuneration of Senior Management" for the senior managers, the remuneration in kind relating to the exercise of the share option plans of Banco Santander, S.A. and the delivery of shares of Banco Español de Crédito, S.A., as the case may be, arising from the exercise in the first half of 2008 of a portion of the options granted in the incentive plans approved by the shareholders at the Annual General Meeting of Banco Santander, S.A. held on 18 June 2005 and of Banco Español de Crédito, S.A. held on 28 February 2006. The aforementioned incentive plans and the share options granted are detailed in Note 5 to the Group's consolidated financial statements for the year ended 31 December 2007.

Also, it should be mentioned that the bonus or variable remuneration for 2007 earned by the directors and the senior managers was disclosed in the information on remuneration set forth in the financial statements for the aforementioned year and, therefore, the variable remuneration allocable to 2008 profit or loss, the approval of which will be adopted by the Board of Directors at year-end, will be set forth in the financial statements for the year in progress.

## 5. Financial assets

### *a) Breakdown and detail*

The breakdown, by nature and category for measurement purposes, of the Group's financial assets, other than the balances relating to "Cash and Balances with Central Banks" and "Hedging Derivatives", at 30 June 2008 and 31 December 2007 is as follows:

| | Thousands of Euros | | | | |
|---|---|---|---|---|---|
| | 30/06/08 | | | | |
| | Financial Assets Held for Trading | Other Financial Assets at Fair Value through Profit or Loss | Available-for-Sale Financial Assets | Loans and Receivables | Held-to-Maturity Investments |
| Loans and advances to credit institutions | 7,053,563 | 12,105,212 | - | 66,480,097 | - |
| Loans and advances to customers | 6,344,575 | 8,700,716 | - | 556,187,409 | - |
| Debt instruments | 56,659,355 | 7,900,008 | 31,556,826 | 1,552,382 | - |
| Equity instruments | 8,656,049 | 2,608,533 | 7,168,737 | - | - |
| Trading derivatives | 57,283,738 | - | - | - | - |
| | **135,997,280** | **31,314,469** | **38,725,563** | **624,219,888** | - |

| | Thousands of Euros | | | | |
|---|---|---|---|---|---|
| | 31/12/07 | | | | |
| | Financial Assets Held for Trading | Other Financial Assets at Fair Value through Profit or Loss | Available-for-Sale Financial Assets | Loans and Receivables | Held-to-Maturity Investments |
| Loans and advances to credit institutions | 12,294,559 | 6,865,073 | - | 38,482,972 | - |
| Loans and advances to customers | 23,704,481 | 8,021,623 | - | 539,372,409 | - |
| Debt instruments | 66,330,811 | 7,072,423 | 34,187,077 | 1,668,339 | - |
| Equity instruments | 9,744,466 | 2,870,322 | 10,161,830 | - | - |
| Trading derivatives | 46,732,543 | - | - | - | - |
| | **158,806,860** | **24,829,441** | **44,348,907** | **579,523,720** | - |

### *b) Valuation adjustments for impairment of financial assets*

*b.1) Available-for-sale financial assets*

As indicated in Note 2 to the consolidated financial statements for the year ended 31 December 2007, as a general rule, changes in the carrying amounts of financial assets and liabilities are recognised with a balancing entry in the consolidated income statement. Notwithstanding the foregoing, in the case of available-for-sale financial assets the changes in value are recognised temporarily in consolidated equity under "Valuation Adjustments - Available-for-Sale Financial Assets", unless they relate to exchange differences, in which case they are recognised in "Valuation Adjustments - Exchange Differences" (exchange differences arising on monetary financial assets are recognised in "Exchange Differences" in the consolidated income statement).

Items charged or credited to "Valuation Adjustments - Available-for-Sale Financial Assets" and "Valuation Adjustments - Exchange Differences" remain in the Group's consolidated equity until the related assets are derecognised, whereupon they are charged to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognised in equity under "Valuation Adjustments - Available-for-

Sale Financial Assets" and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

At 30 June 2008 the Group had analysed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin at that date could be considered to arise from permanent impairment (at 30 June 2008 the allowances to cover impairment amounted to only EUR 107 million – EUR 103 million at 31 December 2007- see section b-2 of this Note). Accordingly, most of the changes in value of these assets are presented under "Valuation Adjustments - Available-for-Sale Financial Assets" and "Valuation Adjustments - Exchange Differences". The changes in the balance of valuation adjustments in the half-year period are recognised in the consolidated statement of recognised income and expense.

*b.2) Loans and receivables*

The changes in the balance of the allowances for impairment losses on the assets included under "Loans and Receivables" and "Available-for-Sale Financial Assets" in the first half of 2008 and 2007 (see section b-1 above) were as follows:

| | Thousands of Euros | |
|---|---|---|
| | 30/06/08 | 30/06/07 |
| Balance at beginning of the period | 8,899,362 | 8,392,309 |
| Impairment losses charged to income for the period | 2,805,664 | 1,856,417 |
| *Of which:* | | |
| *Individually assessed* | *2,882,065* | *1,873,746* |
| *Collectively assessed* | *399,264* | *553,005* |
| *Impairment losses reversed with a credit to income* | *(475,665)* | *(570,334)* |
| Inclusion of entities in the Group | 275 | 1,723 |
| Write-off of impaired balances against recorded impairment allowance | (1,880,158) | (1,358,696) |
| Exchange differences and other changes | (103,003) | (93,622) |
| Transfers between allowances | 8,637 | 37,002 |
| **Balance at end of the period** | **9,730,777** | **8,835,133** |
| *Of which:* | | |
| *By method of assessment:* | | |
| *Individually assessed* | *4,058,429* | *3,430,314* |
| *Arising from country risk* | *59,649* | *196,131* |
| *Arising from credit institutions* | *5,702* | *12,663* |
| *Collectively assessed* | *5,672,348* | *5,404,820* |

The written-off assets recovered in the first six months of 2008 and 2007 amounted to EUR 320,387 thousand and EUR 344,215 thousand, respectively. Considering these amounts and those recognised under "Impairment Losses Charged to Income" in the table above, the impairment losses on "Loans and Receivables" amounted to EUR 2,485,277 thousand and EUR 1,512,202 thousand in the first half of 2008 and 2007, respectively.

### c) *Impaired assets*

The detail of the changes in the balance of the financial assets classified as loans and receivables and available-for-sale financial assets considered to be impaired due to credit risk in the first six months of 2008 and 2007 is as follows:

| | Millions of Euros | |
|---|---|---|
| | 30/06/08 | 30/06/07 |
| Balance at beginning of the period | 6,070 | 4,613 |
| Net additions | 4,372 | 2,051 |
| Written-off assets | (1,880) | (1,359) |
| Exchange differences and other | (107) | 15 |
| **Balance at end of the period** | **8,455** | **5,320** |

This amount, after deducting the related allowances, represents the Group's best estimate of the fair value of the impaired assets.

## 6. Non-current assets held for sale

The breakdown of the Group's non-current assets held for sale, by nature, at 30 June 2008 and 31 December 2007 is as follows:

| | Millions of Euros | |
|---|---|---|
| | 30/06/08 | 31/12/07 |
| Equity instruments | 14,277 | 9,025,936 |
| *Of which: Antonveneta (Note 2-a)* | - | *9,000,000* |
| Other assets | 2,692,350 | 1,130,493 |
| *Of which: Ciudad Financiera business campus* | *644,999* | *625,124* |
| | 2,706,627 | 10,156,429 |

In the first half of 2008 Banco Santander entered into an agreement with the consortium led by Propinvest in relation to the sale of the Ciudad Financiera Santander business campus and the subsequent leaseback thereof for a term of 40 years, with the Bank reserving the right to a purchase option at market price at the end of the aforementioned term. This transaction is expected to be completed in the second half of 2008 and lies within the framework of the restricted private competition organised by Banco Santander to sell and subsequently leaseback a property portfolio owned by it in Spain of which it constitutes the final item. The price agreed for the Ciudad Financiera Santander business campus in EUR 1,900 million.

## 7. Investments

### a) *Breakdown*

The breakdown, by company, of the balance of "Investments" is as follows

| | Thousands of Euros | |
|---|---|---|
| | 30/06/08 | 31/12/07 |
| RFS Holdings B.V. (Note 2-a) | 12,964,816 | 11,778,624 |
| Cepsa | 2,706,139 | 2,548,035 |
| Sovereign | 1,148,466 | 1,026,826 |
| Attijariwafa Bank Société Anonyme | 194,500 | 188,149 |
| Other companies | 197,002 | 147,493 |
| | **17,210,923** | **15,689,127** |

***b) Changes***

The changes in the balance of this item during the first half of 2008 were as follows:

| | Thousands of Euros |
|---|---|
| Balance at 31 December 2007 | 15,689,127 |
| Purchases and capital increases | 539,124 |
| *Of which:* | |
| *Sovereign* | *227,668* |
| *RFS Holdings B.V. (Note 2-a)* | *209,836* |
| Effect of equity accounting (*) | 614,023 |
| Exchange differences and other changes (**) | 386,171 |
| Dividends paid | (17,522) |
| **Balance at 30 June 2008** | **17,210,923** |

(*) Includes EUR 477,173 thousand relating to the gain generated in the first half of 2008 on the investment held in RFS Holdings B.V. (see Note 2-a).

(**) Includes EUR 482,349 thousand relating to the exchange differences arising in connection with the investment in RFS Holding, B.V. Pursuant to current legislation, the changes in value of investments arising from changes in exchange rates were recognised with a charge to "Valuation Adjustments – Exchange Differences" in consolidated equity.

***c) Impairment losses***

No impairment of the investments in associates were disclosed in the first half of 2008. At 2007 year-end impairment losses amounting to EUR 1,053 million on the investment in Sovereign were recognised (EUR 586 million relating to the implicit goodwill at Sovereign and EUR 104 million to exchange differences).

## 8. Tangible assets

### a) *Changes in the period*

In the first six months of 2008 and 2007 tangible asset items were acquired for EUR 1,077,961 thousand and EUR 1,206,439 thousand, respectively. Also, in the first six months of 2008 and 2007 tangible asset items were disposed of with carrying amounts of EUR 495,200 thousand and EUR 292,407 thousand, respectively, giving rise to net gains on disposal of EUR 58,439 thousand and EUR 28,783 thousand, respectively.

### b) *Impairment losses*

There were no significant impairment losses on tangible assets in the first six months of 2008 and 2007.

### c) *Tangible asset purchase commitments*

At 30 June 2008 and 2007, the Group did not have any significant commitments to purchase tangible asset items.

## 9. Intangible assets

### a) *Goodwill*

The breakdown, by company, of the balance of "Goodwill" is as follows:

| | Thousands of Euros | |
|---|---|---|
| | 30/06/08 | 31/12/07 |
| Abbey Group (United Kingdom) | 7,560,626 | 8,167,868 |
| Totta Group (Portugal) | 1,640,746 | 1,640,746 |
| CC Holding (AKB Germany) | 824,483 | 824,483 |
| Banco Santander Chile | 607,693 | 680,937 |
| Meridional Group (Brazil) | 522,534 | 501,192 |
| Grupo Financiero Santander Serfin (Mexico) | 493,292 | 498,074 |
| Drive Group | 400,095 | 419,481 |
| Banesto | 372,675 | 372,655 |
| Interbanco, S.A. | 162,295 | 163,438 |
| Santander Consumer Bank AS (Norway) | 133,310 | 133,742 |
| Finconsumo (Italy) | 105,921 | 105,921 |
| Other companies | 314,528 | 322,171 |
| | **13,138,198** | **13,830,708** |

The changes arising in goodwill between 31 December 2007 and 30 June 2008 relate mainly to exchange differences which, pursuant to current legislation, were recognised with a charge to "Valuation Adjustments – Exchange Differences" in net equity. The change in the balance of this heading is disclosed in the consolidated statement of recognised income and expense.

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarisation- among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.

In accordance with the foregoing, and based on the estimates, projections and valuations available to the Bank's directors, in the first six months of 2008 there were no significant impairment losses which required recognition.

***b) Other intangible assets***

There were no significant impairment losses with respect to intangible assets in the first half of 2008.

## 10. Financial liabilities

***a) Breakdown and detail***

The breakdown, by nature and category for measurement purposes, of the Group's financial liabilities, other than "Hedging Derivatives", at 30 June 2008 and 31 December 2007 is as follows:

| | Thousands of Euros | | | | | |
|---|---|---|---|---|---|---|
| | 30/06/08 | | | 31/12/07 | | |
| | Financial Liabilities Held for Trading | Other Financial Liabilities at Fair Value through Profit or Loss | Financial Liabilities at Amortised Cost | Financial Liabilities Held for Trading | Other Financial Liabilities at Fair Value through Profit or Loss | Financial Liabilities at Amortised Cost |
| Deposits from central banks | - | 916,580 | 6,774,555 | - | 6,562,328 | 22,185,751 |
| Deposits from credit institutions | 24,165,275 | 17,616,833 | 64,057,898 | 23,254,111 | 12,207,579 | 48,687,539 |
| Customer deposits | 13,212,850 | 10,266,303 | 318,752,664 | 27,992,480 | 10,669,058 | 316,744,981 |
| Marketable debt securities | 10,211,964 | 8,157,489 | 220,878,355 | 17,090,935 | 10,279,037 | 205,916,716 |
| Trading derivatives | 57,943,615 | - | - | 49,447,533 | - | - |
| Subordinated liabilities | - | - | 34,447,991 | - | - | 36,192,737 |
| Short positions | 5,635,478 | - | - | 5,613,234 | - | - |
| Other financial liabilities | - | - | 23,297,158 | - | - | 16,683,478 |
| | **111,169,182** | **36,957,205** | **668,208,621** | **123,398,293** | **39,718,002** | **646,411,202** |

These amounts include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity. These shares do not carry voting rights and are not cumulative. They were subscribed to by non-Group third parties and, except for the shares of Abbey amounting to GBP 325 million, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

***b) Information on issues, repurchases or redemption of debt instruments***

Following is the detail, at 30 June 2008 and 2007, of the outstanding balance of debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in the related balance during the first six months of 2008 and 2007:

| | Thousands of Euros | | | | |
|---|---|---|---|---|---|
| | 30/06/08 | | | | |
| | Outstanding Balance at Beginning of Period 01/01/08 | Issues | Repurchases or Redemptions | Exchange Rate and Other Adjustments | Outstanding Balance at End of Period 30/06/08 |
| Debt instruments issued in an EU member state, which required the registration of a prospectus | 219,179,105 | 56.548.996 | (37,503,828) | (5,634,384) | 232,589,889 |
| Debt instruments issued in an EU member state, which did not require the registration of a prospectus | 393,889 | 549,895 | (45,860) | 51,776 | 949,700 |
| Other debt instruments issued outside of EU member states | 49,906,432 | 7,859,891 | (15,464,994) | (2,145,119) | 40,156,210 |
| | **269,479,426** | **64,958,782** | **(53,014,682)** | **(7,727,727)** | **273,695,799** |

| | Thousands of Euros | | | | |
|---|---|---|---|---|---|
| | 30/06/07 | | | | |
| | Outstanding Balance at Beginning of Period 01/01/07 | Issues | Repurchases or Redemptions | Exchange Rate and Other Adjustments | Outstanding Balance at End of Period 30/06/07 |
| Debt instruments issued in an EU member state, which required the registration of a prospectus | 184,815,911 | 61,909,558 | (33,891,624) | 1,519,816 | 214,353,661 |
| Debt instruments issued in an EU member state, which did not require the registration of a prospectus | 486,728 | 180,969 | (37,264) | 7,842 | 638,275 |
| Other debt instruments issued outside of EU member states | 49,531,327 | 29,148,610 | (21,962,395) | (322,637) | 56,394,905 |
| | **234,833,966** | **91,239,137** | **(55,891,283)** | **1,205,022** | **271,386,841** |

At 30 June 2008 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares, except the "Valores Santander" discussed in Note 34-a to the consolidated financial statements for the year ended 31 December 2007.

***c) Other issues guaranteed by the Group***

At 30 June 2008 and 2007, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

***d) Case-by-case information on certain issues, repurchases or redemption of debt instruments***

The main characteristics of the most significant issues, repurchases or redemptions made by the Group in the first six months of 2008, or guaranteed by the Bank or Group entities, were as follows:

| Issuer Data | | | | Data on the Transactions Performed in the First Half of 2008 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Relatedness to the Bank | Location | Issuer or Issue Credit Rating | Transaction | ISIN Code | Type of Security | Date of the Transaction | Amount of the Issue, Repurchase or Redemption (Thousands of Euros) | Balance Outstanding at 30/06/08 (Thousands of Euros) | Interest Rate | Market where Traded | Type of Guarantee Given | Risks Additional to the Guarantee that the Group would Assume |
| BANESTO FINANCIAL PRODUCTS | Subsidiary | Ireland | AA/Aa2 | Issue | XS0346070443 | Senior debt | 18/02/08 | 313,000 | 268,000 | EU3M+ 0.12% | DUBLIN | - | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A. | Subsidiary | Spain | AA /Aa1/AA | Issue | XS0362266842 | Senior debt | 20/05/08 | 750,000 | 750,000 | 5.19% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A. | Subsidiary | Spain | AA /Aa1/AA | Issue | XS0364909001 | Senior debt | 05/06/08 | 580,000 | 580,000 | 5.10% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A. | Subsidiary | Spain | AA /Aa1/AA | Issue | XS0359776944 | Senior debt | 28/04/08 | 1,500,000 | 1,500,000 | EU3M+ 0.75% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A. | Subsidiary | Spain | AA /Aa1/AA | Issue | XS0361918484 | Senior debt | 23/05/08 | 755,287 | 755,287 | GB3M + 0.65% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A. | Subsidiary | Spain | AA /Aa1/AA | Issue | XS0366134673 | Senior debt | 03/06/08 | 1,000,000 | 1,000,000 | EU3M+0.53% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A. | Subsidiary | Spain | AA /Aa1/AA | Issue | XS0356944636 | Senior debt | 11/04/08 | 2,500,000 | 2,500,000 | 5.13% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A. | Subsidiary | Spain | AA /Aa1/AA | Issue | XS0368531157 | Senior debt | 11/06/08 | 254,524 | 254,524 | GB3M + 0.19% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| BANCO SANTANDER TOTTA, S.A. | Subsidiary | Portugal | Aaa/AAA/AAA | Issue | PTBSPK1E0010 | Mortgage bonds | 23/05/08 | 1,000,000 | 1,000,000 | 4.75% | LISBON | - | N/A |
| BANCO SANTANDER TOTTA, S.A. | Subsidiary | Portugal | Aa3/AA/AA | Issue | PTBSPPOM0019 | Senior debt | 18/06/08 | 645,000 | 645,000 | 5.67% | LUXEMBOURG | - | N/A |
| BANCO SANTANDER TOTTA, S.A. | Subsidiary | Portugal | Aa3/AA | Issue | PTBSPNOM0011 | Senior debt | 02/06/08 | 200,000 | 200,000 | 3-M EURIBOR | LUXEMBOURG | - | N/A |
| ABBEY NATIONAL TREASURY SERVICES PLC | Subsidiary | United Kingdom | AA | Issue | XS0371654095 | Senior debt | 30/06/08 | 276,640 | 276,640 | 7.13% | LONDON | - | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A.U. | Subsidiary | Spain | AA /Aa1/AA | Issue | XS0373176832 | Senior debt | 27/06/08 | 1,250,000 | 1,250,000 | EU3M+0.60% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A.U. | Subsidiary | Spain | AA /Aa1/AA | Issue | XS0372196229 | Senior debt | 30/06/08 | 1,250,000 | 1,250,000 | 6.01% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A.U. | Subsidiary | Spain | AA /Aa1/AA | Issue | XS0372196062 | Senior debt | 27/06/08 | 1,250,000 | 1,250,000 | 6.07% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A.U. | Subsidiary | Spain | AA /Aa1/AA | Issue | XS0373176915 | Senior debt | 27/06/08 | 1,250,000 | 1,250,000 | EU3M+0.75% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| BANESTO FINANCIAL PRODUCTS | Subsidiary | Ireland | AA/Aa2 | Issue | XS0357163517 | Senior debt | 04/04/08 | 200,000 | 200,000 | 4.75% | DUBLIN | - | N/A |
| BANESTO FINANCIAL PRODUCTS | Subsidiary | Ireland | AA/Aa2 | Issue | XS0367624979 | Senior debt | 29/05/08 | 262,000 | 262,000 | 4.78% | DUBLIN | - | N/A |
| ABBEY NATIONAL TREASURY SERVICES PLC | Subsidiary | United Kingdom | AA | Repayment | XS0240341270 | Senior debt | 30/01/08 | 201,599 | - | CDOR+0.07% | LONDON | - | N/A |
| ABBEY NATIONAL TREASURY SERVICES PLC | Subsidiary | United Kingdom | AA | Repayment | XS0246598956 | Senior debt | 07/03/08 | 500,000 | - | EU3M+0.03% | LONDON | - | N/A |
| ABBEY NATIONAL TREASURY SERVICES PLC | Subsidiary | United Kingdom | AA | Repayment | XS0248022567 | Senior debt | 17/03/08 | 300,000 | - | EU1M+0,01% | LONDON | - | N/A |
| BANESTO FINANCIAL PRODUCTS PLC | Subsidiary | Ireland | AA/Aa2 | Repayment | XS0268649927 | Senior debt | 31/03/08 | 1,000,000 | - | EU3M+0.03% | DUBLIN | - | N/A |
| SANTANDER US DEBT, S.A.U. | Subsidiary | Spain | AA /Aa1/AA | Repayment | US802815AF72 | Senior debt | 06/02/08 | 960,022 | - | US3M + 0.01% | LONDON | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL LIMITED | Subsidiary | Cayman Islands | AA /Aa1/AA | Repayment | XS0083812593 | Senior debt | 12/02/08 | 304,767 | - | 5.38% | LONDON | Banco Santander, S.A. guarantee | N/A |

| Issuer Data | | | | Data on the Transactions Performed in the First Half of 2008 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Relatedness to the Bank | Location | Issuer or Issue Credit Rating | Transactions | ISIN Code | Type of Security | Date of the Transaction | Amount of the Issue, Repurchase or Redemption (Thousands of Euros) | Balance Outstanding at 30/06/08 (Thousands of Euros) | Interest Rate | Market where Traded | Type of Guarantee Given | Risks Additional to the Guarantee that the Group would Assume |
| SANTANDER INTERNATIONAL LIMITED | Subsidiary | Cayman Islands | AA /Aa1/AA | Repayment | DE0002302353 | Senior debt | 12/02/08 | 255,646 | - | 5.38% | LONDON | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A. | Subsidiary | Spain | AA /Aa1/AA | Repayment | XS0212282494 | Senior debt | 22/02/08 | 1,000,000 | - | EU3M+0.05% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A. | Subsidiary | Spain | AA /Aa1/AA | Repayment | XS0214650896 | Senior debt | 18/03/08 | 1,500,000 | - | EU3M+0.05% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A.U. | Subsidiary | Spain | AA /Aa1/AA | Repayment | XS0322089755 | Senior debt | 21/01/08 | 2,000,000 | - | EU3M+0.125% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |
| ABBEY NATIONAL TREASURY SERVICES PLC | Subsidiary | United Kingdom | AA | Repayment | XS0141581461 | Senior debt | 16/04/08 | 477,048 | - | ZERO COUPON | LONDON | - | N/A |
| SANTANDER INTERNATIONAL LIMITED | Subsidiary | Cayman Islands | AA /Aa1/AA | Repayment | XS0086072492 | Senior debt | 03/04/08 | 206,583 | - | EURCAC | LONDON | Banco Santander, S.A. guarantee | N/A |
| ABBEY NATIONAL TREASURY SERVICES PLC | Subsidiary | United Kingdom | AA | Repayment | XS0168047461 | Senior debt | 14/05/08 | 1,000,000 | - | EU3M+0.125% | LONDON | - | N/A |
| BANCO SANTANDER TOTTA, S.A. | Subsidiary | Portugal | A+/AA- | Repayment | XS0253929813 | Senior debt | 19/05/08 | 300,000 | - | 3-M EURIBOR | LUXEMBOURG | - | N/A |
| BANESTO FINANCIAL PRODUCTS | Subsidiary | Ireland | AA/Aa2 | Repayment | XS0263384769 | Senior debt | 06/06/08 | 500,000 | - | EU3M+0.05% | DUBLIN | - | N/A |
| ABBEY NATIONAL PLC | Subsidiary | United Kingdom | AA | Repayment | US002920AB26 | Subordinated debt | 15/06/08 | 316,276 | - | 6.70% | UNITED STATES | - | N/A |
| SANTANDER INTERNATIONAL DEBT, S.A.U. | Subsidiary | Spain | AA /Aa1/AA | Repayment | XS0219926150 | Senior debt | 02/06/08 | 500,000 | - | EU3M+ 0.07% | LUXEMBOURG | Banco Santander, S.A. guarantee | N/A |

(a) The amounts relating to securities denominated in foreign currencies were converted to euros at the exchange rate prevailing at the end of the corresponding six-month period.

## 11. Provisions

### a) Breakdown

The breakdown of the balance of "Provisions" is as follows:

| | Thousands of Euros | |
|---|---|---|
| | 30/06/08 | 31/12/07 |
| Provisions for pensions and similar obligations | 11,421,092 | 11,819,748 |
| Provisions for contingent liabilities and commitments: | 723,195 | 636,316 |
| *Of which: country risk* | *49,910* | *48,831* |
| Provisions for taxes, legal contingencies and other provisions | 3,524,054 | 4,114,835 |
| **Provisions** | **15,668,341** | **16,570,899** |

### b) Provisions for taxes, legal contingencies and other provisions

The balance of this heading, which includes, inter alia, provisions for restructuring costs and tax and legal litigation, was estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources from the Group depends on each obligation; in certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.

### c) Litigation

*i. Tax litigation*

At 30 June 2008, the main tax disputes concerning the Group were as follows:

- The "Mandado de Segurança" filed by Banco Santander Banespa, S.A. claiming its right to pay Brazilian income tax at a rate of 8%. On 14 January 2008, an unfavourable judgment was handed down by the Federal Regional Court, against which the related special and extraordinary appeal was filed at a higher court on 9 June 2008.

- The "Mandado de Segurança" filed by Banco Santander Banespa, S.A. claiming its right to consider deductible the Brazilian income tax in the calculation of the related corporation tax. This action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting to have the claimability of the tax debt stayed and obtaining permission to deposit with the courts the amounts in question. On 1 October 2007, an unfavourable judgment was handed down by the Federal Regional Court which was appealed against by Banco Santander S.A. (Brazil) through a request for an amendment of judgment filed on 8 October 2007. On 6 March 2008 the Court rejected this request and dismissed the subsequent appeal, although the directors of Banco Santander S.A. (Brazil) intend to file a special and extraordinary appeal against the judgment at a higher court.

- The "Mandado de Segurança" filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of

services. The "Mandado de Segurança" was declared unwarranted and an appeal was filed at the Federal Regional Court. On 13 September 2007, this Court handed down a favourable judgment. The Brazilian federal authorities have filed an appeal against this judgment at a higher court.

- A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. The legal advisers of Abbey National Treasury Services plc considered that the grounds to contest this claim were well-founded, proof of which is that a favourable judgment was handed down at first instance in September 2006, although the judgment was appealed against by the tax authorities in January 2007. However, in December 2006 an unfavourable judgment for another taxpayer was handed down on another proceeding which might affect this case.

At 30 June 2008, other less significant tax litigation was in progress.

*ii. Legal litigation*

At 30 June 2008, the main legal litigation concerning the Group was as follows:

- Misselling: claims associated with the sale by Abbey of certain financial products to its customers.

  The provisions recorded by Abbey in this connection were calculated on the basis of the best estimate of the number of claims that would be received, of the percentage of claims that would be upheld and of the related amounts.

- LANETRO, S.A.: claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to EUR 30.05 million of a capital increase at the plaintiff.

  On 16 December 2003, a judgment was handed down dismissing the plaintiff's request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on 27 October 2006. The Bank has filed extraordinary appeals on grounds of procedural infringements and an extraordinary cassation appeal against the aforementioned decision.

- Galesa de Promociones, S.A.: small claims proceeding at Elche Court of First Instance no. 4 (case no. 419/1994), in connection with the claim filed by Galesa de Promociones, S.A. (Galesa) requesting the Court to annul a previous legal foreclosure proceeding brought by the Bank against the plaintiff in 1992, which culminated in the foreclosure of certain properties that were subsequently sold by auction.

  The judgments handed down at first and second instance were in the Bank's favour. The cassation appeal filed by Galesa at the Supreme Court was upheld by virtue of a decision on 24 November 2004 which ordered the reversal of the legal foreclosure proceeding to before the date on which the auctions were held. On 8 June 2006, Galesa filed a claim for the enforcement of the decision handed down by the Supreme Court, requesting that the Bank be ordered to pay EUR 56 million, the estimated value of the properties, plus a further EUR 33 million for loss of profit. The Bank challenged this claim on the grounds that the Supreme Court decision could not be enforced -since no order had been pronounced against the Bank, but rather a proceeding had merely been annulled- and it also argued that the damages requested would have to be ruled upon by an express court decision, which had not been pronounced.

  The Elche Court of First Instance, by virtue of an order dated 18 September 2006, found in favour of the Bank, and referred the plaintiff to the appropriate ordinary proceeding for the valuation of the aforementioned damages.

Galesa filed an appeal for reconsideration, which was dismissed by a resolution on 11 November 2006. Galesa lodged an appeal against this resolution at the Alicante Provincial Appellate Court. This appeal was in turn contested by the Bank and a favourable judgment was handed down

- Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on 11 December 1992.

  On 19 May 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay EUR 1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional EUR 72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.

  On 30 July 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, revoking the decision handed down at first instance and dismissing the appeal lodged by Inversión Hogar, S.A. Inversión Hogar, S.A. as it had announced, on completion of the clarification procedure, filed a cassation appeal against the aforementioned decision and an extraordinary appeal against procedural infringements at the Civil Chamber of the Supreme Court, which was given leave to proceed by the Madrid Provincial Appellate Court.

- Complaint in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately EUR 43 million, plus interest and costs. The plaintiffs, who are former shareholders of Yesocentro S.A. (Yesos y Prefabricados del Centro, S.A.) allege that Santander Investment, S.A. breached the advisory services agreement entered into on 19 October 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, the purpose of which was the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.

  This complaint was duly contested by Santander Investment, S.A. on 5 November 2007. The preliminary hearing was set for 28 April 2008 although it was subsequently suspended until the exception for a preliminary ruling filed by the Bank is resolved.

- On 6 February 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity GAESCO BOLSA, SOCIEDAD DE VALORES, S.A., in respect of the claim for EUR 66,418 thousand that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and the financial transactions per the agreement. To date no arbitral award has been rendered in this connection.

- Former Banespa employees: claim filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity's by-laws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the Bank did not make a profit and partial payments were made from 1996 to 2000 in variables percentages as agreed by the Board of Directors, the aforementioned clause being eliminated from the by-laws in 2001. In September 2005 the Regional Labour Court ordered Banco Santander Banespa, S.A. to pay the half-yearly bonus and the Bank lodged an appeal at the High Labour Court. A decision was handed down on 25 June 2008 which largely upheld the previous decision. The related appeals against this decision will be filed at the High Labour Court and at the Federal Supreme Court, as applicable.

- Absorption of Banco Noroeste by Banco Santander Brasil: Three claims filed by minority shareholders of the former Banco Noroeste requesting, in addition to compensation for damage and losses, the annulment of the shareholders' meeting that approved the merger between Banco Noroeste and Banco Santander Brasil, arguing that when the merger took place they should have been offered a market value that would have enabled them to decide whether or not to sell their shares at that value.

  In the three cases, judgments were handed down at first instance, one of which found in favour of the Bank and the other two against it. In the latter two cases the shareholders' meeting was not declared null and void but rather the Bank was ordered to pay compensation. Appeals were filed against these judgments.

  The Sao Paulo Court of Justice has recently handed down joint judgments on three appeals at second instance, considering that Santander should have duly prepared a valuation report using the disposal value method thereby establishing that the minority shareholders be indemnified.

  In the case of the shareholders that sold their shares, the Court indicated that they should receive the difference between the value at which they sold their shares (equity value) and market value (calculated as the disposal value) at that time, plus interest. In the case of the shareholders that did not sell, the Court considers that they should receive the market value at that time plus interest, less the present value of their shares. Unlike the judgments handed down at first instance, lost profit and damnum emergens were excluded and the amount of lawyers' fees was reduced. An appeal against this judgment will be filed at higher courts.

At 30 June 2008, other less significant legal litigation was in progress.

The total amount of payments made by the Group arising from lawsuits in the first six months of 2008 and 2007 is not material with respect to the accompanying condensed consolidated half-yearly financial statements taken as a whole.

## 12. Equity

In the first half of 2008 and 2007 there were no other quantitative or qualitative changes in the Group's equity other than those indicated in the consolidated statements of changes in equity below:

| | Equity Attributable to the Parent | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Equity | | | | | | | |
| | Share Capital | Share Premium and Reserves Less Dividends and Remuneration | Other Equity Instruments | Less: Treasury Shares | Profit for the Period Attributable to the Parent | Valuation Adjustments | Minority Interests | Total Equity |
| **Balance at 31/12/07** | 3,127,148 | 35,203,751 | 7,086,881 | (192) | 9,060,258 | 722,036 | 2,358,269 | 57,558,151 |
| Adjustments due to changes in accounting policies | | | | | | | | |
| Adjustments due to errors | | | | | | | | |
| **Adjusted beginning balance** | 3,127,148 | 35,203,751 | 7,086,881 | (192) | 9,060,258 | 722,036 | 2,358,269 | 57,558,151 |
| **Total recognised income/(expense)** | - | - | - | - | 4,730,267 | (2,848,141) | 128,964 | 2,011,090 |
| **Other changes in equity** | - | 5,442,491 | 3,710 | (49,973) | (9,060,258) | - | (152,576) | (3,816,606) |
| Capital increases/reductions | - | - | - | - | - | | 73,863 | 73,863 |
| Conversion of financial liabilities into capital | - | - | - | - | - | | | - |
| Increase in other equity instruments | - | - | 39,967 | - | - | | | 39,967 |
| Reclassification from/to financial liabilities | - | - | - | - | - | | | - |
| Distribution of dividends | - | (3,378,166) | - | - | - | | (189,552) | (3,567,718) |
| Own equity instrument transactions (net) | - | (4,932) | - | (49,973) | - | | | (54,905) |
| Transfers between equity accounts | - | 9,061,279 | (1,021) | - | (9,060,258) | | | - |
| Increases/(decreases) due to business combinations | - | - | - | - | - | | | - |
| Payments with equity instruments | - | - | (35,236) | - | - | | | (35,236) |
| Other increases/(decreases) in equity | - | (235,690) | - | - | | | (36,887) | (272,577) |
| **Balance at 30/06/08** | 3,127,148 | 40,646,242 | 7,090,591 | (50,165) | 4,730,267 | (2,126,105) | 2,334,657 | 55,752,635 |

The balance of "Distribution of Dividends" includes the first dividend agreed upon out of 2008 profit, totalling EUR 845,794 thousand, which will be paid on 1 August 2008.

The most significant balance recognised under "Other Reductions in Equity" relates to interest paid to "Valores Santander".

| | Equity Attributable to the Parent | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Equity | | | | | | | | |
| | Share Capital | Share Premium and Reserves Less Dividends and Remuneration | Other Equity Instruments | Less: Treasury Shares | Profit for the Period Attributable to the Parent | Valuation Adjustments | Minority Interests | Total Equity |
| **Balance at 31/12/06** | **3,127,148** | **31,322,390** | **62,118** | **(126,801)** | **7,595,947** | **2,870,757** | **2,220,743** | **47,072,302** |
| Adjustments due to changes in accounting policies | - | - | - | - | - | - | - | - |
| Adjustments due to errors | - | - | - | - | - | - | - | - |
| **Adjusted beginning balance** | **3,127,148** | **31,322,390** | **62,118** | **(126,801)** | **7,595,947** | **2,870,757** | **2,220,743** | **47,072,302** |
| **Total recognised income/(expense)** | - | - | - | - | **4,458,370** | **(984,285)** | **192,220** | **3,666,305** |
| **Other changes in equity** | - | **4,912,387** | **182,973** | **17,453** | **(7,595,947)** | - | **(109,036)** | **(2,592,170)** |
| Capital increases/reductions | - | - | - | - | - | - | 203,718 | 203,718 |
| Conversion of financial liabilities into capital | - | - | - | - | - | - | - | - |
| Increase in other equity instruments | - | - | 200,923 | - | - | - | - | 200,923 |
| Reclassification from/to financial liabilities | - | - | - | - | - | - | - | - |
| Distribution of dividends | - | (2,687,828) | - | - | - | - | (306,548) | (2,994,376) |
| Own equity instrument transactions (net) | - | (2,014) | - | 17,453 | - | - | - | 15,439 |
| Transfers between equity accounts | - | 7,608,065 | (12,118) | - | (7,595,947) | - | - | - |
| Increases/(decreases) due to business combinations | - | - | - | - | - | - | - | - |
| Payments with equity instruments | - | - | - | - | - | - | - | - |
| Other increases/(decreases) in equity | - | (5,836) | 5,832 | - | - | - | (6,206) | (17,874) |
| **Balance at 30/06/07** | **3,127,148** | **36,234,777** | **245,091** | **(109,348)** | **4,458,370** | **1,886,472** | **2,303,927** | **48,146,437** |

### a) *Issued capital*

The number of shares and the par value of the share capital at 30 June 2008 and 2007 amounted to 6,254,296,579 shares and EUR 3,127,148,290, respectively.

### b) *Other equity instruments*

"Other Equity Instruments" includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other "Shareholders' Equity" items. The most significant amount relates to "Valores Santander".

*Valores Santander*

In 2007, in order to partially finance the takeover bid for ABN AMRO (Note 2-a), Santander Emisora 150, S.A.U. issued securities necessarily convertible into newly-issued ordinary shares of the Bank ("*Valores Santander*"), amounting to EUR 7,000 million. These securities can be voluntarily exchanged for Bank shares on 4 October 2008, 2009, 2010 and 2011, and must be mandatorily exchanged on 4 October 2012.

The reference price of the Bank's share for conversion purposes was set at EUR 16.04 per share, and the conversion ratio of the Bonds, i.e. the number of Bank shares corresponding to each *Valor Santander* for

conversion purposes, is 311.76 shares for each *Valor Santander*. The nominal interest rate on these securities is 7.30% until 4 October 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.

## 13. Segment reporting

As required by CNMV Circular 1/2008, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of "Interest and Similar Income" at 30 June 2008 and 2007 is as follows:

| | Interest and Similar Income by Geographical Area (Thousands of Euros) | |
|---|---|---|
| | Consolidated | |
| Geographical Area | 30/06/08 | 30/06/07 |
| Spain | 9,640,895 | 7,535,310 |
| Abroad: | 15,267,744 | 14,184,845 |
| a) European Union | 7,620,827 | 7,310,506 |
| b) OECD countries | 2,744,965 | 2,859,703 |
| c) Other countries | 4,901,952 | 4,014,636 |
| **Total** | **24,908,639** | **21,720,155** |

For Group management purposes, the primary level of segmentation, by geographical area, comprises four segments: three operating areas plus Financial Management and Holdings. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Abbey) and Latin America, based on the location of our assets.

Following is the distribution of revenue, by geographical segment, used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under "Interest and Similar Income", "Income from Equity Instruments", "Fee and Commission Income", "Gains/Losses on Financial Assets and Liabilities (Net)" and "Other Operating Income" in the accompanying consolidated income statements for the six-month periods ended 30 June 2008 and 2007.

| | Revenue (Thousands of Euros) | | | | | |
|---|---|---|---|---|---|---|
| | Revenue from External Customers | | Inter-Segment Revenue | | Total Revenue | |
| Segments | 30/06/08 | 30/06/07 | 30/06/08 | 30/06/07 | 30/06/08 | 30/06/07 |
| Continental Europe | 19,434,130 | 16,767,537 | 524,455 | 889,646 | 19,958,585 | 17,657,183 |
| United Kingdom | 6,670,536 | 6,057,329 | 240,799 | 293,374 | 6,911,335 | 6,350,703 |
| Latin America | 10,596,794 | 9,068,233 | 193,932 | 1,231,595 | 10,790,726 | 10,299,828 |
| Financial Management and Holdings | (251,851) | (263,742) | 2,347,598 | 2,357,375 | 2,095,747 | 2,093,633 |
| Inter-segment revenue adjustments and eliminations | - | - | (3,306,784) | (4,771,990) | (3,306,784) | (4,771,990) |
| **TOTAL** | **36,449,609** | **31,629,357** | - | - | **36,449,609** | **31,629,357** |

Also, following is the reconciliation of the Group's consolidated profit before tax for the six-month periods ended 30 June 2008 and 2007, by business segment and profit before tax as stated in the accompanying consolidated income statements for these six-month periods:

| Segments | Consolidated Profit (Thousands of Euros) | |
|---|---|---|
| | 30/06/08 | 30/06/07 |
| Continental Europe | 2,441,665 | 2,525,165 |
| United Kingdom | 626,684 | 601,597 |
| Latin America | 1,627,596 | 1,560,705 |
| Financial Management and Holdings | 296,167 | 39,353 |
| Total profit of the segments reported | 4,992,112 | 4,726,820 |
| (+/-) Unallocated profit | - | - |
| (+/-) Elimination of inter-segment profit | - | - |
| (+/-) Other profit/(loss) | - | - |
| (+/-) Income tax and/or profit from discontinued operations | 1,106,709 | 1,164,395 |
| Profit before tax | 6,098,821 | 5,891,215 |

## 14. Related party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank's key management personnel (the members of its Board of Directors and the General Managers, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2008 and 2007, distinguishing between significant shareholders, members of the Bank's Board of Directors, the Bank's General Managers, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm's-length transactions or the corresponding compensation in kind was allocated.

| | Thousands of Euros | | | | |
|---|---|---|---|---|---|
| | 30/06/08 | | | | |
| Expenses and Income | Significant Shareholders | Directors and Executives | Group Employees, Companies or Entities | Other Related Parties | Total |
| **Expenses:** | | | | | |
| Finance costs | - | 337 | 9,840 | 14,863 | 25,040 |
| Management or cooperation agreements | - | - | - | - | - |
| R&D transfers and licensing agreements | - | - | - | - | - |
| Leases | - | - | - | - | - |
| Services received | - | - | - | - | - |
| Purchases of goods (finished or in progress) | - | - | - | - | - |
| Valuation adjustments for uncollectible or doubtful debts | - | - | - | - | - |
| Losses on derecognition or disposal of assets | - | - | - | - | - |
| Other expenses | - | - | 12,323 | - | 12,323 |
| | - | 337 | 22,163 | 14,863 | 37,363 |
| **Income:** | | | | | |
| Finance income | - | 325 | 86,843 | 57,787 | 144,955 |
| Management or cooperation agreements | - | - | - | - | - |
| R&D transfers and licensing agreements | - | - | - | - | - |
| Dividends received | - | - | - | - | - |
| Leases | - | - | - | - | - |
| Rendering of services | - | - | - | - | - |
| Sale of goods (finished or in progress) | - | - | - | - | - |
| Gains on derecognition or disposal of assets | - | - | - | - | - |
| Other income | - | 10 | 25,633 | 19,407 | 45,050 |
| | - | 335 | 112,476 | 77,194 | 190,005 |

| Other Transactions | Thousands of Euros | | | | |
|---|---|---|---|---|---|
| | 30/06/08 | | | | |
| | Significant Shareholders | Directors and Executives | Group Employees, Companies or Entities | Other Related Parties | Total |
| Purchases of tangible, intangible or other assets | - | - | - | - | - |
| Financing agreements: loans and capital contributions (lender) | - | 20,010 | 4,985,373 | 1,714,690 | 6,720,073 |
| Finance leases (lessor) | - | - | - | - | - |
| Repayment or termination of loans and leases (lessor) | - | - | - | - | - |
| Sales of tangible, intangible or other assets | - | - | - | - | - |
| Financing agreements: loans and capital contributions (borrower) | - | 32,694 | 247,193 | 407,545 | 687,432 |
| Finance leases (lessee) | - | - | - | - | - |
| Repayment or termination of loans and leases (lessee) | - | - | - | - | - |
| Guarantees provided | - | 2,023 | 284,362 | 530,966 | 817,351 |
| Guarantees received | - | - | - | - | - |
| Obligations | - | 2,169 | 117,013 | 7,339 | 126,521 |
| Obligations/guarantees cancelled | - | - | - | - | - |
| Dividends and other distributed profit | - | 9,732 | - | 87,588 | 97,320 |
| Other transactions | - | - | 9,371,875 | 811,771 | 10,183,646 |

| Expenses and Income | Thousands of Euros | | | | |
|---|---|---|---|---|---|
| | 30/06/07 | | | | |
| | Significant Shareholders | Directors and Executives | Group Employees, Companies or Entities | Other Related Parties | Total |
| **Expenses:** | | | | | |
| Finance costs | - | - | 12,400 | 2,889 | 15,289 |
| Management or cooperation agreements | - | - | - | - | - |
| R&D transfers and licensing agreements | - | - | - | - | - |
| Leases | - | - | - | - | - |
| Services received | - | - | - | - | - |
| Purchases of goods (finished or in progress) | - | - | - | - | - |
| Valuation adjustments for uncollectible or doubtful debts | - | - | - | - | - |
| Losses on derecognition or disposal of assets | - | - | - | - | - |
| Other expenses | - | - | 9,870 | - | 9,870 |
| | - | - | **22,270** | **2,889** | **25,159** |
| **Income:** | | | | | |
| Finance income | - | - | 49,446 | 38,658 | 88,104 |
| Management or cooperation agreements | - | - | - | - | - |
| R&D transfers and licensing agreements | - | - | - | - | - |
| Dividends received | - | - | - | - | - |
| Leases | - | - | - | - | - |
| Rendering of services | - | - | - | - | - |
| Sale of goods (finished or in progress) | - | - | - | - | - |
| Gains on derecognition or disposal of assets | - | - | - | - | - |
| Other income | - | - | 21,036 | 26,804 | 47,840 |
| | - | - | **70,482** | **65,462** | **135,944** |

| Other Transactions | Thousands of Euros | | | | |
|---|---|---|---|---|---|
| | 30/06/07 | | | | |
| | Significant Shareholders | Directors and Executives | Group Employees, Companies or Entities | Other Related Parties | Total |
| Purchases of tangible, intangible or other assets | - | - | - | - | - |
| Financing agreements: loans and capital contributions (lender) | - | 12,102 | 2,652,794 | 1,491,856 | 4,156,752 |
| Finance leases (lessor) | - | - | - | - | - |
| Repayment or termination of loans and leases (lessor) | - | - | - | - | - |
| Sales of tangible, intangible or other assets | - | - | - | - | - |
| Financing agreements: loans and capital contributions (borrower) | - | 64,128 | 413,742 | 524,274 | 1,002,144 |
| Finance leases (lessee) | - | - | - | - | - |
| Repayment or termination of loans and leases (lessee) | - | - | - | - | - |
| Guarantees provided | - | 2,012 | 107,958 | 524,274 | 634,244 |
| Guarantees received | - | - | - | - | - |
| Obligations | - | - | 366,851 | 1,704 | 368,555 |
| Obligations/guarantees cancelled | - | - | - | - | - |
| Dividends and other distributed profit | - | 31,676 | - | 64,509 | 96,185 |
| Other transactions | - | 1,270 | 8,364,894 | 1,150,151 | 9,516,315 |

In addition to the detail above, there are insurance contracts linked to pensions amounting to EUR 2,497 million at 30 June 2008 (30 June 2007: EUR 2,568 million).

## 15. Average headcount

The average number of employees at the Group and at the Bank, by gender, during the six-month periods ended 30 June 2008 and 2007 was as follows:

| Average Headcount | Bank | | Group | |
|---|---|---|---|---|
| | 30/06/08 | 30/06/07 | 30/06/08 | 30/06/07 |
| Men | 13,089 | 13,387 | 67,303 | 65,839 |
| Women | 7,229 | 7,014 | 64,045 | 62,652 |
| **Total** | **20,318** | **20,401** | **131,348** | **128,491** |

## 16. Explanation added for translation to English

These condensed consolidated interim financial statements are presented on the basis of IFRS as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRS may not conform with other generally accepted accounting principles.

# PART 8

# UNAUDITED PRO FORMA FINANCIAL INFORMATION

The information contained in this Part 8 has been prepared by Banco Santander and:

- is provided for illustrative purposes only and is not, and is not intended to comprise, a comprehensive set of pro forma financial statements. Rather, it is merely designed to highlight the effect that such a consolidation would have had on certain key items of the consolidated balance sheet of the Banco Santander Group as at 30 June 2008, under the hypothesis, amongst others, that the Acquisition had been effective on such date, and of the consolidated income statement of the Banco Santander Group for the six months ended 30 June 2008, under the hypothesis, amongst others, that the Acquisition had become effective on 1 January 2008;
- because of its nature, does not represent, nor aims at representing, the actual financial position or results of Banco Santander or A&L, nor the financial position or results of Banco Santander, A&L or the Enlarged Banco Santander Group that would result if the Acquisition was completed;
- relating to the A&L Group has been derived, as indicated in note 1 below, from the A&L unaudited interim consolidated financial statements for the six months ended 30 June 2008 but such information has been adapted in certain respects applying the classification criteria and the presentational format for the financial statements applicable to Banco Santander in Spain (including the Spanish CNMV Circular 1/2008). Such adaptations have been made without making a detailed review of the underlying classification criteria used by A&L when preparing its unaudited interim consolidated financial statements for the six months ended 30 June 2008;
- has been included in this document to facilitate the treatment of this document as a document equivalent to a prospectus for the purposes of Spanish securities laws;
- does not constitute statutory accounts as defined in Section 435 of the Companies Act nor under any other rule; and
- **has not been reviewed by any auditor or independent accountant.**

The unaudited pro forma consolidated financial information included in this Part 8 comprises the unaudited pro forma consolidated balance sheet as at 30 June 2008 set out below and the unaudited pro forma consolidated income statement for the six months ending 30 June 2008 set out below and the explanatory notes to those pro forma consolidated financial statements which are included below. It is important that the pro forma balance sheet and pro forma income statement are read together with the notes set out on pages 133 and 134 of this document (particularly notes 1 and 2).

**Unaudited pro forma consolidated balance sheet as at 30 June 2008**

*(figures in millions of Euros)*

| | *Notes* | *Banco Santander Group 30 June 2008* | *A&L Group 30 June 2008* | *Pro forma 30 June 2008* |
|---|---|---|---|---|
| Cash and balances with central banks | 3.2 | 19,594 | 2,516 | 22,110 |
| Financial assets held for trading | 3.2 | 135,997 | 2,837 | 138,834 |
| Other financial assets at fair value through profit or loss | 3.2 | 31,314 | 72 | 31,386 |
| Available-for-sale financial assets | 3.2 | 38,726 | 15,945 | 54,671 |
| Loans and receivables | 3.2 | 624,220 | 74,218 | 698,438 |
| Held-to-maturity investments | | – | – | – |
| Changes in the fair value of hedged items in portfolio hedges of interest risk | | (485) | – | (485) |
| Hedging derivatives | | 3,526 | – | 3,526 |
| Non-current assets held for sale | | 2,707 | – | 2,707 |
| Investments | | 17,211 | – | 17,211 |
| Insurance contracts linked to pensions | | 2,497 | – | 2,497 |
| Reinsurance assets | | 302 | – | 302 |
| Tangible assets | 3.2 | 9,256 | 689 | 9,945 |
| Intangible assets | 3.2 | 15,128 | 204 | 15,332 |
| Tax assets | 3.2 | 13,064 | 276 | 13,340 |
| Other | 3.2 | 5,274 | 492 | 5,766 |
| **Total Assets** | | **918,332** | **97,249** | **1,015,581** |

**Unaudited pro forma consolidated balance sheet as at 30 June 2008** *(continued)*

*(figures in millions of Euros)*

| | Notes | *Banco Santander Group 30 June 2008* | *A&L Group 30 June 2008* | *Pro forma 30 June 2008* |
|---|---|---|---|---|
| Financial liabilities held for trading | 3.2 | 111,169 | 833 | 112,002 |
| Other financial liabilities at fair value through profit and loss | | 36,957 | – | 36,957 |
| Financial liabilities at amortised cost | 3.2 | 668,209 | 93,173 | 761,382 |
| Changes in the fair value of hedged items in portfolio hedges of interest rate risk | 3.2 | (819) | 339 | (480) |
| Hedging derivatives | | 5,111 | – | 5,111 |
| Liabilities associated with non-current assets held for sale | | 58 | – | 58 |
| Liabilities under insurance contracts | | 14,959 | – | 14,959 |
| Provisions | 3.2 | 15,668 | 27 | 15,695 |
| Tax liabilities | 3.2 | 5,231 | 165 | 5,396 |
| Other liabilities | 3.2 | 6,037 | 765 | 6,802 |
| Equity refundable on demand | | – | – | – |
| **Total Liabilities** | | **862,579** | **95,302** | **957,881** |
| **Own Funds** | **3.1** | **55,544** | **1,576** | **57,120** |
| *Capital* | 3.1 | 3,127 | 1,576 | 4,703 |
| *Share premium* | | 20,370 | – | 20,370 |
| *Reserves* | | 21,122 | – | 21,122 |
| *Other equity instruments* | | 7,091 | – | 7,091 |
| *Less: Treasury shares* | | (50) | – | (50) |
| *Profit for the year attributable to the parent* | | 4,730 | – | 4,730 |
| *Less: Dividends and remuneration* | | (846) | – | (846) |
| | | | – | |
| **Valuation Adjustments** | | **(2,126)** | **–** | **(2,126)** |
| *Available-for-sale financial assets* | | (877) | – | (877) |
| *Cash-flow hedges* | | (158) | – | (158) |
| *Hedges of net investments in foreign operations* | | 1,381 | – | 1,381 |
| *Exchange differences* | | (2,436) | – | (2,436) |
| *Non-current assets held for sale* | | – | – | – |
| *Entities accounted for using the equity method* | | (36) | – | (36) |
| **Equity attributable to the parent** | | **53,418** | **1,576** | **54,994** |
| **Minority interests** | **3.2** | **2,335** | **371** | **2,706** |
| **Total Liabilities and Equity** | | **918,332** | **97,249** | **1,015,581** |

**Unaudited pro forma consolidated income statement for the six months ended 30 June 2008**

*(figures in millions of Euros)*

| | *Notes* | *Banco Santander Group 30 June 2008* | *A&L Group 30 June 2008* | *Pro forma 30 June 2008* |
|---|---|---|---|---|
| Interest and similar income | 3.2 | 24,909 | 2,876 | 27,785 |
| Interest expense and similar charges | 3.2 | (16,428) | (2,428) | (18,856) |
| Return on equity refundable on demand | | – | – | – |
| **INTEREST INCOME/(CHARGES)** | **3.2** | **8,480** | **447** | **8,927** |
| Income from equity instruments | | 319 | – | 319 |
| Share of results of entities accounted for using the equity method | 3.2 | 614 | – | 614 |
| Fee and commission income | 3.2 | 4,854 | 313 | 5,167 |
| Fee and commission expense | 3.2 | (726) | (37) | (763) |
| Gains (losses) on financial assets and liabilities | 3.2 | 1,660 | (83) | 1,577 |
| Exchange differences (net) | 3.2 | 8 | – | 8 |
| Other operating income | 3.2 | 4,707 | 47 | 4,754 |
| Other operating expenses | | (4,824) | – | (4,824) |
| **GROSS OPERATING INCOME** | **3.2** | **15,092** | **687** | **15,779** |
| Administrative expenses | 3.2 | (5,595) | (402) | (5,997) |
| Depreciation and amortisation | 3.2 | (615) | (29) | (644) |
| Provisions (net) | 3.2 | (310) | – | (310) |
| Impairment losses on financial assets | 3.2 | (2,485) | (265) | (2,750) |
| **PROFIT/(LOSS) FROM OPERATIONS** | **3.2** | **6,088** | **(9)** | **6,079** |
| Impairment losses on other assets (net) | | (18) | – | (18) |
| Gains/(losses) on disposal of assets not classified as non-current assets held for sale | | 57 | – | 57 |
| Negative consolidation difference | | – | – | – |
| Gains/(losses) on non-current assets held for sale not classified as discontinued operations | | (28) | – | (28) |
| **PROFIT /LOSS BEFORE TAX** | **3.2** | **6,099** | **(9)** | **6,090** |
| Income tax | 3.2 | (1,109) | 3 | (1,106) |
| **PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS** | **3.2** | **4,990** | **(6)** | **4,984** |
| Profit from discontinued operations (net) | | 3 | – | 3 |
| **CONSOLIDATED PROFIT FOR THE PERIOD** | **3.2** | **4,992** | **(6)** | **4,986** |
| Profit for the period attributable to the parent | 3.2 | 4,730 | (31) | 4,699 |
| Profit attributable to minority interests | 3.2 | 262 | 25 | 287 |

## 1. BASIS AND SOURCES OF INFORMATION USED IN THE PREPARATION OF THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The data for the Banco Santander Group set out in the financial information in this Part 8 has been extracted from the audited consolidated interim financial statements of the Banco Santander Group for the six months ended 30 June 2008 made available through the CNMV (an English translation of which appear in Part 7 (*Banco Santander Group Interim Financial Statements*) of this document).

The data for the A&L Group set out in the financial information in this Part 8 has been derived from the unaudited consolidated interim financial statements of the A&L Group for the six months ended 30 June 2008 (which appear in Part 6 (*A&L Group Interim Financial Statements*) of this document) but such data has been adapted in certain respects applying the classification criteria and the presentational format for the financial statements applicable to Banco Santander in Spain (including the Spanish CNMV Circular 1/2008). Such adaptations have been made without making a detailed review of the underlying classification criteria used by A&L when preparing its unaudited interim consolidated financial statements for the six months ended 30 June 2008.

Because of the nature of the financial information set out in this Part 8, it cannot give a complete picture of the financial position of the Enlarged Banco Santander Group as at, or of the financial performance for the six months ended, 30 June 2008.

## 2. PRINCIPAL ASSUMPTIONS USED IN PREPARING, AND LIMITATIONS IN RELATION TO, THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Certain principal assumptions upon which the unaudited pro forma consolidated financial information in this Part 8 has been prepared, and certain principal limitations of this financial information, are:

1. That 140,305,725 Banco Santander Shares would be issued to acquire all of the ordinary issued share capital of A&L as at 30 June 2008.

2. An exchange rate of €1.26223:£1 on 30 June 2008 (for the purposes of converting the A&L Group's consolidated balance sheet into Euro) and an average exchange rate for the six months ended 30 June 2008 of €1.29097:£1 (for the purpose of converting the A&L Group's consolidated income statement into Euro).

3. The public information available on A&L does not provide details on inter-company transactions between the Banco Santander Group and the A&L Group. As a result no related adjustments have been performed.

4. Homogenisation adjustments, of the public financial information of A&L prepared according to IFRS, have not been made as it has not been possible to identify such adjustments due to limited relevant information being publicly available about A&L.

5. It has not been possible to make an estimation of the allocation of the value of the purchase to the fair value of the assets and liabilities acquired in the transaction. Therefore, in preparing the unaudited pro forma consolidated financial information, neither the recording of net assets at a value other than that recorded in A&L's financial statements, nor the amortisation of intangible assets that might arise in the process of allocating the value of the purchase, have been considered.

6. No provision has been made for the estimated costs of the Acquisition (such as taxes and costs related to the share capital increase and counsel and other advisors fees).

7. No provision has been made for the estimated cost of the free allotment of shares to A&L Group employees mentioned in paragraph 8 of Part 2 of this document.

8. That no dividend paid by A&L during the six-month period ended 30 June 2008 has been recorded as income.

**It is important to highlight that none of these assumptions may accord with the actual situation nor be a reasonable estimate of the actual situation.**

### 3. PRO FORMA ADJUSTMENTS

The main adjustments considered in the unaudited pro forma consolidated financial information in this Part 8 have been estimated as if the Acquisition had become effective on 30 June 2008 for purposes of the unaudited pro forma consolidated balance sheet and on 1 January 2008 for purposes of the unaudited pro forma consolidated income statement for the six months ended 30 June 2008:

3.1 *Capital increase:*

The estimate of the capital increase plus share premium in Banco Santander for the acquisition of 100 per cent. of A&L Shares used for the unaudited pro forma consolidated financial information set out above is £1,259 million (approximately €1,576 million). This estimate is based on the assumption that the number of A&L Shares in issue as at the Scheme record time was the same as the number of A&L Shares in issue as at 30 June 2008.

As at 30 June 2008, the issued ordinary share capital of A&L comprised 420,917,175 ordinary shares. Based on this assumption and using the Closing Price for Banco Santander Shares on 11 July 2008 (the last trading day prior to the commencement of the Offer Period) of €11.23 per share, the terms of the Acquisition value each A&L Share at 299 pence (without considering the 18 pence dividend per A&L Share). Therefore, under these assumptions and applying the exchange ratio of 3 A&L Shares to 1 Banco Santander Share, the total number of Banco Santander Shares that would be issued as at 30 June 2008 would be 140,305,725 Banco Santander Shares.

3.2 *A&L balance sheet and income statement incorporation:*

For the purposes of this Part 8, the relevant financial information concerning the A&L Group has been consolidated with the relevant financial information concerning the Banco Santander Group using the global integration method.

# PART 9

# INFORMATION ON THE BANCO SANTANDER SHARES

## 1. Description of Banco Santander Shares

Banco Santander's capital currently consists of 6,254,296,579 Banco Santander Shares having a nominal value of €0.50 each, all of which were validly issued, fully paid. By resolution passed at a general shareholders' meeting held on 21 June 2008, Banco Santander shareholders delegated to the Banco Santander Board the authority to increase Banco Santander's share capital by up to €375,000,000 (being equivalent to 750,000,000 Banco Santander Shares). Such authority will expire on 21 June 2009. Furthermore, at a general shareholders' meeting held on 27 July 2007, Banco Santander Shareholders passed a resolution delegating to the Banco Santander Board the authority to increase the company's share capital by up to €1,563,574,144.5 (being equivalent to 3,127,148,289 Banco Santander Shares). Such authority will expire on 27 July 2010. None of the authorities set out in this paragraph have been utilised except for the capital increase indicated in the paragraph below.

In addition, on 17 October 2007, Banco Santander issued €7,000,000,000 of mandatory convertible bonds convertible into new Banco Santander Shares. Such bonds are voluntarily convertible at each bondholders' request annually on 4 October from 2008 to 2011 (and also in certain other specific circumstances) and mandatorily convertible on 4 October 2012. Given the conversion ratio set for the bonds (and disregarding any possible amendments thereto pursuant to the anti-dilution mechanism provided in the terms of issuance) a maximum of 436,460,939 new Banco Santander Shares will need to be issued upon conversion of all the bonds, corresponding to a capital increase of €218,230,469.5. Two-sevenths of the shares into which the referred bonds are convertible will be issued under a capital increase approved by the Banco Santander Board under the authority received on 27 July 2007 and the rest of shares will be issued under an *ad hoc* capital increase approved by the Banco Santander shareholders on 27 July 2007.

The following is a brief description of certain principal rights of holders of Banco Santander Shares. For a complete understanding of these rights, A&L Shareholders should refer to the laws and applicable regulations of Spain, the listing requirements of the CNMV and Banco Santander's By-laws and internal rules, which include board regulations and general shareholders' meeting regulations, as amended. For the purposes of this Part 9, references to "Banco Santander's By-laws" are to the by-laws of Banco Santander currently in force. References in this Part 9 to "A&L Articles" are to the articles of association of A&L currently in force. Further information relating to the Banco Santander CDIs is set out in Section 3 below and in Section 9 of Part 3 (*Explanatory Statement*) of this document.

### (a) *General*

Banco Santander is incorporated in Spain and operates in accordance with the Spanish Corporate Act (*Real Decreto Legislativo 1564/1989 de 22 de diciembre*), as amended (the "Spanish Corporate Act"). The rights of Banco Santander Shareholders are determined by the Spanish Corporate Act, the securities laws and other legislation of Spain and the Banco Santander By-laws and internal rules.

### (b) *Dividends*

Banco Santander Shareholders are entitled to receive rateably such dividends as may be declared by the Banco Santander general shareholders' meeting or the interim dividends as may be declared either by the Banco Santander general shareholders' meeting or by the Banco Santander Board from time to time. Dividends may only be declared out of funds legally available for this purpose.

Generally Banco Santander pays quarterly cash dividends on Banco Santander Shares. The declaration and payment of dividends is dependent upon business conditions, operating results and the Banco Santander Board's consideration of other relevant factors. All cash dividends are paid in Euro. Banco Santander declared dividends on Banco Santander Shares of €4,070 million in aggregate in respect of 2007 (2006: €3,256 million), being an average of €0.65 for each Banco Santander Share

(2006: €0.52), which represented an increase of approximately 25 per cent from 2006 (2006: an increase of approximately 25 per cent from 2005).

(c) ***Meetings of shareholders***

Banco Santander's By-laws provide that an annual general meeting must be held within the first six months of each financial year in order to: (1) review corporate performance; (2) approve, if applicable, the previous year's accounts; (3) determine the distribution of profits; and (4) approve, if applicable, the consolidated accounts. In addition, resolutions may be discussed and adopted on any other matter which is included on the agenda, such as the appointment of auditors and directors.

Annual general meetings of Banco Santander must be held in Santander, Spain.

In addition, an extraordinary general meeting of Banco Santander's shareholders may be called by the Banco Santander Board at any time deemed convenient by the Banco Santander Board for the company's interests. Furthermore, the Banco Santander Board must call an extraordinary general meeting if so requested by shareholders holding 5 per cent or more of the outstanding share capital of Banco Santander.

At least one month prior to the date fixed for any shareholders' meeting, a notice of such shareholders' meeting must be published in the Official Gazette of the Mercantile Registry (*Boletín Oficial del Registro Mercantil*) and in one of the local newspapers having the largest circulation in the province where the registered office of Banco Santander is located. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and published on Banco Santander's website.

Notices of shareholders' meetings may (but are not required to) provide for a second call to be convened in the event that the required quorum (as detailed in paragraph (d) entitled "*Voting rights, quora and majorities*") is not present on the first call. There must be at least 24 hours between the first and the second call for a shareholders' meeting. In practice, shareholders meetings of Banco Santander are held on second call.

Shareholders representing at least 5 per cent of Banco Santander's share capital may request the publication of a supplement to the call of the shareholders' meeting, including a request for one or more additional items to be put on the agenda. This right must be exercised by means of a verifiable notice which must be received at the registered office within five days of the publication of the original notice of the call to meeting. The supplement to the call shall be published at least 15 days in advance of the date set for the shareholders' meeting.

(d) ***Voting rights, quora and majorities***

Banco Santander's By-laws provide that each Banco Santander Share entitles the holder to one vote at general shareholders' meetings. Although Spanish law allows by-laws to set a minimum number of shares that must be held in order for holders to be entitled to attend general shareholders' meetings, Banco Santander's By-laws provide that no minimum shareholding is required to attend shareholders' meetings.

Under Spanish law, a quorum on first call for a duly constituted annual or extraordinary general meeting of shareholders requires the presence, in person or by proxy, of shareholders representing 25 per cent of the company's voting capital. On second call there is no quorum requirement. In practice, most shareholders' meetings of Spanish listed companies are held on second call.

Notwithstanding the above, a quorum of shareholders representing 50 per cent of the voting capital is required to be present or represented at a meeting held on first call to approve any of the following actions: (1) an issue of bonds; (2) an increase or reduction of share capital; (3) a change in Banco Santander's corporate nature/form; (4) a merger or de-merger; (5) any other amendment of Banco Santander's By-laws; and (6) dissolution and liquidation of Banco Santander. At a meeting held on second call in respect of such actions, a quorum of shareholders representing 25 per cent of the voting capital is required to be present or represented.

Resolutions at general shareholders' meetings are passed by a simple majority of the voting capital present or represented at the meeting. However, a two-thirds majority of the voting capital (either present or represented at the meeting) is required to approve the special actions described in the previous paragraph when the shareholders' meeting is held on second call and less than 50 per cent of the voting capital is present or represented.

Under both Spanish law and Banco Santander's By-laws, only holders of Banco Santander Shares who have their Banco Santander Shares duly registered in the appropriate records at least five days prior to the day on which a meeting is scheduled to be held may attend and vote at such meeting.

Banco Santander's By-laws state that voting rights may be exercised in advance of a general shareholders' meeting by mail or electronic means. In order to be valid, a vote cast by any of the aforementioned means must be received by Banco Santander before midnight on the third day prior to the date upon which the shareholders' meeting is to be held on first call. If the vote cast is not received within the prescribed period, the vote shall be deemed not to have been cast. The Board may reduce the required notice period for a vote by mail or electronic means, publishing this information in the same manner as it published the announcement of the call to meeting.

In addition, Banco Santander's By-laws permit remote attendance at the general shareholders' meeting via simultaneous teleconference and for real-time electronic vote casting, provided that the Banco Santander Board agrees to this in advance of the meeting.

(e) ***Shareholders' votes on certain transactions***

See paragraph (d) entitled "*Voting rights, quora and majorities*" and paragraph (c) entitled "*Meetings of shareholders*" above, in relation to the quora and majorities required for certain resolutions to be adopted by Banco Santander's shareholders.

(f) ***Transfers***

Under Banco Santander's By-laws there are no restrictions on the transfer of shares. Banco Santander Shares may, therefore, be freely traded on the stock exchanges on which they are listed, provided that the particular transaction does not require prior notice to be given to the Bank of Spain as described below.

Transfers of shares quoted on the Spanish Bolsas de Valores must be made through, or with the participation of, a member of the relevant Spanish stock exchange. Brokerage firms, official stockbroker or dealer firms, Spanish credit entities, investment services entities authorised in other EU member states and non-EU investment services entities authorised by their relevant authorities and in compliance with the Spanish regulations are eligible to be members of the Spanish stock exchanges. The transfer of shares may be subject to certain fees and expenses.

Certain provisions of Spanish law require notice to be given to the Bank of Spain prior to the acquisition by any individual or corporation of a significant holding of shares (as defined below) in a Spanish bank.

Any individual or corporation that wishes to acquire, directly or indirectly, a significant holding of shares (*participación significativa*) in a Spanish bank must give advance notice to the Bank of Spain describing the size of such proposed holding, the proposed terms and conditions of the acquisition, and the anticipated closing date of the acquisition. A "significant holding" for these purposes is defined as 5 per cent or more of the share capital or voting rights of the target bank, or any lesser holding that gives the purchaser effective influence or control over the target bank. In addition, advance notice must be given to the Bank of Spain of any increase, direct or indirect, in any significant holding which reaches any of the following thresholds: 10 per cent; 15 per cent; 20 per cent; 25 per cent; 33 per cent; 40 per cent; 50 per cent; 66 per cent; and 75 per cent. Notice to the Bank of Spain must also be given by anyone who, as a result of the contemplated acquisition, may attain sufficient power to control the target bank. If the required notice is not given, or if the acquisition is effected before a three month period after receipt of notice has passed, or if the acquisition is opposed by the

Bank of Spain then there shall be the following consequences: (1) the acquired shares will lose their voting rights; (2) the Bank of Spain may seize control of the target bank or replace its board of directors; and (3) a fine may be levied on the purchaser.

The Bank of Spain has three months after the receipt of any such notice to object to a proposed transaction. Such objection may be based on finding the purchaser to be unsuitable due to one of the following: (1) its commercial or professional reputation; (2) its solvency; or (3) the transparency of its corporate structure. If no such objection is raised within the three-month period, authorisation is deemed to have been granted.

If any individual or institution plans to sell its significant holding, or reduce its holding through one of the above-mentioned levels of ownership or, because of any sale, will lose control of the entity, it must provide advance notice to the Bank of Spain indicating the size of the proposed transaction and its anticipated closing date. Failure to comply with these requirements may lead to penalties being imposed on the defaulting party.

Banks must notify the Bank of Spain as soon as they become aware of any acquisition or transfer of their shares that exceeds the above-mentioned percentages. In addition, banks are required to provide periodic reports to the Bank of Spain describing the composition of, and significant alterations to, the ownership of their share capital. This information must specify the level of ownership of the bank's shares, regardless of the amount, held by any financial institutions. In particular, the Bank of Spain also requires each bank to provide it with a list, in April, July, October and January, of all its shareholders that are financial institutions and all other shareholders that own at least 0.25 per cent of the bank's share capital by reference to the last day of each calendar quarter. Furthermore, banks are required to inform the Bank of Spain as soon as they become aware of, and in any case not later than 15 days after, each acquisition by a person or a group of at least 1 per cent of the bank's total share capital.

If the Bank of Spain determines, at any time, that the influence of a person who owns a significant holding in a bank may adversely affect the bank's financial situation, it may request that the Spanish Ministry of Economy: (1) suspend the voting rights of such person's shares for a period not exceeding three years; (2) seize control of the bank or replace its board of directors; or (3) in exceptional cases, revoke the bank's licence. In addition, a fine may be levied on the owner of the significant holding.

In addition, an acquisition or transfer of shares in Banco Santander where, following the transaction, the purchaser's or seller's holding reaches or falls below the thresholds described in paragraph (n) entitled "*Disclosure of interests*" below must be reported to Banco Santander and to the CNMV.

(g) ***Business combinations***

Under Spanish law, mergers or de-mergers by Banco Santander must be authorised by the Spanish Ministry of Economy. In addition, a resolution approving a merger or de-merger must be passed by Banco Santander Shareholders at a shareholders meeting with the quora and majorities described in paragraph (d) entitled "*Voting rights, quora and majorities*" above.

Before a resolution approving a merger is properly passed: (1) the directors of the companies to be merged must prepare and execute a merger statement which must be deposited with the Mercantile Registry; (2) one or more reports on the merger must be issued by independent experts appointed by the Mercantile Registry; and (3) the Banco Santander Board must issue a report on the merger. The merger resolution must be published three times in the Official Gazette of the Mercantile Registry (*Boletín Oficial del Registro Mercantil*) and in two of the local newspapers which have the largest circulation in the province or provinces where the registered offices of Banco Santander and the other merging entity are located. Creditors have a right to object to the merger within one month from the publication of the last announcement. This objection right consists of the right to request the provision by the company of banking guarantees in respect of the company's debt owed to such creditor.

Approval of a de-merger resolution will also require the prior preparation and deposit of a de-merger statement, the issue of one or more independent expert reports and the issue of a report by the Banco

Santander Board. The de-merger resolution must be published in the same manner as described above for mergers and creditors have the same objection right.

If the independent expert's report on a merger or de-merger (as mentioned above) indicates that the net asset value that will be transferred is more than 20 per cent below the aggregate of the face value and issue premium of the new shares to be issued, the Mercantile Registry will not register the merger or de-merger and, as such, the transaction would not be able to be completed.

(h) ***Pre-emption rights***

Other than as set out below, under Spanish law, where a company issues new shares or convertible bonds, each shareholder and holder of convertible bonds has a preferential right to subscribe for shares and convertible bonds in proportion to its existing stake.

These pre-emption rights may be excluded if: (1) the exclusion is in the company's best interests; (2) certain prescribed statutory requirements are followed; and (3) specific approval of such disapplication is obtained at a shareholders' meeting. In addition, under Spanish law, there are no pre-emption rights in relation to a capital increase where it is approved: (1) for purposes of conversion of convertible bonds into shares; (2) due to the absorption of another company or some of the assets of another company resulting from a de-merger; or (3) for the purposes of a share-for-share takeover bid for a Spanish listed company.

Pre-emption rights are represented by securities decoupled from the shares to which they relate and, as such, they may be separately transferred by shareholders (in the same manner as the transfer of shares).

If the capital of a company is increased by the issue of new shares out of reserves, the resulting new shares must be delivered *pro rata* to existing shareholders and convertible bondholders are entitled to an adjustment of the exchange ratio. The right to receive these new shares cannot be disapplied.

Under Spanish law, a listed company's by-laws may not provide for pre-emption rights regarding the transfer (as opposed to the issue) of shares.

Entitlements to fractions of shares can be sold in the market by the holder of such entitlement.

(i) ***Liquidation, dissolution or winding up***

Under Spanish law, a public limited company such as Banco Santander may be wound up by: (1) the passing of a resolution at its shareholders' meeting; (2) the expiry of the duration established in its by-laws (Banco Santander By-laws provide for an indefinite duration); (3) completion of the business which constitutes its objects, impossibility of carrying out its objects or paralysis of the company's bodies; (4) losses which reduce its net assets to an amount less than half its share capital, unless the latter is sufficiently increased or reduced and provided that it is not compulsory to apply for a declaration of insolvency pursuant to the Spanish Creditors' Composition Law; (5) reduction of its share capital to below €60,101 (being the minimum permitted share capital of a Spanish public limited company); (6) its merger or de-merger; or (7) any other reason provided for in the company's by-laws, if any. Banco Santander By-laws do not provide for any other reason.

When any of the circumstances specified in (3), (4), (5) and (7) of the previous paragraph occur, the Banco Santander Board must call a shareholders meeting within two months of such occurrence in order to pass a winding up resolution. In circumstance specified in (4), unless a sufficient capital increase or decrease is passed, the Banco Santander Board may also apply for a declaration of insolvency provided that the circumstances specified in (i)(4) above imply the insolvency of the company pursuant to the Spanish Creditors' Composition Law.

If the shareholders' meeting referred to in the previous paragraph is not called, the winding up resolution cannot be passed (for instance due to lack of quorum) or the shareholders (in general meeting) reject the winding up, any interested person may, and the directors must, apply for the winding up of Banco Santander before a court. If the directors fail to call the shareholders meeting to

pass the winding up resolution or fail to apply for the winding up of the company or the declaration of insolvency, if applicable, as described above, they will be held jointly and severally liable for the company's obligations incurred after the mandatory winding up is triggered.

Upon the commencement of the winding up of the company, the liquidation process starts (except in the event of a merger, de-merger or any other situation of global assignment of assets and liabilities). When the liquidation process starts, the company must add the words "in liquidation" to its name, directors are replaced by liquidators and an auditor (*interventor*) may either be appointed by the court (if the appointment is requested by shareholders representing 20 per cent of the company's share capital) or by a syndicate of bondholders, if applicable, to oversee the liquidation proceedings. Liquidators are required to draft a balance sheet of the company which must be approved by a resolution of the shareholders in general meeting. The balance sheet, once approved, must be published in the Official Gazette of the Mercantile Registry (*Boletín Oficial del Registro Mercantil*) and in one of the local newspapers having the largest circulation in the province where the registered office of Banco Santander is located. The liquidator may not distribute to shareholders any assets remaining after the payment of debts until: (1) the expiration of the period during which the balance sheet can be challenged through the court (if no challenge has been filed); or (2) final judgment has been given on claims related to the balance sheet.

(j) ***Amendment of governing instrument***

Under Spanish law, shareholders have the power to amend any provision of a company's by-laws. The board of directors of a company is not authorised to change the company's by-laws (except for very minor amendments, such as the change of the corporate domicile within the same municipality).

Amendments adversely affecting the rights of the holders of any class of shares will also require the passing of a resolution by holders of each class of shares affected.

Generally, amendments to Banco Santander's By-laws must be authorised by the Spanish Ministry of Economy. However, certain amendments, such as the change of its domicile within Spain or the implementation of statutory provisions in Banco Santander's By-laws, do not require authorisation but must be notified to the Bank of Spain within 15 working days of the resolution being approved. A share capital increase cannot be effected until the Bank of Spain declares that it has no objections to the resolution authorising the increase.

(k) ***Number, election and removal of directors***

Banco Santander's By-laws provide that the minimum number of directors is 14 and that the maximum is 22.

Directors are generally appointed by the general shareholders' meeting. However, the board of directors has the power to provisionally fill all vacancies on the board until the next general shareholders' meeting, whereupon the shareholders may confirm or revoke such appointment. A director appointed to provisionally fill a vacancy must be a shareholder. If the board of directors fails to provisionally appoint a shareholder to fill a vacancy as described above, or if the shareholders resolve to revoke the appointment of a director provisionally appointed by the board, the shareholders may appoint another person as a director to fill such vacancy.

Under Spanish law, shareholders holding shares, in aggregate, equal to or greater than the result of dividing the total share capital by the number of directors, have the right to appoint a corresponding proportion of the members of the board of directors (disregarding the fractions). Shareholders who exercise this right may not vote on the appointment of other directors.

Banco Santander's By-laws provide that every year the term of office of one fifth of the directors must lapse. The directors to retire are those who have been longest in office since their last appointment. Banco Santander's By-laws also provide that the term of office of a director is five years, however, directors may be reappointed. Although there is no provision in Spanish law regarding the composition of a board of directors, Banco Santander's By-laws, following best corporate governance

practice, provide for the general shareholders meeting to endeavour to ensure that (i) the external or non-executive directors constitute a majority of the members of the board of directors; (ii) a reasonable number of non-executive directors are independent; and (iii) independent directors represent at least one-third of the total number of directors. Banco Santander currently complies with these rules.

Under Spanish law, shareholders may remove a director without cause at any time by passing the relevant resolution at a general shareholders' meeting.

(l) *Limitation on directors' liabilities*

Spanish law does not permit a company to exempt any directors from any liability arising from the performance of their duties.

(m) *Indemnification of directors and officers*

Spanish law does not permit a company to indemnify a director against any liability and it does not permit a company to authorise such indemnification in its by-laws. However, companies may purchase and maintain corporate liability insurance for directors and officers against their liabilities.

(n) *Disclosure of interests*

An acquisition or transfer of shares in a listed company (such as Banco Santander) where, following the transaction:

(A) in the case of an acquisition, the acquisition results in an individual or group holding of 3 per cent, 5 per cent, 10 per cent, 15 per cent, 20 per cent, 25 per cent, 30 per cent, 35 per cent, 40 per cent, 45 per cent, 50 per cent, 60 per cent, 70 per cent, 75 per cent, 80 per cent and 90 per cent or more of the company's voting rights; or

(B) in the case of a disposal, the disposal takes any existing holding of an individual or group below the thresholds of the company's voting rights outlined above,

must be reported to the company that issued the listed shares and to the CNMV within four trading days following the date on which the relevant individual or group is or should have been aware of the acquisition or disposal. Spanish rules presume a person is or should have been aware of the transaction within two trading days from the date of the transaction.

Where the number of the company's voting rights vary and such variation causes any shareholder to exceed or fall below the thresholds indicated above, such shareholder shall report its voting rights after such variation.

Similar disclosure obligations apply, among others, in the event of: (i) the acquisition or disposal of any financial instruments entitling the holder to acquire the company's shares (such as options, futures, swaps, etc.); (ii) certain voting, deposit, temporary transfer or usufruct agreements regarding Banco Santander shares; or (iii) custodians or proxy holders who can exercise with discretion the voting rights attached to the relevant shares.

The threshold percentages described above are reduced to 1 per cent, or any multiple of 1 per cent, if the individual or group effecting the transaction is resident in a tax haven (as defined under Spanish law), or is resident in a country or territory where there are no taxes or where the authorities decline to provide information for tax purposes (in accordance with Spanish law). Whilst the United Kingdom is not generally considered to be a tax haven for these purposes, certain of its territories, such as Jersey, Guernsey and the Isle of Man, may be.

An acquisition by a listed company (or a subsidiary of that company) of the company's own shares must be reported to the CNMV within four trading days from the date of the acquisition if the acquisition, together with any other such acquisitions since the date of the last report, reaches or

exceeds 1 per cent of the company's voting rights. For these purposes, sales of shares in the company by the company or by its subsidiaries are not deducted.

The directors of listed companies must report to the CNMV and to the company within five trading days, the number of the company's shares, option rights over such shares, any other interest or right that enables the director to acquire or transfer such shares and the voting rights that they hold at the time of their appointment (or, if applicable, report that they own no shares, options, interests or voting rights) whether they hold such shares, options, interests or voting rights directly or through companies they control or any other intermediary. Directors and managers must also report all acquisitions or transfers of such shares as well as any acquisition, transfer or exercise of option rights over such shares and any other interest or right that enables the director to acquire or transfer such shares, by themselves, through intermediaries or by companies they control, and the proportion of voting rights resulting from these transactions.

In addition, the directors and managers of any listed company must report the acquisition of shares and options over shares as a result of an employee compensation plan related to the share price to the CNMV. Any change to such employee compensation plans must be also reported. According to Banco Santander's By-laws, the implementation of any employee scheme referenced to Banco Santander's shares, regardless of whether the beneficiaries are directors, managers or others, requires shareholder approval.

In addition, the Bank of Spain requires purchasers of shares in Banco Santander to notify, and seek approval from, the Bank of Spain in certain circumstances (as described in paragraph (f) entitled "*Transfers*" above).

Under Spanish law, failure to notify to the Bank of Spain any transaction involving a significant holding (*participación significativa*), may have the consequence described in paragraph (f) entitled "*Transfers*" above. Furthermore, failure to inform the CNMV of a significant holding may constitute an infringement under the Spanish securities market law and penalties may be imposed on the defaulting party.

(o) ***Share redemption/purchase/treasury shares***

Under Spanish law, a listed company may issue redeemable shares. These must be fully paid-up on subscription and may not exceed 25 per cent of the company's share capital.

A company may redeem these shares (either at the request of their holders or at the request of the company, in accordance with their terms and conditions) only out of: (1) distributable profits; (2) available reserves; or (3) the proceeds of a new issue of shares, for the purpose of financing the redemption. At present, Banco Santander has not issued any redeemable shares.

Under Spanish law, shareholders do not generally have the right to require a company to purchase his or her shares. As an exception, in certain special cases, if a shareholder does not vote in favour of certain company resolutions or if a shareholder holds non-voting shares, such shareholder may require a company to purchase his or her shares (at the average market price of the shares over the last quarter preceding the date of the resolution or preceding the date on which such shareholder exercises his or her right). The types of resolution to which this right relates are the substitution of a company's corporate object or the change of its registered address to a foreign country. The shareholders have one month from the date such resolution is published in the Official Gazette of the Mercantile Registry (*Boletín Oficial del Registro Mercantil*) to exercise this right.

A Spanish listed company may purchase its own shares if: (1) authority has been given by a resolution of its shareholders (which may be given for a maximum period of 18 months); (2) the par value of the company's total treasury stock (i.e. those of the company's shares which the company holds itself or through its subsidiaries) does not exceed 5 per cent of its share capital; (3) the company has created a reserve (without reducing the share capital or unavailable reserves) for an amount equivalent to the treasury stock value recorded by the company on its balance sheet, to be maintained until the shares are sold or redeemed; and (4) the relevant shares are fully paid-up.

Treasury stock is subject to specific rules. In particular, Spanish law provides that the voting rights attaching to treasury stock are suspended and any dividend or return of capital is allocated to the remaining shareholders in proportion to their paid-up capital (except dividends payable on treasury shares held by a company's subsidiaries). However, treasury stockholders (whether the company or any subsidiary) will receive the corresponding number of new shares on a bonus issue of shares which will be issued credited as fully paid out of reserves.

(p) ***Information rights***

Up to and including the seventh day prior to the general shareholders' meeting, shareholders of Banco Santander may request the Banco Santander Board to provide information or clarification in respect of the matters included in the agenda, as well as in respect of information that has been made available to the public through the CNMV since the last shareholders' meeting.

During the meeting, the shareholders may request verbal information or clarification in respect of any of the matters included in the agenda. If the directors are not able to provide the requested information at the meeting, they must provide it in writing within the seven days following the end of the meeting. The Banco Santander directors must provide the requested information unless it is inappropriate to do so in accordance with law and, in particular, if in the opinion of the Chairman of Banco Santander the publicity of the requested information may damage the interests of Banco Santander. However, the Banco Santander Directors cannot rely on this exclusion if the request is supported by shareholders representing at least 25 per cent of Banco Santander's share capital.

(q) ***Challenging corporate resolutions***

Resolutions by the general shareholders' meeting against the law, the Banco Santander By-laws or that damage the corporate interests of Banco Santander in favour of one or various shareholders or third parties may be challenged.

Resolutions against the law are void. The action to declare a resolution void can be initiated by any shareholder, the directors or any third party with a legitimate interest. The claim must be initiated within the 12 months following the approval of the resolution or, if the resolution in question is required to be registered at the Commercial Registry, following the publication in the Official Gazette of the Mercantile Registry. If the subject of the resolution is against public policy, the claim can be initiated at any time.

Resolutions against the Banco Santander By-laws or that damage the corporate interests of Banco Santander in favour of one or more shareholders or third parties are voidable. The action to declare a resolution voidable can be initiated by those shareholders attending the meeting that have expressly opposed the resolution (provided that such opposition is included in the minutes), absent shareholders, shareholders who have been deprived illegally from their voting rights and the Banco Santander directors. The claim must be initiated within forty days following the date referred to in the preceding paragraph.

Resolutions passed by the Banco Santander Board that are void or voidable can be challenged by one or more of the Banco Santander Directors. The claim must be initiated within 30 days following the approval of the resolution that is being challenged. The resolutions that are void or voidable can be also challenged by shareholders representing at least 5 per cent of the voting share capital of Banco Santander. The claim must be initiated within 30 days following the date upon which the shareholders are aware of the resolution, provided that such a claim is initiated within one year of the passing of the resolution.

## 2. Comparison of rights of Banco Santander Shareholders and A&L Shareholders

The following is a summary comparison of material differences between the rights of Banco Santander Shareholders and A&L Shareholders arising from differences between the corporate laws of Spain and the company laws of England and Wales, the Banco Santander By-laws and the A&L Articles, and the securities laws and regulations governing the two companies. However, it is not intended to be a complete description

of the laws of Spain or of England and Wales, nor of the other rules or laws referred to in this summary, nor of Banco Santander's By-laws or the A&L Articles.

(a) ***Voting rights, quora and majorities***

(i) *Banco Santander Shareholders*

Banco Santander's By-laws provide that each Banco Santander Share entitles the holder to one vote at general shareholders' meetings.

Although Spanish law allows by-laws to set a minimum number of shares that must be held in order for holders to be entitled to attend general shareholders' meetings, Banco Santander By-laws provide that no minimum shareholding is required to attend a general shareholders' meeting.

Under Spanish law, a quorum on first call for a duly constituted annual or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing 25 per cent of the company's voting capital. On second call there is no quorum requirement. In practice, most shareholders' meetings of Spanish listed companies are, therefore, held on second call.

Notwithstanding the above, a quorum of shareholders representing 50 per cent of voting capital is required to be present or represented at a meeting held on first call to approve any of the following actions: (1) an issue of bonds; (2) an increase or reduction of share capital; (3) a change in Banco Santander's corporate nature/form; (4) a merger or de-merger; (5) any other amendment of Banco Santander's By-laws; and (6) dissolution and liquidation of Banco Santander. At a meeting held on second call in respect of such actions, a quorum of shareholders representing 25 per cent of the voting capital is required to be present or represented.

Resolutions at general shareholders' meetings are passed by a simple majority of the voting capital present or represented at the meeting. However, a two-thirds majority of the voting capital (either present or represented at the meeting) is required to approve the special actions described in the previous paragraph when the shareholders' meeting is held on second call and less than 50 per cent of the voting capital is present or represented.

Under both Spanish law and Banco Santander's By-laws, only holders of Banco Santander Shares who have their Banco Santander Shares duly registered in the appropriate records at least five days prior to the day on which a meeting is scheduled to be held may attend and vote at such meeting (see paragraph 1(d) above, "*Voting rights, quora and majorities*", for more detail on voting rights).

Details as to notices and proxies are contained in paragraph (u) entitled "*Notices and proxy statements*" below.

(ii) *A&L Shareholders*

Under English law, holders and proxies of holders of A&L Shares are entitled to one vote on a show of hands at a shareholders' meeting regardless of the number of shares he or she holds or represents. Under the A&L Articles, voting occurs by a show of hands unless a poll is demanded by: (1) the chairman of the meeting; (2) any group of five or more A&L Shareholders or their proxies; (3) any shareholder or shareholders or their respective proxies representing at least 10 per cent of the total voting rights of all members having the right to attend and vote at the meeting; or (4) a shareholder or shareholders present in person or by proxy holding shares conferring a right to attend and vote at the meeting on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right. On a poll each A&L Shareholder, or his or her proxy, is entitled to one vote for each A&L Share held by such shareholder.

Under A&L Articles, the holders of any preference shares in the capital of A&L are only entitled to vote: (1) on resolutions for, or in relation to, the winding up of A&L; (2) on resolutions varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the preference shares; or (3) if the preference dividend has not been paid in full in respect of such dividend period, on any resolutions proposed at shareholders' meetings.

On a show of hands, every holder of preference shares who is entitled to vote and every proxy of such a holder is entitled to one vote. If a poll is called, each holder of preference shares who is entitled to vote is entitled to such number of votes in respect of each preference share as the directors may have decided before allotting the preference share.

Under English law and the A&L Articles, ordinary resolutions may be decided on a show of hands and must be approved by at least a majority of the shareholders present in person, or by proxy and voting at a meeting. If a poll is demanded, the resolution conducted on a poll must be approved by holders of at least a majority of the votes cast at the meeting whether in person or by proxy. Special resolutions require the affirmative vote of at least 75 per cent of the votes cast at the meeting.

Under A&L's Articles, three members present in person or by proxy and entitled to vote generally constitute a quorum.

There is no record date for shareholder meetings under English law. However, in respect of uncertificated shares, the CREST Regulations permit A&L to specify a record date for a shareholder meeting in the notice of such meeting provided it is not more than 48 hours prior to the time fixed for the meeting.

Details as to notices and proxies are contained in paragraph (u) entitled "*Notices and proxy statements*" below.

(b) ***Shareholders proposals and shareholder nominations of directors***

(i) *Banco Santander Shareholders*

Banco Santander Shareholders may demand a vote at any shareholders' general meeting on resolutions relating to the responsibility of directors or the appointment of a director to fill a vacancy or the removal of directors in certain circumstances. Subject to this and except for: (i) the right of shareholders representing at least 5 per cent of the company's share capital to ask the Banco Santander Board to call a shareholders' meeting to consider the resolutions proposed by such shareholders, and (ii) the right of shareholders representing at least 5 per cent of the share capital to ask the Banco Santander Board to publish a supplement to the call to meeting including one or more items in the agenda, there is no power under Spanish law, nor under Banco Santander By-laws, for Banco Santander Shareholders to demand that a resolution be voted on at a general shareholders' meeting. The ability of Banco Santander Shareholders to call general meetings is described in paragraph (f) entitled "*Other general meetings of shareholders*" below.

Under Spanish law, shareholders holding shares, in aggregate, equal to or greater than the result of dividing the total share capital by the number of directors, have the right to appoint a corresponding proportion of the members of the board of directors (disregarding the fractions). Shareholders who exercise this right may not vote on the appointment of other directors. Given Banco Santander's current Board of 19 directors, a 5.26 per cent interest would be needed to qualify for this right. Banco Santander is not aware of any shareholder currently holding such an interest (except for Chase Nominees Ltd, EC Nominees Ltd and State Street Bank, who, as far as Banco Santander is aware, hold shares in Banco Santander in their capacity as custodians for third parties).

(ii) *A&L Shareholders*

Under English law, shareholders may demand that a resolution be voted on at an annual general meeting, if the demand is made:

(A) by shareholders holding at least 5 per cent of the total voting rights at the meeting to which the demand relates; or

(B) by at least 100 shareholders holding shares on which there has been paid an average sum per shareholder of at least £100,

in each case provided the shareholders are entitled to vote on the resolution they demand.

The shareholders must deposit the demand at A&L's registered office at least six weeks before the annual general meeting to which it relates or, if later, the time that the notice is given.

Shareholders may also require the directors to call a general meeting to put a resolution to members if such demand is made by shareholders representing at least 10 per cent of the paid up capital carrying voting rights in the company.

Resolutions to appoint directors must be put to shareholders on the basis of one resolution for each nominated director. A resolution including more than one director may be presented to be voted upon at a general meeting only if the shareholders have first unanimously approved so doing.

(c) ***Sources and payment of dividends***

(i) *Banco Santander Shareholders*

Banco Santander's By-laws provide that once the annual accounts have been approved, the shareholders at the general shareholders meeting shall decide on the allocation of earnings. Dividends may only be distributed out of the earnings for the fiscal year or out of unappropriated reserves, in compliance with the law and Banco Santander's By-laws, provided the shareholders' equity disclosed in the accounts is not, as a result of the distribution, reduced to less than the share capital of the company. If there are any losses from prior fiscal years that reduce Banco Santander's shareholders' equity below the amount of the share capital, these earnings shall be used to offset such losses. The shareholders at the general shareholders' meeting shall decide the amount, time and form of payment of the dividends, which shall be distributed among the shareholders in proportion to their paid-up capital. The shareholders at the general shareholders' meeting and the Board may resolve to distribute interim dividends, subject to such limitations and in compliance with the law.

Under Spanish law, any non-voting shares will entitle the holder to receive the minimum annual dividend corresponding to such non-voting shares as provided for in the by-laws (in the case of Banco Santander, as amended pursuant to the relevant resolutions relating to the issue of the non-voting shares). However, at present, Banco Santander has not issued any shares that could entitle their holders to any preferential rights (including as to the distribution of dividends).

In addition to Banco Santander's By-laws and the relevant provisions of Spanish law, both Banco Santander and its domestic banking subsidiaries are subject to certain restrictions on dividend payments prescribed by the Ministry of the Economy and the Bank of Spain regarding distribution of reserves and maintenance of mandatory capital adequacy ratios. In particular, if a bank fails to comply with (i) applicable solvency ratios on a consolidated basis by more than 20 per cent; or (ii) applicable core solvency ratios by more than 50 per cent, it must allocate to reserves the full amount of its after-tax profits unless it is otherwise authorised by the Bank of Spain upon approval of the solvency recovery plan to be prepared by the bank.

If the bank fails to comply with the applicable solvency ratios by 20 per cent or less, then the bank must submit a proposal for the allocation of its profits to the Bank of Spain for its approval. In such case, the Bank of Spain will set the minimum percentage of after-tax profits that must be allocated to reserves in accordance with the programme solvency ratio recovery plan regarding the measures to fulfil the solvency ratios.

The Bank of Spain may authorise that the restrictions on dividend payments described above are not applicable to subsidiaries in which the bank holds at least 50 per cent of the voting rights and share capital, provided that these subsidiaries, on an individual basis, comply with applicable solvency ratios.

Additionally, the payment of cash dividends by a bank out of existing reserves must be authorised by the Spanish Ministry of the Economy.

(ii) *A&L Shareholders*

Subject to the prior rights of holders of preference shares, an English company may pay dividends on its ordinary shares only out of its distributable profits, defined as accumulated, realised profits less accumulated, realised losses, and not out of share capital. Share capital includes the share premium account, which is an amount equal to the excess of the aggregate consideration received by a company for the issue of its shares over the aggregate nominal amount of such shares. Amounts credited to the share premium account, however, may be used to pay up unissued shares which may then be distributed to shareholders in proportion to their holdings and to write off certain expenses in connection with the issue of shares.

In addition, under English law, A&L is not permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves or they will become so as a result of the distribution.

(d) ***Rights of purchase and redemption***

(i) *Banco Santander Shareholders*

Under Spanish law, a listed company may issue redeemable shares. These must be fully paid-up on subscription and may not exceed 25 per cent of the company's share capital.

A company may redeem these shares (either at the request of their holders or at the request of the company, in accordance with their terms and conditions), only out of: (A) distributable profits; (B) available reserves; or (C) the proceeds of a new issue of shares, for the purpose of financing the redemption. At present, Banco Santander has not issued any redeemable shares.

A Spanish listed company may purchase its own shares if: (A) authority has been given by a resolution of its shareholders (which may be given for a maximum period of 18 months); (B) the par value of the company's total treasury stock (i.e. those of the company's shares which the company holds itself or through its subsidiaries) does not exceed 5 per cent of its share capital; (C) the company has created a reserve (without reducing the share capital or unavailable reserves) for an amount equivalent to the treasury stock value recorded by the company on its balance sheet, to be maintained until the shares are sold or redeemed; and (D) the relevant shares are fully paid-up.

Treasury stock is subject to specific rules. In particular, Spanish law provides that the voting rights attaching to treasury stock are suspended and any dividend or return of capital is allocated to the remaining shareholders in proportion to their paid-up capital (except dividends payable on treasury shares held by a company's subsidiaries). However, treasury stockholders (whether the company or any subsidiary) will receive the corresponding number of new shares on a bonus issue of shares which will be issued as fully paid out of reserves.

(ii) *A&L Shareholders*

Under English law, a company may issue redeemable shares if authorised by its articles of association, which A&L is, subject to any conditions stated therein. The A&L Shares are not redeemable, however, certain preference shares issued by A&L are redeemable, in whole or in part, at A&L's option.

A company may purchase its own shares, including any redeemable shares, if the purchase is authorised by its articles of association, which in A&L's case it is, and:

(A) in the case of a market purchase, authority to make the market purchase has been given by an ordinary resolution of its shareholders (although normal practice is to seek approval by way of special resolution); or

(B) in all other cases, has been approved by a special resolution.

A company may redeem or repurchase shares only if the shares are fully paid and, in the case of public companies, only out of:

(A) distributable profits; or

(B) the proceeds of a new issue of shares, made for the purpose of the repurchase or redemption of those shares for cancellation.

The Listing Rules require that where a company has issued shares which are listed on the Official List and are convertible into a class of shares to be repurchased, the holders of the convertible shares must first pass a resolution approving any repurchase at a separate class meeting.

The Listing Rules also require that purchases within a 12-month period of 15 per cent or more of a company's share capital must be made through either a tender or partial offer to all shareholders, at a stated maximum or fixed price.

Purchases within a 12-month period below the 15 per cent threshold may be made through:

(A) the market, provided that the price is not more than the higher of:

  (I) 5 per cent above the average of the market values of those shares for the five business days before the purchase is made; and

  (II) the price stipulated in Article 5(1) of the Buyback and Stabilisation Regulation 2003, which generally prohibits purchases at a price higher than the higher of the last independent trade and the highest current independent bid, or

(B) an off-market transaction negotiated with one or more shareholders subject to prior approval of the transaction by special resolution.

Under English law, the shares of a company repurchased by the company may be cancelled or held by the company as treasury shares (provided that the aggregate nominal value of the shares of any class of shares held as treasury shares does not exceed 10 per cent of the issued share capital of that class at that time). No dividends are payable on, and no voting rights will be attached to, treasury shares. Treasury shares may only be used by the company for limited purposes. A company may: (A) cancel those shares; (B) transfer them for the purposes of, or pursuant to, an employees' share scheme; or (C) sell them for cash. Sales of treasury shares are subject to the statutory pre-emption rights under the Companies Act 1985, except to the extent disapplied by the company's articles of association or by special resolution (as described in paragraph (h) entitled "*Pre-emption rights*" below).

(e) ***Annual general meetings of shareholders***

(i) *Banco Santander Shareholders*

Banco Santander's By-laws provide that an annual general meeting must be held within the first six months of each financial year in order to: (A) review corporate performance; (B) approve, if applicable, the previous year's accounts; (C) determine the distribution of profits (see paragraph (c) entitled "*Sources and payments of dividends*" above); and (D) approve, if applicable, the consolidated accounts. In addition, resolutions may be discussed and adopted

on any other matter which is included on the agenda, such as the appointment of auditors or directors.

Banco Santander's annual general meeting must be called by the Banco Santander Board on at least one month's written notice.

(ii) *A&L Shareholders*

The A&L Articles provide that an annual general meeting must be held in each year and not more than 15 months is to elapse between the date of one annual general meeting of a company and that of the next. Certain business must be transacted at the annual general meeting, including: (1) the appointment or re-appointment of directors; (2) the appointment or reappointment of auditors; and (3) the laying before the shareholders of the company's accounts for the previous financial year. Under the A&L Articles, 21 clear days' written notice is required to be given to A&L Shareholders for the calling of an annual general meeting. However, in practice, 20 working days' notice is given to comply with UK corporate governance requirements.

(f) ***Other general meetings of shareholders***

(i) *Banco Santander Shareholders*

Under Banco Santander's By-laws, an extraordinary general meeting of Banco Santander's shareholders may be called by the Banco Santander Board at any time deemed convenient by the Banco Santander Board for the company's interests. In addition, the Banco Santander Board must call an extraordinary general meeting if so requested by shareholders holding 5 per cent or more of the outstanding share capital of Banco Santander.

At least one month before the date fixed for any shareholders' meeting, a notice of such shareholders' meeting must be published in the Official Gazette of the Mercantile Registry (*Boletín Oficial del Registro Mercantil*) and in one of the local newspapers having the largest circulation in the province where the registered office of Banco Santander is located. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and must also be published on Banco Santander's website.

Notices of shareholders' meetings may (but are not required to) provide for a second call, to be convened in the event that the required quorum (as detailed in paragraph (a) entitled "*Voting rights, quora and majorities*" above) is not present on the first call. There must be at least 24 hours between the first and the second call for a shareholders' meeting. In practice, shareholders' meetings of Banco Santander are held on second call.

(ii) *A&L Shareholders*

Under English law, a general meeting of shareholders of a company with share capital may be called by:

(A) the board of directors; or

(B) shareholders holding at least one-tenth of the paid-up capital of the company carrying voting rights at general meetings.

For the purposes of general meetings, the notice requirements under the A&L Articles for an ordinary resolution and a special resolution are as follows:

(A) ordinary resolution – 14 days' written notice; and

(B) special resolution – 21 days' written notice.

However a shorter period of notice can be given for an annual general meeting if all members who can attend and vote agree, or for a general meeting if a majority of the members agree and

those members hold at least 95 per cent by nominal value of the shares which can be voted at the meeting.

The A&L Articles state that any notice shall be exclusive of the day on which it is served, or deemed to be served, and of the day on which the meeting is held.

Special resolutions generally involve proposals to:

(A) change the name of the company;

(B) change or amend the rights of shareholders;

(C) permit the company to issue new shares for cash without applying the shareholders' pre–emption rights;

(D) amend the company's objects clause in its memorandum of association;

(E) amend the company's articles of association; or

(F) carry out other matters for which the company's articles of association or the Companies Act prescribe that a special resolution is required.

Other proposals relating to the ordinary course of the company's business, such as the election or removal of directors and approval of transactions such as mergers and certain significant acquisitions and dispositions, require the approval of an ordinary resolution.

(g) ***Compulsory sale and purchase rights***

(i) *Banco Santander Shareholders*

Under Spanish law, shareholders do not generally have the right to require a company to purchase his or her shares. As an exception, in certain special cases, if a shareholder does not vote in favour of certain company resolutions or if a shareholder holds non-voting shares, such shareholder may require a company to purchase his or her shares (at the average market price of the shares over the last quarter preceding the date of the resolution or preceding the date on which such shareholder exercises his or her right). The types of resolution to which this right relates are the substitution of a company's corporate object or the change of its registered address to a foreign country. The shareholders have one month from the date such resolution is published in the Official Gazette of the Mercantile Registry (*Boletín Oficial del Registro Mercantil*) to exercise this right.

(ii) *A&L Shareholders*

Under English law, shareholders do not generally have the right to require a company to purchase his or her shares and the A&L Articles do not contain any such right.

Certain limited rights exist where an offeror, pursuant to a takeover offer for a company, has acquired or contracted to acquire not less than 90 per cent in value of the shares to which the offer relates. In those circumstances, pursuant to the compulsory acquisition provisions of the Companies Act, the offeror can seek to acquire outstanding minority shareholdings or alternatively the holders of outstanding minority shareholdings may require the offeror to acquire their shares. Similarly, under a scheme of reconstruction under section 111 of the UK Insolvency Act 1986, a shareholder who did not vote in favour of the relevant resolution can require the liquidator to abstain from carrying the resolution into effect, or to purchase their interest at a price agreed or determined by arbitration. Additionally, any shareholder who complains that the affairs of the company are being conducted, or that the directors' powers are being exercised, in a manner unfairly prejudicial to them or a group of shareholders (including the shareholder himself or herself) may apply to the court for relief. If the court finds the complaint to be justified, it may exercise its discretion and order the purchase of the shares on such terms, including as to price, as the court may determine.

(h) ***Pre-emption rights***

(i) *Banco Santander Shareholders*

Other than as set out below, under Spanish law, where a company issues new shares or convertible bonds, each shareholder and holder of convertible bonds has a preferential right to subscribe for shares and convertible bonds in proportion to their existing stake.

These pre-emption rights may be excluded if: (A) the exclusion is in the company's best interests; (B) certain prescribed statutory requirements are followed; and (C) specific approval of such disapplication is obtained at a shareholders' meeting. In addition, under Spanish law, there are no pre-emption rights in relation to a capital increase where it is approved: (I) for the purposes of conversion of convertible bonds into shares; (II) due to the absorption of another company or some of the assets of another company resulting from a de-merger; or (III) for the purposes of a share-for-share takeover bid for a Spanish listed company.

Under Spanish law, pre-emption rights are represented by securities decoupled from the shares to which they relate and, as such, they may be separately transferred by shareholders (in the same manner as the transfer of the shares).

Under Spanish law, if the capital of a company is increased by the issue of new shares out of reserves, the resulting new shares must be delivered *pro rata* to existing shareholders and convertible bondholders are entitled to an adjustment of the exchange ratio. The right to receive these new shares cannot be disapplied.

Under Spanish law, a listed company's by-laws may not provide for pre-emption rights regarding the transfer (as opposed to the issue) of shares.

Entitlements to fractions of shares can be sold in the market by the holder of such entitlement.

(ii) *A&L Shareholders*

Under English law, the issue for cash of:

(A) relevant equity securities, being those which, with respect to dividends or capital, carry a right to participate beyond a specified amount (not being issued pursuant to an employee share scheme); or

(B) rights to subscribe for, or convert, into relevant securities,

must be offered first to the existing equity shareholders in proportion to the respective nominal value of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting, or the articles of association provide otherwise.

It is customary for English companies listed on the Official List to pass a resolution to authorise the board of directors to disapply these pre-emption rights in respect of a specified amount of share capital. A&L have previously passed resolutions to disapply pre-emption rights when they have allotted shares.

English companies listed on the Official List also generally follow good practice guidelines that provide that such a company should not issue more than 7.5 per cent of its issued ordinary share capital by way of a non pre-emptive issue for cash in any three year period and not issue more than 5 per cent in any 12 month period.

It is common practice for English companies to disapply pre-emption rights in respect of fractional entitlements that may arise on a rights issue and also to deal with difficulties that may arise in respect of the issue of shares to overseas shareholders on a rights issue.

(i) ***Amendment of governing instruments***

(i) *Banco Santander Shareholders*

Under Spanish law, shareholders have the power to amend any provision of a company's by-laws. The board of directors of a company is not authorised to change the company's by-laws (except for very minor amendments, such as a change of corporate domicile within the same municipality).

Amendments adversely affecting the rights of the holders of any class of shares will also require the passing of a resolution by holders of each class of shares affected.

Generally, amendments to Banco Santander's By-laws must be authorised by the Spanish Ministry of Economy. However, certain amendments, such as the change of its domicile within Spain or the implementation of statutory provisions in Banco Santander's By-laws, do not require authorisation but must be notified to the Bank of Spain within 15 working days of the resolution being approved. A share capital increase cannot be effected until the Bank of Spain declares that it has no objections to the resolution authorising the increase.

(ii) *A&L Shareholders*

Under English Law, shareholders have the power to amend:

(A) the objects, or purpose, clause in a company's memorandum of association; and

(B) any provisions of the company's articles of association,

by special resolution, subject to, in the case of amendments to the objects clause of the memorandum of association the right of dissenting shareholders to apply to the courts to cancel the amendments within 21 days of the passing of the resolution.

Under English law, the board of directors is not authorised to change the memorandum or articles of association.

Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval by resolution of the classes affected in separate class meetings.

English law provides for the variation of class rights either if sanctioned in writing by holders of not less than 75 per cent in nominal value of the issued shares in the class, or by a resolution of the class affected in a separate class meeting.

(j) ***Shareholders' votes on certain transactions***

(i) *Banco Santander Shareholders*

See paragraph (a) entitled "*Voting rights, quora and majorities*" above and paragraph (f) entitled "*Other general meetings of shareholders*" above, in relation to the quora and majorities required for certain resolutions to be adopted by Banco Santander Shareholders.

(ii) *A&L Shareholders*

Under the Listing Rules, shareholder approval:

(A) is required for an acquisition or disposal by a listed company if, in broad terms, the size of the company or business to be acquired or disposed of represents 25 per cent or more of the size of the listed company; and

(B) may also be required for certain transactions between a listed company and related parties, which include:

I. directors of the company or its subsidiaries;

II. holders of 10 per cent or more of the nominal value of any class of the company's, or any holding company's, or any of its subsidiary's, shares having the right to vote; or

III. any of their associates.

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganisations or takeovers. The Scheme is such a scheme. These schemes require:

(A) the approval at a special meeting convened by order of the court of a majority in number of shareholders or creditors representing not less than 75 per cent in value of the capital held by, or debt owed to, the shareholders or creditors, or class thereof (as the case may be), present and voting, either in person or by proxy; and

(B) the subsequent sanction by the court.

Once approved and sanctioned, all shareholders and creditors of the relevant class and the company are bound by the terms of the scheme.

A scheme of reconstruction under section 110 of the UK Insolvency Act 1986 may be made when a company is being wound up voluntarily. Under the terms of such a scheme and with the sanction of a special resolution of the shareholders, the whole or part of the company's business or property is transferred to a second company. Any dissenting shareholder can require the liquidator to abstain from carrying the resolution into effect or to purchase his or her interest at a price agreed or determined by arbitration.

(k) ***Rights of inspection***

(i) *Banco Santander Shareholders*

Under Spanish law, a shareholder has the right to:

(A) obtain a certificate of the resolutions adopted by the general shareholders' meetings of the company, which must be duly recorded in the company's books;

(B) request any information regarding the issues included in the agenda of a general shareholders' meetings both: (I) in writing, up to and including the seventh day prior to the general shareholders' meeting; and (II) verbally during the meeting. The Banco Santander directors must provide the requested information unless it is inappropriate to do so in accordance with law and, in particular, if in the opinion of the Chairman of Banco Santander the publicity of the requested information may damage the interests of Banco Santander. However, the Banco Santander directors cannot rely on this exclusion if the request is supported by shareholders representing at least 25 per cent of Banco Santander's share capital. As Banco Santander is a listed company, shareholders may also request, up to and including the seventh day prior to the meeting, further details on any information available to the public that Banco Santander has submitted to the CNMV since the last general shareholders' meeting;

(C) inspect the annual accounts that are to be approved at an annual general shareholders' meeting; and

(D) inspect the compulsory reports and information that the board of directors of the company must provide prior to certain actions (such as the merger or de-merger of the company or share capital increases).

Apart from the general information right described above, the shareholders of a Spanish public company may not inspect the company's documents, contracts, books or information.

Notwithstanding the above, Banco Santander's By-laws give its shareholders the right to inspect the attendance list of the general shareholders' meetings.

(ii) *A&L Shareholders*

Except when closed under the provisions of the Companies Act, the register and index of names of shareholders of an English company may be inspected:

(A) without payment by its shareholders; or

(B) for a fee by any other person,

in each case provided that the information is to be used for a proper purpose.

In both cases, the documents may be copied for a fee.

The shareholders of an English public company may also inspect, without charge:

(A) minutes of meetings of the shareholders (and obtain copies of the minutes for a fee);

(B) service contracts of the company's directors (and obtain copies of the service contracts for a fee);

(C) the register of interest in shares disclosed pursuant to sections 808 and 809 of the Companies Act; and

(D) the register of disclosures made pursuant to section 793 of the Companies Act and any associated reports.

In addition, public companies are required to provide copies of their annual accounts and reports to shareholders and make available such accounts to shareholders at a general meeting.

(l) ***Standard of conduct for directors***

(i) *Banco Santander Shareholders*

Under Spanish law, the board of directors of a company is responsible for the management and representation of the company, although certain matters are reserved to the general shareholders' meeting. In accordance with Banco Santander's internal rules, which follow corporate governance best practice, the board of directors has a general duty of supervision.

A director must comply with the duties set out in the law, in the company's by-laws and in its internal regulations for the general shareholders' meeting and the board of directors. These duties include the following:

(A) to act diligently in his or her management of the company. In particular, the law establishes that he or she must carry out his or her duties with the diligence of an "orderly entrepreneur (*ordenado empresario*) and a faithful representative (*representante leal*)" and must diligently inform himself or herself of the company's business development;

(B) to comply with duties established by the law and the company's by-laws, acting in the company's best interests;

(C) to comply with duties of loyalty: (I) the directors shall not use the name of Banco Santander or invoke their capacity as directors in order to carry out transactions for their own account or for the account of persons related to them; (II) no director may make, either for his own benefit or for the benefit of any persons related to him, investments or transactions of any kind related to the assets of Banco Santander which have come to the director's attention during the performance of his duties as such, when the investment or transaction has been offered to Banco Santander or Banco Santander is interested in it, unless Banco Santander has turned down such an investment or transaction and the director has not influenced Banco Santander's decision; (III) the directors must notify

the Banco Santander Board of any direct or indirect conflict of interests which they have with the interests of Banco Santander. If the conflict arises from a transaction with Banco Santander, the director shall be prohibited from conducting such a transaction unless the Banco Santander Board, following a report from the Appointments and Remuneration Committee, approves the transaction. In the event of conflict, the director involved shall not participate in the deliberations and decisions in respect of the transaction in which the conflict arises; (IV) the directors must notify the Banco Santander Board, as soon as possible, of those circumstances affecting them which might prejudice the credit or reputation of Banco Santander, and particularly the criminal cases with which they may be charged; and (V) the directors must disclose any interest that they hold in the capital of a company engaged in a line of business which is the same as or analogous or complementary to the business of Banco Santander, as well as any offices held or duties performed therein and the conduct, for the director's own account or for the account of another, of any kind of business that is the same as, analogous or complementary to the business that the corporate purpose of Banco Santander consists of;

(D) to maintain secrecy of confidential information, even after his or her retirement or removal as director, subject to certain exceptions; and

(E) not to conduct, or suggest to any person that they conduct, transactions involving securities of Banco Santander or any of its subsidiary, affiliated or related companies in connection with which the directors have, by reason of their position, privileged or confidential information, so long as such information is not within the public domain.

In addition to the above, Spanish banking regulations impose on directors requirements relating to professional and commercial integrity and relevant knowledge and expertise.

(ii) *A&L Shareholders*

Under English law, a director's fiduciary and common law duties evolved through case law. Under the Companies Act, these duties have been codified. The statutory statement replaces the common law and equitable rules. The codified duties are owed to the company and only the company is able to enforce them.

A director has a statutory duty to promote the success of the company for its members as a whole. This duty includes obligations:

(A) not to create an actual or potential conflict between his or her duty to the company and duties to any other person or his or her personal interests;

(B) not to make a profit out of his position as a director unless the company permits him to do so;

(C) to exercise his or her powers only in accordance with the memorandum and articles of association of the company;

(D) to exercise independent judgment; and

(E) to declare the nature and extent of his or her interest whether direct or indirect in a transaction or arrangement with the company.

In addition, a director must exercise reasonable care and skill. This test is both subjective (i.e. whether the director's conduct was that of a reasonably diligent person having the knowledge and experience of that particular director) and objective (i.e. was the director's conduct that of a reasonably diligent person having the knowledge and experience that a director should have).

The Companies Act requires shareholder approval for a company to make loans and confer other benefits to directors and persons connected with them.

(m) ***Classification of the board of directors***

(i) *Banco Santander Shareholders*

Under Spanish law, the term of office of directors established in a company's by-laws cannot exceed six years, although directors may be appointed for successive periods each of which has a maximum duration of six years.

Banco Santander's By-laws provide that every year the term of office of one fifth of the directors must lapse. The directors to retire are those who have been longest in office since their last appointment. Banco Santander's By-laws also provide that the term of office of a director is five years; however, directors may be reappointed. Although there is no provision in Spanish law regarding the composition of a board of directors, Banco Santander's By-laws, following best corporate governance practice, provide for the general shareholders' meeting to endeavour to ensure that (I) the external or non-executive directors constitute a majority of the members of the board of directors; (II) a reasonable number of non-executive directors are independent; and (III) independent directors represent at least one-third of the total number of directors. Banco Santander currently complies with these rules.

(ii) *A&L Shareholders*

There are no provisions under English law which govern the term of office of directors, although shareholder approval is required if a director's contract of employment is for a period of more than two years.

The Combined Code, published by the Financial Reporting Council, contains principles of good governance and a code of best practice and is appended to the Listing Rules. It recommends that: (A) the notice period of directors' service contracts should be one year or less; (B) directors should submit themselves for re-election at intervals of no more than three years; and (C) non-executive directors who have served for longer than nine years should be subject to annual re-election.

The A&L Articles provide that at every annual general meeting a director shall retire if he/she held office as a Director at the two immediately preceding Annual General Meetings and did not retire at either of those meetings. These retiring directors may be re-appointed by the meeting.

(n) ***Removal of directors***

(i) *Banco Santander Shareholders*

Under Spanish law, shareholders may remove a director without cause at any time by a resolution passed by simple majority at a general shareholders' meeting. See paragraph (f) entitled "*Other general meetings of shareholders*" in respect of the convening of such meetings.

(ii) *A&L Shareholders*

Under the Companies Act and the A&L Articles, shareholders may remove a director without cause by ordinary resolution, irrespective of any provisions of the company's articles of association or service contract the director has with the company, provided, however, that at least 28 clear days' notice is given to the company.

(o) ***Vacancies on the board of directors***

(i) *Banco Santander Shareholders*

Under Spanish law, the board of directors has the power to provisionally fill all vacancies on the board until the next general shareholders' meeting, whereupon the shareholders may confirm or revoke such appointment. A director appointed to provisionally fill a vacancy must be a shareholder. If the board of directors fails to provisionally appoint a shareholder to fill a

vacancy as described above, or if the shareholders resolve to revoke the appointment of a director provisionally appointed by the board, the shareholders may appoint another person as a director to fill such vacancy.

Banco Santander's By-laws provide that the minimum number of directors is 14 and that the maximum is 22.

(ii) *A&L Shareholders*

Shareholders may by ordinary resolution, at a general meeting, appoint a person to be a director:

(A) to fill a vacancy; or

(B) to become an additional director, subject to any maximum provided in the company's articles of association.

The A&L Articles provide that the board of directors has the power to appoint a person as director to serve until the next general meeting of the company, whereupon the director concerned is required to retire, but will be eligible for re-election. However, the total number of directors shall not exceed any maximum number fixed in accordance with the company's articles of association.

The A&L Articles provide that the minimum number of directors is seven and the maximum is 24. The shareholders may from time to time fix, and from time to time vary, this maximum by passing an ordinary resolution.

(p) ***Limitation of liability of directors and officers***

(i) *Banco Santander Shareholders*

Spanish law does not permit a company to exempt any directors from any liability arising from the performance of their duties.

(ii) *A&L Shareholders*

English law does not permit a company to exempt any director, officer of the company or any person employed by the company as an auditor, from any liability arising from negligence, default, breach of duty or breach of trust against the company.

(q) ***Indemnification of directors and officers***

(i) *Banco Santander Shareholders*

Spanish law does not permit a company to indemnify a director against any liability and it does not permit a company to authorise such indemnification in its by-laws. However, companies may purchase and maintain corporate liability insurance for directors and officers against their liabilities.

(ii) *A&L Shareholders*

English law does not permit a company to indemnify:

(A) a director or officer of the company; or

(B) any person employed by the company as an auditor,

against any liability arising from negligence, default, breach of duty or breach of trust against the company, except that indemnification is allowed for liabilities incurred in proceedings in which:

(I) judgment is entered in favour of the director, officer or auditor, or the director, officer or auditor is acquitted; or

(II) the director, officer or auditor is held liable, but the court finds that he or she acted honestly and reasonably and that relief should be granted.

The Companies Act enables companies to purchase and maintain insurance for directors, officers and auditors against liabilities arising from negligence, default, breach of duty or breach of trust against the company.

The A&L Articles authorise the company to purchase and maintain such insurance for any directors, officers or auditors of the company.

See also paragraph (p) entitled "*Limitation of liability of directors and officers*" above.

(r) ***Certain provisions relating to share acquisitions***

(i) *Banco Santander Shareholders*

Under Spanish law, mandatory public tender offers at an equitable price must be launched for all the shares of the target company or other securities that might directly or indirectly give the right to subscription thereto or acquisition thereof (including convertible and exchangeable bonds) when any person acquires control of a Spanish company listed on the Spanish Stock Exchanges, whether such control is obtained:

(A) by means of the acquisition of shares or other securities that directly or indirectly give the right to subscribe for or acquire voting rights in such company;

(B) through agreements with shareholders or other holders of securities; or

(C) as a result of other situations of equivalent effect as provided in the takeover regulations (i.e., indirect control acquired through mergers, share capital decreases or target's treasury stock variations, etc.).

Control of a target company is deemed to have been obtained, individually or jointly, if:

(A) any person or group of people directly or indirectly acquire 30 per cent or more of the voting rights in the company; or

(B) any person or group of people directly or indirectly acquires less than 30 per cent of the voting rights in the company and, within 24 months of the acquisition, that person or group of people has been responsible for the appointment of more than one-half of the target company's board of directors.

For the purposes of calculating the percentages of voting rights acquired, percentages of voting rights include: (I) companies belonging to the same group as the bidder; (II) members of the board of directors of the bidder or of companies in its group; (III) persons acting in concert with or on account of the bidder; (IV) voting rights exercised freely and over an extended period by the bidder under proxy granted by the actual holders or owners of such rights, in the absence of specific instructions with respect thereto; and (V) shares held by a nominee, such nominee being understood as a third party whom the bidder totally or partially covers against the risks inherent in acquisitions or transfers of the shares or the possession thereof, will be deemed to be held by the bidder.

Notwithstanding the foregoing, the CNMV will conditionally dispense with the obligation to launch a mandatory bid when another person or entity unconnected with the potential bidder directly or indirectly holds an equal or greater voting percentage in the target company.

Mandatory offers must be launched within one month of the acquisition of the control of the target company.

In addition, under Spanish law, squeeze-out and sell-out rights will apply provided that, following a mandatory tender offer, the bidder holds securities representing at least 90 per cent

of the target company's voting capital and the tender offer has been accepted by the holders of securities representing at least 90 per cent of the voting rights other than those held by the bidder previously to the offer.

See also paragraph (s) entitled "*Banking regulation requirements*" which summarises additional provisions in respect of the acquisition of Banco Santander Shares.

(ii) *A&L Shareholders*

In the case of a company listed on the Official List, shareholder approval must be obtained for certain transactions involving directors, substantial shareholders or their associates (see paragraph (j) entitled "*Shareholders' votes on certain transactions*" above). In addition, takeovers of public companies, whether or not listed on the Official List, are regulated by the City Code, which is:

(A) comprised of statutory rules; and

(B) administered by the Panel, a body consisting of representatives of City of London financial and professional institutions, which oversees the conduct of takeovers.

The City Code provides that when:

(A) any person acquires, whether by a series of transactions over a period of time or not, shares which, together with shares held or acquired by persons acting in concert with him or her, represent 30 per cent or more of the voting rights of a public company; or

(B) any person, together with persons acting in concert with him or her, holds at least 30 per cent but not more than 50 per cent of the voting rights and that person, or any person acting in concert with him or her, acquires any additional shares which increase his or her percentage of the voting rights,

that person must generally make an offer for all of the equity shares of the company (except for treasury shares), whether voting or non-voting, and any class of voting non-equity shares of the company held by that person or any person acting in concert with him or her, for cash, or accompanied by a cash alternative, at not less than the highest price paid by any such person for the relevant shares during the 12 months preceding the date of the offer.

See also paragraph (s) entitled "*Banking regulation requirements*" which summarises various statutory rules in respect of the acquisition of A&L Shares.

(s) ***Banking regulation requirements***

(i) *Banco Santander Shareholders*

Certain provisions of Spanish law require notice to be given to the Bank of Spain prior to the acquisition by any individual or corporation of a significant holding of shares (as defined below) in a Spanish bank.

Any individual or corporation that wishes to acquire, directly or indirectly, a significant holding of shares (*participación significativa*) in a Spanish bank must give advance notice to the Bank of Spain describing the size of such proposed holding, the proposed terms and conditions of the acquisition and the anticipated closing date of the acquisition. A significant holding for these purposes is defined as 5 per cent or more of the share capital or voting rights of the target bank, or any lesser holding that gives the purchaser effective influence or control over the target bank. In addition, advance notice must be given to the Bank of Spain of any increase, direct or indirect, in any significant holding which reaches any of the following thresholds: 10 per cent; 15 per cent; 20 per cent; 25 per cent; 33 per cent; 40 per cent; 50 per cent; 66 per cent; and 75 per cent. Notice to the Bank of Spain must also be given by anyone who, as a result of the contemplated acquisition, may attain sufficient power to control the target bank. If the required notice is not given, or if the acquisition is effected before a three month-period after receipt of

notice has passed, or if the acquisition is opposed by the Bank of Spain then there shall be the following consequences: (A) the acquired shares will lose their voting rights; (B) the Bank of Spain may seize control of the target bank or replace its board of directors; and (C) a fine may be levied on the purchaser.

The Bank of Spain has three months after the receipt of any such notice to object to a proposed transaction. Such objection may be based on finding the purchaser to be unsuitable due to one of the following: (A) its commercial or professional reputation; (B) its solvency; or (C) the transparency of its corporate structure. If no such objection is raised within the three month period, authorisation is deemed to have been granted.

If any individual or institution plans to sell its significant holding, or reduce its holding to one of the above-mentioned levels of ownership or, because of any sale, will lose control of the entity, it must provide advance notice to the Bank of Spain indicating the size of the proposed transaction and its anticipated closing date. Failure to comply with these requirements may lead to penalties being imposed on the defaulting party.

Banks must notify the Bank of Spain as soon as they become aware of any acquisition or transfer of their shares that exceeds the above-mentioned percentages. In addition, banks are required to provide periodic reports to the Bank of Spain describing the composition of, and significant alterations to, the ownership of their share capital. This information must specify the level of ownership of the bank's shares, regardless of the amount, held by any other financial institutions. In particular, the Bank of Spain also requires each bank to provide it with a list in April, July, October and January, of all its shareholders that are financial institutions and all other shareholders that own at least 0.25 per cent of the bank's share capital by reference to the last day of each calendar quarter. Furthermore, banks are required to inform the Bank of Spain as soon as they become aware of, and in any case not later than 15 days after, each acquisition by a person or a group of at least 1 per cent of the bank's total share capital.

If the Bank of Spain determines, at any time, that the influence of a person who owns a significant holding in a bank may adversely affect the bank's financial situation, it may request that the Spanish Ministry of Economy: (A) suspend the voting rights of such person's shares for a period not exceeding three years; (B) seize control of the bank or replace its board of directors; or (C) in exceptional cases, revoke the bank's license. In addition, a fine may be levied on the owner of the significant holding.

(ii) *A&L Shareholders*

Under English law and the regulations of A&L's main regulator, the FSA, any entity which proposes to take a step which would result in it acquiring control over an entity which is regulated by the FSA (for example, a bank or investment firm in the A&L Group) must notify and obtain the consent of the FSA.

Examples of when an acquisition of all or part of an FSA regulated entity would amount to such a change of control include: (A) where the acquiring entity holds 10 per cent or more of the shares in the FSA regulated entity or its parent company; and (B) where the acquiring entity is able to exercise significant influence over the management of the FSA regulated entity by virtue of its shareholding in such entity.

A proposed controller satisfies its legal obligation to notify the FSA by submitting a completed FSA change in control form, along with supporting documentation, including any such additional information as may be required by the FSA in the individual case.

The FSA has three months from the date of receipt of these forms in which to approve or reject the application. Such approval can be made subject to conditions, including that the proposed change of control is only approved by the FSA if it occurs within a specified time period (normally one year from the date of approval). The FSA can reject an application where it is not satisfied that the statutory approval requirements are met by the applicant. These

requirements are that the applicant is a fit and proper person to have the control in question and that the interests of consumers would not be threatened by the acquiring entity's control. A notice of rejection can be appealed by the applicant to the statutory Financial Services and Markets Tribunal.

It is a criminal offence for an acquiring entity to fail to notify the FSA. It is also an offence for an acquiring entity to acquire control before the FSA has approved or rejected its application and before the expiry of the three month period which the FSA has to consider the application. These offences are punishable by a fine. It is an offence punishable by imprisonment and/or a fine to carry out a change of control where the FSA has issued a notice of objection to the proposed change of control.

(t) ***Disclosure of interests***

(i) *Banco Santander Shareholders*

An acquisition or transfer of shares in a listed company (such as Banco Santander) where, following the transaction:

(A) in the case of an acquisition, results in an individual or group holding of 3 per cent, 5 per cent, 10 per cent, 15 per cent, 20 per cent, 25 per cent, 30 per cent, 35 per cent, 40 per cent, 45 per cent, 50 per cent, 60 per cent, 70 per cent, 75 per cent, 80 per cent or 90 per cent or more of the company's voting rights; or

(B) in the case of a disposal, the disposal takes any existing holding of an individual or group below the same thresholds of the company's voting rights outlined above,

must be reported to the company that issued the listed shares and to CNMV within four trading days following the date on which the relevant individual or group is or should have been aware of such an acquisition or disposal. Spanish rules presume a person is or should have been aware of the transaction within two trading days from the date of the transaction.

Should the number of the company's voting rights vary and such variation causes any shareholder to exceed or fall below thresholds indicated above, such shareholder shall report its voting rights after such variation.

Similar disclosure obligations apply, among others, in the event of: (A) an acquisition or disposal of any financial instruments entitling the holder to acquire the company's shares (such as options, futures, swaps, etc.); (B) certain voting, deposit, temporary transfer or usufruct agreements regarding Banco Santander shares; or (C) custodians or proxy holders who can exercise discretionarily the voting rights attached to the relevant shares.

The threshold percentages described above are reduced to one per cent, or any multiple of one per cent, if the person or group effecting the transaction is resident in a tax haven (as defined under Spanish law) or is resident in a country or territory where there are no taxes or where the authorities decline to exchange information for tax purposes (in accordance with the Spanish law). Whilst the United Kingdom is not considered to be a tax haven for these purposes, certain of its territories, such as Jersey, Guernsey and the Isle of Man, may be.

An acquisition by a listed company (or a subsidiary of that company) of the company's own shares must be reported to the CNMV within four trading days of the acquisition if the acquisition, together with any other such acquisitions since the date of the last report, reaches or exceeds one per cent of its voting rights. For these purposes, sales of shares in the company by the company or by its subsidiaries are not deducted.

The directors of listed companies must report to the CNMV and to the company itself, within five trading days, the number of the company's shares, option rights over such shares, any other interest or right that enables the director to acquire or transfer such shares and the voting rights that they hold at the time of their appointment (or, if applicable, report that they own no shares,

options, interests or voting rights) whether they hold such shares, options, interests or voting rights directly or through companies they control or any other intermediary. Directors and managers must also report all acquisitions or transfers of such shares as well as any acquisition, transfer or exercise of option rights over such shares and any other interest or right that enables the director to acquire or transfer such shares, by themselves, through intermediaries or by companies they control, and the proportion of voting rights resulting from these transactions.

In addition, directors and managers of any listed company must report the acquisition of shares and options over shares as a result of an employee compensation plan related to the shares' price to the CNMV. Any change to such employee compensation plans must be also reported. According to Banco Santander's By-laws, the implementation of any employee scheme referenced to Banco Santander's shares, regardless of whether the beneficiaries are directors, managers or others, requires shareholder approval.

In addition, the Bank of Spain requires purchasers of shares in Banco Santander to notify, and seek approval from, the Bank of Spain in certain circumstances. See paragraph(s) entitled "*Banking regulation requirements*" above.

Under Spanish law, failure to notify to the Bank of Spain any transaction involving a significant holding (*participación significativa*) may have the consequences described in paragraph(s) entitled "*Banking regulation requirements*" above. Furthermore, failure to inform the CNMV of a significant holding may constitute an infringement under the Spanish securities market law and penalties may be imposed on the defaulting party.

(ii) *A&L Shareholders*

The Disclosure and Transparency Rules provide that anyone who acquires a material interest or becomes aware that he or she has acquired a material interest in three per cent or more of any class of shares of a public company's issued share capital carrying rights to vote at general shareholder meetings (excluding shares held in treasury) which has its shares admitted to trading on a regulated market or a UK prescribed market must notify that company in writing of his or her interest within two business days if the shares are held in a UK company, or four trading days if the shares are issued by a non-UK company. Thereafter, any increase or decrease through a whole percentage point or decrease which reduces the interest to below three per cent must be notified in writing to the company.

In addition, the Companies Act provides that a public company may, by notice in writing, or with the shareholders' actual or deemed prior consent by electronic form, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in the company's issued voting share capital, to:

(A) confirm whether this is or is not the case; and

(B) if this is the case, to give further information that the company requires relating to his or her interest and any other interest in the company's shares of which he or she is aware.

The disclosure must be made within a reasonable period as specified in the relevant notice.

When the notice is served by a company on a person who is, or was, interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions prohibiting, among other things:

(A) any transfer of the shares;

(B) the exercise of voting rights;

(C) the issue of further shares; and

(D) other than a liquidation, dividends and other payments.

These restrictions also render void any agreement to transfer the shares.

The A&L Articles authorise A&L to prevent (for as long as a default continues) a shareholder in default of the notice from attending or voting either personally or by proxy at a shareholders' meeting or to exercise any other right in relation to shareholders' meetings as a holder of:

(A) the shares in relation to which the default occur;

(B) any further shares which are issued in respect of default shares; and

(C) any other shares held by the shareholder holding the default shares.

In addition, the City Code imposes stricter obligations such that a person, whether or not they are an associate of the offeror or an offeree, must publicly announce to the market if they own or control one per cent or more of any class of securities of the offeror or the offeree.

(u) ***Notices and proxy statements***

(i) *Banco Santander Shareholders*

Under Spanish law, notices of all shareholders' meetings must include the agenda of the meeting.

In relation to notices of ordinary meetings, once such notices have been published, shareholders may request, free of charge, a copy of any financial documents to be approved at the meeting.

In addition to the above, under Spanish law, shareholders are entitled to be provided with information regarding certain proposals so that they can form their opinion to vote in the general meeting. In particular, shareholders are entitled to receive, free of charge, information required by law relating to amendments to the company's by-laws, as well as on proposals to exclude the preferential subscription rights in an increase in share capital. Information on mergers and de-mergers must be available at the company's registered office.

According to Banco Santander's By-laws, shareholders having the right to attend a shareholders' meeting may be represented at the meeting by a proxy to another person, even if such person is not a shareholder. The proxy shall be granted in writing or by electronic means.

(ii) *A&L Shareholders*

A&L is governed by the Companies Act and the Listing Rules regulating notices of shareholder meetings, which provide that notice of a shareholder meeting, which will consider any business other than ordinary business at an annual general meeting, must be accompanied by:

(A) a shareholder circular containing an explanation of the purpose of the meeting; and

(B) the recommendations of the board with respect to actions to be taken.

A&L makes available to A&L Shareholders a copy of its annual report and accounts. In addition, under the Listing Rules, A&L is required to send to shareholders details relating to certain acquisitions, dispositions, takeovers, mergers and offers, either made by, or in respect of, the company, depending on their size and importance.

Under the A&L Articles, a proxy does not have to be a shareholder of A&L.

(v) ***Reporting Requirements***

(i) *Banco Santander Shareholders*

Under Spanish law, Banco Santander must file the following documents, *inter alia*, with the Spanish Registrar of Companies: (A) annual report and accounts, one month after their approval by the general shareholders meeting; (B) notice of the resignation and appointment of directors, secretaries and/or vice-secretaries; (C) notice of the appointment and resignation of the company's auditors; (D) copies of certain special and extraordinary resolutions passed by the company (e.g., amendments to the company's by-laws, mergers, de-mergers etc.); and (E) general powers of attorney. Information filed with the Spanish Registrar of Companies is available for inspection by the public.

Any company listed in Spain must also send to the CNMV certain financial information on the company (on quarterly, bi-annual and annual basis), and notify it of any price-sensitive information, as well as information on corporate governance and conduct of business rules in the securities market.

As a credit entity, Banco Santander is also subject to the supervision of the Bank of Spain. See paragraph (s) entitled "*Banking regulation requirements*" above.

As a foreign private issuer, Banco Santander must file with the SEC certain additional reports and notices, being, *inter alia*, an annual report on Form 20-F (which is analogous to, but in certain respects less extensive than, an annual report on Form 10-K) and furnish reports on Form 6-K containing, *inter alia*, certain information, such as this document, which it has made public by virtue of Spanish law requirements or requirements of the CNMV.

(ii) *A&L Shareholders*

Under English law, A&L must file the following documents, *inter alia*, with the Registrar of Companies:

(A) its annual report and accounts, seven months after the end of the relevant accounting period (it must make the documents public within four months under the Disclosure and Transparency Rules);

(B) its annual return, within 28 days after the date to which it is made up;

(C) forms 288 noting the resignation and appointment of directors and secretary, within 14 days of the date of the change;

(D) auditors' notice of resignation, within 14 days of the company's receipt of such notice; and

(E) copies of all special resolutions passed by the company, within 15 days of the date on which the resolution was passed.

A&L is also required to notify the UK Listing Authority of:

(A) any major new developments in its sphere of activity which are not public knowledge and may lead to a substantial movement in its share price;

(B) notifications received by it from persons holding an interest in three per cent or more of any class of the company's share capital;

(C) any changes in its board of directors;

(D) any drawing or redemption of listed securities;

(E) interests of directors in its shares or debentures; and

(F) changes in its capital structure.

Documents filed with the Registrar of Companies are available for inspection by the public.

The Disclosure and Transparency Rules also require A&L to publish half-yearly financial reports within two months of the end of each half year and interim management statements between ten weeks after the beginning, and six weeks before, the end of the relevant six month period.

(w) ***Representation of shares***

(i) *Banco Santander Shareholders*

A Spanish listed company must have all of its shares represented in book entry form and listed on the Bolsa de Valores. Accordingly, all new Banco Santander Shares delivered to the A&L shareholders will be represented in book entry form and share certificates will not be issued in respect of such shares.

(ii) *A&L Shareholders*

Under English law and the A&L Articles, shares may be held in both certificated and uncertificated form. If held in uncertificated form, a transfer is effected by electronic settlement through the CREST system. If held in certificated form, shares are transferred outside of CREST in accordance with English law and the A&L Articles.

## 3. Banco Santander CDIs

A&L Shareholders who receive New Banco Santander Shares as a result of the Acquisition will receive their New Banco Santander Shares in the form of CREST Depository Interests. Holders of New Banco Santander CDIs will not be the registered holders of the New Banco Santander Shares to which they are entitled under the Scheme and they will only be able to exercise the rights related to the New Banco Santander Shares described in this Part 9 above to the extent of, and pursuant to, the arrangements described in Section 9(c) of Part 3 (*Explanatory Statement*) of this document. Banco Santander is putting these arrangements in place to ensure that holders of New Banco Santander CDIs (including former Certificated Holders and participants in A&L ShareSafe whose New Banco Santander CDIs are held through the corporate nominee facilities described in Section 9(b)(ii) or Section 9(b)(iii) of Part 3 (*Explanatory Statement*)) have an absolute entitlement to the underlying New Banco Santander Shares.

# PART 10

# ADDITIONAL INFORMATION

## 1. Responsibility

The A&L Directors accept responsibility for the information contained in this document relating to the A&L Group and the A&L Directors. To the best of the knowledge and belief of the A&L Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the *Comisión Ejecutiva* (the executive committee of the board of directors) of Banco Santander (together, the "**Relevant Santander Persons**") accept responsibility for the information contained in this document, except for the information relating to the A&L Group and the A&L Directors. To the best of the knowledge and belief of the Relevant Santander Persons (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

## 2. Information on A&L

The A&L Directors and their respective positions within A&L are:

| *Name of Director* | *Position* |
|---|---|
| Roy Brown | Acting Chairman/Senior Independent Director |
| David Bennett | Group Chief Executive |
| Chris Rhodes | Group Finance Director |
| Richard Banks | Group Risk Director |
| Ian Buchanan | Group Manufacturing Director |
| Malcolm Aish | Non-Executive Director |
| Jane Barker | Non-Executive Director |
| Rod Duke | Non-Executive Director |
| Mary Francis | Acting Senior Independent Director |
| Mike McTighe | Non-Executive Director |
| Angus Porter | Non-Executive Director |
| Margaret Salmon | Non-Executive Director |
| Jonathan Watts | Non-Executive Director |

The registered office of A&L (registered in England and Wales and having the registered number 3263713) is at Carlton Park, Narborough, Leicester, LE19 0AL, United Kingdom.

## 3. Information on Banco Santander

The Banco Santander Directors and their respective positions with Banco Santander are:

| *Name of Director* | *Position* |
|---|---|
| Emilio Botín-Sanz de Sautuola y García de los Ríos* | Chairman |
| Fernando de Asúa Álvarez* | First Vice-Chairman |
| Alfredo Sáenz Abad* | Second Vice-Chairman & CEO |
| Matías Rodríguez Inciarte* | Third Vice-Chairman |
| Manuel Soto Serrano | Fourth Vice-Chairman |
| Assicurazioni Generali S.p.A | Director |
| Antonio Basagoiti García-Tuñón* | Director |
| Ana Patricia Botín-Sanz de Sautuola y O'Shea* | Director |
| Francisco Javier Botín-Sanz de Sautuola y O'Shea | Director |
| Lord Burns (Terence) | Director |
| Guillermo de la Dehesa Romero* | Director |

| *Name of Director* | *Position* |
|---|---|
| Rodrigo Echenique Gordillo* | Director |
| Antonio Escámez Torres* | Director |
| Francisco Luzón López* | Director |
| Abel Matutes Juan | Director |
| Juan Rodríguez Inciarte | Director |
| Luis Ángel Rojo Duque | Director |
| Luis Alberto Salazar-Simpson Bos | Director |
| Isabel Tocino Biscarolasanga | Director |

Banco Santander is a *sociedad anónima* incorporated in Spain and its registered address is Paseo de Pereda 9-12, Santander 39004, Spain. The directors marked with an asterisk are the members of the executive committee ("Comisión Ejecutiva") of the Banco Santander Board.

## 4. A&L issued ordinary share capital and middle market quotations of A&L Shares

At the close of business (London time) on 8 August 2008 (the latest practicable date prior to the posting of this document), 420,998,903 A&L Shares were in issue.

The Closing Prices for A&L Shares are set out below for:

(a) the first trading day in each of the six months commencing immediately before the date of this document;

(b) 11 July 2008, the last trading day prior to the announcement by A&L that it had received an approach; and

(c) 8 August 2008, the latest practicable trading day prior to the posting of this document.

| *Date* | *A&L Closing Price (pence)* |
|---|---|
| 3 March 2008 | 525.50 |
| 1 April 2008 | 552.50 |
| 1 May 2008 | 510.50 |
| 2 June 2008 | 403.00 |
| 1 July 2008 | 282.00 |
| 11 July 2008 | 219.25 |
| 1 August 2008 | 340.75 |
| 8 August 2008 | 344.00 |

## 5. Market quotations of Banco Santander Shares

The Closing Prices for Banco Santander Shares are set out below for:

(a) the first trading day in each of the six months commencing immediately before the date of this document;

(b) 11 July 2008, the last trading day prior to the announcement by A&L that it had received an approach; and

(c) 8 August 2008, the latest practicable trading day prior to the posting of this document.

| *Date* | *Banco Santander Closing Price (€)* |
|---|---|
| 3 March 2008 | 11.70 |
| 1 April 2008 | 13.20 |
| 2 May 2008 | 14.10 |
| 2 June 2008 | 13.09 |
| 1 July 2008 | 11.48 |
| 11 July 2008 | 11.23 |
| 1 August 2008 | 12.05 |
| 8 August 2008 | 12.11 |

## 6. A&L shareholdings and dealings

### (a) *Interests in A&L Shares*

(i) As at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document), the interests as beneficial owners of the A&L Directors in the issued share capital of A&L were as follows:

| *Name of director* | *Number of A&L Shares held* |
|---|---|
| Roy Brown | 2,500 |
| David Bennett | 60,712 |
| Chris Rhodes | 56,816 |
| Richard Banks | 63,165 |
| Ian Buchanan | 465 |
| Malcolm Aish | 5,000 |
| Jane Barker | 5,000 |
| Rod Duke | 5,250 |
| Mary Francis | 1,700 |
| Mike McTighe | 10,000 |
| Angus Porter | 500 |
| Margaret Salmon | 5,000 |
| Jonathan Watts | 5,000 |

(ii) In addition to their beneficial interests noted at (i) above, as at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document), the following options and awards over A&L Shares had been granted to the A&L Directors under the A&L Share Plans:

*Name of director*

**David Bennett**

| *Plan under which options granted* | *Date of grant* | *Number of Alliance & Leicester Shares under option* | *Subscription price (p)* | *Exercise Period* |
|---|---|---|---|---|
| 2008 (March) Company Share Option Scheme – Unapproved | 27 March 2008 | 55,147 | 544 | 27 March 2011– 26 March 2018 |
| 2008 Long Term Incentive Plan | 27 March 2008 | 126,838 | – | 27 March 2011– 26 March 2013 |
| 2007 (July) Company Share Option Scheme – Unapproved | 30 July 2007 | 40,368 | 1017 | 30 July 2010– 29 July 2017 |
| 2007 (March) Company Share Option Scheme – Approved | 6 March 2007 | 2,744 | 1093 | 6 March 2010– 5 March 2017 |
| 2007 (March) Company Share Option Scheme – Unapproved | 6 March 2007 | 14,589 | 1093 | 6 March 2010– 5 March 2017 |
| 2007 (March) Long Term Incentive Plan | 6 March 2007 | 45,412 | – | 6 March 2010– 5 March 2012 |
| 2006 (August) Company Share Option Scheme – Unapproved | 4 August 2006 | 29,231 | 995 | 4 August 2009– 3 August 2016 |
| 2006 (March) Company Share Option Scheme – Unapproved | 9 March 2006 | 26,278 | 1056 | 9 March 2009– 8 March 2016 |
| 2006 (March) Long Term Incentive Plan | 9 March 2006 | 37,280 | – | 9 March 2009– 8 March 2011 |

*Name of director*

**David Bennett** *(continued)*

| *Plan under which options granted* | *Date of grant* | *Number of Alliance & Leicester Shares under option* | *Subscription price (p)* | *Exercise Period* |
|---|---|---|---|---|
| 2005 Company Share Option Scheme – Unapproved | 8 August 2005 | 32,776 | 881 | 8 August 2008–7 August 2015 |
| 2005 (August) Long Term Incentive Plan | 8 August 2005 | 52,497 | – | 8 August 2008–7 August 2010 |
| 2005 Deferred Bonus Scheme | 7 April 2005 | 5,507 | – | 7 April 2008–6 April 2012 |
| 2004 (July) Company Share Option Scheme – Unapproved | 29 July 2004 | 34,622 | 834 | 29 July 2007–28 July 2014 |
| ShareSave 2004 (5 year plan) | 27 August 2004 | 2,447 | 668 | 1 November 2009–30 April 2010 |

*Name of director*

**Chris Rhodes**

| *Plan under which options granted* | *Date of grant* | *Number of Alliance & Leicester Shares under option* | *Subscription price (p)* | *Exercise Period* |
|---|---|---|---|---|
| 2008 (March) Company Share Option Scheme – Unapproved | 27 March 2008 | 41,360 | 544 | 27 March 2011–26 March 2018 |
| 2008 Long Term Incentive Plan | 27 March 2008 | 95,128 | – | 27 March 2011–26 March 2013 |
| 2007 (July) Company Share Option Scheme – Unapproved | 30 July 2007 | 27,129 | 1017 | 30 July 2010–29 July 2017 |
| 2007 (March) Company Share Option Scheme – Approved | 6 March 2007 | 2,744 | 1093 | 6 March 2010–5 March 2017 |
| 2007 (March) Company Share Option Scheme – Unapproved | 6 March 2007 | 13,184 | 1093 | 6 March 2010–5 March 2017 |
| 2007 (March) Long Term Incentive Plan | 6 March 2007 | 41,733 | – | 6 March 2010–5 March 2012 |
| ShareSave 2007 (5 year Plan) | 29 August 2007 | 2,009 | 815 | 1 November 2012–30 April 2013 |
| 2006 (August) Company Share Option Scheme – Unapproved | 4 August 2006 | 26,865 | 995 | 4 August 2009–3 August 2016 |
| 2006 (March) Company Share Option Scheme – Unapproved | 9 March 2006 | 24,147 | 1056 | 9 March 2009–8 March 2016 |
| 2006 (March) Long Term Incentive Plan | 9 March 2006 | 34,257 | – | 9 March 2009–8 March 2011 |
| 2005 Company Share Option Scheme – Unapproved | 8 August 2005 | 30,221 | 881 | 8 August 2008–7 August 2015 |
| 2005 (August) Long Term Incentive Plan | 8 August 2005 | 48,240 | – | 8 August 2008–7 August 2010 |

*Name of director*

**Chris Rhodes** *(continued)*

| *Plan under which options granted* | *Date of grant* | *Number of Alliance & Leicester Shares under option* | *Subscription price (p)* | *Exercise Period* |
|---|---|---|---|---|
| 2005 Deferred Bonus Scheme | 7 April 2005 | 4,991 | – | 7 April 2008–6 April 2012 |
| 2004 (July) Company Share Option Scheme – Unapproved | 29 July 2004 | 31,474 | 834 | 29 July 2007–28 July 2014 |
| 2004 (March) Company Share Option Scheme – Unapproved | 3 March 2004 | 26,162 | 860 | 3 March 2007–2 March 2014 |
| 2004 Deferred Bonus Scheme | 3 March 2004 | 7,267 | – | 3 March 2007–2 March 2011 |

*Name of director*

**Richard Banks**

| *Plan under which options granted* | *Date of grant* | *Number of Alliance & Leicester Shares under option* | *Subscription price (p)* | *Exercise Period* |
|---|---|---|---|---|
| 2008 (March) Company Share Option Scheme – Unapproved | 27 March 2008 | 31,709 | 544 | 27 March 2011–26 March 2018 |
| 2008 Long Term Incentive Plan | 27 March 2008 | 72,931 | – | 27 March 2011–26 March 2013 |
| 2007 (July) Company Share Option Scheme – Unapproved | 30 July 2007 | 18,063 | 1017 | 30 July 2010–29 July 2017 |
| 2007 (March) Company Share Option Scheme – Unapproved | 6 March 2007 | 14,757 | 1093 | 6 March 2010–5 March 2017 |
| 2007 (March) Long Term Incentive Plan | 6 March 2007 | 38,664 | – | 6 March 2010–5 March 2012 |
| ShareSave 2007 (3 year Plan) | 29 August 2007 | 1,159 | 815 | 1 November 2010–30 April 2011 |
| 2006 (August) Company Share Option Scheme – Unapproved | 4 August 2006 | 24,889 | 995 | 4 August 2009–3 August 2016 |
| 2006 (March) Company Share Option Scheme – Unapproved | 9 March 2006 | 22,372 | 1056 | 9 March 2009–8 March 2016 |
| 2006 (March) Long Term Incentive Plan | 9 March 2006 | 31,738 | – | 9 March 2009–8 March 2011 |
| 2005 Company Share Option Scheme – Unapproved | 8 August 2005 | 28,093 | 881 | 8 August 2008–7 August 2015 |
| 2005 (August) Long Term Incentive Plan | 8 August 2005 | 44,693 | – | 8 August 2008–7 August 2010 |
| 2005 Deferred Bonus Scheme | 7 April 2005 | 5,593 | – | 7 April 2008–6 April 2012 |
| 2004 (July) Company Share Option Scheme – Unapproved | 29 July 2004 | 28,776 | 834 | 29 July 2007–28 July 2014 |
| 2004 (March) Company Share Option Scheme – Unapproved | 3 March 2004 | 20,930 | 860 | 3 March 2007–2 March 2014 |

*Name of director*

**Richard Banks** *(continued)*

| *Plan under which options granted* | *Date of grant* | *Number of Alliance & Leicester Shares under option* | *Subscription price (p)* | *Exercise Period* |
|---|---|---|---|---|
| 2004 (March) Company Share Option Scheme – Approved | 3 March 2004 | 3,488 | 860 | 3 March 2007–2 March 2014 |
| 2004 Deferred Bonus Scheme | 3 March 2004 | 9,156 | – | 3 March 2007–2 March 2011 |

*Name of director*

**Ian Buchanan**

| *Plan under which options granted* | *Date of grant* | *Number of Alliance & Leicester Shares under option* | *Subscription price (p)* | *Exercise Period* |
|---|---|---|---|---|
| 2008 (March) Company Share Option Scheme – Unapproved | 27 March 2008 | 24,816 | 544 | 27 March 2011–26 March 2018 |
| 2008 Long Term Incentive Plan | 27 March 2008 | 38,216 | – | 27 March 2011–26 March 2013 |
| 2007 (July) Long Term Incentive Plan | 30 July 2007 | 11,309 | – | 30 July 2010–29 July 2012 |
| 2007 (July) Company Share Option Scheme – Unapproved | 30 July 2007 | 20,944 | 1017 | 30 July 2010–29 July 2017 |
| 2007 (March) Company Share Option Scheme – Unapproved | 6 March 2007 | 17,566 | 1093 | 6 March 2010–5 March 2017 |
| 2007 (March) Long Term Incentive Plan | 6 March 2007 | 30,682 | – | 6 March 2010–5 March 2012 |
| 2006 (August) Company Share Option Scheme – Unapproved | 4 August 2006 | 26,030 | 995 | 4 August 2009–3 August 2016 |
| 2006 (August) Long Term Incentive Plan | 4 August 2006 | 11,270 | – | 4 August 2009–3 August 2011 |
| 2006 (March) Company Share Option Scheme – Unapproved | 9 March 2006 | 8,997 | 1056 | 9 March 2009–8 March 2016 |
| 2006 (March) Company Share Option Scheme – Approved | 9 March 2006 | 2,840 | 1056 | 9 March 2009–8 March 2016 |
| 2006 Long Term Incentive Plan | 9 March 2006 | 20,146 | – | 9 March 2009–8 March 2011 |

Information on how the A&L Directors' options and awards are affected by the Scheme is set out in Section 9 of this Part 10.

(iii) Save as disclosed above, as at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document): (A) no associates of A&L; (B) no pension funds of A&L; (C) no employment benefit trust of A&L; (D) no connected adviser to A&L or anyone acting in concert with A&L, nor any person controlling, controlled by or under the same control as any connected adviser (excluding exempt principal traders and exempt fund managers); and (E) no person who had an indemnity or other relationship with A&L (as defined by Note 6 on Rule 8 of the City Code) nor any associate (as defined by the City Code) of A&L, nor any of their respective associates, had an interest in or a right to subscribe for any relevant A&L Shares.

(iv) As at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document): (A) neither A&L nor the A&L Directors; (B) no associates of A&L; (C) no pension funds of A&L; (D) no employment benefit trust of A&L; and (E) no connected adviser to A&L or anyone acting in concert with A&L, nor any person controlling, controlled by or under the same control as any connected adviser (excluding exempt principal traders and exempt fund managers), nor any of their respective associates, had a short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, in respect of any relevant A&L Shares.

(b) ***Interests in Banco Santander Shares***

(i) As at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document), A&L did not have any interest in, or right to subscribe for, any Banco Santander Shares.

(ii) As at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document), the following A&L Directors only had an interest in, or right to subscribe for, relevant Banco Santander Shares as follows:

| *Name* | *Number of Banco Santander Shares held* |
|---|---|
| Margaret Salmon | 200 |
| Richard Banks | 875 |

(iii) Save as disclosed above, as at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document): (A) no A&L Director; (B) no associates of A&L; (C) no pension funds of A&L; (D) no employment benefit trust of A&L; (E) no connected adviser to A&L or anyone acting in concert with A&L nor any person controlling, controlled by or under the same control as any connected adviser (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship with A&L (as defined by Note 6 on Rule 8 of the City Code) or any associate (as defined by the City Code) of A&L, nor any of their respective associates, has an interest in, or a right to subscribe for, any relevant Banco Santander Shares.

(iv) As at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document): (A) neither A&L nor the A&L Directors; (B) no associates of A&L; (C) no pension funds of A&L; (D) no employment benefit trust of A&L; and (E) no connected adviser to A&L or anyone acting in concert with A&L, nor any person controlling, controlled by or under the same control as any connected adviser (excluding exempt principal traders and exempt fund managers), nor any of their respective associates, had a short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, in respect of any relevant Banco Santander Shares.

(c) ***Dealings in A&L Shares***

(i) Since the start of the Offer Period, the following A&L Directors have effected dealings for value (including the exercise of options) in A&L Shares via the A&L SIP as follows:

| *Name of beneficiary* | *Number of A&L Shares* | *Purchase Date* | *Price Paid* | *Person dealing* |
|---|---|---|---|---|
| David Bennett | 37 | 5 August 2008 | £3.33 | Capita IRG Tustees Limited |
| Christopher Rhodes | 37 | 5 August 2008 | £3.33 | Capita IRG Tustees Limited |
| Ian Buchanan | 37 | 5 August 2008 | £3.33 | Capita IRG Tustees Limited |
| Richard Banks | 37 | 5 August 2008 | £3.33 | Capita IRG Tustees Limited |

(ii) Since the start of the disclosure period, A&L has purchased or redeemed a total of 10,393,438 A&L Shares as follows:

| *Trade Date* | *Settlement date* | *Number of A&L Shares purchased** | *Cumulative Total* | *Buyback Price (£)* |
|---|---|---|---|---|
| 1-Aug-07 | 6-Aug-07 | 289,000 | 289,000 | 10.29 |
| 2-Aug-07 | 7-Aug-07 | 200,000 | 489,000 | 10.43 |
| 3-Aug-07 | 8-Aug-07 | 200,000 | 689,000 | 10.31 |
| 6-Aug-07 | 9-Aug-07 | 200,000 | 889,000 | 10.18 |
| 7-Aug-07 | 10-Aug-07 | 200,000 | 1,089,000 | 10.37 |
| 8-Aug-07 | 11-Aug-07 | 41,104 | 1,130,104 | 10.55 |
| 28-Aug-07 | 31-Aug-07 | 50,000 | 1,180,104 | 10.13 |
| 5-Sep-07 | 10-Sep-07 | 100,000 | 1,280,104 | 10.15 |
| 6-Sep-07 | 11-Sep-07 | 103,000 | 1,383,104 | 9.94 |
| 9-Sep-07 | 12-Sep-07 | 250,000 | 1,633,104 | 9.64 |
| 10-Sep-07 | 13-Sep-07 | 200,000 | 1,833,104 | 9.51 |
| 12-Sep-07 | 17-Sep-07 | 103,969 | 1,937,073 | 9.58 |
| 13-Sep-07 | 18-Sep-07 | 500,000 | 2,437,073 | 9.37 |
| 17-Sep-07 | 20-Sep-07 | 500,000 | 2,937,073 | 7.34 |
| 18-Sep-07 | 21-Sep-07 | 3,230,000 | 6,167,073 | 7.60 |
| 19-Sep-07 | 24-Sep-07 | 500,000 | 6,667,073 | 8.23 |
| 20-Sep-07 | 25-Sep-07 | 1,000,000 | 7,667,073 | 7.67 |
| 27-Sep-07 | 2-Oct-07 | 100,000 | 7,767,073 | 7.87 |
| 28-Sep-07 | 3-Oct-07 | 100,000 | 7,867,073 | 7.85 |
| 2-Oct-07 | 5-Oct-07 | 250,000 | 8,117,073 | 8.04 |
| 16-Oct-07 | 19-Oct-07 | 100,000 | 8,217,073 | 7.66 |
| 22-Oct-07 | 25-Oct-07 | 200,000 | 8,417,073 | 7.24 |
| 24-Oct-07 | 29-Oct-07 | 100,000 | 8,517,073 | 7.55 |
| 25-Oct-07 | 30-Oct-07 | 200,000 | 8,717,073 | 7.30 |
| 26-Oct-07 | 31-Oct-07 | 200,000 | 8,917,073 | 7.26 |
| 29-Oct-07 | 1-Nov-07 | 150,000 | 9,067,073 | 7.50 |
| 30-Oct-07 | 2-Nov-07 | 100,000 | 9,167,073 | 7.64 |
| 1-Nov-07 | 6-Nov-07 | 200,000 | 9,367,073 | 7.60 |
| 5-Nov-07 | 8-Nov-07 | 200,000 | 9,567,073 | 6.93 |
| 7-Nov-07 | 12-Nov-07 | 126,365 | 9,693,438 | 6.80 |
| 8-Nov-07 | 13-Nov-07 | 150,000 | 9,843,438 | 6.64 |
| 12-Nov-07 | 15-Nov-07 | 100,000 | 9,943,438 | 6.67 |
| 13-Nov-07 | 16-Nov-07 | 100,000 | 10,043,438 | 6.85 |
| 14-Nov-07 | 19-Nov-07 | 100,000 | 10,143,438 | 6.80 |
| 15-Nov-07 | 20-Nov-07 | 150,000 | 10,293,438 | 6.43 |
| 16-Nov-07 | 21-Nov-07 | 100,000 | 10,393,438 | 6.14 |

*All A&L Shares redeemed or purchased by A&L since the start of the disclosure period have been cancelled.

(iii) The following dealings for value in A&L Shares by the following connected advisers (including any person controlling, controlled by or under the same control as any connected adviser (except for an exempt principal trader or an exempt fund manager)) to A&L have taken place since the start of the Offer Period:

| *Name* | *Transaction Type* | *Number of A&L Shares* | *Date* | *Price(£)* |
|---|---|---|---|---|
| J.P. Morgan Securities Limited | Sale | 51,389 | 14 July 2008 | 3.319 |

(iv) Save as disclosed above, since the start of the Offer Period: (A) no A&L Director; (B) no associates of A&L; (C) no pension funds of A&L; (D) no employment benefit trust of A&L; (E) no connected adviser to A&L or anyone acting in concert with A&L nor any person controlling, controlled by or under the same control as any connected adviser (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship with A&L (as defined by Note 6 on Rule 8 of the City Code) or any associate (as defined by the City Code) of A&L, nor any of their respective associates, has effected any dealings (including the exercise of options) in A&L Shares.

(d) *Dealings in Banco Santander Shares*

(i) Since the start of the Offer Period, neither A&L nor any A&L Director or their connected persons has/have effected any dealings (including the exercise of options) in Banco Santander Shares.

(ii) Since the start of the Offer Period: (A) no associates of A&L; (B) no pension funds of A&L; (C) no employment benefit trust of A&L; (D) no connected adviser to A&L or anyone acting in concert with A&L nor any person controlling, controlled by or under the same control as any connected adviser (excluding exempt principal traders and exempt fund managers); and (E) no person who has an indemnity or other relationship with A&L (as defined by Note 6 on Rule 8 of the City Code) or any associate (as defined by the City Code) of A&L, nor any of their respective associates, has effected any dealings (including the exercise of options) in any Banco Santander Shares.

**7. Banco Santander shareholdings and dealings**

(a) *Interests in A&L Shares*

(i) As at the close of business on 8 August 2008 (the latest practicable date prior to the posting of the document), Banco Santander did not have any interest in, or right to subscribe for, any A&L Shares.

(ii) As at the close of business on 8 August 2008 (the latest practicable date prior to the posting of the document), the Banco Santander Directors did not have any interest in, or right to subscribe for, any A&L Shares.

(iii) As at the close of business on 8 August 2008 (the latest practicable date prior to the posting of the document), the following persons acting in concert with Banco Santander had an interest in, or right to subscribe in respect of, A&L Shares:

| *Name* | *Number of A&L Securities* |
|---|---|
| Santander Portfolio Management UK Limited | 38,816 |
| Santander Unit Trust Managers UK Limited | 370,000 |
| Santander Asset Management UK Holdings Limited | 10,574 |
| Santander Carteras, SGC, S.A.: | 924 |

(iv) As at the close of business on 8 August 2008 (the latest practicable date prior to the posting of the document), no connected adviser of Banco Santander had any interest in, or right to subscribe for, A&L Shares.

(v) Save as disclosed above, as at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document): (A) neither Banco Santander nor the Banco Santander Directors; (B) no associates (as defined by the City Code) of Banco Santander; (C) no pension funds of Banco Santander; (D) no employment benefit trust of Banco Santander; and (E) no connected adviser to Banco Santander or anyone acting in concert with Banco Santander, nor any person controlling, controlled by or under the same control as any connected adviser (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship with Banco Santander (as defined by Note

6 on Rule 8 of the City Code), nor any of their respective associates has an interest in or a right to subscribe for any A&L Shares (or any other securities issued by A&L required to be disclosed under Rule 24.3 of the City Code).

(vi) As at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document): (A) neither Banco Santander nor the Banco Santander Directors; (B) no associates of Banco Santander; (C) no pension funds of Banco Santander; (D) no employment benefit trust of Banco Santander; and (E) no connected adviser to Banco Santander or anyone acting in concert with Banco Santander, nor any person controlling, controlled by or under the same control as any connected adviser (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship with Banco Santander (as defined by Note 6 on Rule 8 of the City Code), nor any of their respective associates had a short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, in respect of any A&L Shares (or any other securities issued by A&L required to be disclosed under Rule 24.3 of the City Code).

(b) ***Interests in Banco Santander Securities***

(i) As at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document), the interests as beneficial owners of Banco Santander in the issued share capital of Banco Santander were as follows:

| *Name* | *Number of Banco Santander Shares* |
|---|---|
| Banco Santander, S.A. | 1,735,331 |

(ii) As at 8 August 2008 (the latest practicable date prior to the publication of this document), Banco Santander had the following short positions (whether conditional or absolute and whether in the money or otherwise) relating to relevant Banco Santander Securities under derivatives, agreements to sell, or any delivery obligation or right to require another person to take delivery:

| *Name* | *Type of Banco Santander Securities* | *Nature of Holding* | *Number of Banco Santander Securities* | *Ratio* |
|---|---|---|---|---|
| Banco Santander, S.A. | Put Option @ €11.00 19 December 2008 | Long | 308,900 | 1 |
| | Put Option @ €12.00 19 December 2008 | Long | 500,000 | 1 |
| | Call Option @ €12.50 19 December 2008 | Long | 11,900 | 1 |
| | European Call Option @ €14.50 19 December 2008 | Long | 666,667 | 1 |
| | European Call Option @ €15.00 19 December 2008 | Long | 1,000,000 | 1 |
| | Call Option @ €15.00 19 December 2008 | Long | 54,000 | 1 |
| | European Call Option @ €16.00 20 March 2009 | Long | 100,000 | 1 |
| | Put Option @ €10.00 19 June 2009 | Long | 16,000,000 | 1 |

| Name | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Securities | Ratio |
|---|---|---|---|---|
| Banco Santander, S.A. *(continued)* | European Put Option @ €11.56 18 January 2010 | Long | 110,000 | 1 |
| | European Call Option @ €16.05 18 January 2010 | Long | 110,000 | 1 |
| | Put Option @ €13.00 17 December 2010 | Long | 1,000,000 | 1 |
| | European Call Option @ €11.87 26 April 2011 | Long | 842,389 | 1 |
| | Put Option @ €10.50 19 September 2008 | Short | 100,000 | 1 |
| | Put Option @ €11.00 19 September 2008 | Short | 100,000 | 1 |
| | Put Option @ €13.00 19 September 2008 | Short | 25,000 | 1 |
| | Put Option @ €13.50 19 September 2008 | Short | 25,000 | 1 |
| | Call Option @ €14.00 19 September 2008 | Short | 200,000 | 1 |
| | Put Option @ €14.00 19 September 2008 | Short | 25,000 | 1 |
| | Call Option @ €12.00 17 December 2008 | Short | 250,000 | 1 |
| | Put Option @ €10.00 19 December 2008 | Short | 2,000,000 | 1 |
| | Call Option @ €11.00 19 December 2008 | Short | 500,000 | 1 |
| | Call Option @ €12.00 19 December 2008 | Short | 250,000 | 1 |
| | European Call Option @ €12.77 19 December 2008 | Short | 435,047 | 1 |
| | Call Option @ €18.00 19 December 2008 | Short | 704,500 | 1 |
| | European Call Option @ €14.31 16 March 2009 | Short | 835,000 | 1 |
| | European Put Option @ €13.42 22 April 2009 | Short | 104,322 | 1 |
| | European Put Option @ €10.29 24 April 2009 | Short | 16,522,098 | 1 |
| | European Put Option @ €10.32 18 May 2009 | Short | 2,000,000 | 1 |
| | Put Option @ €10.50 19 June 2009 | Short | 4,000,000 | 1 |
| | European Call Option @ €15.00 18 December 2009 | Short | 2,000,000 | 1 |

| Name | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Securities | Ratio |
|---|---|---|---|---|
| Banco Santander, S.A. *(continued)* | European Put Option @ €15.00 18 December 2009 | Short | 2,000,000 | 1 |
| | European Put Option @ €10.40 18 January 2010 | Short | 110,000 | 1 |
| | European Put Option @ €13.72 11 October 2010 | Short | 109,329 | 1 |
| | European Put Option @ €14.49 23 November 2010 | Short | 79,365 | 1 |
| | Call Option @ €13.00 17 December 2010 | Short | 1,000,000 | 1 |
| | European Call Option @ €11.87 26 April 2011 | Short | 842,389 | 1 |
| | European Put Option @ €12.04 4 May 2011 | Short | 394,518 | 1 |
| | European Put Option @ €11.18 26 May 2011 | Short | 1,127,013 | 1 |
| | European Call Option @ €19.46 17 October 2011 | Short | 300,000 | 1 |
| | European Call Option @ €18.25 9 January 2012 | Short | 200,000 | 1 |
| | European Call Option @ €15.95 23 January 2012 | Short | 100,000 | 1 |
| | Call Option @ €20.00 15 June 2012 | Short | 820,000 | 1 |
| | Futures 19 December 2008 | Long | 2,500 | 1 |
| | Futures 19 September 2008 | Short | 78,900 | 1 |

(iii) As at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document), the interests as beneficial owners of the Banco Santander Directors in the issued share capital of Banco Santander were as follows:

| *Name of Director* | *Nature of Interest* | *Number of Banco Santander Shares* |
|---|---|---|
| Botín-Sanz de Sautuola y García de los Ríos, Emilio | Direct | 2,196,518 |
| | Indirect | 55,796,631 |
| de Asúa Álvarez, Fernando | Direct | 26,806 |
| | Indirect | 44,500 |
| Sáenz Abad, Alfredo | Direct | 402,487 |
| | Indirect | 1,243,532 |
| Rodríguez Inciarte, Matías | Direct | 643,713 |
| | Indirect | 65,300 |
| Soto Serrano, Manuel | Direct | 45,000 |
| | Indirect | 235,000 |
| Escámez Torres, Antonio | Direct | 599,508 |
| Botín-Sanz de Sautuola y O'Shea, Ana Patricia | Direct | 4,991,033 |
| | Indirect | 4,024,306 |

| Name of Director | Nature of Interest | Number of Banco Santander Shares |
|---|---|---|
| Luzón López, Francisco | Direct | 144,685 |
| | Indirect | 1,298,544 |
| Basagoiti García-Tuñón, Antonio | Direct | 640,000 |
| de la Dehesa Romero,Guillermo | Direct | 100 |
| Echenique Gordillo, Rodrigo | Direct | 651,598 |
| | Indirect | 7,344 |
| Assicurazioni Generali S.p.A. | Direct | 9,805,471 |
| | Indirect | 62,828,343 |
| Botín-Sanz de Sautuola y O'Shea, Javier | Direct | 4,793,481 |
| | Indirect | 5,350,000 |
| Lord Burns (Terence) | Direct | 100 |
| | Indirect | 27,001 |
| Matutes Juan, Abel | Direct | 99,809 |
| | Indirect | 2,071,150 |
| Rodríguez Inciarte, Juan | Direct | 1,011,357 |
| Rojo Duque, Luis Angel | Direct | 1 |
| Tocino Biscarolasaga, Isabel | Direct | 6,495 |
| Salazar-Simpson, Luis Alberto | Direct | 131,312 |
| | Indirect | 4,464 |

(iv) In addition to their beneficial interests noted at (ii) above, as at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document), the following options and awards over Banco Santander Securities were as follows:

| Name | Class of Grant | Date of Grant | Number of Banco Santander Shares | Exercise price (€) | Exercise period |
|---|---|---|---|---|---|
| Botín-Sanz de Sautuola y O'Shea, Ana Patricia | Employee Share Option | 18 June 2005 | 293,692 | 9.09 | 15 January 2008 – 15 January 2009 |
| Luzón López, Francisco | Employee Share Option | 18 June 2005 | 339,400 | 9.09 | 15 January 2008 – 15 January 2009 |
| Sáenz Abad, Alfredo | Employee Share Option | 18 June 2005 | 1,209,100 | 9.09 | 15 January 2008 – 15 January 2009 |
| Rodríguez Inciarte, Matías | Employee Share Option | 18 June 2005 | 332,600 | 9.09 | 15 January 2008 – 15 January 2009 |

(v) As at 8 August 2008 (the latest practicable date prior to the publication of this document) the following persons acting in concert with Banco Santander held the following interests in, or rights to subscribe in respect of, relevant Banco Santander Securities:

| Name | Number of Banco Santander Shares | Number of Banco Santander ADSs |
|---|---|---|
| Banco Español de Crédito, S.A. | 858,807 | |
| Santander Investment Bolsa, S.A., S.V. | 816,000 | |
| Gestión Santander México S.A. de C.V. | 93,870 | |
| Santander Gestão de Activos, Sociedade Gestora de Fundos de Investimento Mobiliários, S.A | 317,479 | |
| Santander Portfolio Managers Limited | 364,923 | |

| | | |
|---|---|---|
| Santander Unit Trust Managers Limited | 79,307 | |
| Santander Asset Management UK Holding Limited | 264,266 | |
| Santander Asset Management Luxembourg S.A. | 532,926 | |
| Santander Asset Management S.A., SGIIC | 9,896,372 | |
| Santander Carteras SGC | 4,154,359 | |
| Santander Pensiones S.A., EGFP | 6,475,042 | |
| Banif Gestión SGIIC, S.A. | 3,146,302 | |
| Santander Investment Sociedad Gerente de FCI | | 24,140 |
| Santander Santiago S.A. AGF | | 12,580 |

(vi) As at 8 August 2008 (the latest practicable date prior to the publication of this document) the following persons acting in concert with Banco Santander had the following short positions (whether conditional or absolute and whether in the money or otherwise) relating to relevant Banco Santander Securities under derivatives, agreements to sell, or any delivery obligation or right to require another person to take delivery:

| *Name* | *Type of Banco Santander Securities* | *Nature of Holding* | *Number of Banco Santander Securities* | *Ratio* |
|---|---|---|---|---|
| Banco Español de Crédito, S.A | Put Option @ €11.50 19 September 2008 | Long | 2,000,000 | 1 |
| | Call Option @ €11.50 19 September 2008 | Long | 2,000,000 | 1 |
| | Call Option @ €12.50 19 September 2008 | Long | 75,000 | 1 |
| | Put Option @ €13.00 19 December 2008 | Long | 25,000 | 1 |
| | Put Option @ €9.50 19 December 2008 | Long | 500,000 | 1 |
| | Put Option @ €10.00 19 December 2008 | Long | 1,500,000 | 1 |
| | Call Option @ €11.00 19 December 2008 | Long | 500,000 | 1 |
| | Call Option @ €17.50 19 December 2008 | Long | 10,000 | 1 |
| | Call Option @ €13.50 20 March 2009 | Long | 30,000 | 1 |
| | Put Option @ €10.50 19 June 2009 | Long | 500,000 | 1 |
| | Put Option @ €8.75 18 December 2009 | Long | 15,000 | 1 |
| | Put Option @ €9.00 18 December 2009 | Long | 15,000 | 1 |
| | Put Option @ €9.25 18 December 2009 | Long | 15,000 | 1 |
| | Put Option @ €9.50 18 December 2009 | Long | 15,000 | 1 |
| | Put Option @ €9.75 18 December 2009 | Long | 15,000 | 1 |

| Name | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Securities | Ratio |
|---|---|---|---|---|
| Banco Español de Crédito, S.A *(continued)* | Put Option @ €11.00 18 December 2009 | Long | 500,000 | 1 |
| | Put Option @ €12.00 18 December 2009 | Long | 1,000,000 | 1 |
| | Call Option @ €11.50 15 June 2012 | Long | 100,000 | 1 |
| | Call Option @ €17.00 15 June 2012 | Long | 100,000 | 1 |
| | Call Option @ €11.50 19 September 2008 | Short | 75,000 | 1 |
| | Call Option @ €13.00 19 September 2008 | Short | 280,000 | 1 |
| | Put Option @ €11.00 19 December 2008 | Short | 500,000 | 1 |
| | Put Option @ €11.50 19 December 2008 | Short | 80,000 | 1 |
| | Put Option @ €12.00 19 December 2008 | Short | 1,000,000 | 1 |
| | Put Option @ €12.50 19 December 2008 | Short | 90,000 | 1 |
| | Call Option @ €13.00 19 December 2008 | Short | 250,000 | 1 |
| | Call Option @ €14.00 19 December 2008 | Short | 10,000 | 1 |
| | Put Option @ €10.50 18 September 2009 | Short | 3,000 | 1 |
| | Call Option @ €9.25 18 December 2009 | Short | 15,000 | 1 |
| | Call Option @ €9.50 18 December 2009 | Short | 15,000 | 1 |
| | Call Option @ €9.75 18 December 2009 | Short | 15,000 | 1 |
| | Call Option @ €10.00 18 December 2009 | Short | 15,000 | 1 |
| | Call Option @ €10.50 18 December 2009 | Short | 15,000 | 1 |
| | Call Option @ €13.50 18 December 2009 | Short | 500,000 | 1 |
| | Put Option @ €13.50 18 December 2009 | Short | 1,500,000 | 1 |
| | Call Option @ €14.50 17 December 2010 | Short | 500 | 1 |
| | Call Option @ €15.00 16 December 2011 | Short | 1,100 | 1 |

| *Name* | *Type of Banco Santander Securities* | *Nature of Holding* | *Number of Banco Santander Securities* | *Ratio* |
|---|---|---|---|---|
| Banco Español de Crédito, S.A *(continued)* | Put Option @ €11.50 15 June 2012 | Short | 100,000 | 1 |
| | Put Option @ €17.00 15 June 2012 | Short | 100,000 | 1 |
| | Warrants 19 December 2008 | Long | 2,030 | 1 |
| | Warrants 19 June 2009 | Long | 1,950 | 1 |
| | Warrants 19 December 2008 | Short | 3,850 | 1 |
| | Warrants 19 June 2009 | Short | 15,564 | 1 |
| | Futures 19 September 2008 | Long | 2,749,200 | 1 |
| Banif Gestión SGIIC, S.A. | Call Option @ €13.50 19 September 2008 | Long | 30,000 | 1 |
| | Call Option @ €15.00 19 September 2008 | Long | 11,100 | 1 |
| | Put Option @ €13.00 19 December 2008 | Long | 25,000 | 1 |
| | Put Option @ €13.50 19 December 2008 | Long | 25,000 | 1 |
| | Put Option @ €14.00 19 December 2008 | Long | 25,000 | 1 |
| | Call Option @ €15.00 19 December 2008 | Long | 75,000 | 1 |
| | Call Option @ €16.00 19 December 2008 | Long | 11,100 | 1 |
| | Put Option @ €10.50 19 September 2008 | Short | 100,000 | 1 |
| | Put Option @ €10.50 19 December 2008 | Short | 20,000 | 1 |
| | Put Option @ €11.00 19 December 2008 | Short | 111,400 | 1 |
| | Put Option @ €12.50 19 December 2008 | Short | 10,000 | 1 |
| Wallcesa, S.A. | CFD 26 September 2008 | Long | 94,000,000 | 1 |
| | CFD 1 December 2008 | Long | 44,000,000 | 1 |
| | CFD 2 January 2009 | Long | 27,390,000 | 1 |
| Santander Seguros y Reaseguros, S.A. | Futures 19 September 2008 | Long | 1,003,300 | 1 |
| Santander Asset Management Luxembourg, S.A. | Call Option @ €18.00 19 December 2008 | Long | 150,000 | 1 |
| | Futures 19 September 2008 | Long | 78,000 | 1 |
| Santander Asset Management, S.A. | Call Option @ €12.50 19 September 2008 | Long | 83,200 | 1 |
| | Call Option @ €15.00 19 September 2008 | Long | 83,200 | 1 |

| *Name* | *Type of Banco Santander Securities* | *Nature of Holding* | *Number of Banco Santander Securities* | *Ratio* |
|---|---|---|---|---|
| Santander Asset Management, S.A. *(continued)* | Call Option @ €18.00 19 December 2008 | Long | 554,500 | 1 |
| | Futures 19 September 2008 | Long | 289,600 | 1 |
| | Warrants 19 September 2008 | Long | 125,000 | 1 |
| Santander Carteras SGC, S.A. | Call Option @ €13.00 19 December 2008 | Long | 425,000 | 1 |
| | Put Option @ €10.50 19 December 2008 | Short | 425,000 | 1 |
| | Put Option @ €11.50 19 December 2008 | Short | 425,000 | 1 |
| Abbey National Treasury Services plc | Call Option @ £9.06 1 September 2009 | Long | 9,431 | 100 |
| | Call Option @ £3.84 1 September 2009 | Long | 624,019 | 100 |
| | Call Option @ £3.07 1 September 2010 | Long | 398,541 | 100 |
| | Call Option @ £3.84 1 September 2011 | Long | 55,249 | 100 |
| | Call Option @ £3.84 1 September 2009 | Long | 624,019 | 100 |
| | Call Option @ £9.06 1 September 2009 | Long | 9,430 | 100 |
| | Call Option @ £3.07 1 September 2010 | Long | 398,541 | 100 |
| | Call Option @ £3.84 1 September 2011 | Long | 55,248 | 100 |
| | Call Option @ £3.84 1 September 2009 | Short | 1,011,147 | 100 |
| | Call Option @ £7.76 1 September 2009 | Short | 15,760 | 100 |
| | Call Option @ £3.06 1 September 2010 | Short | 708,806 | 100 |
| | Call Option @ £3.84 1 September 2011 | Short | 91,088 | 100 |
| | Put Option @ €11.5 19 September 2008 | Long | 15,000,000 | 1 |
| | Call Option @ €16.5 19 September 2008 | Long | 8,250,000 | 1 |
| | Call Option @ €16.5 19 September 2008 | Long | 6,750,000 | 1 |
| | Back to Back Option Hedge Position | Short | 295,417 | 1 |

(vii) Set out below are details of any relevant Banco Santander securities which Banco Santander, or any person acting in concert with Banco Santander, has as at 8 August 2008 (the latest practicable date prior to the publication of this document), borrowed or lent, save for any borrowed shares which have either been on-lent or sold:

| *Name* | *Type* | *Number of Banco Santander Shares* |
|---|---|---|
| Banco Santander, S.A. | Lent | 770,356 |
| Banco Santander, S.A. | Borrowed | 500,000 |
| Abbey National Treasury Services plc | Borrowed | 568,583 |

(viii) Save as disclosed above, as at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document): (A) neither Banco Santander nor the Banco Santander Directors; (B) no associates (as defined by the City Code) of Banco Santander; (C) no pension funds of Banco Santander; (D) no employment benefit trust of Banco Santander; and (E) no connected adviser to Banco Santander or anyone acting in concert with Banco Santander, nor any person controlling, controlled by or under the same control as any connected adviser (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship with Banco Santander (as defined by Note 6 to Rule 8 of the City Code), nor any of their respective associates has an interest in or a right to subscribe for any relevant Banco Santander Securities.

(ix) Save as disclosed above, at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document): (A) neither Banco Santander nor the Banco Santander Directors; (B) no associates (as defined by the City Code) of Banco Santander; (C) no pension funds of Banco Santander; (D) no employment benefit trust of Banco Santander; (E) no connected adviser to Banco Santander or anyone acting in concert with Banco Santander, nor any person controlling, controlled by or under the same control as any connected adviser (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship with Banco Santander (as defined by Note 6 to Rule 8 of the City Code), nor any of their respective associates had a short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, in respect of any relevant Banco Santander Securities.

(c) ***Dealings in A&L Shares***

(i) Since the start of the disclosure period, neither Banco Santander nor any Banco Santander Director has effected any dealings for value in relevant A&L Shares.

(ii) Since the start of the disclosure period, the following dealings for value in relevant A&L Shares have taken place by persons acting in concert with Banco Santander:

| *Name* | *Date* | *Transaction Type* | *Number of A&L Shares* | *Price (£)* |
|---|---|---|---|---|
| Abbey National Treasury Services plc | 9 June 2008 to 8 July 2008 | Sell | 107,211 | 3.00 |
| | 9 November 2007 to | Buy | 137,601 | 7.00 to 7.04 |
| | 8 February 2008 | Sell | 237,852 | 7.00 to 7.28 |
| | 9 September 2007 to | Buy | 10,000 | 7.99 |
| | 8 November 2007 | Sell | 20,000 | 8.79 |
| | 14 July 2007 to | Buy | 10,048 | 10.45 to 10.62 |
| | 8 September 2007 | Sell | 192,866 | 10.01 to 10.70 |

| Name | Date | Transaction Type | Number of A&L Shares | Price (£) |
|---|---|---|---|---|
| Cater Allen International Limited | 14 July 2008 | Sell | 21,106 | 3.25 |
| | 28 July 2008 | Sell | 100,000 | 3.38 |
| | 9 June 2008 to | Buy | 30,000 | 3.04 to 3.05 |
| | 8 July 2008 | Sell | 30,000 | 3.08 to 3.10 |
| | 9 February 2008 to | Buy | 143,714 | 5.11 to 5.70 |
| | 8 May 2008 | Sell | 143,714 | 4.52 to 5.35 |
| | 9 November 2007 to | Buy | 59,500 | 5.79 to 6.96 |
| | 8 February 2008 | Sell | 59,500 | 6.00 to 6.99 |
| | 9 September 2007 to | Buy | 60,000 | 6.69 to 8.00 |
| | 8 November 2007 | Sell | 60,000 | 6.94 to 8.08 |
| Abbey National Treasury Services Overseas Holdings | 23 June 2008 | Buy | 107,211 | 3.00 |
| | | Sell | 107,211 | 2.95 to 3.04 |
| Santander Pensiones, S.A, EGFP | 2 June 2008 | Buy | 1,600 | 4.05 |
| | 2 June 2008 | Sell | 2,500 | 4.05 |
| | 30 May 2008 | Sell | 3,500 | 4.43 |
| | 30 May 2008 | Sell | 10,000 | 4.43 |
| | 28 April 2008 | Sell | 1,600 | 5.19 |
| | 28 April 2008 | Sell | 1,300 | 5.17 |
| | 30 January 2008 | Buy | 3,200 | 6.98 |
| | 30 January 2008 | Buy | 1,300 | 6.96 |
| | 29 January 2008 | Buy | 3,500 | 7.23 |
| | 29 January 2008 | Buy | 10,000 | 7.20 |
| | 29 January 2008 | Buy | 2,500 | 7.1 |
| | 29 January 2008 | Sell | 30,913 | 7.01 |
| | 9 November 2007 | Buy | 30,913 | 6.72 |
| Santander Asset Management UK Limited | 28 May 2008 | Buy | 10,574 | 4.21 |
| | 7 December 2007 | Sell | 13,214 | 7.33 |
| | 20 August 2007 | Buy | 1,363 | 9.97 |
| Santander Asset Management, S.A., SGIIC | 22 April 2008 | Sell | 3,057 | 5.28 |
| | 22 April 2008 | Sell | 4,631 | 5.28 |
| | 29 January 2008 | Sell | 18,918 | 7.01 |
| | 29 January 2008 | Sell | 115,913 | 7.01 |
| | 29 January 2008 | Sell | 96,631 | 7.01 |
| | 25 January 2008 | Sell | 38,050 | 7.58 |
| | 19 November 2007 | Sell | 342,156 | 6.05 |
| | 15 November 2007 | Sell | 631 | 6.46 |
| | 15 November 2007 | Sell | 95,159 | 6.38 |
| | 9 November 2007 | Buy | 18,918 | 6.72 |
| | 9 November 2007 | Buy | 153,963 | 6.72 |
| | 9 November 2007 | Buy | 95,159 | 6.79 |
| | 9 November 2007 | Buy | 438,787 | 6.72 |
| | 18 September 2007 | Sell | 86,685 | 7.89 |
| | 18 September 2007 | Sell | 20,530 | 7.68 |
| | 18 September 2007 | Sell | 110,000 | 7.41 |
| | 14 September 2007 | Sell | 2,500 | 8.79 |
| Santander Carteras SGC | 30 January 2008 | Buy | 924 | 6.98 |

| Name | Date | Transaction Type | Number of A&L Shares | Price (£) |
|---|---|---|---|---|
| Santander Portfolio Management UK Limited | 17 June 2008 | Buy | 38,816 | 3.43 |
| Santander Unit Trust Managers UK Limited | 8 July 2008 | Buy | 60,000 | 2.45 |
| | 3 July 2008 | Buy | 40,000 | 2.68 |
| | 24 June 2008 | Buy | 270,000 | 3.03 |
| | 24 June 2008 | Sell | 5,015 | 3.00 |
| | 23 June 2008 | Sell | 5,015 | 3.06 |
| | 4 March 2008 | Sell | 22,366 | 5.61 |
| | 3 March 2008 | Sell | 117,202 | 5.61 |
| | 3 March 2008 | Sell | 6,459 | 5.61 |
| | 7 February 2008 | Sell | 1,596 | 6.53 |
| | 25 January 2008 | Buy | 1,381 | 7.83 |
| | 3 December 2007 | Sell | 3,388 | 6.76 |
| | 3 December 2007 | Sell | 1,520 | 6.76 |
| | 3 December 2007 | Sell | 160,000 | 7.16 |
| | 30 November 2007 | Sell | 26,120 | 6.76 |
| | 22 November 2007 | Sell | 4,035 | 5.76 |
| | 19 November 2007 | Buy | 80,000 | 6.08 |
| | 16 November 2007 | Buy | 80,000 | 6.33 |
| | 25 October 2007 | Sell | 2,565 | 7.52 |
| | 28 September 2007 | Sell | 5,886 | 7.95 |
| | 17 August 2007 | Sell | 2,416 | 10.01 |
| | 20 July 2007 | Sell | 1,798 | 11.38 |
| Santander Seguros y Reasaguros, S.A. | 3 June 2008 | Sell | 500 | 3.96 |
| | 3 June 2008 | Sell | 500 | 3.96 |
| | 2 June 2008 | Sell | 200 | 4.05 |
| | 29 January 2008 | Buy | 500 | 7.03 |
| | 29 January 2008 | Buy | 500 | 7.08 |
| | 29 January 2008 | Buy | 200 | 7.20 |

(iii) Since the start of the disclosure period, the following dealings for value in relevant A&L Shares have taken place by connected advisers to Banco Santander:

| Name | Date | Transaction Type | Number of A&L Shares | Price (£) |
|---|---|---|---|---|
| Merrill Lynch International | 14 July 2008 | Buy | 45,005 | 3.27-3.29 |
| | | Sell | 1,190,635 | 3.27 |
| | 11 July 2008 | Buy | 4,200 | 2.25 |
| | | Sell | 38,827 | 2.24 |
| | 10 July 2008 | Buy | 38,682 | 2.23 |
| | | Sell | 109,535 | 2.23-2.28 |
| | 9 July | Buy | 26,613 | 2.31 |
| | | Sell | 20,010 | 2.34 |
| | 9 June 2008 to | Buy | 3,012,215 | 2.14 to 3.76 |
| | 8 July 2008 | Sell | 1,813,361 | 2.18 to 3.78 |

| Name | Date | Transaction Type | Number of A&L Shares | Price (£) |
|---|---|---|---|---|
| Merrill Lynch International *(continued)* | 9 May 2008 to 8 June 2008 | Buy | 971,124 | 3.77 to 5.15 |
| | | Sell | 1,057,985 | 3.77 to 5.14 |
| | 9 February 2008 to 8 May 2008 | Buy | 3,824,012 | 4.40 to 5.97 |
| | | Sell | 3,872,086 | 4.52 to 5.96 |
| | 9 November 2007 to 8 February 2008 | Buy | 4,391,677 | 5.65 to 7.69 |
| | | Sell | 4,170,569 | 5.61 to 7.73 |
| | 9 September 2007 to 8 November 2007 | Buy | 2,357,656 | 6.62 to 9.66 |
| | | Sell | 2,540,536 | 6.68 to 9.74 |
| | 14 July 2007 to 8 September 2007 | Buy | 2,131,555 | 9.57 to 11.60 |
| | | Sell | 2,273,358 | 9.48 to 11.63 |

(iv) Save as disclosed above, since the start of the disclosure period: (A) neither Banco Santander nor Banco Santander Directors; (B) no associates (as defined by the City Code) of Banco Santander; (C) no pension funds of Banco Santander; (D) no employment benefit trust of Banco Santander; (E) no connected adviser to Banco Santander or anyone acting in concert with Banco Santander nor any person controlling, controlled by or under the same control or any connected adviser (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship with Banco Santander (as defined in Note 6 on Rule 8 of the City Code) or any associate of Banco Santander, nor any of their respective associates has effected any dealings for value (including the exercise of options) in A&L Shares (or other securities issued by A&L required to be disclosed under Rule 24.3 of the City Code).

(d) ***Dealings in Banco Santander Shares***

(i) Since the start of the disclosure period, the following dealings for value in relevant Banco Santander Securities by Banco Santander have taken place:

*Banco Santander Shares*

| Date | Transaction Type | Number of Banco Santander Shares | Price (€) |
|---|---|---|---|
| 8 August 2008 | Buy | 265,847 | 12.07 |
| | Sell | 139,201 | 12.09 |
| 7 August 2008 | Buy | 490,895 | 12.18 |
| | Sell | 303,397 | 12.13 |
| 6 August 2008 | Buy | 274,698 | 10.03 |
| | Sell | 504,200 | 12.36 |
| 5 August 2008 | Buy | 2,176,188 | 12.13 |
| | | 297,637 | 12.19 |
| 4 August 2008 | Buy | 274,809 | 11.89 |
| | Sell | 141,616 | 11.89 |
| 1 August 2008 | Buy | 14,353 | 12.21 |
| | Sell | 384,505 | 12.07 |
| 31 July 2008 | Sell | 1,524,629 | 12.47 |
| 30 July 2008 | Buy | 173,487 | 12.41 |
| | Sell | 197,351 | 12.47 |
| 29 July 2008 | Sell | 286,046 | 11.87 |
| 28 July 2008 | Buy | 225,309 | 12.08 |
| | Sell | 338,513 | 12.11 |
| 25 July 2008 | Buy | 432,656 | 11.85 |
| | Sell | 165,413 | 12.04 |

| Date | Transaction Type | Number of Banco Santander Shares | Price (€) |
|---|---|---|---|
| 24 July 2008 | Buy | 398,357 | 12.23 |
| | Sell | 249,818 | 12.27 |
| 23 July 2008 | Buy | 341,384 | 12.08 |
| | Sell | 588,541 | 11.95 |
| 22 July 2008 | Buy | 531,508 | 11.48 |
| | Sell | 223,434 | 11.52 |
| 21 July 2008 | Buy | 409,950 | 11.66 |
| | Sell | 7,984,878 | 11.71 |
| 18 July 2008 | Buy | 395,136 | 11.51 |
| | Sell | 314,870 | 11.62 |
| 17 July 2008 | Buy | 175,075 | 11.44 |
| | Sell | 316,101 | 11.34 |
| 16 July 2008 | Buy | 805,009 | 10.81 |
| | Sell | 440,615 | 10.99 |
| 15 July 2008 | Buy | 802,268 | 10.89 |
| | Sell | 323,679 | 10.88 |
| 14 July 2008 | Buy | 432,485 | 11.22 |
| | Sell | 221,473 | 11.34 |
| 11 July 2008 | Buy | 454,881 | 11.30 |
| | Sell | 147,270 | 11.38 |
| 10 July 2008 | Buy | 526,434 | 11.52 |
| | Sell | 88,244 | 11.52 |
| 9 July 2008 | Buy | 363,079 | 11.69 |
| | Sell | 333,264 | 11.64 |
| 9 June 2008 to 8 July 2008 | Buy | 14,957,103 | 11.12 to 12.50 |
| | Sell | 9,066,862 | 11.27 to 14.04 |
| 9 May 2008 to 8 June 2008 | Buy | 8,772,245 | 12.53 to 14.30 |
| | Sell | 12,501,901 | 12.55 to 14.20 |
| 9 February 2008 to 8 May 2008 | Buy | 51,978,430 | 10.71 to 14.15 |
| | Sell | 50,580,912 | 11.18 to 14.23 |
| 9 November 2007 to 8 February 2008 | Buy | 67,626,133 | 11.44 to 15.00 |
| | Sell | 65,965,577 | 11.36 to 15.06 |
| 9 September 2007 to 8 November 2007 | Buy | 47,209,650 | 11.12 to 15.00 |
| | Sell | 50,953,168 | 12.77 to 14.88 |
| 14 July 2007 to 8 September 2007 | Buy | 58,868,200 | 13.08 to 14.27 |
| | Sell | 63,856,683 | 12.91 to 14.34 |

*Banco Santander Options*

| Date | Type of Banco Santander Securities | Transaction Type | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|
| 7 August 2008 | Call Option @ €20.00 June 2012 | Sell | 8,200 | 1 | 0.60 to 0.61 |
| 8 June 2008 to 9 May 2008 | Put Option @ €11.00 December 2008 | Buy | 1371 | 1 | 0.13 to 0.29 |

| Date | Type of Banco Santander Securities | Transaction Type | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|
| | Put Option @ €13.00 September 2008 | Buy | 250 | 1 | 0.27 |
| | Put Option @ €13.50 September 2008 | Buy | 250 | 1 | 0.39 |
| | Put Option @ €14.00 September 2008 | Buy | 250 | 1 | 0.55 |
| | Put Option @ €16.00 December 2008 | Buy | 111 | 1 | 0.15 |
| | Put Option @ €16.00 December 2008 | Sell | 111 | 1 | 0.14 |
| 9 February 2008 to 8 May 2008 | Call Option @ €12.00 March 2008 | Buy | 40 | 1 | 0.43 |
| | Call Option @ €12.00 March 2008 | Sell | 40 | 1 | 0.43 |
| | Call Option @ €12.50 June 2008 | Buy | 10,000 | 1 | 0.68 |
| | Call Option @ €11.00 June 2009 | Buy | 10 | 1 | 1.85 |
| | Call Option @ €11.00 June 2009 | Sell | 10 | 1 | 1.72 |
| | Put Option @ €11.00 December 2008 | Buy | 540 | 1 | 0.35 |
| | Call Option @ €15.00 December 2008 | Buy | 540 | 1 | 0.55 |
| | Put Option @ €11.50 June 2008 | Buy | 3,000 | 1 | 0.20 |
| | Put Option @ €13.00 September 2008 | Buy | 385 | 1 | 0.66 |
| | Put Option @ €13.00 September 2008 | Sell | 385 | 1 | 0.65 |
| | Call Option @ €13.00 December 2010 | Sell | 10,000 | 1 | 2.40 |
| | Put Option @ €13.00 December 2010 | Sell | 10,000 | 1 | 1.85 |
| | Call Option @ €18.00 December 2008 | Buy | 705 | 1 | 0.06 |
| 9 November 2007 to 8 February 2008 | Put Option @ €15.00 June 2008 | Buy | 15,000 | 1 | 1.24 |
| | Call Option @ €12.00 December 2007 | Sell | 5,000 | 1 | 2.50 |

| Date | Type of Banco Santander Securities | Transaction Type | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|
| | Put Option @ €10.00 December 2008 | Buy | 15,000 | 1 | 0.9 |
| | Put Option @ €14.50 March 2008 | Sell | 15,000 | 1 | 0.55 |
| | Put Option @ €14.50 March 2008 | Buy | 15,000 | 1 | 0.55 |
| | Put Option @ €13.00 March 2008 | Buy | 2,000 | 1 | 0.20 to 0.21 |
| | Call Option @ €12.00 December 2007 | Buy | 6,000 | 1 | 2.63 |
| | Call Option @ €12.00 March 2007 | Sell | 6,000 | 1 | 2.78 |
| | Put Option @ €12.50 | Buy | 50 | 1 | 0.70 |
| | Put Option @ €12.50 | Sell | 50 | 1 | 0.70 |
| | Put Option @ €13.50 March 2008 | Buy | 1,670 | 1 | 0.71 to 1.05 |
| | Put Option @ €13.50 March 2008 | Sell | 70 | 1 | 1.00 |
| | Call Option @ €12.00 March 2008 | Buy | 14,000 | 1 | 0.29 |
| | Put Option @ €15.00 June 2008 | Buy | 2,286 | 1 | 3.15 |
| | Put Option @ €10.50 March 2008 | Buy | 700 | 1 | 0.17 |
| | Put Option @ €11.00 March 2008 | Buy | 1,500 | 1 | 0.26 |
| | Call Option @ €12.50 December 2008 | Buy | 119 | 1 | 0.74 |
| 9 September 2007 to 8 November 2007 | Call Option @ €13.00 December 2007 | Sell | 20,500 | 1 | 0.66 to 1.34 |
| | Call Option @ €13.50 December 2007 | Buy | 250 | 1 | 0.37 |
| | Call Option @ €13.50 December 2007 | Sell | 250 | 1 | 0.37 |
| | Put Option @ €12.00 December 2007 | Buy | 221 | 1 | 0.10 to 0.21 |
| | Put Option @ €12.00 December 2007 | Sell | 221 | 1 | 0.16 |
| | Put Option @ €12.50 December 2007 | Buy | 8 | 1 | 0.97 |
| | Put Option @ €12.50 December 2007 | Sell | 8 | 1 | 0.84 |
| | Put Option @ €14.50 December 2007 | Buy | 5,000 | 1 | 0.85 |
| | Put Option @ €14.50 December 2007 | Sell | 5,000 | 1 | 0.85 |

| Date | Type of Banco Santander Securities | Transaction Type | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|
| | Call Option @ €15.50 December 2007 | Sell | 5 | 1 | 0.11 |
| | Call Option @ €13.00 March 2008 | Sell | 800 | 1 | 1.48 to 1.60 |
| | Call Option @ €13.00 March 2008 | Buy | 400 | 1 | 1.48 |
| | Call Option @ €14.50 December 2007 | Buy | 401 | 1 | 0.40 to 0.45 |
| | Call Option @ €13.00 December 2007 | Buy | 500 | 1 | 1.14 |
| | Call Option @ €14.50 December 2007 | Sell | 401 | 1 | 0.37 |
| | Call Option @ €12.00 December 2007 | Sell | 1,000 | 1 | 2.66 |
| | Call Option @ €14.50 December 2007 | Buy | 820 | 1 | 0.88 |
| | Call Option @ €8.50 December 2007 | Sell | 12,000 | 1 | 5.77 to 5.78 |
| 14 July 2007 to 8 September 2007 | Call Option @ €14.50 September 2007 | Buy | 131 | 1 | 0.20 to 0.26 |
| | Call Option @ €14.50 September 2007 | Sell | 131 | 1 | 0.16 to 0.24 |
| | Call Option @ €13.50 December 2007 | Sell | 4,000 | 1 | 0.26 to 0.67 |
| | Call Option @ €13.50 December 2007 | Sell | 3,000 | 1 | 0.73 |
| | Put Option @ €12.50 December 2007 | Buy | 16,000 | 1 | 0.55 to 0.56 |
| | Put Option @ €12.50 December 2007 | Sell | 16,000 | 1 | 0.55 to 0.56 |
| | Put Option @ €13.00 December 2007 | Sell | 2,000 | 1 | 0.60 |
| | Put Option @ €13.00 December 2007 | Buy | 5,000 | 1 | 0.77 |
| | Call Option @ €15.00 December 2007 | Buy | 20,050 | 1 | 0.33 to 0.38 |
| | Call Option @ €15.00 December 2007 | Sell | 50 | 1 | 0.33 |
| | Put Option @ €11.00 December 2007 | Sell | 5,000 | 1 | 0.25 |
| | Call Option @ €14.00 December 2007 | Sell | 10,000 | 1 | 0.52 |
| | Call Option @ €18.00 December 2008 | Sell | 7,750 | 1 | 0.34 to 0.35 |

*Banco Santander Futures*

| *Date* | *Transaction Type* | *Type of Banco Santander Securities* | *Nature of Holding* | *Number* | *Ratio* | *Price (€)* |
|---|---|---|---|---|---|---|
| 8 August 2008 | Sell | Futures September 2008 | Long | 1,300 | 100 | 11.97 to 12.18 |
| | Buy | Futures September 2008 | Long | 1,361 | 100 | 12.10 to 12.20 |
| 7 August 2008 | Buy | Futures September 2008 | Long | 108 | 100 | 12.18 to 12.35 |
| 6 August 2008 | Buy | Futures September 2008 | Long | 66 | 100 | 12.27 to 12.38 |
| 5 August 2008 | Buy | Futures September 2008 | Long | 57 | 100 | 12.22 to 12.34 |
| 1 August 2008 | Buy | Futures September 2008 | Long | 3,655 | 100 | 12.09 to 12.31 |
| | Sell | Futures September 2008 | Long | 50 | 100 | 12.26 |
| 31 July 2008 | Buy | Futures September 2008 | Long | 150 | 100 | 12.31 |
| | Sell | Futures September 2008 | Long | 230 | 100 | 12.45 to 12.52 |
| 30 July 2008 | Buy | Futures September 2008 | Long | 232 | 100 | 12.29 to 12.30 |
| | Sell | Futures September 2008 | Long | 2,640 | 100 | 12.33 to 12.43 |
| 29 July 2008 | Buy | Futures September 2008 | Long | 860 | 100 | 11.75 to 11.95 |
| | Sell | Futures September 2008 | Long | 915 | 100 | 11.81 to 12.23 |
| 24 July 2008 | Buy | Futures September 2008 | Long | 220 | 100 | 12.12 to 12.31 |
| 23 July 2008 | Buy | Futures September 2008 | Long | 129 | 100 | 11.77 to 12.00 |
| 22 July 2008 | Buy | Futures September 2008 | Long | 114 | 100 | 11.34 to 11.57 |
| 18 July 2008 | Buy | Futures September 2008 | Long | 10 | 100 | 11.54 to 11.69 |
| 17 July 2008 | Buy | Futures September 2008 | Long | 33 | 100 | 11.27 to 11.42 |
| 16 July 2008 | Buy | Futures September 2008 | Long | 5 | 100 | 10.79 to 11.10 |
| 11 July 2008 | Buy | Futures September 2008 | Long | 25 | 100 | 11.18 |

| Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number | Ratio | Price (€) |
|---|---|---|---|---|---|---|
| 9 July 2008 | Buy | Futures September 2008 | Long | 2,600 | 100 | 11.64 to 11.68 |
| | Sell | Futures September 2008 | Long | 2,700 | 100 | 11.66 to 11.68 |
| 9 June 2008 to 8 July 2008 | Buy | Futures September 2008 | Long | 5,614 | 100 | 11.31 to 12.1 |
| | Sell | Futures September 2008 | Long | 7,043 | 100 | 11.54 to 12.19 |
| | Buy | Futures December 2008 | Long | 25 | 100 | 12.23 |
| | Sell | Futures June 2008 | Long | 11,615 | 100 | 11.96 to 12.47 |
| | Buy | Futures June 2008 | Long | 17,385 | 100 | 11.86 to 12.50 |
| 9 May 2008 to 8 June 2008 | Buy | Futures June 2008 | Long | 580 | 100 | 13.23 to 14.15 |
| | Sell | Futures June 2008 | Long | 580 | 100 | 13.22 to 14.14 |
| 9 February 2008 to 8 May 2008 | Buy | Futures June 2008 | Long | 10,777 | 100 | 12.35 to 14.20 |
| | Sell | Futures June 2008 | Long | 16,032 | 100 | 12.35 to 14.25 |
| | Buy | Futures March 2008 | Long | 1,119 | 100 | 11.52 to 12.25 |
| | Sell | Futures March 2008 | Long | 1,969 | 100 | 11.39 to 12.33 |
| 9 November 2007 to 8 February 2008 | Buy | Futures March 2008 | Long | 11,553 | 100 | 11.09 to 14.81 |
| | Sell | Futures March 2008 | Long | 10,671 | 100 | 11.05 to 14.80 |
| | Buy | Futures December 2007 | Long | 139,928 | 100 | 14.31 to 15.02 |
| | Sell | Futures December 2007 | Long | 127,868 | 100 | 14.48 to 15.00 |
| | Buy | Futures January 2008 | Long | 115000 | 100 | 14.47 |
| | Sell | Futures January 2008 | Long | 115,000 | 100 | 12.55 |
| 9 September 2007 to 8 November 2007 | Buy | Futures March 2008 | Long | 100 | 100 | 14.82 |
| | Sell | Futures March 2008 | Long | 100 | 100 | 14.62 |
| | Buy | Futures December 2007 | Long | 7,451 | 100 | 12.81 to 15.05 |

| Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number | Ratio | Price (€) |
|---|---|---|---|---|---|---|
| | Sell | Futures December 2007 | Long | 20,404 | 100 | 12.62 to 15.00 |
| | Buy | Futures September 2007 | Long | 10,896 | 100 | 12.57 to 13.45 |
| | Sell | Futures September 2007 | Long | 8,827 | 100 | 12.65 to 13.42 |
| 14 July 2007 to 8 September 2007 | Buy | Futures September 2007 | Long | 4,872 | 100 | 13.08 to 14.25 |
| | Sell | Futures September 2007 | Long | 7,013 | 100 | 12.82 to 14.14 |
| | Buy | Futures December 2007 | Long | 200 | 100 | 13.86 |
| | Sell | Futures December 2007 | Long | 200 | 100 | 13.65 |

(ii) Since the start of the disclosure period, the following dealings for value in relevant Banco Santander Securities by the Banco Santander Directors have taken place:

| Name | Date | Transaction Type | Number of Banco Santander Shares | Price (€) |
|---|---|---|---|---|
| Botín-Sanz de Sautuola y García de los Ríos, Emilio | 17 June 2008 | Buy (Exercise of Stock Options) | 541,400 | 9.09 |
| | 26 February 2008 | Buy | 16,306 | 11.80 |
| | 6 August 2007 | Free Award | 100 | – |
| de Asúa Álvarez, Fernando | 16 May 2008 | Buy (Dividend Reinvestment Programme) | 470 | 14.08 |
| | 25 March 2008 | Buy | 4,500 | 12.46 |
| | 15 February 2008 | Buy (Dividend Reinvestment Programme) | 720 | 11.72 |
| | 12 September 2007 | Buy | 5,600 | 12.84 |
| Sáenz Abad, Alfredo | 26 February 2008 | Buy | 37,324 | 11.80 |
| | 6 August 2007 | Free Award | 100 | – |
| Rodríguez Inciarte, Matías | 20 May 2008 | Buy (Exercise of Stock Options) | 67,901 | 14.12 |
| | 26 February 2008 | Buy | 20,195 | 11.80 |
| | 6 August 2007 | Free Award | 100 | - |
| Soto Serrano, Manuel | 30 April 2008 | Buy (Acquires Direct Ownership) | 20,000 | 13.75 |
| | 30 April 2008 | Buy (Acquires Direct Ownership) | 25,000 | 13.76 |

| Name | Date | Transaction Type | Number of Banco Santander Shares | Price (€) |
|---|---|---|---|---|
| | 30 April 2008 | Sell (Sells Indirect Ownership) | 20,000 | 13.74 |
| | 30 April 2008 | Sell (Sells Indirect Ownership) | 25,000 | 13.75 |
| | 11 February 2008 | Buy | 10,000 | 11.41 |
| | 8 February 2008 | Buy | 10,000 | 11.70 |
| | 8 February 2008 | Buy | 10,000 | 11.60 |
| | 11 September 2007 | Buy | 5,000 | 12.78 |
| | 10 September 2007 | Buy | 5,000 | 12.70 |
| Botín-Sanz de Sautuola y O'Shea, Ana Patricia | 26 February 2008 | Buy | 13,610 | 11.80 |
| | 6 August 2007 | Free Award | 100 | – |
| Luzón López, Francisco | 6 May 2008 | Buy (Exercise of Stock Options) | 60,656 | 14.04 |
| | 26 February 2008 | Buy | 22,214 | 11.80 |
| | 12 February 2008 | Buy | 8,810 | 11.35 |
| | 11 February 2008 | Buy | 8,810 | 11.35 |
| | 6 August 2007 | Free Award | 100 | – |
| Basagoiti García-Tuñón, Antonio | 22 May 2008 | Buy | 38,511 | 13.47 |
| | 22 May 2008 | Buy | 50,000 | 13.48 |
| | 22 May 2008 | Buy | 11,489 | 13.50 |
| | 13 February 2008 | Buy | 10,000 | 11.70 |
| Escámez Torres, Antonio | 24 June 2008 | Buy | 20,000 | 11.84 |
| | 24 June 2008 | Buy | 20,000 | 11.77 |
| Assicurazioni Generali S.p.A. | 1 July 2008 | Sell | 10,849 | 11.48 |
| | 17 June 2008 | Buy | 105 | 12.41 |
| | 12 June 2008 | Buy | 240,000 | 12.15 |
| | 5 June 2008 | Sell | 800,000 | 13.05 |
| | 5 June 2008 | Buy | 800,000 | 13.05 |
| | 3 June 2008 | Sell | 105 | 12.85 |
| | 8 May 2008 | Sell | 240,000 | 14.06 |
| | 14 February 2008 | Sell | 2,113 | 12.01 |
| | 12 February 2008 | Buy | 1,207 | 11.62 |
| | 28 January 2008 | Sell | 5,081,000 | 11.30 |
| | 28 January 2008 | Sell | 2,367,021 | 11.22 |
| | 28 January 2008 | Sell | 150,000 | 11.26 |
| | 24 January 2008 | Sell | 1,500,000 | 11.42 |
| | 20 December 2007 | Internal Transfer Within The Assicurazioni Generali Group (Company Merger) | 240,000 | – |

| Name | Date | Transaction Type | Number of Banco Santander Shares | Price (€) |
|---|---|---|---|---|
| Assicurazioni Generali S.p.A. *(continued)* | 19 December 2007 | Internal Transfer Within The Assicurazioni Generali Group (Company Merger) | 240,000 | – |
| | 13 December 2007 | Sell | 17,500 | 15.02 |
| | 30 November 2007 | Buy | 1,342 | 14.44 |
| | 2 November 2007 | Buy | 17,550 | 14.15 |
| | 6 September 2007 | Sell | 73,530 | 13.41 |
| | 17 August 2007 | Buy | 22,754 | 13.89 |
| | 16 August 2007 | Buy | 17,632 | 13.52 |
| Botín-Sanz de Sautuola y O'Shea, Javier | 7 May 2008 | Sell | 950,000 | 14.10 |
| Matutes Juan, Abel | 24 June 2008 | Buy | 400,000 | 11.83 |
| | 20 June 2008 | Buy | 506,000 | 11.84 |
| | 20 June 2008 | Buy | 97,000 | 11.83 |
| | 11 June 2008 | Buy | 182,000 | 12.06 |
| | 10 June 2008 | Buy | 400,000 | 12.08 |
| | 6 June 2008 | Buy | 400,000 | 12.49 |
| | 11 September 2007 | Buy | 47,021 | 12.76 |
| Rodríguez Inciarte, Juan | 26 February 2008 | Buy | 14,617 | 11.80 |
| | 8 February 2008 | Buy (Exercise of Stock Options) | 419,000 | 9.09 |
| | 6 August 2007 | Free Award | 100 | – |
| Salazar-Simpson, Luis Alberto | 14 May 2008 | Sell | 15,000 | 14.17 |
| | 7 September 2007 | Buy | 22,900 | 13.10 |
| Tocino Biscarolasaga, Isabel | 24 June 2008 | Buy | 4,500 | 11.85 |
| | 19 February 2008 | Buy | 449 | 11.72 |
| | 15 February 2008 | Buy | 1 | 11.72 |
| | 11 December 2007 | Buy | 1,200 | 14.97 |
| | 15 November 2007 | Buy | 1 | 14.70 |
| | 15 August 2007 | Buy | 1 | 13.65 |

(iii) Since the start of the disclosure period, the following dealings for value in relevant Banco Santander Securities by persons acting in concert with Banco Santander have taken place:

*Banco Santander Shares*

| Name | Date | Transaction Type | Number of Banco Santander Shares | Price (£) |
|---|---|---|---|---|
| Abbey National Treasury Services plc | 7 August 2008 | Buy | 5,000 | 12.13 |
| | 31 July 2008 | Sell | 15,000 | 14.48 |
| | 23 July 2008 | Sell | 40,000 | 11.84 |
| | 11 July 2008 | Buy | 30,000 | 11.28 |
| | 9 July 2008 | Sell | 35,000 | 11.63 |

| Name | Date | Transaction Type | Number of Banco Santander Shares | Price (£) |
|---|---|---|---|---|
| Abbey National Treasury Services plc *(continued)* | 9 June 2008 to 8 July 2008 | Buy | 285,000 | 11.08 to 12.14 |
| | | Sell | 10,000 | 11.76 |
| | 9 May 2008 to 8 June 2008 | Buy | 631,360 | 11.10 to 13.51 |
| | | Sell | 571,360 | 11.10 |
| | 9 February 2008 to 8 May 2008 | Buy | 3,993,610 | 8.74 to 13.46 |
| | | Sell | 6,069,558 | 3.06 to 14.20 |
| | 9 November 2007 to 8 February 2008 | Buy | 1,018,407 | 10.25 to 15.00 |
| | | Sell | 238,059 | 10.25 to 11.98 |
| | 9 September 2007 to 8 November 2007 | Buy | 720,183 | 13.50 |
| | | Sell | 1,864,183 | 12.60 to 13.68 |
| | 14 July 2007 to 8 September 2007 | Buy | 1,362,455 | 9.22 to 13.40 |
| | | Sell | 148,272 | 9.22 |
| | | | | *Price (€)* |
| Banco Español De Credito, S.A. | 8 August 2008 | Buy | 481,810 | 12.04 |
| | | Sell | 353,000 | 12.13 |
| | 7 August 2008 | Buy | 422,498 | 12.16 |
| | | Sell | 135,675 | 12.27 |
| | 6 August 2008 | Buy | 440,000 | 12.27 |
| | | Sell | 268,232 | 12.42 |
| | 5 August 2008 | Buy | 20,000 | 12.25 |
| | | Sell | 734,957 | 12.12 |
| | 4 August 2008 | Buy | 412,177 | 11.89 |
| | | Sell | 165,332 | 11.99 |
| | 1 August 2008 | Buy | 699,490 | 12.06 |
| | | Sell | 3,975 | 12.57 |
| | 31 July 2008 | Buy | 45,000 | 12.55 |
| | | Sell | 50,000 | 12.46 |
| | 30 July 2008 | Buy | 50,000 | 12.39 |
| | | Sell | 342,302 | 12.47 |
| | 29 July 2008 | Buy | 381,000 | 11.82 |
| | | Sell | 656,623 | 12.18 |
| | 28 July 2008 | Buy | 381,000 | 12.01 |
| | | Sell | 103,762 | 12.08 |
| | 25 July 2008 | Buy | 980,620 | 11.87 |
| | | Sell | 799,616 | 12.12 |
| | 24 July 2008 | Buy | 383,024 | 12.20 |
| | | Sell | 371,612 | 12.40 |
| | 23 July 2008 | Buy | 50,000 | 12.22 |
| | | Sell | 1,284,547 | 12.05 |
| | 22 July 2008 | Buy | 518,468 | 11.43 |
| | | Sell | 673,859 | 11.45 |
| | 21 July 2008 | Buy | 414,967 | 11.55 |
| | | Sell | 407,279 | 11.58 |
| | 18 July 2008 | Buy | 150,000 | 11.30 |
| | | Sell | 696,345 | 11.73 |
| | 17 July 2008 | Buy | 82,500 | 11.40 |

| Name | Date | Transaction Type | Number of Banco Santander Shares | Price (€) |
|---|---|---|---|---|
| Banco Español De | | Sell | 616,661 | 11.32 |
| Credito, S.A. | 16 July 2008 | Buy | 250,124 | 10.80 |
| *(continued)* | | Sell | 437,089 | 11.12 |
| | 15 July 2008 | Buy | 541,752 | 10.90 |
| | | Sell | 383,455 | 10.98 |
| | 14 July 2008 | Buy | 1,013,319 | 11.17 |
| | | Sell | 815,286 | 11.31 |
| | 11 July 2008 | Buy | 567,015 | 11.28 |
| | | Sell | 366,999 | 11.49 |
| | 10 July 2008 | Buy | 620,657 | 11.55 |
| | | Sell | 285,915 | 11.64 |
| | 9 July 2008 | Sell | 947,000 | 11.68 |
| | 9 June 2008 to | Buy | 24,193,961 | 11.26 to 12.69 |
| | 8 July 2008 | Sell | 22,943,515 | 11.27 to 12.49 |
| | 9 May 2008 to | Buy | 7,827,297 | 12.58 to 14.22 |
| | 8 June 2008 | Sell | 6,344,938 | 12.78 to 14.35 |
| | 9 February 2008 to | Buy | 30,374,093 | 11.14 to 14.10 |
| | 8 May 2008 | Sell | 31,350,313 | 11.32 to 14.15 |
| | 9 November 2007 to | Buy | 33,790,313 | 11.25 to 14.97 |
| | 8 February 2008 | Sell | 33,676,527 | 11.37 to 15.07 |
| | 9 September 2007 to | Buy | 26,189,150 | 12.50 to 15.00 |
| | 8 November 2007 | Sell | 26,309,388 | 11.65 to 14.94 |
| | 14 July 2007 to | Buy | 10,994,725 | 13.06 to 14.26 |
| | 8 September 2007 | Sell | 12,506,428 | 13.01 to 14.28 |
| Banesto Bolsa | 8 August 2008 | Buy | 15,000 | 12.04 |
| | | Sell | 15,000 | 12.04 |
| | 4 August 2008 | Buy | 15,000 | 11.94 |
| | | Sell | 15,000 | 11.94 |
| | 1 August 2008 | Buy | 15,000 | 12.16 |
| | | Sell | 15,000 | 12.16 |
| | 31 July 2008 | Buy | 12,500 | 12.49 |
| | | Sell | 12,500 | 12.49 |
| | 30 July 2008 | Buy | 100,819 | 12.44 |
| | | Sell | 100,819 | 12.44 |
| | 23 July 2008 | Buy | 12,000 | 12.03 |
| | | Sell | 12,000 | 12.03 |
| | 22 July 2008 | Buy | 747,408 | 11.38 |
| | | Sell | 747,408 | 11.38 |
| | 9 June 2008 to | Buy | 1,101,176 | 11.37 to 12.51 |
| | 8 July 2008 | Sell | 1,101,176 | 11.36 to 12.46 |
| | 9 May 2008 to | Buy | 399,474 | 12.78 to 14.29 |
| | 8 June 2008 | Sell | 399,474 | 12.77 to 14.29 |
| | 9 February 2008 to | Buy | 17,595,578 | 11.25 to 14.09 |
| | 8 May 2008 | Sell | 17,595,578 | 11.26 to 14.10 |

| Name | Date | Transaction Type | Number of Banco Santander Shares | Price (€) |
|---|---|---|---|---|
| Banesto Bolsa *(continued)* | 9 November 2007 to 8 February 2008 | Buy | 12,682,920 | 11.27 to 14.87 |
| | | Sell | 12,682,920 | 11.34 to 14.85 |
| | 9 September 2007 to 8 November 2007 | Buy | 7,105,825 | 13.36 to 16.15 |
| | | Sell | 7,108,325 | 12.67 to 14.55 |
| | 14 July 2007 to 8 September 2007 | Buy | 477,517 | 12.96 to 15.24 |
| | | Sell | 475,017 | 12.86 to 14.07 |
| Banco Santander Suisse S.A. | 23 July 2008 | Buy | 73,264 | 11.85 |
| | 9 June 2008 to 8 July 2008 | Sell | 21,172 | 11.52 to 11.64 |
| | 9 May 2008 to 8 June 2008 | Sell | 157,672 | 13.20 to 13.99 |
| | 9 February 2008 to 8 May 2008 | Buy | 1,193 | 11.72 |
| | | Sell | 75,385 | 11.21 to 13.35 |
| | 9 November 2007 to 8 February 2008 | Buy | 40,129 | 11.69 to 14.94 |
| | | Sell | 20,091 | 11.37 to 14.94 |
| | 9 September 2007 to 8 November 2007 | Buy | 169,569 | 13.91 |
| | | Sell | 25,786 | 12.57 to 14.77 |
| | 14 July 2007 to 8 September 2007 | Buy | 46,055 | 13.40 to 13.91 |
| | | Sell | 84,665 | 13.54 to 14.07 |
| Banco Santander International | 24 July 2008 | Buy | 2,080 | 12,29 |
| | 23 July 2008 | Buy | 40,862 | 11.85 |
| | 9 June 2008 to 8 July 2008 | Buy | 9,790 | 11.30 |
| | | Sell | 21,172 | 11.52 to 11.64 |
| | 9 May 2008 to 8 June 2008 | Sell | 168,512 | 13.20 to 13.99 |
| | 9 February 2008 to 8 May 2008 | Buy | 2,020 | 11.72 to 12.42 |
| | | Sell | 75,385 | 11.20 to 13.35 |
| | 9 November 2007 to 8 February 2008 | Buy | 43,062 | 11.67 to 14.94 |
| | | Sell | 20,337 | 11.21 to 14.94 |
| | 9 September 2007 to 8 November 2007 | Buy | 211,828 | 13.91 to 14.70 |
| | | Sell | 30,182 | 12.57 to 14.77 |
| | 14 July 2007 to 8 September 2007 | Buy | 37,394 | 13.40 to 13.48 |
| | | Sell | 18,722 | 13.54 to 14.04 |
| Banco Banif, S.A. | 6 August 2008 | Buy | 5,000 | 12.42 |
| | | Sell | 18,000 | 12.40 to 12.44 |
| | 5 August 2008 | Sell | 9,418 | 12.12 to 12.26 |
| | 4 August 2008 | Sell | 6,282 | 11.84 to 11.93 |
| | 1 August 2008 | Buy | 1,685 | 12.06 to 12.18 |
| | 31 July 2008 | Buy | 9,500 | 12.44 |
| | | Sell | 4,518 | 12.42 |
| | 30 July 2008 | Buy | 599 | 12.47 |
| | | Sell | 44,674 | 12.36 to 12.42 |
| | 29 July 2008 | Buy | 57,860 | 11.77 to 12.00 |
| | | Sell | 208 | 11.80 |

| Name | Date | Transaction Type | Number of Banco Santander Shares | Price (€) |
|---|---|---|---|---|
| Banco Banif, S.A. (continued) | 28 July 2008 | Buy | 2,500 | 12.06 |
| | | Sell | 75,000 | 12.06 to 12.17 |
| | 24 July 2008 | Buy | 809 | 12.30 |
| | | Sell | 60,020 | 12.19 to 12.34 |
| | 23 July 2008 | Buy | 13,375 | 11.92 to 12.05 |
| | | Sell | 110,000 | 11.86 to 12.17 |
| | 22 July 2008 | Buy | 1,800 | 11.49 |
| | 21 July 2008 | Buy | 2,142 | 11.61 |
| | 18 July 2008 | Buy | 15,800 | 11.70 to 11.73 |
| | | Sell | 4,200 | 11.49 to 11.60 |
| | 17 July 2008 | Buy | 4,700 | 11.40 to 11.46 |
| | | Sell | 12,000 | 11.30 to 11.31 |
| | 16 July 2008 | Buy | 990 | 11.17 |
| | | Sell | 3,700 | 10.75 to 10.78 |
| | 15 July 2008 | Buy | 8,970 | 10.60 to 11.03 |
| | | Sell | 740 | 10.72 |
| | 14 July 2008 | Buy | 16,300 | 11.05 to 11.28 |
| | | Sell | 1 | 11.23 |
| | 11 July 2008 | Buy | 14,433 | 11.25 to 11.30 |
| | | Sell | 21,752 | 11.49 to 11.57 |
| | 10 July 2008 | Buy | 3,000 | 11.45 to 11.53 |
| | 9 July 2008 | Buy | 1,000 | 11.53 |
| | | Sell | 1,000 | 11.65 |
| | 9 June 2008 to 8 July 2008 | Buy | 913,463 | 11.10 to 13.00 |
| | | Sell | 374,702 | 11.18 to 13.00 |
| | 9 May 2008 to 8 June 2008 | Buy | 379,198 | 12.62 to 14.38 |
| | | Sell | 360,229 | 12.62 to 14.37 |
| | 9 February 2008 to 8 May 2008 | Buy | 1,404,974 | 11.06 to 14.15 |
| | | Sell | 2,059,863 | 11.13 to 14.16 |
| | 9 November 2007 to 8 February 2008 | Buy | 1,513,164 | 11.09 to 15.02 |
| | | Sell | 2,104,832 | 10.50 to 15.07 |
| | 9 September 2007 to 8 November 2007 | Buy | 621,797 | 12.50 to 15.04 |
| | | Sell | 1,095,376 | 12.41 to 15.05 |
| Banif Gestión SGIIC, S.A. | 6 August 2008 | Buy | 5,000 | 12.42 |
| | 5 August 2008 | Sell | 9,418 | 12.12 to 12.26 |
| | 4 August 2008 | Sell | 6,000 | 11.84 |
| | 31 July 2008 | Buy | 9,500 | 12.44 |
| | | Sell | 4,518 | 12.42 |
| | 30 July 2008 | Buy | 599 | 12.47 |
| | | Sell | 44,674 | 12.36 to 12.42 |
| | 29 July 2008 | Buy | 54,360 | 11.77 to 12.00 |
| | 28 July 2008 | Sell | 75,000 | 12.06 to 12.17 |
| | 24 July 2008 | Buy | 809 | 12.30 |
| | | Sell | 60,000 | 12.19 to 12.34 |

| *Name* | *Date* | *Transaction Type* | *Number of Banco Santander Shares* | *Price (€)* |
|---|---|---|---|---|
| Banif Gestión SGIIC, S.A. *(continued)* | 23 July 2008 | Buy | 11,805 | 11.92 to 12.05 |
| | | Sell | 110,000 | 11.86 to 12.17 |
| | 21 July 2008 | Buy | 2,142 | 11.61 |
| | 18 July 2008 | Buy | 14,000 | 11.73 |
| | 17 July 2008 | Buy | 10,000 | 11.30 |
| | | Sell | 2,700 | 11.46 |
| | 16 July 2008 | Buy | 990 | 11.17 |
| | | Sell | 1,900 | 10.75 |
| | 15 July 2008 | Buy | 5,180 | 10.80 to 10.81 |
| | 14 July 2008 | Buy | 2,700 | 11.05 |
| | 11 July 2008 | Buy | 13,333 | 11.25 |
| | | Sell | 21,373 | 11.49 to 11.57 |
| | 10 July 2008 | Buy | 2,000 | 11.53 |
| | 9 June 2008 to 8 July 2008 | Buy | 551,753 | 11.34 to 13.00 |
| | | Sell | 250,705 | 11.18 to 13.00 |
| | 9 May 2008 to 8 June 2008 | Buy | 362,644 | 12.62 to 14.38 |
| | | Sell | 261,615 | 12.62 to 14.37 |
| | 9 February 2008 to 8 May 2008 | Buy | 1,180,338 | 11.06 to 14.15 |
| | | Sell | 1,742,118 | 11.21 to 14.16 |
| | 9 November 2007 to 8 February 2008 | Buy | 1,051,505 | 11.27 to 15.00 |
| | | Sell | 1,291,856 | 11.46 to 15.06 |
| | 9 September 2007 to 8 November 2007 | Buy | 407,451 | 12.50 to 15.04 |
| | | Sell | 721,382 | 12.79 to 15.05 |
| | 14 July 2007 to 8 September 2007 | Buy | 456,413 | 13.10 to 14.24 |
| | | Sell | 193,240 | 13.07 to 14.30 |
| BSN Portugal | 14 April 2008 | Buy | 12,200 | 12.68 |
| | | Sell | 12,000 | 12.71 |
| | 13 December 2007 | Buy | 1,900 | 14.70 |
| | | Sell | 1,900 | 14.70 |
| | 8 August 2007 | Buy | 477 | 13.89 |
| | | Sell | 477 | 13.90 |
| Cater Allen International Limited | 2 July 2008 | Sell | 21,000 | 11.69 |
| | 10 June 2008 | Buy | 21,000 | 12.44 |
| Pereda Gestion, S.A. | 7 August 2008 | Buy | 453,742 | 12.14 |
| | | Sell | 103,742 | 12.35 |
| | 6 August 2008 | Sell | 500,000 | 12.42 |
| | 5 August 2008 | Buy | 500,000 | 12.28 |
| | | Sell | 666,433 | 12.25 |
| | 4 August 2008 | Buy | 41,936 | 11.86 |
| | 1 August 2008 | Buy | 413,589 | 12.05 |
| | 31 July 2008 | Buy | 210,908 | 12.48 |
| | 30 July 2008 | Sell | 335,000 | 12.43 |
| | 29 July 2008 | Sell | 400,000 | 12.26 |
| | 28 July 2008 | Sell | 265,000 | 12.22 |

| *Name* | *Date* | *Transaction Type* | *Number of Banco Santander Shares* | *Price (€)* |
|---|---|---|---|---|
| Pereda Gestion, S.A. *(continued)* | 25 July 2008 | Buy | 1,000,000 | 11.98 |
| | 23 July 2008 | Sell | 3,216,600 | 11.94 |
| | 21 July 2008 | Sell | 737,334 | 11.80 |
| | 18 July 2008 | Buy | 203,934 | 11.58 |
| | | Sell | 1,150,000 | 11.64 |
| | 17 July 2008 | Sell | 3,000,000 | 11.36 |
| | 16 July 2008 | Sell | 350,000 | 11.11 |
| | 15 July 2008 | Buy | 2,200,000 | 10.98 |
| | 11 July 2008 | Buy | 1,900,000 | 11.23 |
| | 9 June 2008 to 8 July 2008 | Buy | 7,205,500 | 11.33 to 12.46 |
| | | Sell | 47,605,500 | 11.55 to 12.61 |
| | 9 May 2008 to 8 June 2008 | Buy | 11,036,800 | 12.44 to 14.17 |
| | | Sell | 3,821,100 | 13.37 to 14.35 |
| | 9 February 2008 to 8 May 2008 | Buy | 54,470,079 | 11.19 to 14.17 |
| | | Sell | 53,165,900 | 11.57 to 14.25 |
| | 9 November 2007 to 8 February 2008 | Buy | 64,337,274 | 11.27 to 15.00 |
| | | Sell | 27,307,153 | 10.97 to 15.07 |
| | 9 September 2007 to 8 November 2007 | Buy | 2,500,000 | 12.77 to 13.40 |
| | | Sell | 24,750,000 | 13.41 to 13.88 |
| | 14 July 2007 to 8 September 2007 | Buy | 22,685,000 | 13.05 to 13.70 |
| | | Sell | 16,135,000 | 13.49 to 14.34 |
| Santander Investment Securities Inc | 4 August 2008 | Buy | 200 | 11.92 |
| | | Sell | 200 | 11.93 |
| | 1 August 2008 | Buy | 2,900 | 11.98 |
| | | Sell | 2,900 | 11.97 |
| | 28 July 2008 | Buy | 4,900 | 11.55 |
| | | Sell | 4,900 | 11.14 |
| | 25 July 2008 | Buy | 950 | 11.91 |
| | | Sell | 950 | 11.97 |
| | 11 July 2008 | Buy | 19,300 | 11.30 |
| | | Sell | 19,300 | 11.34 |
| | 10 July 2008 | Buy | 4,960 | 11.54 |
| | | Sell | 4,960 | 11.57 |
| | 9 June 2008 to 8 July 2008 | Buy | 490,406 | 11.39 to 12.51 |
| | | Sell | 490,406 | 11.42 to 12.58 |
| | 9 May 2008 to 8 June 2008 | Buy | 607,474 | 12.61 to 14.27 |
| | | Sell | 607,474 | 12.63 to 14.31 |
| | 9 February 2008 to 8 May 2008 | Buy | 1,596,584 | 11.16 to 22.95 |
| | | Sell | 1,596,584 | 11.19 to 14.22 |
| | 9 November 2007 to 8 February 2008 | Buy | 792,370 | 11.52 to 14.98 |
| | | Sell | 776,370 | 11.56 to 15.02 |
| | 9 September 2007 to 8 November 2007 | Buy | 1,186,877 | 12.46 to 14.92 |
| | | Sell | 1,202,877 | 12.50 to 15.11 |

| *Name* | *Date* | *Transaction Type* | *Number of Banco Santander Shares* | *Price (€)* |
|---|---|---|---|---|
| Santander Investment Securities Inc *(continued)* | 14 July 2007 to 8 September 2007 | Buy | 920,945 | 12.89 to 14.24 |
| | | Sell | 955,290 | 12.92 to 14.21 |
| Santander Investment Bolsa, S.V., S.A. | 8 August 2008 | Buy | 478,584 | 12.02 |
| | | Sell | 343,584 | 12.01 |
| | 7 August 2008 | Buy | 135,112 | 12.18 |
| | | Sell | 112 | 12.17 |
| | 6 August 2008 | Buy | 135,430 | 12.31 |
| | | Sell | 430 | 12.39 |
| | 5 August 2008 | Buy | 140,334 | 12.18 |
| | | Sell | 334 | 11.95 |
| | 4 August 2008 | Buy | 143,335 | 11.90 |
| | | Sell | 335 | 12.13 |
| | 1 August 2008 | Buy | 613,360 | 12.15 |
| | | Sell | 485,360 | 12.16 |
| | 31 July 2008 | Buy | 51,458 | 12.37 |
| | | Sell | 51,458 | 12.37 |
| | 30 July 2008 | Buy | 39,130 | 12.43 |
| | | Sell | 39,130 | 12.43 |
| | 25 July 2008 | Buy | 1,538 | 11.96 |
| | | Sell | 1,538 | 11.94 |
| | 22 July 2008 | Buy | 430 | 11.63 |
| | | Sell | 430 | 11.57 |
| | 18 July 2008 | Buy | 7,400 | 11.72 |
| | | Sell | 7,400 | 11.72 |
| | 17 July 2008 | Buy | 1,392 | 11.43 |
| | | Sell | 1,392 | 11.40 |
| | 14 July 2008 | Buy | 70,226 | 11.41 |
| | | Sell | 70,226 | 11.41 |
| | 11 July 2008 | Buy | 39,206 | 11.40 |
| | | Sell | 39,206 | 11.40 |
| | 10 July 2008 | Buy | 27,079 | 11.54 |
| | | Sell | 27,079 | 11.54 |
| | 9 July 2008 | Buy | 40,000 | 11.79 |
| | | Sell | 40,000 | 11.78 |
| | 9 June 2008 to 8 July 2008 | Buy | 799,992 | 11.11 to 12.53 |
| | | Sell | 799,992 | 11.11 to 12.52 |
| | 9 May 2008 to 8 June 2008 | Buy | 7,542,237 | 12.94 to 14.27 |
| | | Sell | 13,123,237 | 11.22 to 14.20 |
| | 9 February 2008 to 8 May 2008 | Buy | 10,040,788 | 11.2 to 14.14 |
| | | Sell | 5,255,838 | 11.19 to 14.17 |
| | 9 November 2007 to 8 February 2008 | Buy | 9,391,727 | 11.18 to 15.05 |
| | | Sell | 9,205,677 | 11.20 to 15.10 |
| | 9 September 2007 to 8 November 2007 | Buy | 1,166,643 | 12.49 to 15.02 |
| | | Sell | 556,643 | 12.49 to 15.02 |

| *Name* | *Date* | *Transaction Type* | *Number of Banco Santander Shares* | *Price (€)* |
|---|---|---|---|---|
| Santander Investment Bolsa, S.V., S.A. *(continued)* | 14 July 2007 to 8 September 2007 | Buy | 4,449,610 | 12.95 to 14.20 |
| | | Sell | 4,449,610 | 12.97 to 14.14 |
| Cantabro Catalana de Inversiones | 5 August 2008 | Sell | 1,500,000 | 12.13 |
| | 31 July 2008 | Buy | 1,500,000 | 12.47 |
| | 5 May 2008 | Sell | 7,627,437 | 14.02 |
| | 30 April 2008 | Buy | 2,500,000 | 13.67 |
| | 28 April 2008 | Buy | 5,127,437 | 13.67 |
| | 4 February 2008 | Sell | 9,000,000 | 12.00 |
| | 30 January 2008 | Buy | 9,000,000 | 12.00 |
| | 2 November 2007 | Sell | 11,500,000 | 14.56 |
| | 26 October 2007 | Buy | 11,500,000 | 14.40 |
| | 1 August 2007 | Sell | 17,315,978 | 13.60 |
| Santander Asset Management UK Limited | 22 July 2008 | Buy | 22,060 | 11.60 |
| | 22 July 2006 | Sell | 2,445 | 11.70 |
| | 9 June 2008 to 8 July 2008 | Buy | 1,400 | 12.30 |
| | 9 May 2008 to 8 June 2008 | Buy | 17,985 | 13.05 to 14.18 |
| | | Sell | 8,716 | 14.17 |
| | 9 February 2008 to 8 May 2008 | Buy | 72,341 | 12.18 to 14.11 |
| | 9 November 2007 to 8 February 2008 | Buy | 56,011 | 12.07 to 14.84 |
| | | Sell | 12,251 | 13.52 to 14.69 |
| | 9 September 2007 to 8 November 2007 | Buy | 3,469 | 13.86 |
| | | Sell | 106,448 | 14.43 to 14.52 |
| | 14 July 2007 to 8 September 2007 | Buy | 3,521 | 13.70 |
| Santander Asset Management Luxembourg S.A. | 23 July 2008 | Buy | 35,000 | 11.26 to 11.28 |
| | 22 July 2008 | Sell | 2,800 | 11.76 |
| | 21 July 2008 | Buy | 2,800 | 11.76 |
| | 18 July 2008 | Buy | 17,188 | 11.26 |
| | 17 July 2008 | Buy | 17,812 | 11.28 |
| | 10 July 2008 | Buy | 142,170 | 11.26 to 11.55 |
| | 9 July 2008 | Buy | 23,370 | 11.71 |
| | 9 June 2008 to 8 July 2008 | Buy | 5,500 | 11.73 to 11.93 |
| | | Sell | 11,400 | 11.59 |
| | 9 May 2008 to 8 June 2008 | Sell | 80,754 | 12.65 to 14.05 |
| | 9 February 2008 to 8 May 2008 | Buy | 47,368 | 11.17 to 13.92 |
| | | Sell | 538,964 | 11.51 to 13.25 |
| | 9 November 2007 to 8 February 2008 | Buy | 42,339 | 11.18 to 12.07 |
| | | Sell | 98,890 | 12.09 to 14.85 |
| | 9 September 2007 to 8 November 2007 | Sell | 12,560 | 13.48 to 14.26 |

| *Name* | *Date* | *Transaction Type* | *Number of Banco Santander Shares* | *Price (€)* |
|---|---|---|---|---|
| Santander Asset Management Luxembourg S.A. *(continued)* | 14 July 2007 to 8 September 2007 | Buy | 190,000 | 12.59 |
| | | Sell | 15,000 | 13.45 to 13.91 |
| Santander Asset Management, S.A., SGIIC | 8 August 2008 | Sell | 200,213 | 12.11 |
| | 7 August 2008 | Sell | 110,203 | 12.06 |
| | 6 August 2008 | Sell | 66,845 | 12.28 to 12.29 |
| | 5 August 2008 | Sell | 8,000 | 12.18 |
| | 1 August 2008 | Buy | 184,033 | 12.20 |
| | 31 July 2008 | Buy | 13,401 | 12.42 |
| | | Sell | 22,181 | 12.40 to 12.53 |
| | 30 July 2008 | Buy | 6,000 | 12.38 |
| | | Sell | 107,424 | 12.42 to 12.48 |
| | 29 July 2008 | Buy | 5,000 | 11.78 |
| | | Sell | 17,678 | 12.00 to 12.28 |
| | 25 July 2008 | Buy | 1,000 | 11.87 |
| | | Sell | 161,185 | 12.24 to 12.28 |
| | 23 July 2008 | Buy | 167,996 | 12.03 to 12.22 |
| | 18 July 2008 | Buy | 567,567 | 11.23 to 11.63 |
| | 17 July 2008 | Buy | 24,988 | 11.28 to 11.43 |
| | 16 July 2008 | Buy | 34,871 | 10.82 to 10.90 |
| | 15 July 2008 | Buy | 12,300 | 10.81 to 11.00 |
| | 14 July 2008 | Buy | 63,000 | 11.29 to 11.40 |
| | | Sell | 86,915 | 11.11 to 11.37 |
| | 11 July 2008 | Sell | 64,915 | 11.23 to 11.48 |
| | 10 July 2008 | Buy | 250,665 | 11.47 to 11.55 |
| | 9 July 2008 | Buy | 385,702 | 11.71 to 11.79 |
| | | Sell | 216,624 | 11.56 to 11.73 |
| | 9 June 2008 to 8 July 2008 | Buy | 360,487 | 11.16 to 12.58 |
| | | Sell | 1,095,485 | 11.05 to 12.53 |
| | 9 May 2008 to 8 June 2008 | Buy | 598,946 | 12.82 to 14.19 |
| | | Sell | 1,067,133 | 12.51 to 14.39 |
| | 9 February 2008 to 8 May 2008 | Buy | 2,148,421 | 11.31 to 14.01 |
| | | Sell | 4,510,810 | 11.23 to 14.12 |
| | 9 November 2007 to 8 February 2008 | Buy | 2,064,728 | 11.18 to 15.01 |
| | | Sell | 7,026,726 | 10.55 to 15.19 |
| | 9 September 2007 to 8 November 2007 | Buy | 4,693,704 | 12.52 to 15.06 |
| | | Sell | 3,071,806 | 12.47 to 15.07 |
| | 14 July 2007 to 8 September 2007 | Buy | 134,008 | 13.05 to 14.07 |
| | | Sell | 130,221 | 13.35 to 14.33 |
| Santander Carteras SGC | 31 July 2008 | Sell | 4,000 | 12.45 to 12.56 |
| | 29 July 2008 | Buy | 108,500 | 11.81 to 12.00 |
| | | Sell | 105,000 | 12.00 to 12.01 |

| Name | Date | Transaction Type | Number of Banco Santander Shares | Price (€) |
|---|---|---|---|---|
| Santander Carteras SGC *(continued)* | 28 July 2008 | Buy | 2,500 | 12.06 |
| | | Sell | 30,000 | 12.24 |
| | 23 July 2008 | Buy | 10,000 | 12.00 |
| | | Sell | 100,000 | 12.23 to 12.25 |
| | 18 July 2008 | Buy | 120,000 | 11.45 to 11.50 |
| | 15 July 2008 | Buy | 10,805 | 10.95 |
| | | Sell | 5,200 | 11.25 |
| | 11 July 2008 | Buy | 1,100 | 11.30 |
| | 9 June 2008 to | Buy | 33,989 | 11.47 to 12.39 |
| | 8 July 2008 | Sell | 130,441 | 11.4 to 12.35 |
| | 9 May 2008 to | Buy | 110,987 | 12.7 to 14.15 |
| | 8 June 2008 | Sell | 31,088 | 13.04 to 14.38 |
| | 9 February 2008 to | Buy | 147,143 | 11.14 to 13.71 |
| | 8 May 2008 | Sell | 542,360 | 11.28 to 14.05 |
| | 9 November 2007 to | Buy | 448,863 | 10.8 to 14.55 |
| | 8 February 2008 | Sell | 436,260 | 10.64 to 15.00 |
| | 9 September 2007 to | Buy | 198,245 | 13.29 to 15.06 |
| | 8 November 2007 | Sell | 396,573 | 12.5 to 15.14 |
| | 14 July 2007 to | Buy | 648,010 | 13.15 to 13.87 |
| | 8 September 2007 | Sell | 799,588 | 12.9 to 14.04 |
| Santander Gestão de Activos, Sociedade Gestora de Fundos de Investimento Mobiliários, S.A. | 4 August 2008 | Buy | 3,000 | 11.94 |
| | 5 June 2008 | Sell | 15,193 | 12.81 |
| Santander Pensiones, S.A., EGFP | 8 August 2008 | Sell | 98,156 | 12.11 |
| | 1 August 2008 | Buy | 40,676 | 12.20 |
| | 31 July 2008 | Sell | 45,058 | 12.38 |
| | 23 July 2008 | Buy | 93,978 | 12.03 |
| | 21 July 2008 | Buy | 20,000 | 11.70 |
| | 18 July 2008 | Buy | 264,304 | 11.63 |
| | 10 July 2008 | Buy | 79,676 | 11.47 to 11.51 |
| | 9 July 2008 | Buy | 190,928 | 11.71 to 11.79 |
| | 9 June 2008 to | Buy | 148,669 | 12.04 to 12.04 |
| | 8 July 2008 | Sell | 515,791 | 11.56 to 12.38 |
| | 9 May 2008 to | Buy | 246,073 | 13.22 to 13.37 |
| | 8 June 2008 | Sell | 329,798 | 12.65 to 13.99 |
| | 9 February 2008 to | Buy | 609,247 | 11.78 to 13.65 |
| | 8 May 2008 | Sell | 1,953,021 | 11.85 to 13.71 |
| | 9 November 2007 to | Buy | 625,671 | 11.72 to 14.76 |
| | 8 February 2008 | Sell | 472,908 | 11.12 to 14.95 |
| | 9 September 2007 to | Buy | 1,203,161 | 13.31 to 14.23 |
| | 8 November 2007 | Sell | 376,721 | 12.77 to 14.99 |

| Name | Date | Transaction Type | Number of Banco Santander Shares | Price (€) |
|---|---|---|---|---|
| Santander Pensiones, S.A., EGFP *(continued)* | 14 July 2007 to 8 September 2007 | Buy | 3,633 | 13.27 |
| | | Sell | 31,187 | 13.3 to 14.19 |
| Santander Portfolio Management UK Limited | 22 July 2008 | Buy | 23,945 | 11.60 |
| | 9 June 2008 to 8 July 2008 | Buy | 2,600 | 12.30 |
| | 9 May 2008 to 8 June 2008 | Buy | 25,391 | 13.05 to 14.18 |
| | | Sell | 12,132 | 14.17 |
| | 9 February 2008 to 8 May 2008 | Buy | 102,999 | 12.18 to 14.11 |
| | | Sell | 6,517 | 13.77 |
| | 9 November 2007 to 8 February 2008 | Buy | 104,672 | 11.95 to 14.84 |
| | | Sell | 58,478 | 12.61 to 14.69 |
| | 9 September 2007 to 8 November 2007 | Sell | 155,722 | 14.43 to 15.00 |
| | 14 July 2007 to 8 September 2007 | Buy | 7,088 | 13.70 |
| Santander Private Banking, SpA | 9 February 2008 to 8 May 2008 | Sell | 57,986 | 11.55 to 12.15 |
| | 9 November 2007 to 8 February 2008 | Buy | 7,519 | 12.93 to 14.60 |
| | | Sell | 16,710 | 11.31 to 15.03 |
| | 9 September 2007 to 8 November 2007 | Sell | 33,925 | 13.26 to 14.46 |
| | 14 July 2007 to 8 September 2007 | Buy | 2,390 | 13.43 |
| | | Sell | 965 | 13.17 |
| Santander Unit Trust Managers UK Limited | 27 March 2008 | Sell | 3,161 | 12.47 |
| | 5 February 2008 | Sell | 2,901 | 12.03 |
| | 25 January 2008 | Sell | 3,072 | 11.95 |
| | 18 January 2008 | Sell | 2,762 | 12.91 |
| | 17 December 2007 | Sell | 2,973 | 14.54 |
| | 7 November 2007 | Sell | 3,418 | 14.46 |
| | 22 October 2007 | Sell | 2,687 | 14.21 |
| | 25 September 2007 | Sell | 1,970 | 13.42 |
| | 4 September 2007 | Sell | 2,410 | 13.40 |
| | 21 August 2007 | Sell | 3,161 | 13.46 |
| | 1 August 2007 | Sell | 1,741 | 13.86 |
| | 24 July 2007 | Sell | 1,884 | 14.05 |
| Santander Rio SDAD, Sociedad de Bolsa | 11 July 2008 | Buy | 8 | 56.70 |
| | 10 July 2008 | Sell | 8 | 57.50 |
| | 28 May 2008 | Sell | 90 | 67.00 |
| | 26 May 2008 | Buy | 90 | 67.00 |
| | 15 May 2008 | Buy | 100 | 72.20 |
| | 15 May 2008 | Sell | 100 | 72.20 |

| Name | Date | Transaction Type | Number of Banco Santander Shares | Price (Mexican Pesos) |
|---|---|---|---|---|
| Banco Santander | 7 August 2008 | Buy | 600 | 183.29 |
| Mexico S.A | 6 August 2008 | Buy | 250 | 187.57 to 188.79 |
| | | Sell | 400 | 188.00 |
| | 5 August 2008 | Sell | 43 | 187.57 |
| | 30 July 2008 | Buy | 200 | 191.80 to 192.50 |
| | 29 July 2008 | Buy | 500 | 192.50 |
| | | Sell | 20,200 | 192.00 to 93.00 |
| | 16 July 2008 | Sell | 100 | 190.64 |
| | 15 July 2008 | Sell | 207 | 181.00 |
| | 14 July 2008 | Sell | 340 | 183.00 to 183.99 |
| | 11 July 2008 | Buy | 600 | 186.57 |
| | | Sell | 8,400 | 182.98 to 84.26 |
| | 10 July 2008 | Buy | 30 | 187.50 |
| | | Sell | 200 | 185.88 |
| | 9 July 2008 | Buy | 50 | 188.93 |
| | 9 June 2008 to 8 | Buy | 174,980 | 183.00 to 202.30 |
| | July 2008 | Sell | 22,700 | 183.00 to 202.15 |
| | 9 May 2008 to 8 | Buy | 220,340 | 203.00 to 230.50 |
| | June 2008 | Sell | 56,140 | 206.67 to 230.99 |
| | 9 February 2008 to | Buy | 222,741 | 178.50 to 228.12 |
| | 8 May 2008 | Sell | 407,902 | 178.50 to 229.06 |
| | 9 November 2007 to | Buy | 136,725 | 180.32 to 238.87 |
| | 8 February 2008 | Sell | 179,255 | 180.00 to 240.60 |
| | 9 September 2007 to | Buy | 161,105 | 194.11 to 226.00 |
| | 8 November 2007 | Sell | 183,005 | 194.11 to 240.00 |
| | 14 July 2007 to 8 | Buy | 62,300 | 199.00 to 213.00 |
| | September 2007 | Sell | 107,600 | 199.47 to 212.50 |

*Banco Santander ADSs*

| Name | Date | Transaction Type | Number of Banco Santander ADSs | Price (Mexican Pesos) |
|---|---|---|---|---|
| Gestión Santander | 20 June 2008 | Sell | 1,730 | 191.00 |
| México S.A. de C.V. | 10 June 2008 | Sell | 2,150 | 202.15 |
| | 21 May 2008 | Sell | 670 | 223.00 |
| | 15 May 2008 | Sell | 5,000 | 230.88 |
| | 13 March 2008 | Sell | 127,000 | 194.73 |
| | 27 February 2008 | Sell | 2,500 | 199.25 |
| | 13 February 2008 | Sell | 5,140 | 187.61 |
| | 7 February 2008 | Buy | 34,700 | 182.79 |
| | 15 January 2008 | Sell | 2,000 | 210.15 |
| | 7 January 2008 | Sell | 5,000 | 225.53 |
| | 4 January 2008 | Sell | 13,300 | 227.40 |
| | 2 January 2008 | Sell | 28,320 | 231.91 |
| | 27 December 2007 | Sell | 6,380 | 232.85 |
| | 29 November 2007 | Buy | 5,000 | 234.57 |
| | 13 November 2007 | Sell | 12,390 | 238.42 |
| | 26 October 2007 | Buy | 6,300 | 225.83 |
| | 23 October 2007 | Buy | 18,250 | 219.40 |

| *Name* | *Date* | *Transaction Type* | *Number of Banco Santander ADSs* | *Price (MXP)* |
|---|---|---|---|---|
| Gestión Santander México S.A. de C.V *(continued).* | 16 October 2007 | Buy | 143,000 | 213.29 |
| | 30 August 2007 | Sell | 1,900 | 198.50 |
| | 29 August 2007 | Buy | 2,600 | 202.82 |
| | 9 August 2007 | Sell | 32,720 | 205.97 |
| | 31 July 2007 | Sell | 137,250 | 204.49 |
| | | | | *Price (US$)* |
| Santander Santiago S.A. AGF - BPI Miami | 14 February 2008 | Buy | 10,000 | 16.85 |
| | 16 November 2007 | Sell | 900 | 21.50 |
| Santander Rio Asset Management G.F.C.I.S.A | 19 June 2008 | Sell | 7,127 | 18.65 |
| | 19 May 2008 | Buy | 4,043 | 22.15 |
| | 19 February 2008 | Sell | 16,403 | 17.08 |
| | 5 February 2008 | Buy | 9,030 | 16.61 |
| | 7 January 2008 | Buy | 4,803 | 20.87 |
| | 30 November 2007 | Buy | 3,188 | 21.55 |
| | 21 November 2007 | Sell | 3,231 | 21.51 |
| | 07 November 2007 | Sell | 6,412 | 20.92 |
| | 11 September 2007 | Buy | 24,266 | 17.77 |
| | 15 August 2007 | Sell | 2,888 | 17.87 |
| | 14 August 2007 | Sell | 4,485 | 18.18 |

*Banco Santander Options*

| *Name* | *Date* | *Transaction Type* | *Type of Banco Santander Securities* | *Nature of Holding* | *Number of Banco Santander Shares* | *Ratio* | *Price (€)* |
|---|---|---|---|---|---|---|---|
| Santander Seguros y Reaseguros Compania Aseguradora S.A. | 26 December 2007 | Sell | Call Option @ €12.00 March 2008 | Long | 6,000 | 100 | 278.00 |
| | 1 February 2008 | Buy | Call Option @ €12.00 March 2008 | Long | 1,000 | 100 | 66.00 |
| | 7 February 2008 | Buy | Call Option @ €12.00 March 2008 | Long | 2,000 | 100 | 43.00 |
| | 19 March 2008 | Buy | Call Option @ €12.00 March 2008 | Long | 9,000 | 100 | 5.00 |
| Banco Español de Credito, S.A. | 22 July 2008 | Buy | Call Option @ €11.50 19 September 2008 | Long | 75,000 | 1 | |
| | | Buy | Call Option @ €12.50 19 September 2008 | Long | 75,000 | 1 | |

| Name | Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|---|---|
| Banco Español de Credito, S.A. *(continued)* | 9 June 2008 to 8 July 2008 | Buy | Call Option @ €9.75 1 December 2007 | Long | 43 | 1 | 0.00 |
| | | Buy | Call Option @ €10.00 1 December 2007 | Long | 2,650 | 1 | 0.00 |
| | | Buy | Call Option @ €10.50 1 December 2007 | Long | 7,650 | 1 | 0.00 |
| | | Buy | Call Option @ €11.00 1 December 2007 | Long | 7,000 | 1 | 0.00 |
| | | Buy | Call Option @ €11.50 1 September 2008 | Long | 20,000 | 1 | 0.43 to 0.44 |
| | | Buy | Call Option @ €11.50 1 June 2012 | Long | 1,000 | 1 | 4.60 |
| | | Buy | Call Option @ €12.00 1 March 2008 | Long | 5,086 | 1 | 0.40 to 0.51 |
| | | Sell | Call Option @ €12.00 1 March 2008 | Long | 5,086 | 1 | 0.00 |
| | | Buy | Call Option @ €12.00 1 June 2008 | Long | 500 | 1 | 0.00 |
| | | Buy | Call Option @ €13.00 1 September 2008 | Long | 500 | 1 | 0.00 |
| | | Sell | Call Option @ €13.00 1 September 2008 | Long | 2,800 | 1 | 0.34 to 0.92 |
| | | Sell | Call Option @ €13.00 1 December 2008 | Long | 2,500 | 1 | 1.03 |
| | | Buy | Call Option @ €13.00 1 March 2008 | Long | 14,834 | 1 | 0.10 to 0.19 |
| | | Buy | Call Option @ €13.00 1 March 2008 | Long | 15,000 | 1 | 0.90 |
| | | Buy | Call Option @ €13.00 1 June 2008 | Long | 4,500 | 1 | 0.31 |
| | | Sell | Call Option @ €13.00 1 June 2008 | Long | 4,844 | 1 | 0.00 to 1.50 |
| | | Buy | Call Option @ €13.50 1 September 2007 | Long | 2 | 1 | 0.12 to 0.14 |

| *Name* | *Date* | *Transaction Type* | *Type of Banco Santander Securities* | *Nature of Holding* | *Number of Banco Santander Shares* | *Ratio* | *Price (€)* |
|---|---|---|---|---|---|---|---|
| Banco Español de Credito, S.A. *(continued)* | | Sell | Call Option @ €13.50 1 September 2007 | Long | 2 | 1 | 0.00 |
| | | Buy | Call Option @ €13.50 1 March 2009 | Long | 3,00 | 1 | 1.00 |
| | | Buy | Call Option @ €14.00 1 September 2007 | Long | 6,000 | 1 | 0.00 to 0.34 |
| | | Sell | Call Option @ €14.00 1 September 2007 | Long | 6,000 | 1 | 0.00 to 0.34 |
| | | Buy | Call Option @ €14.00 1 December 2007 | Long | 6,000 | 1 | 0.73 |
| | | Sell | Call Option @ €14.00 1 December 2007 | Long | 13,520 | 1 | 0.00 to 0.73 |
| | | Buy | Call Option @ €14.00 1 March 2008 | Long | 5,000 | 1 | 0.00 |
| | | Buy | Call Option @ €14.00 1 June 2008 | Long | 5,000 | 1 | 0.00 |
| | | Sell | Call Option @ €14.00 1 June 2008 | Long | 5,000 | 1 | 0.80 to 0.81 |
| | | Sell | Call Option @ €14.00 1 December 2008 | Long | 100 | 1 | 2.05 |
| | | Buy | Call Option @ €14.50 1 December 2007 | Long | 6,302 | 1 | 0.00 to 0.35 |
| | | Sell | Call Option @ €14.50 1 December 2007 | Long | 6,302 | 1 | 0.34 to 01.13 |
| | | Buy | Call Option @ €14.50 1 March 2008 | Long | 5,000 | 1 | 0.78 |
| | | Sell | Call Option @ €14.50 1 March 2008 | Long | 5,000 | 1 | 0.00 |
| | | Buy | Call Option @ €14.50 1 June 2008 | Long | 10 | 1 | 0.30 |
| | | Sell | Call Option @ €14.50 1 June 2008 | Long | 10 | 1 | 0.00 |

| Name | Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|---|---|
| Banco Español de Credito, S.A. *(continued)* | | Sell | Call Option @ €15.00 1 September 2007 | Long | 421 | 1 | 0.00 |
| | | Buy | Call Option @ €15.00 1 December 2007 | Long | 7,500 | 1 | 0.18 to 0.41 |
| | | Sell | Call Option @ €15.00 1 December 2007 | Long | 2,385 | 1 | 0.00 to 0.06 |
| | | Sell | Call Option @ €15.00 1 June 2008 | Long | 5,000 | 1 | 0.00 |
| | | Buy | Call Option @ €16.00 1 March 2008 | Long | 5,000 | 1 | 0.40 |
| | | Sell | Call Option @ €16.00 1 March 2008 | Long | 5,000 | 1 | 0.00 |
| | | Buy | Call Option @ €17.00 1 June 2012 | Long | 1,000 | 1 | 2.20 |
| | | Buy | Call Option @ €17.50 1 December 2008 | Long | 100 | 1 | 0.58 |
| | | Buy | Put Option @ €11.00 1 March 2008 | Long | 925 | 1 | 0.07 to 0.25 |
| | | Sell | Put Option @ €11.00 1 March 2008 | Long | 1,428 | 1 | 0.00 |
| | | Buy | Put Option @ €11.50 1 March 2008 | Long | 401 | 1 | 0.12 to 0.26 |
| | | Sell | Put Option @ €11.50 1 March 2008 | Long | 401 | 1 | 0.00 to 0.13 |
| | | Sell | Put Option @ €11.50 1 September 2008 | Long | 20,000 | 1 | 0.75 |
| | | Buy | Put Option @ €11.50 1 June 2008 | Long | 240 | 1 | 0.73 |
| | | Sell | Put Option @ €11.50 1 June 2008 | Long | 240 | 1 | 0.00 |
| | | Buy | Put Option @ €11.50 1 December 2008 | Long | 800 | 1 | 0.91 |
| | | Buy | Put Option @ €11.50 1 June 2012 | Long | 1,000 | 1 | 1.30 |

| Name | Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|---|---|
| Banco Español de Credito, S.A. *(continued)* | | Buy | Put Option @ €12.00 1 December 2007 | Long | 7,200 | 1 | 0.00 |
| | | Buy | Put Option @ €12.00 1 March 2008 | Long | 10,000 | 1 | 0.00 to 0.70 |
| | | Sell | Put Option @ €12.00 1 March 2008 | Long | 10,000 | 1 | 0.46 to 0.52 |
| | | Buy | Put Option @ €12.00 1 June 2008 | Long | 2,500 | 1 | 0.00 |
| | | Sell | Put Option @ €12.00 1 June 2008 | Long | 3,000 | 1 | 0.90 to 0.90 |
| | | Sell | Put Option @ €12.00 1 December 2009 | Long | 10,000 | 1 | 1.28 to 1.35 |
| | | Sell | Put Option @ €12.50 1 September 2007 | Long | 282 | 1 | 0.00 |
| | | Buy | Put Option @ €12.50 1 December 2007 | Long | 5,065 | 1 | 0.00 |
| | | Sell | Put Option @ €12.50 1 December 2007 | Long | 5,065 | 1 | 0.05 |
| | | Buy | Put Option @ €12.50 1 March 2008 | Long | 10 | 1 | 0.32 |
| | | Sell | Put Option @ €12.50 1 March 2008 | Long | 10 | 1 | 0.00 |
| | | Buy | Put Option @ €12.50 1 December 2008 | Long | 900 | 1 | 1.15 |
| | | Buy | Put Option @ €13.00 1 September 2007 | Long | 5,137 | 1 | 0.00 to 0.17 |
| | | Sell | Put Option @ €13.00 1 September 2007 | Long | 4,000 | 1 | 0.35 |
| | | Buy | Put Option @ €13.00 1 December 2007 | Long | 2,625 | 1 | 0.28 to 0.85 |
| | | Sell | Put Option @ €13.00 1 December 2007 | Long | 2,625 | 1 | 0.00 |

| Name | Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|---|---|
| Banco Español de Credito, S.A. *(continued)* | | Buy | Put Option @ €13.00 1 March 2008 | Long | 201 | 1 | 0.41 to 0.48 |
| | | Sell | Put Option @ €13.00 1 March 2008 | Long | 201 | 1 | 0.00 |
| | | Buy | Put Option @ €13.00 1 June 2008 | Long | 7,500 | 1 | 0.00 |
| | | Sell | Put Option @ €13.00 1 June 2008 | Long | 2,500 | 1 | 0.82 |
| | | Sell | Put Option @ €13.00 1 June 2008 | Long | 250 | 1 | 1.20 |
| | | Buy | Put Option @ €13.50 1 September 2007 | Long | 8,525 | 1 | 0.00 |
| | | Sell | Put Option @ €13.50 1 September 2007 | Long | 1,025 | 1 | 0.65 to 0.83 |
| | | Buy | Put Option @ €13.50 1 December 2007 | Long | 2,500 | 1 | 0.90 |
| | | Sell | Put Option @ €13.50 1 September 2007 | Long | 2,500 | 1 | 0.00 |
| | | Buy | Put Option @ €13.50 1 June 2008 | Long | 3,500 | 1 | 0.00 to 0.80 |
| | | Sell | Put Option @ €13.50 1 June 2008 | Long | 3,500 | 1 | 0.67 |
| | | Buy | Put Option @ €13.50 1 December 2009 | Long | 2,500 | 1 | 1.86 |
| | | Buy | Put Option @ €14.00 1 September 2007 | Long | 20 | 1 | 0.00 |
| | | Buy | Put Option @ €14.00 1 June 2008 | Long | 6,300 | 1 | 0.00 |
| | | Sell | Put Option @ €14.00 1 June 2008 | Long | 6,300 | 1 | 1.20 |
| | | Buy | Put Option @ €14.50 1 December 2007 | Long | 32 | 1 | 0.50 to 0.52 |

| Name | Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|---|---|
| Banco Español de Credito, S.A. *(continued)* | | Sell | Put Option @ €14.50 1 December 2007 | Long | 732 | 1 | 1.20 |
| | | Sell | Put Option @ €14.50 1 March 2008 | Long | 1,000 | 1 | 0.00 |
| | | Sell | Put Option @ €14.50 1 June 2008 | Long | 400 | 1 | 0.00 |
| | | Buy | Put Option @ €15.00 1 June 2008 | Long | 240 | 1 | 0.00 |
| | | Sell | Put Option @ €15.00 1 June 2008 | Long | 240 | 1 | 3.38 |
| | | Buy | Put Option @ €17.00 1 June 2012 | Long | 1,000 | 1 | 3.50 |
| | 9 May 2008 to 8 June 2008 | Buy | Put Option @ €11.00 1 March 2008 | Long | 5,703 | 1 | 0.00 to 0.31 |
| | | Buy | Put Option @ €11.00 1 September 2007 | Long | 200 | 1 | 0.00 |
| | | Buy | Put Option @ €11.00 1 December 2007 | Long | 5,000 | 1 | 0.00 |
| | | Buy | Put Option @ €10.50 1 March 2008 | Long | 1,000 | 1 | 0.20 |
| | | Sell | Put Option @ €10.50 1 March 2008 | Long | 1,000 | 1 | 0.00 |
| | | Buy | Put Option @ €10.00 1 December 2007 | Long | 2,500 | 1 | 0.00 |
| | | Sell | Put Option @ €10.50 1 December 2007 | Long | 20,000 | 1 | 0.00 |
| | | Buy | Put Option @ €10.50 1 September 2009 | Long | 30 | 1 | 0.62 |
| | | Buy | Put Option @ €9.75 1 December 2007 | Long | 150 | 1 | 0.00 |
| | | Buy | Put Option @ €8.00 1 December 2007 | Long | 5,000 | 1 | 0.00 |

| Name | Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|---|---|
| Banco Español de Credito, S.A. *(continued)* | | Buy | Put Option @ €8.75 1 December 2007 | Long | 150 | 1 | 0.00 |
| | | Sell | Put Option @ €9.00 1 December 2007 | Long | 50 | 1 | 0.00 |
| | | Buy | Put Option @ €9.25 1 December 2007 | Long | 150 | 1 | 0.00 |
| | | Buy | Put Option @ €9.50 1 December 2007 | Long | 150 | 1 | 0.00 |
| Banif Gestión SGIIC, S.A. | 5 August 2008 | Sell | Put Option @ €14.50 December 2008 | Short | 25,000 | 1 | 1.98 |
| | | Sell | Put Option @ €13.50 December 2008 | Short | 25,000 | 1 | 1.61 |
| | | Sell | Put Option @ €13.00 December 2008 | Short | 25,000 | 1 | 1.29 |
| | | Buy | Put Option @ €13.00 September 2008 | Long | 25,000 | 1 | 1.02 |
| | | Buy | Put Option @ €13.50 September 2008 | Long | 25,000 | 1 | 1.40 |
| | | Buy | Put Option @ €14.00 September 2008 | Long | 25,000 | 1 | 1.84 |
| | 30 July 2008 | Buy | Put Option @ €11.00 September 2008 | Long | 100,000 | 1 | 0.21 |
| | 24 July 2008 | Sell | Put Option @ €13.50 September 2008 | Short | 30,000 | 1 | 0.15 |
| | 23 July 2008 | Sell | Put Option @ €10.50 December 2008 | Short | 20,000 | 1 | 0.42 |
| | 8 July 2008 to 9 June 2008 | Buy | Call Option @ €13.00 June 2008 | Long | 50,000 | 1 | 0.07 |

| Name | Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|---|---|
| Banif Gestión SGIIC, S.A. *(continued)* | 8 June 2008 to 9 May 2008 | Buy | Call Option @ €15.00 September 2008 | Short | 11,100 | 1 | 0.15 |
| | | Buy | Call Option @ €16.00 December 2008 | Short | 11,100 | 1 | 0.15 |
| | | Buy | Put Option @ €13.50 1 September 2007 | Short | 25,000 | 1 | 0.39 |
| | | Buy | Put Option @ €13.00 1 June 2008 | Short | 3,000 | 1 | 0.21 |
| | | Buy | Put Option @ €13.00 1 September 2008 | Short | 25,000 | 1 | 0.27 |
| | | Buy | Put Option @ €14.00 1 September 2008 | Short | 25,000 | 1 | 0.55 |
| | | Buy | Put Option @ €12.50 December 2008 | Short | 10,000 | 1 | 0.43 |
| | | Buy | Put Option @ €11.00 December 2008 | Short | 46,100 | 1 | 0.13 |
| | 8 May 2008 to 9 February 2008 | Buy | Call Option @ €14.00 June 2008 | Short | 50,000 | 1 | 0.34 |
| | | Buy | Call Option @ €15.00 December 2008 | Short | 75,000 | 1 | 0.41 to 0.55 |
| | | Buy | Call Option @ €13.00 September 2008 | Long | 4,000 | 1 | 0.77 |
| | | Buy | Call Option @ €15.00 June 2008 | Short | 7,500 | 1 | 0.08 |
| | | Sell | Call Option @ €13.00 June 2008 | Short | 50,00 | 1 | 0.53 |
| | | Sell | Call Option @ €13.00 September 2008 | Short | 4,000 | 1 | 0.81 |
| | | Buy | Put Option @ €13.00 1 June 2008 | Long | 50,000 | 1 | 0.40 |

| *Name* | *Date* | *Transaction Type* | *Type of Banco Santander Securities* | *Nature of Holding* | *Number of Banco Santander Shares* | *Ratio* | *Price (€)* |
|---|---|---|---|---|---|---|---|
| Banif Gestión SGIIC, S.A. *(continued)* | | Buy | Put Option @ €11.00 December 2008 | Short | 65,300 | 1 | 0.31 |
| | | Buy | Put Option @ €11.50 June 2008 | Short | 307,500 | 1 | 0.16 to 0.20 |
| | | Buy | Put Option @ €12.00 June 2008 | Short | 50,000 | 1 | 0.62 |
| | | Buy | Put Option @ €11.00 June 2008 | Short | 100,000 | 1 | 0.33 |
| | 8 February 2008 to 9 November 2007 | Buy | Call Option @ €15.00 December 2007 | Short | 27,000 | 1 | 0.40 |
| | | Buy | Call Option @ €15.00 December 2007 | Long | 27,000 | 1 | 0.29 |
| | | Buy | Put Option @ €12.50 1 December 2007 | Long | 70,000 | 1 | 0.05 |
| | | Buy | Put Option @ €13.00 1 March 2008 | Short | 204,000 | 1 | 0.20 to 0.33 |
| | | Buy | Put Option @ €10.50 March 2008 | Short | 70,000 | 1 | 0.17 |
| | | Buy | Put Option @ €11.00 March 2008 | Short | 150,000 | 1 | 0.26 |
| | | Buy | Put Option @ €10.50 June 2008 | Short | 4,000 | 1 | 0.55 |
| | 8 November 2007 to 9 September 2007 | Buy | Call Option @ €14.50 December 2007 | Short | 108,600 | 1 | 0.77 to 0.86 |
| | | Buy | Call Option @ €14.50 March 2008 | Short | 379,700 | 1 | 0.62 to 1.12 |
| | | Buy | Put Option @ €13.00 1 December 2007 | Long | 10,000 | 1 | 0.63 |
| | | Buy | Put Option @ €13.50 1 December 2007 | Long | 7,500 | 1 | 0.13 |
| | | Buy | Put Option @ €14.00 1 December 2007 | Long | 10,000 | 1 | 0.46 |

| Name | Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|---|---|
| Banif Gestión SGIIC, S.A. *(continued)* | | Buy | Call Option @ €14.00 December 2007 | Short | 10,000 | 1 | 0.33 |
| | 8 September 2007 to 14 July 2007 | Buy | Call Option @ €15.00 March 2008 | Long | 10,000 | 1 | 0.57 |
| | | Buy | Call Option @ €14.50 March 2008 | Long | 395,200 | 1 | 0.47 |
| | | Buy | Put Option @ €13.00 1 December 2007 | Short | 313,700 | 1 | 0.51 to 0.76 |
| | | Buy | Put Option @ €13.00 1 September 2008 | Short | 178,500 | 1 | 0.40 |
| Santander Asset Management, S.A.,SGIIC | 9 July 2008 | Buy | Call Option @ €12.50 September 2008 | Short | 11,400 | 1 | 0.491 |
| | | Buy | Call Option @ €15.00 September 2008 | Long | 11,400 | 1 | 0.08 |
| | 8 July 2008 to 9 June 2008 | Buy | Call Option @ €12.50 September 2008 | Short | 13,500 | 1 | 0.61 |
| | | Buy | Call Option @ €15.00 September 2008 | Long | 13,500 | 1 | 0.10 |
| | 8 May 2008 to 9 February 2008 | Buy | Call Option @ €18.00 December 2008 | Short | 70,500 | 1 | 0.60 |
| | | Buy | Call Option @ €12.50 September 2008 | Short | 8,900 | 1 | 1.38 |
| | | Buy | Call Option @ €15.00 September 2008 | Long | 8,900 | 1 | 0.30 |
| | | Buy | Call Option @ €12.50 September 2008 | Short | 117,000 | 1 | 1.16 |
| | | Buy | Call Option @ €12.50 September 2008 | Long | 234,000 | 1 | 1.16 |
| | | Buy | Call Option @ €15.00 September 2008 | Short | 234,000 | 1 | 0.25 |

| *Name* | *Date* | *Transaction Type* | *Type of Banco Santander Securities* | *Nature of Holding* | *Number of Banco Santander Shares* | *Ratio* | *Price (€)* |
|---|---|---|---|---|---|---|---|
| Santander Asset Management, S.A.,SGIIC *(continued)* | | Buy | Call Option @ €15.00 September 2009 | Long | 117,000 | 1 | 0.25 |
| | 8 November 2007 to 9 September 2007 | Buy | Call Option @ €14.50 March 2008 | Short | 8,500 | 1 | 0.51 to 1.12 |
| | | Buy | Call Option @ €13.00 December 2007 | Short | 50,000 | 1 | 1.14 |
| | | Buy | Call Option @ €14.50 December 2007 | Long | 80,000 | 1 | 0.37 |
| | | Buy | Put Option @ €12.50 1 December 2007 | Long | 30,000 | 1 | 0.16 |
| | | Buy | Put Option @ €12.50 1 December 2007 | Long | 15,200 | 1 | 0.24 |
| | | Buy | Put Option @ €12.00 December 2007 | Short | 7,200 | 1 | 0.24 |
| | 8 September 2007 to 14 July 2007 | Buy | Call Option @ €14.50 March 2008 | Long | 8,500 | 1 | 0.47 |
| | | Buy | Call Option @ €18.00 December 2008 | Long | 625,000 | 1 | 0.34 to 0.35 |
| | | Buy | Call Option @ €14.50 September 2007 | Long | 3,000 | 1 | 0.20 |
| | | Buy | Call Option @ €14.50 September 2007 | Short | 6,000 | 1 | 0.40 |
| Santander Asset Management Luxembourg SA | 8 September 2007 to 14 July 2007 | Buy | Call Option @ €18.00 December 2008 | Long | 150,000 | 1 | 0.34 to 0.35 |
| Santander Carteras SGC | 8 July 2008 to 9 June 2008 | Buy | Call Option @ €13.00 December 2008 | Short | 425,000 | 1 | 0.62 |
| | | Buy | Put Option @ €11.50 1 June 2008 | Short | 425,000 | 1 | 0.05 |
| | | Buy | Put Option @ €10.50 1 December 2008 | Short | 425,000 | 1 | 0.45 |

| Name | Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|---|---|
| Santander Carteras SGC *(continued)* | | Buy | Put Option @ €11.50 1 December 2008 | Long | 425,000 | 1 | 0.75 |
| | 8 February 2008 to 9 November 2007 | Buy | Call Option @ €13.00 December 2008 | Short | 425,000 | 1 | 0.40 to 0.41 |
| | | Buy | Put Option @ €10.50 1 June 2008 | Short | 425,000 | 1 | 0.52 |
| | | Buy | Put Option @ €11.50 1 June 2008 | Short | 425,000 | 1 | 0.90 |

### *Banco Santander Warrants*

| Name | Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|---|---|
| Santander Asset Management S.A. SGIIC | 22 May 2008 | Buy | Call Warrant | Long | 125,000 | 1 | 0.08 |

### *Banco Santander CFDs*

| Name | Date | Type of Banco Santander Securities | Transaction Type | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|---|
| Wallcesa, S.A | 31 July 2008 | Long CFDs | Sell | 580,000 | 1 | 12.55 |
| | 30 July 2008 | Long CFDs | Sell | 1,730,000 | 1 | 12.45 |
| | 24 July 2008 | Long CFDs | Sell | 300,000 | 1 | 12.31 |
| | 11 July 2008 | Long CFDs | Buy | 503,382 | 1 | 11.24 |
| | 9 June 2008 to | Long CFDs | Buy | 45,746,618 | 1 | 11.55 to 12.17 |
| | 8 July 2008 | Long CFDs | Sell | 275,000 | 1 | 14.39 |
| | 8 June 2008 to 9 May 2008 | Long CFDs | Buy | 12,225,000 | 1 | 12.34 to 14.20 |
| | 9 February 2008 to | Long CFDs | Buy | 12,800,000 | 1 | 11.61 to 14.11 |
| | 8 May 2008 | Long CFDs | Sell | 19,720,000 | 1 | 12.05 to 14.17 |
| | 9 November 2007 to | Long CFDs | Buy | 119,270,000 | 1 | 11.47 to 14.95 |
| | 8 February 2008 | Long CFDs | Sell | 2,750,000 | 1 | 12.71 to 15.11 |
| | | Short CFDs | Sell | 27,025,000 | 1 | 14.95 |
| | 9 September 2007 to | Long CFDs | Buy | 38,880,093 | 1 | 12.55 to 13.94 |
| | 8 November 2007 | Long CFDs | Sell | 132,930,093 | 1 | 13.43 to 15.00 |
| | | Short CFDs | Buy | 92,547,498 | 1 | 13.77 to 14.49 |
| | | Short CFDs | Sell | 65,522,498 | 1 | 13.88 to 15.01 |
| | 14 July 2007 to | Long CFDs | Buy | 8,725,514 | 1 | 12.75 to 14.00 |
| | 8 September 2007 | Long CFDs | Sell | 11,980,141 | 1 | 12.51 to 14.26 |

### *Banco Santander Futures*

| Name | Date | Transaction Type | Type of Banco Santander Securities | Nature of Holding | Number of Banco Santander Shares | Ratio | Price (€) |
|---|---|---|---|---|---|---|---|
| Banesto Español de Credito, S.A. | 9 February 2008 to 8 May 2008 | Buy | Futures September 2008 | Long | 2,607,700 | 100 | 11.80 to 12.34 |
| | 9 November 2007 to 8 February 2008 | Buy | Futures June 2008 | Long | 2,749,200 | 100 | 11.96 to 11.96 |
| | | Sell | Futures June 2008 | Long | 2,520,500 | 100 | 11.79 to 12.32 |
| | | Buy | Futures September 2008 | Long | 141,500 | 100 | 12.10 to 12.57 |

| *Name* | *Date* | *Transaction Type* | *Type of Banco Santander Securities* | *Nature of Holding* | *Number of Banco Santander Shares* | *Ratio* | *Price (€)* |
|---|---|---|---|---|---|---|---|
| Banesto Español de Credito, S.A. *(continued)* | 9 September 2007 to 8 November 2007 | Sell | Futures June 2008 | Long | 140,700 | 100 | 12.07 to 12.24 |
| | 8 July 2007 to 8 September 2007 | Buy | Futures June 2008 | Long | 106,000 | 100 | 14.24 to 14.25 |
| | | Sell | Futures June 2008 | Long | 194,000 | 100 | 12.07 to 14.25 |
| Banif Gestión SGIIC, S.A. | 8 June 2008 to 9 May 2008 | Buy | Futures June 2008 | Long | 29,600 | 100 | 13.43 |
| | | | | Short | 29,600 | 100 | 13.57 |
| | 9 November 2007 to 8 February 2008 | Buy | Futures March 2008 | Short | 1,200 | 100 | 12.71 |
| Santander Pensiones, S.A. | 9 November 2007 to 8 February 2008 | Buy | Futures December 2008 | Short | 2,897,200 | 100 | 15.00 |
| | | Buy | Futures December 2008 | Long | 2,897,200 | 100 | 12.77 to 14.26 |
| | 9 September 2007 to 8 November 2007 | Buy | Futures December 2008 | Short | 2,897,200 | 100 | 12.77 to 12.78 |
| Santander Asset Management Luxembourg S.A. | 18 June 2008 | Buy | Futures September 2008 | Long | 78,000 | 100 | 12.36 |
| | 18 June 2008 | Buy | Futures June 2008 | Long | 78,000 | 100 | 12.32 |
| | 7 April 2008 | Buy | Futures June 2008 | Long | 78,000 | 100 | 13.37 |
| Santander Asset Management S.A., SGIIC | 10 July 2008 | Buy | Futures September 2008 | Long | 20,000 | 100 | 11.52 to 11.53 |
| | 9 June 2008 to 8 July 2008 | Buy | Futures September 2008 | Long | 160,000 | 100 | 11.57 to 12.60 |
| | 9 May 2008 to 8 June 2008 | Buy | Futures June 2008 | Short | 30,000 | 100 | 12.12 |
| | 9 February 2008 to 8 May 2008 | Buy | Futures March 2008 | Long | 5,000 | 100 | 11.48 |
| | | Buy | Futures June 2008 | Short | 30,000 | 100 | 12.66 to 14.18 |
| | | Buy | Futures June 2008 | Long | 40,000 | 100 | 13.11 to 13.12 |
| | 9 November 2007 to 8 February 2008 | Buy | Futures December 2007 | Long | 90,000 | 100 | 14.67 to 15.00 |
| | | Buy | Futures December 2007 | Short | 13,086,800 | 100 | 14.43 to 15.00 |
| | | Buy | Futures December 2008 | Long | 10,000 | 100 | 13.47 |
| | | Buy | Futures March 2008 | Short | 15,000 | 100 | 13.87 |
| | 9 September 2007 to 8 November 2007 | Buy | Futures December 2007 | Long | 14,170,500 | 100 | 12.77 to 14.60 |

| *Name* | *Date* | *Transaction Type* | *Type of Banco Santander Securities* | *Nature of Holding* | *Number of Banco Santander Shares* | *Ratio* | *Price (€)* |
|---|---|---|---|---|---|---|---|
| Santander Asset Management S.A., SGIIC *(continued)* | 9 September 2007 to 8 November 2007 | Buy | Futures December 2007 | Short | 559,440 | 100 | 13.37 to 13.38 |
| Santander Carteras SGC | 9 September 2007 to 8 November 2007 | Buy | Futures September 2008 | Long | 150,000 | 100 | 13.31 |
| | | Buy | Futures December 2007 | Long | 75,000 | 100 | 13.89 to 14.00 |
| | | Buy | Futures December 2007 | Short | 75,000 | 100 | 13.51 |
| | 8 July 2007 to 8 September 2007 | Buy | Futures September 2007 | Long | 262,500 | 100 | 13.11 to 13.30 |
| | | | Futures September 2007 | Short | 412,500 | 100 | 12.90 to 13.98 |

(iv) Since the start of the disclosure period, the following dealings for value in relevant Banco Santander Securities have taken place by connected advisers to Banco Santander:

| *Name* | *Date* | *Transaction Type* | *Number of A&L Shares* | *Price (£)* |
|---|---|---|---|---|
| Merrill Lynch International | 14 July | Buy | 373,439 | 11.04 to 11.41 |
| | | Sell | 132,155 | 11.18 to 11.38 |
| | 11 July | Buy | 109,372 | 11.45 to 11.58 |
| | | Sell | 241,948 | 11.20 to 11.59 |
| | 10 July | Buy | 248,142 | 11.22 to 11.66 |
| | | Sell | 173,683 | 11.44 to 11.68 |
| | 9 July | Buy | 111,278 | 11.04 to 11.80 |
| | | Sell | 98,880 | 11.46 to 11.78 |
| | 9 June 2008 to 8 July 2008 | Buy | 3,411,711 | 11.14 to 12.63 |
| | | Sell | 3,563,834 | 11.04 to 12.63 |
| | 9 May 2008 to 8 June 2008 | Buy | 2,799,862 | 12.40 to 14.41 |
| | | Sell | 2,388,355 | 12.41 to 14.39 |
| | 9 February 2008 to 8 May 2008 | Buy | 11,530,748 | 11.05 to 14.26 |
| | | Sell | 12,019,625 | 11.05 to 14.19 |
| | 9 November 2007 to 8 February 2008 | Buy | 11,398,069 | 10.56 to 15.21 |
| | | Sell | 11,886,137 | 11.05 to 15.08 |
| | 9 September 2007 to 8 November 2007 | Buy | 3,326,711 | 13.59 to 15.16 |
| | | Sell | 2,654,263 | 13.66 to 15.17 |

(v) Save as disclosed above, since the start of the disclosure period: (A) neither Banco Santander nor Banco Santander Directors; (B) no associates (as defined by the City Code) of Banco Santander; (C) no pension funds of Banco Santander; (D) no employment benefit trust of Banco Santander; (E) no connected adviser to Banco Santander or anyone acting in concert with Banco Santander nor any person controlling, controlled by or under the same control or any connected adviser (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship with Banco Santander (as defined in Note 6 on Rule 8 of the City Code) or any associate of Banco Santander, nor any of their respective associates has effected any dealings for value (including the exercise of options) in A&L Shares

(or any other securities issued by A&L required to be disclosed under Rule 24.3 of the City Code).

**8. General**

(a) No person has an indemnity or other relationship with A&L (as defined by Note 6 on Rule 8 of the City Code) or any associate (as defined by the City Code) of A&L.

(b) Save as disclosed above, as at the close of business on 8 August 2008 (the latest practicable date prior to the posting of this document), neither Banco Santander nor any Banco Santander Director, nor any member of their immediate families or related trusts nor (so far as the directors are aware having made due and careful enquiry) any connected persons, nor any person acting in concert with Banco Santander, owns, controls or (in the case of the Banco Santander Directors, their immediate families and related trusts and connected persons) was interested, directly or indirectly, in any relevant securities in A&L or Banco Santander nor has any such person dealt for value therein during the disclosure period.

(c) There is no agreement, arrangement or understanding by which the beneficial ownership of any of the A&L Shares to be acquired pursuant to the Acquisition will be transferred to any other person, save that Banco Santander reserves the right to transfer any such shares to any other member of the Banco Santander Group or to one or more nominees.

(d) Settlement of the consideration to which each A&L Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which Banco Santander may otherwise be, or claim to be entitled, against such shareholder.

(e) The total emoluments receivable by the Banco Santander Directors will not be affected by the Acquisition.

(f) Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between Banco Santander or any person acting in concert with it and any of the A&L Directors, recent directors, shareholders or recent shareholders of A&L or any person interested or recently interested in A&L Shares having any connection with or dependence upon or which is conditional upon the Acquisition.

(g) Neither A&L, nor any person acting in concert with A&L, has borrowed or lent any relevant securities of either A&L or Banco Santander, save for any borrowed shares which have been either on-lent or sold.

(h) For the purposes of Sections 6, 7 and 8 of this Part 10:

(i) "disclosure period" means the period commencing on 14 July 2007 (the date 12 months prior to the date on which A&L announced that it had received an approach) and ending on 8 August 2008 (the latest practicable date prior to the posting of this document);

(ii) subject to any dispensation granted by the Panel, references to "acting in concert" have the same meaning as in the City Code;

(iii) references to "connected adviser" have the same meaning as in the City Code; and

(iv) where not otherwise defined, "associate" means Banco Santander's or A&L's subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20 per cent or more of the equity share capital is regarded as the test of associated company status).

## 9. A&L Share Plans

The terms of the Scheme, if approved by A&L Shareholders and the Court, will bind the holders of all A&L Shares (including holders of A&L Shares issued before the Scheme Record Time upon the exercise of share options granted under the A&L Share Plans).

The implications of the Scheme for share options and share awards granted under the A&L Share Plans are described below. All options under the A&L LTIP, A&L DBPs and A&L RSP are exercisable at no cost.

(a) A&L CSOPs – options may be exercised within six months of the date on which the Scheme is sanctioned by the Court and, if not exercised in that period will lapse. In the case of the A&L 2006 CSOP, options may only be exercised to the extent any performance conditions have been satisfied, unless the Remuneration Committee deems them to be satisfied. Outstanding options under the A&L CSOPs have exercise prices ranging from £5.44 to £10.93 per A&L Share.

(b) A&L ShareSaves – options may be exercised, to the extent of the savings made (and interest) under the related savings contract at that time, within six months of the date on which the Scheme is sanctioned by the Court and, if not exercised in that period will lapse. Outstanding options under the A&L ShareSaves have exercise prices ranging from £6.32 to £8.15 per A&L Share.

(c) A&L LTIP – options may be exercised from the date on which the Scheme is sanctioned by the Court and will then lapse on the Effective Date. The Remuneration Committee will decide the extent to which options become exercisable, having regard to the extent to which the performance period has elapsed and the satisfaction of the relevant performance targets measured up to the relevant date. If participants acquire A&L Shares pursuant to the A&L LTIP after the Dividend Record Time, they will not be entitled to the interim dividend of 18 pence per A&L Share but they will receive the cash equivalent to the interim dividend and any other dividends paid since the date of grant in proportion to the extent to which the A&L LTIP awards vest.

(d) A&L DBPs – options may be exercised within six months of the date on which the Scheme is sanctioned by the Court and, if not exercised in that period, will lapse.

(e) A&L RSP – options will be deemed to be exercised on the date on which the Scheme is sanctioned by the Court. Subject to the discretion of the Remuneration Committee to decide otherwise, options will only vest on a *pro rata* basis to reflect the extent to which the vesting period has elapsed at that date. The vesting of some options under the A&L RSP is subject to the satisfaction of performance conditions. The Remuneration Committee will determine how those performance conditions will apply to options which vest early as a result of the Acquisition.

(f) A&L SIP – the SIP Trustee already holds A&L Shares for participants and therefore participants (through the SIP Trustee) will participate in the Scheme in the same way as A&L shareholders. The New Banco Santander Shares received under the Acquisition will continue to be held by the SIP Trustee under the terms of the A&L SIP.

## 10. A&L Directors service contracts and letters of appointment

### (a) *Executive directors of A&L*

Each of the executive directors of A&L has a service contract with A&L, details of which are as follows:

| *Name of director* | *Date of contract* | *Employer* | *Salaries received for the period 1 January 2007 to 31 December 2007 (per annual report) (£)* | *Base annual salary as at 27 July 2007*[2] *(£)* | *Base annual salary as at 1 July 2008*[1] *(£)* |
|---|---|---|---|---|---|
| Richard Lee Banks | 18 December 2003 | A&L | 334,000 | 345,000 | 345,000 |
| David Jonathan Bennett | 18 December 2003 | A&L | 477,000 | 600,000 | 600,000 |
| Ian Buchanan (executive director from 07/07/08) | 13 October 2005 | A&L | N/A | N/A | 310,000 |
| Christopher Stuart Rhodes | 18 December 2003 | A&L | 396,000 | 450,000 | 450,000 |

1 Save for Ian Buchanan whose salary increase took effect on his appointment to the A&L Board.

2 Richard Banks, David Bennett and Christopher Rhodes all received additional salary increases which took effect on 1 July 2007. David Bennett and Christopher Rhodes also received a salary increase which took effect on 27 July 2007 in respect of their promotions to Group Chief Executive and Group Finance Director respectively.

Richard Banks, David Bennett and Christopher Rhodes are employed under the same terms of employment. Ian Buchanan, who was appointed to the A&L Board on 7 July 2008, is employed under different terms of employment. Differences between the terms are highlighted below.

Each of the executive directors of A&L is employed under a continuous contract of employment, which terminates on their 65th birthday. An executive director of A&L's employment may be terminated (other than for cause), by either A&L giving 12 months' written notice of termination to the director or the director giving six months' written notice to A&L.

The salaries of the executive directors of A&L are reviewed on an annual basis and any increases generally take effect on 1 July each year. Other than as disclosed above, no salary increases have been awarded to the executive directors of A&L for 2008. Each of the executive directors of A&L is eligible to participate in an annual discretionary bonus scheme under which bonus payments are payable by reference to performance criteria set by the Remuneration Committee. A proportion of any bonus (not exceeding 25 per cent or such larger proportion (up to 100 per cent) as the executive director of A&L may agree) may at the discretion of the Remuneration Committee be required or permitted to be met in the form of shares on a deferred basis. In 2007, the performance criteria combined A&L Group targets for pre-tax profit and return on equity with individual performance targets.

In 2007 the bonus for an executive director A&L for on-target performance was 75 per cent of salary with a maximum of 150 per cent of salary for exceptional performance.

The aggregate remuneration, including bonus and benefits in kind, paid to the executive directors of A&L during the year ended 31 December 2007 was £2,716,000 (excluding pension-related payments). This figure includes the remuneration of Richard Pym who left the employment of A&L on 27 November 2007. This figure does not, however, include the remuneration of Ian Buchanan, who was appointed to the A&L Board in July 2008. The aggregate amount payable (including base salary, car allowance and private medical insurance but excluding pension and bonus payments) to the executive directors of A&L under the arrangements in force at the time of this document is estimated to amount to £1,765,754 for the current financial year.

All of the executive directors of A&L hold options under the A&L CSOPs. These will normally vest after three years, subject, where applicable, to attainment of relevant performance conditions. All of the executive directors of A&L have been granted awards of deferred share options and matched share options under the A&L DBPs. All of the executive directors of A&L have been granted awards under

the A&L LTIP. Executive directors of A&L are also eligible to participate in the A&L ShareSaves and the A&L SIP, on the same basis as other eligible employees.

Richard Banks, David Bennett and Christopher Rhodes are all members of the defined benefit section of the A&L pension scheme. In relation to Richard Banks and Christopher Rhodes, the pension scheme provides a pension of l/60th of pensionable salary, averaged over the last 12 months prior to retirement, for each year of pensionable service. In relation to David Bennett, the pension scheme and the unfunded unapproved arrangement together provide a pension of two-thirds of his final pensionable salary, inclusive of any retirement benefits received from service at other organisations.

Ian Buchanan is a member of the defined contribution section of the A&L pension scheme. The scheme requires A&L to make a contribution of 9 per cent of pensionable salary and Ian Buchanan to make a minimum contribution of 5 per cent of his pensionable salary to it.

Executive directors of A&L are eligible for a range of other benefits, which include the provision of a car allowance, life assurance and membership of a private medical insurance scheme.

The contractual provisions for Richard Banks, David Bennett and Christopher Rhodes state that, if the employment of an executive director of A&L is terminated by A&L for any reason (other than for cause) without 12 months' notice having been given, the director is entitled to receive payment of 12 months' basic salary and an extension of 12 months of pensionable service for the purpose of the calculation of pension benefits. In addition, the Remuneration Committee, having regard to the individual director's performance for the period worked may, in its absolute discretion, award a cash bonus in respect of the period worked. Life insurance and medical insurance cover will be maintained for a period of 12 months from the termination date. On termination by A&L, no such payments of salary and pensions benefits will, however, exceed a payment based on the number of months from the date of termination of employment to the executive director's of A&L's normal retirement date. There is no provision for receipt of additional compensation in the event of a change of control.

The contractual provisions for Ian Buchanan state that A&L has the discretion to terminate his employment immediately by paying basic salary (less any tax which A&L may be required to deduct and less any earnings or other employment related benefits which he actually receives during the period of notice, subject to him always receiving his statutory minimum notice) in lieu of the relevant notice period given by A&L, or by him to A&L or in lieu of part of the relevant notice period if, at A&L's request, he has worked during part of such period.

Notwithstanding the terms of Ian Buchanan's contract, all senior managers are entitled to receive redundancy compensation from A&L calculated as six times statutory redundancy entitlement (based on one week's actual pay rather than the capped amount) with a minimum payment of 14 weeks' salary. If Ian Buchanan is made redundant within 12 months following a change of control, he will also be entitled to receive a sum equivalent to his last annual bonus including, if applicable, any deferred element (or a sum equivalent to 10 per cent of basic salary if no bonus was received in respect of the previous year).

Except as disclosed above, no service contract of an executive director of A&L has been amended within the six months preceding the date of this document.

Appropriate retention arrangements will be introduced for all of the executive directors of A&L and other selected key employees with Banco Santander's consent, conditional on completion of the Acquisition. Each of the executive directors of A&L will be entitled, if he remains in employment until 30 November 2009, to a retention payment (payable in December 2009) equal to a specified percentage of his basic current annual salary (between 75 per cent to 125 per cent). If the employment is terminated by A&L before that date in circumstances where he is treated as a good leaver (e.g. in the event of ill health or redundancy) then he becomes entitled to an appropriate pro-rated payment. For the purposes of pro-rating the payments, 1 August 2008 will be used as a commencement date. If employment ceases for any other reason, nothing will be payable.

(b) ***Non-executive directors of A&L***

Non-executive directors of A&L do not have service contracts, but instead each has a letter of appointment setting out the terms and conditions of his or her appointment:

| *Name of Director* | *Commencement of appointment* | *Total Annual fee for 2007 including fees for membership and chairmanship of A&L Board committees (per annual report) (£)* |
|---|---|---|
| Roy Brown (Senior Independent Director/Acting Chairman) | 4 May 2007 | 66,000 |
| Malcolm Aish | 20 May 2005 | 69,000 |
| Jane Barker | 1 January 2004 | 69,000 |
| Rodney Duke | 1 January 2006 | 56,000 |
| Mary Francis (Acting Senior Independent Director) | 2 May 2007 | 38,000 |
| Michael McTighe | 1 June 2000 | 56,000 |
| Angus Porter | 14 May 2008 | – |
| Margaret Salmon | 1 July 2004 | 68,000 |
| Jonathan Watts | 8 May 2000 | 56,000 |

Each of the non-executive directors of A&L was appointed for an initial term of two years (save for Jonathan Watts who was appointed for an initial term of three years) and the appointment is terminable by, and at the discretion of, either party with immediate effect. The appointmnents of the non-executive directors of A&L are subject to one or more extension periods of up to two years at the A&L Board's discretion, following recommendations from the nomination committee.

The Acting Chairman currently receives fees of £100,000 gross per annum for his role as Senior Independent Director and no additional fees for his role as Acting Chairman. The remaining non-executive directors of A&L are currently entitled to A&L Board fees of £57,500 gross per annum. Mary Francis has not received any additional fees for her role as Acting Senior Independent Director. All non-executive directors of A&L are also entitled to be reimbursed all reasonable out-of-pocket expenses incurred in attending A&L Board meetings and in undertaking additional duties at the request of the A&L Board. Additional fees are payable for chairing A&L Board committees. Malcolm Aish chairs the risk committee, receiving additional fees of £15,000; Jane Barker chairs the audit committee, receiving additional fees of £15,000; and Margaret Salmon chairs the Remuneration Committee receiving additional fees of £12,500.

Under the A&L Articles, A&L Directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that A&L Directors should voluntarily increase their minimum shareholding to 5,000 shares, over the initial period of appointment, has been accepted by the A&L Board.

Except as disclosed above, no letter of appointment of a non-executive director of A&L has been amended within the six months preceding the date of this document.

Except as disclosed above, there are no service contracts or letters of appointment in force between any director or proposed director with A&L or the A&L Group as at the date of this document.

## 11. Material Contracts in the A&L Group

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the A&L Group during the period from 14 July 2006 and ending on 8 August 2008 (the latest practicable date prior to the posting of this document) and are, or may be, material:

(a) The Implementation Agreement dated 14 July 2008 between A&L and Banco Santander which contains certain assurances in relation to the implementation of the Scheme. The implementation agreement contains a break fee arrangement pursuant to which A&L has agreed to pay Banco

Santander a break fee of £12.6 million (inclusive of non-recoverable value added tax) if before the Acquisition is withdrawn or lapses or, with the consent of the Panel, is not made:

(i) an announcement concerning a competing proposal is made and that proposal is subsequently completed; or

(ii) the A&L Board fails unanimously and without qualification to recommend to A&L Shareholders that they vote in favour of the resolutions required to implement the Acquisition at the Court Meeting and A&L EGM or it withdraws, qualifies or adversely modifies its recommendation.

A&L has agreed that it will not solicit any competing proposal. In addition, A&L has agreed to notify Banco Santander as soon as is reasonably practicable of any approach made to A&L in relation to a credible intention to make a competing acquisition for A&L (whether by means of scheme of arrangement or otherwise) or any request for information under Rule 20.2 of the City Code.

A&L has agreed it will not offer any competing bidder transaction protections which are materially more favourable than those set out in the Implementation Agreement.

(b) A joint venture agreement (the **JVA**) dated 1 January 2008, between Ian John Williams and others (the **Vendors**), the Prepaid Card Company Limited (**PCCL**), A&L and Cupera Nominees Limited and an agreement dated 12 December 2007, for the sale and purchase of the entire share capital of Cupera International Limited (**CIL**) (now known as Money Card (Holdings) Limited) (the **SPA**) between Ian John Williams and others, PCCL and A&L.

Pursuant to the terms of the SPA, PCCL purchased the entire issued share capital of CIL from the Vendors in exchange for:

(i) the allotment to the Vendors of 802,759 ordinary shares of £0.01 in the share capital of PCCL each credited as fully paid at a price of £22.42 each, giving a total paid up value of £17,997,856;

(ii) the payment of £3,509,296.50 in cash to the Vendors; and

(iii) the issuance of £318,101.78 in loan notes by PCCL to certain Vendors.

Schedule 2 of the SPA contains a breakdown of the amount of consideration due to each Vendor.

Following the execution of the SPA, A&L owns 80 per cent of the issued share capital in PCCL and the Vendors own the other 20 per cent.

The SPA contains:

(i) certain warranties given by the Warrantors (as defined in the SPA) to A&L and by A&L to the Vendors;

(ii) limitations on the liability of the Warrantors (as defined in the SPA) and A&L under those warranties;

(iii) details of how the consideration for the sale was to be settled; and

(iv) restrictive covenants given by A&L to the Vendors and by each of the Vendors to A&L restricting each parties involvement in the prepaid card market.

The JVA contains provisions:

(i) governing the composition of the board of directors of PCCL and regulating the proceedings of the board;

(ii) detailing how PCCL is to be funded and the dividend policy of the company;

(iii) restricting how shares may be transferred; and

(iv) restricting the ability of A&L and the Vendors to compete with the prepaid card business of PCCL.

(c) A services agreement, software licence and other ancillary documentation in relation to the implementation and provision of support services, software development and hosting services by Accenture (UK) Limited (**Accenture**) and others in relation to a banking engine for A&L. The principal documents are:

(i) services agreement (**Services Agreement**) dated 28 September 2006 between Accenture and A&L for a term of ten consecutive years commencing on 28 September 2006. This agreement contains the general provisions governing the services that Accenture are to provide to A&L;

(ii) software licence agreement (**Software Licence**) dated 28 September 2006 between Accenture and A&L pursuant to which Accenture licensed certain components of software known as "Alnova" to A&L for an indefinite period;

(iii) data transfer agreements dated (A) 1 November 2006 between Accenture Inc (a company organised and existing in accordance with the laws of the Philippines) and A&L governing the processing of certain data by Accenture Inc in the Philippines and (B) 28 September 2006, between Informacio Tecnologia de Catalunya S.L. (**ITC**) (an affiliate of Accenture) and A&L governing the processing of certain data by ITC within the European Economic Area; and

(iv) deed of guarantee dated 28 September 2006 and made by Accenture Limited (a company organised and existing in accordance with the laws of Bermuda) in favour of A&L pursuant to which Accenture Limited agreed to guarantee the performance by Accenture of its obligations under the terms of the Services Agreement and the Software Licence and the performance by Accenture Inc of its obligations under the terms of the data transfer agreement between Accenture Inc and A&L.

(d) An investment agreement in connection with Lanebridge Securities Limited (**LSL**) dated 23 April 2007 and between LSL, Paul Anselm Cragg and others, Lanebridge Investment Management Limited (**Lanebridge**), Rothschild, PO NRJ S.a.r.l (a company registered in Luxembourg), Mitre Capital Partners Limited (**MCP**) and A&L (the **Investment Agreement**). Pursuant to the terms of the Investment Agreement, A&L acquired a 51 per cent stake in LSL and, between them, Lanebridge, Rothschild and PONRJ s.a.r.l. acquired the remainder. MCP had previously acquired the property development business formerly carried on by Ansbacher & Co. Limited (**Ansbacher**) from Ansbacher and, in turn, LSL acquired the entire share capital of MCP. Therefore, MCP is a wholly-owned subsidiary of LSL which, in turn, is 51 per cent owned by A&L.

Under the terms of the Investment Agreement, A&L subscribed for:

(i) 76,500 "A" shares at a cost of £75,000;

(ii) 2,983,500 preference shares at a cost of £2,983,500; and

(iii) £12,240,000 worth of loan notes.

A&L's total investment in LSL was £15,300,000.

(e) A master services agreement dated 17 October 2006 between A&L and British Telecommunications plc (**BT**), pursuant to which A&L outsourced certain of its telecommunications, networks and related services to BT for a period of five years commencing on 1 December 2006.

## 12. Material Contracts of the Banco Santander Group

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Banco Santander Group during the period from 14 July 2006 to 8 August 2008 (the last practicable date prior to the posting of this document) and are or may be material:

*ABN AMRO Holding N.V. ("ABN AMRO")*

In connection with the acquisition of ABN AMRO, Banco Santander, The Royal Bank of Scotland Group plc (**RBS**) and Fortis N.V./Fortis SA/NV (together, **Fortis** and, together with Banco Santander and RBS, the **Consortium** and each a **Consortium member**), together with RFS Holdings B.V. (**RFS Holdings**), a newly-incorporated company that is 27.9 per cent owned by Banco Santander, 38.3 per cent owned by RBS and 33.8 per cent owned by Fortis entered into a shareholders' agreement on 28 May 2007, and a supplemental shareholders' agreement on 17 September 2007 (together the **Shareholders' Agreement**).

Pursuant to its obligations under the Shareholders' Agreement, Banco Santander contributed approximately €19.8 billion to RFS Holdings for the consideration payable in respect of the offer for the entire issued share capital of ABN AMRO.

The members of the Consortium have shareholdings in RFS Holdings that are equal to their proportionate funding commitments.

*Allocation of ABN AMRO assets and liabilities*

Under the terms of the Shareholders' Agreement, the ABN AMRO businesses were allocated among the Consortium members. No changes can be made to the allocation of the businesses and assets unless the Consortium members agree otherwise.

Each of Fortis, RBS and Banco Santander must bear the costs and liabilities (historic and future) relating to the ABN AMRO assets that they ultimately acquire (with certain exceptions in relation to tax) and, where ABN AMRO assets are not acquired by any Consortium member, the relevant assets will be disposed of as soon as possible with a view to maximising value for the Consortium. Where a necessary approval for a transfer of assets to a Consortium member is not obtained, the assets will be sold and the intended acquirer will receive the proceeds of the sale.

*Governance*

The board of directors of RFS Holdings (the **RFSH Board**) still comprises four directors, two nominated by RBS and one nominated by each of Fortis and Banco Santander. One of the RBS nominees shall be the Chairman of the RFSH Board, and shall have a casting vote to decide matters on which the RFSH Board cannot otherwise agree. The Shareholders' Agreement also contains, among other things, minority protections in the form of reserved matters, provisions for determination of issues relating to restructuring where the parties are unable to agree, and undertakings to co-operate fully in respect of regulatory obligations.

*Provision of further capital*

It is intended that the ABN AMRO group continues to act as a single co-ordinated group in respect of all liabilities, requirements and regulatory interfaces. RFS Holdings will be the parent company until such time as all ABN AMRO assets have been transferred out of the group. Parental support will be granted by RBS on first resort (and ultimately shared between the Consortium members in proportion to their respective equity contributions), except in the case of a business to be acquired by one of the Consortium members, in which case the intended owner will be responsible for granting parental support.

Where the allocation of capital on restructuring results in the ratio of core capital to risk weighted assets being below a specified level in respect of a given ABN AMRO business, the other Consortium members are obliged to procure a contribution (in proportion to their respective equity capital contributions) to the affected Consortium member's acquired business, such as to increase the ratio to such specified level. Contributing Consortium members are entitled to a return on core capital according to a benchmark rate as agreed pursuant to the Shareholders' Agreement.

## 13. Irrevocable Undertakings

(a) Each of the A&L Directors, has irrevocably undertaken:

(i) to accept, or procure the acceptance of, the Offer in respect of the A&L Shares beneficially owned by them (as set out in paragraph 6(a)(i) above);

(ii) to vote in favour, or procure a vote in favour, of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the Extraordinary General Meeting required to reduce A&L's share capital, amend A&L's Articles and implement the Acquisition, in respect of their own registered and beneficial shareholdings in A&L; and

(iii) so far as is consistent with their director's duties to A&L under the Companies Act 2006 and the general law, to recommend acceptance of the Offer to the shareholders of A&L.

(b) In aggregate, the irrevocable undertakings given by the A&L Directors relate to 221,108 A&L Shares, representing approximately 0.05 per cent of the existing issued share capital of A&L.

(c) Each of the A&L Directors has further undertaken that they will not, prior to the Offer closing, lapsing or being withdrawn:

(i) sell, transfer, charge, encumber, grant any option over, or otherwise dispose of, or permit the sale, transfer, charging or other disposition or creation or grant of any other encumbrance or option over all or any of their A&L Shares except under the Offer, or accept any other offer or vote in favour of any other scheme of arrangement in respect of all or any of the shares; or

(ii) withdraw any acceptance of the Offer in respect of all or any of their A&L shares and shall procure that no rights to withdraw any acceptance in respect of their Shares are exercised; or

(iii) acquire any A&L Shares (if any such A&L Shares are acquired by such A&L Director, they shall be deemed to be covered by the undertaking); or

(iv) other than pursuant to the Offer, enter into any agreement or arrangement or (so far as they are legally able) permit any agreement or arrangement to be entered into or incur any obligation or (so far as they are legally able) permit any obligation to arise which would or might restrict or impede the acceptance or implementation of the Offer.

(d) The irrevocable undertakings do not extend to any A&L Shares which the A&L Director acquires pursuant to the exercise of an option granted under an HM Revenue & Customs approved share scheme.

(e) The obligations contained in the irrevocable undertakings will cease to be binding upon the Offer closing, lapsing or being withdrawn.

## 14. Material Changes

(a) Save as disclosed in this document, there has been no material change in any information previously published by, or on behalf of, A&L during the Offer Period.

(b) Save as disclosed in Part 6 (*A&L Group Interim Financial Statements*) and Section 3 of Part 2 (*Letter from the Chairman of Alliance & Leicester plc*) of this document, there has been no material change in the financial or trading position of A&L since 31 December 2007, being the date to which the latest audited financial statements of A&L were prepared.

(c) Save as disclosed in Part 7 (*Banco Santander Group Interim Financial Statements*) and Section 5 (*Current Trading*) of Part 4 (*Information on Banco Santander*) of this document, there has been no material change in the financial or trading position of Banco Santander since 30 June 2008, being the date to which the latest audited consolidated interim financial statements of Banco Santander were prepared.

## 15. Consents

(a) Rothschild has given, and not withdrawn, its written consent to the issue of this document with the inclusion of the letter set out in Part 3 (*Explanatory Statement*) of this document and the references to its name in the form and in the context in which it appears.

(b) Morgan Stanley has given, and not withdrawn, its written consent to the issue of this document with the inclusion of the letter set out in Part 3 (*Explanatory Statement*) of this document and the references to its name in the form and in the context in which it appears.

(c) JPMorgan Cazenove has given, and not withdrawn, its written consent to the issue of this document with the inclusion of the letter set out in Part 3 (*Explanatory Statement*) of this document and the references to its name in the form and in the context in which it appears.

(d) Merrill Lynch has given, and not withdrawn, its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

## 16. Sources and Bases of Information

In this document, unless otherwise stated or the context requires, the following sources and bases of certain information and calculations have been used:

(a) ***Financial information***

The financial information relating to Banco Santander has been extracted from its audited consolidated annual accounts for the 12 month period ended 31 December 2007, and from the English translation of the audited consolidated interim financial statements for the six month period ended 30 June 2008, both of which are prepared in accordance with IFRS.

The financial information relating to A&L has been extracted from the A&L Annual Report and Accounts and the A&L Interim Results, both of which are prepared in accordance with IFRS.

The dividend growth rate figures in Section 2 of Part 3 (*Explanatory Statement*) are calculated using the A&L audited Annual Reports for 1997 and 2007.

(b) ***Price of A&L Shares***

The price of A&L Shares on any particular date is, unless otherwise stated, the official closing mid-market price on the London Stock Exchange at close of business on such date, derived from the Daily Official List.

(c) ***Issued share capital of A&L***

On 11 July 2008 (the last trading day prior to commencement of the Offer Period), A&L had 420,917,175 A&L Shares in issue (including A&L Shares held by certain subsidiaries).

On 8 August 2008, (the latest practicable trading day prior to the posting of this document), A&L had 420,998,903 A&L Shares in issue (including A&L Shares held by certain subsidiaries).

The A&L Directors beneficially held 221,108 A&L Shares on 8 August 2008, (the latest practicable trading day prior to the posting of this document).

(d) ***Closing Price of Banco Santander Shares***

The Closing Price of Banco Santander Shares on any particular date is, unless otherwise stated, the closing market price of a Banco Santander Share on such date, derived from the Bolsas de Valores on such date. The Banco Santander Share price as at 8 August 2008 (the latest practicable trading day prior to the posting of this document) was €12.11.

(e) *Market capitalisation of Banco Santander*

The market capitalisation of Banco Santander as at 8 August 2008 is calculated on the basis of the above price and 6,254,296,579 Banco Santander Shares in issue as at 8 August (the latest practicable trading day prior to the posting of this document).

(f) *Exchange rates*

Except where otherwise indicated, the following exchange rates have been used in this document:

| | €/£ |
|---|---|
| 1 November 2007 (Banco Santander second interim 2007 dividend payment date) | 1.4584 |
| 1 February 2008 (Banco Santander third interim 2007 dividend payment date) | 1.3401 |
| 1 May 2008 (Banco Santander fourth interim 2007 dividend payment date) | 1.2888 |
| 11 July 2008 | 1.2517 |
| 1 August 2008 (Banco Santander first interim 2008 dividend payment date) | 1.2747 |
| 8 August 2008 | 1.2753 |

(g) *Accumulated Return Index*

The accumulated return figures in Section 2 of Part 3 (*Explanatory Statement*) are calculated using the total return calculation from Bloomberg for Banco Santander, A&L and the FTSE 100 index.

**17. Potential differences in IFRS Interpretation relating to impairment provisions**

A&L and Banco Santander both prepare their financial statements under IFRS. Within the IFRS accounting framework there is a requirement for organisations to assess certain financial assets for impairment. Designing and implementing an impairment methodology inherently requires the use of accounting estimation. Accordingly a degree of judgment will be applied by management in calculating and recognising both collective and individual impairment provisions. Banco Santander also complies with Bank of Spain required impairment allowances for certain categories of financial assets. Different judgments and impairment methodologies can therefore reasonably result in a range of acceptable impairment values. Key accounting policies and basis of estimates are required to be disclosed within the notes to an organisation's annual report and financial statements.

**18. Miscellaneous**

A small number of Banco Santander Shareholders, who act in coordination in some of these matters and who together hold Banco Santander Shares representing in aggregate less than 0.0000005 per cent of the total share capital of Banco Santander, have in the past, repeatedly and in several jurisdictions, initiated, or promoted the initiation of, civil, administrative and criminal proceedings against the Banco Santander Group and its directors and officers. All judgments issued to date in such proceedings, which exceed 30 in number, have dismissed the claims put forward by such group of shareholders. Further detail on some of these proceedings is set out in the Notes to the Consolidated Financial Statements in Banco Santander accounts at note 1(d) (page 174 in the 2007 accounts and page 201 in the 2006 accounts), the English translations of which are incorporated by reference in this document, and also the Banco Santander Group Interim Financial Statements set out in Part 7 of this document.

**19. Documents on Display**

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturday, Sunday and UK public holidays excepted) at the offices of Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL, United Kingdom, and at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AD, United Kingdom, from the date of this document up to and including the Effective Date:

(a) the A&L Articles and memorandum of association;

(b) the By-laws of Banco Santander;

(c) the audited consolidated financial statements of A&L for the three years ended 31 December 2007;

(d) the A&L Interim Results;

(e) the audited consolidated financial statements of Banco Santander for the three years ended 31 December 2007 and information on the dividends paid on Banco Santander Shares from 2005 to 2007 (inclusive);

(f) the English translation of the audited consolidated interim financial statements of the Banco Santander Group for the six month period ended 30 June 2008;

(g) the service agreements and letters of appointment referred to in Section 10 of this Part 10;

(h) the written consents referred to in Section 15 of this Part 10;

(i) the contracts referred to in Sections 11 and 12 of this Part 10;

(j) copies of all derivatives contracts disclosed in Sections 6 and 7 of this Part 10 or previously disclosed in accordance with Rule 8;

(k) a full list of the dealings where the Panel has given consent to aggregation of dealings;

(l) this document and the Forms of Proxy and Forms of Direction;

(m) the Implementation Agreement, containing reference to the payment of an inducement fee;

(n) irrevocable undertakings given by the A&L Directors dated 14 July 2008; and

(o) a certificate issued by the Commercial Registry of Cantabria (Spain) relating to the incorporation of Banco Santander.

# PART 11

# DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

| | |
|---|---|
| "A&L" or "Alliance & Leicester" | means Alliance & Leicester plc; |
| "A&L Annual Report and Accounts" | means the annual report and accounts (including the audited consolidated financial statements of A&L) for the financial year ended 31 December 2007; |
| "A&L Articles" | means the articles of association of A&L in force from time to time; |
| "A&L Board" | means the board of directors of A&L; |
| "A&L 2006 CSOP" | means the Alliance & Leicester plc 2006 Company Share Option Plan; |
| "A&L CSOPs" | means the Alliance & Leicester Approved Company Share Option Scheme, the Alliance & Leicester Unapproved Company Share Option Scheme and the A&L 2006 CSOP; |
| "A&L DBPs" | means the Alliance & Leicester plc Bonus Scheme and the Alliance & Leicester plc 2006 Deferred Bonus Plan; |
| "A&L Directors" | means the directors of A&L whose names are set out in Section 2 of Part 10 (*Additional Information*) of this document; |
| "A&L EGM" or "Extraordinary General Meeting" | means the extraordinary general meeting of A&L Shareholders to be held on 16 September 2008 at 11.10 a.m., and any adjournment thereof, notice of which is set out in Part 14 (*Notice of Extraordinary General Meeting*) of this document; |
| "A&L Group" | means A&L and its subsidiary undertakings from time to time; |
| "A&L Interim Results" | means the unaudited consolidated financial statements of A&L for the six months ended 30 June 2008; |
| "A&L LTIP" | means the Alliance & Leicester plc Long Term Incentive Plan; |
| "A&L RSP" | means the Alliance & Leicester 2006 Restricted Share Plan; |
| "A&L Share Capital Change" | means (i) any change to A&L's share capital, other than any A&L shares issued pursuant to the A&L Share Plans, or (ii) the making of any distribution, other than the interim dividend of 18 pence per A&L Share declared on 1 August 2008, whether in cash or otherwise; |
| "A&L Shareholders" | means the registered holders of A&L Shares and "A&L Shareholder" means any one of them; |
| "A&L ShareSafe" | means the Alliance & Leicester ShareSafe corporate nominee facility pursuant to which Alliance & Leicester ShareSafe Limited holds A&L Shares as corporate nominee for certain A&L Shareholders that are participants thereof; |
| "A&L ShareSaves" | means the Alliance & Leicester ShareSave Scheme and the Alliance & Leicester 2006 ShareSave Plan; |

| | |
|---|---|
| "A&L Share Plans" | means the A&L CSOPs, A&L DBPs, A&L LTIP, A&L RSP, A&L ShareSaves and A&L SIP and "A&L Share Plan" means any one of them; |
| "A&L Shares" | means issued and to be issued ordinary shares of 50 pence each in the capital of A&L and "A&L Share" means any one of them; |
| "A&L SIP" | means the Alliance & Leicester plc Share Incentive Plan; |
| "A&L Sterling Preference Shares" | means the issued sterling denominated preference shares of £1 each in the capital of A&L; |
| "Abbey" | means Abbey National plc; |
| "Acquisition" | means the proposed acquisition by Banco Santander of A&L by means of the Scheme; |
| "Authorisations" | means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals and "Authorisation" means any one of them; |
| "Automated Quotation System" | means the electronic trading system which links the Bolsas de Valores (stock exchanges) in Spain; |
| "AFS" | means available-for-sale securities; |
| "Banco Santander" | means Banco Santander, S.A.; |
| "Banco Santander ADSs" | means American Depositary Shares of Banco Santander, each representing one Banco Santander Share and "Banco Santander ADS" means any one of them; |
| "Banco Santander Board" | means the board of directors of Banco Santander; |
| "Banco Santander CDIs" | means CDIs each representing an entitlement to one Banco Santander Share and "Banco Santander CDI" means any one of them; |
| "Banco Santander Directors" | means the directors of Banco Santander whose names are set out in Section 3 of Part 10 (*Additional Information*) of this document; |
| "Banco Santander General Shareholders Meeting" | means the general shareholders meeting of Banco Santander to be convened in connection with, among other things, the proposed increase in Banco Santander's share capital in connection with the Scheme; |
| "Banco Santander Group" | means Banco Santander and its subsidiary undertakings from time to time; |
| "Banco Santander Securities" | means Banco Santander Shares and Banco Santander ADSs and for the purposes of Section 7 of Part 10 (*Additional Information*) of this document, any other securities issued by Banco Santander required to be disclosed under Rule 24.3 of the City Code; |
| "Banco Santander Share Capital Change" | means (i) any change to Banco Santander's share capital, other than any Banco Santander Shares purchased and cancelled pursuant to any existing re-purchase facility, any Banco Santander Shares issued pursuant to Banco Santander share option schemes or any Banco Santander Shares issued following the conversion of securities convertible into Banco Santander Shares which were outstanding as at 14 July 2008, or (ii) the making of an extraordinary distribution by Banco Santander (but excluding, for the avoidance of doubt, any |

| | |
|---|---|
| | dividends made in the ordinary course) in cash or specie other than in exchange for fair value in cash or specie; |
| "Banco Santander Shareholders" | means registered holders of Banco Santander Shares and "Banco Santander Shareholder" means any one of them; |
| "Banco Santander Shares" | means shares of €0.50 each in the capital of Banco Santander and "Banco Santander Share" means any one of them; |
| "Banco Santander Subsidiary" | means any company in respect of which Banco Santander directly or indirectly holds a majority of voting rights or may otherwise exercise "control" as defined in the Spanish *"Código de Comercio"*; |
| "Bolsas de Valores" | means the Bolsas de Valores (stock exchanges) of Madrid, Barcelona, Bilbao and Valencia; |
| "business day" | means a day (excluding Saturdays, Sundays and public holidays in the United Kingdom or Spain) on which banks are generally open for business in London and Madrid, or either as specified; |
| "Canada" | means Canada, its possessions and territories and all areas subject to its jurisdiction or any political sub-division thereof; |
| "Capita Registrars" | means a trading name of Capita Registrars Limited; |
| "CDI" | means a CREST depository interest representing an entitlement to a share, general details of CREST depository interests being contained in the CREST International Manual (July 2008); |
| "Certificated Holders" | means an A&L Shareholder on the Register of Members who holds A&L Shares in certificated form at the Scheme Record Time and "Certificated Holder" means any one of them; |
| "City Code" | means The City Code on Takeovers and Mergers of the United Kingdom; |
| "Closing Price" | means the closing middle-market quotations of an A&L Share as derived from the Daily Official List or the closing market price of a Banco Santander Share as derived from the Bolsas de Valores (as the context requires); |
| "CNMV" | means Comisión Nacional del Mercado de Valores, the Spanish securities regulator; |
| "Companies Act" | means the United Kingdom Companies Act 2006; |
| "Competition Commission" | means the body corporate known as the Competition Commission as established under section 45 of the Competition Act 1998; |
| "Conditions" | means the conditions to the implementation of the Scheme and the Acquisition set out in Part 5 (*Conditions to the Implementation of the Scheme and the Acquisition*) of this document and "Condition" means any one of them; |
| "Court" | means the High Court of Justice in England and Wales; |
| "Court Hearings" | means the Scheme Court Hearing and the Reduction Court Hearing; |
| "Court Meeting" | means the meeting of A&L Shareholders as convened by order of the Court under section 896 of the Companies Act to be held on 16 September 2008 at 11.00 a.m., and any adjournment thereof, notice of which is set out at Part 13 (*Notice of Court Meeting*) of this document; |

| | |
|---|---|
| "Court Orders" | means the Scheme Court Order and the Reduction Court Order; |
| "CPL" | means Curmi & Partners Limited; |
| "CREST" | means a relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK & Ireland is operator (as defined in the CREST Regulations); |
| "CREST International Manual" | means the CREST international manual which forms part of the CREST Manual; |
| "CREST Manual" | means the CREST manual issued by Euroclear UK & Ireland in July 2008, as amended from time to time; |
| "CREST Regulations" | means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755); |
| "CREST Requirements" | means the requirements of Euroclear UK & Ireland applicable to the relevant issuer, user or participant in CREST, as described in the CREST Glossary of terms issued by Euroclear UK & Ireland; |
| "Daily Official List" | means the daily official list of the London Stock Exchange; |
| "Disclosure and Transparency Rules" | means the disclosure and transparency rules made by the UK Listing Authority under Part VI of the Financial Services and Markets Act 2000; |
| "Dividend Record Time" | means 4.30 p.m. on 5 September 2008; |
| "Effective Date" | means the date on which the Scheme becomes effective in accordance with its terms; |
| "Enlarged Banco Santander Group" | means the Banco Santander Group, including the A&L Group on completion of the Acquisition; |
| "Equiniti" | means Equiniti Financial Services Limited; |
| "Euro" or "€" | means the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community; |
| "Euroclear" | means Euroclear Bank S.A./N.V., as operator of the Euroclear system; |
| "Euroclear Nominees" | means EC Nominees Limited, a member of the Euroclear group; |
| "Euroclear UK & Ireland" | means Euroclear UK & Ireland Limited (previously CRESTCo Limited); |
| "Exchange Ratio" | means the ratio of 1 Banco Santander Share to every 3 A&L Shares; |
| "Explanatory Statement" | means this document and in particular Part 3 (*Explanatory Statement*) of this document which has been prepared in accordance with section 897 of the Companies Act; |
| "Forms of Direction" | means the SIP Forms of Direction and the ShareSafe Forms of Direction; |
| "Forms of Proxy" | means the blue forms of proxy for use in connection with the Court Meeting and the orange forms of proxy for use in connection with the A&L EGM; |
| "FSA" or "Financial Services Authority" | means the UK Financial Services Authority; |
| "FSMA" | means the Financial Services and Markets Act 2000; |

| | |
|---|---|
| "HMRC" | means HM Revenue and Customs in the United Kingdom; |
| "Iberclear" | means the Spanish clearance and settlement system of that name through which holdings of, and trades in, Banco Santander Shares are, and the New Banco Santander Shares will be, cleared and settled; |
| "Implementation Agreement" | means the agreement dated 14 July 2008 between A&L and Banco Santander in relation to the implementation of the Scheme; |
| "ISA" | means the Investment Services Act, Chapter 370 of the laws of Malta; |
| "IFRS" | means International Financial Reporting Standards as adopted by the European Union; |
| "Japan" | means Japan, its cities, prefectures, territories and possessions; |
| "JPMorgan Cazenove" | JPMorgan Cazenove Limited; |
| "Listing Rules" | means the Listing Rules of the UK Listing Authority; |
| "London Stock Exchange" | means the London Stock Exchange plc or its successor; |
| "Merrill Lynch" | means Merrill Lynch International; |
| "Morgan Stanley" | means Morgan Stanley & Co. Limited; |
| "New A&L Shares" | means the new ordinary shares of 50 pence each in the capital of A&L to be issued in accordance with Clause 2(b) of the Scheme; |
| "New Banco Santander CDIs" | means Banco Santander CDIs each representing an entitlement to one New Banco Santander Share and "New Banco Santander CDI" means any one of them; |
| "New Banco Santander Shares" | means the Banco Santander Shares proposed to be issued and credited as fully paid pursuant to the terms of the Acquisition; |
| "NYSE" | means the New York Stock Exchange, Inc.; |
| "Offer" | means, should Banco Santander elect to make the Acquisition by way of a contractual offer, that contractual offer for the shares in A&L made by Banco Santander, and where the context admits, any subsequent revision or variation of such which represents no diminution in the value of the offer; |
| "Offer Period" | has the meaning given to it in the City Code; |
| "Office of Fair Trading" or "OFT" | means the UK Office of Fair Trading; |
| "Official List" | means the Official List of the UK Listing Authority; |
| "Panel" | means The Panel on Takeovers and Mergers of the United Kingdom; |
| "Receiving Agent" | means the receiving agent appointed by Banco Santander for the purposes of the Scheme, which is expected to be Equiniti; |
| "Reduction Court Hearing" | means the hearing at which the Court's confirmation of the reduction of capital provided for by the Scheme will be sought under section 137 of the Companies Act 1985; |

| | |
|---|---|
| "Reduction Court Order" | means the order of the Court confirming under section 137 of the Companies Act 1985 the reduction of capital provided for by the Scheme; |
| "Register of Members" | means the register of members of A&L maintained by the Registrar on behalf of A&L; |
| "Registrar" | means Capita Registrars Limited; |
| "Registrar of Companies" | means the Registrar of Companies in England and Wales; |
| "Regulatory Information Service" | means any of the services authorised from time to time by the Financial Services Authority for the purposes of disseminating regulatory announcements; |
| "Remuneration Committee" | means the remuneration committee of the A&L Board; |
| "Rothschild" | means N M Rothschild & Sons Limited; |
| "RNS" | means Regulatory News Service; |
| "Santander Nominee Service" | means the Banco Santander CDI Nominee Service pursuant to which Equiniti Corporate Nominees Limited holds Banco Santander CDIs as corporate nominee on behalf of the participants thereof; |
| "Scheme" or "Scheme of Arrangement" | means the proposed scheme of arrangement under Part 26 of the Companies Act between A&L and the Scheme Shareholders, with or subject to any modification thereof or in addition thereto or condition agreed by A&L and Banco Santander and which the Court may think fit to approve or impose; |
| "Scheme Court Hearing" | means the hearing at which the Court's sanction of the Scheme will be sought under Part 26 of the Companies Act; |
| "Scheme Court Order" | means the order of the Court sanctioning the Scheme under Part 26 of the Companies Act; |
| "Scheme Record Time" | means 4.30 p.m. London time on the Effective Date; |
| "Scheme Shareholders" | means holders of Scheme Shares; |
| "Scheme Shares" | means the A&L Shares:<br>(i) in issue at the date of this document;<br>(ii) (if any) issued after the date of this document and prior to the Voting Record Time; and<br>(iii) (if any) issued at or after the Voting Record Time but on or before the Scheme Record Time either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the A&L Articles to be adopted at the A&L EGM, in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme; |
| "SEC" | means the United States Securities and Exchange Commission; |
| "Secretary of State" | means the UK Secretary of State for Trade and Industry; |

| | |
|---|---|
| "Securities Act" | means the US Securities Act of 1933; |
| "ShareSafe Forms of Direction" | means the blue forms of direction for use by A&L ShareSafe participants in connection with the Court Meeting and the orange forms of direction for use by A&L ShareSafe participants in connection with the A&L EGM; |
| "SIP Forms of Direction" | means the blue forms of direction for use by A&L SIP participants in connection with the Court Meeting and the orange forms of direction for use by A&L SIP participants in connection with the A&L EGM; |
| "SIP Trustee" | means Capita IRG Trustees Limited; |
| "Sterling", "£", "pence" and "p" | means the lawful currency of the United Kingdom; |
| "Subscription Agreement" | means the agreement to be entered into (1) on behalf of the Scheme Shareholders, (2) by or on behalf of Banco Santander and (3) by or on behalf of Euroclear Nominees, in the form set out in Appendix A to Part 3 (*Explanatory Statement*) of this document with such modifications as may be agreed between A&L, Banco Santander and Euroclear Nominees prior to the Scheme Court Hearing; |
| "subsidiary" | has the meaning ascribed under the Companies Act 1985; |
| "subsidiary undertaking" | has the meaning ascribed under the Companies Act; |
| "Third Party" | means a government, governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, trade agency, court, association, institution or any other body or person in any jurisdiction; |
| "trading day" | means a day on which trading takes place on the Bolsa de Valores and the London Stock Exchange, or either as specified; |
| "UK" or "United Kingdom" | means the United Kingdom of Great Britain and Northern Ireland and its dependent territories; |
| "UK Listing Authority" | means the FSA in its capacity as the competent authority under FSMA; |
| "Uncertificated Holders" | means an A&L Shareholder whose A&L Shares are held in a stock account in CREST at the Scheme Record Time and "Uncertificated Holder" means any one of them; |
| "undertaking" | has the meaning ascribed under the Companies Act; |
| "US" or "United States" | means the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia; |
| "US$", "US dollars", "$" and "dollars" | means the lawful currency of the United States; |
| "Voting Record Time" | the time fixed by the Court and A&L for determining the entitlement to vote, respectively, at the Court Meeting and A&L EGM as set out in the notices thereof; |
| "Wider A&L Group" | the A&L Group and any other body corporate, partnership, joint venture or person in which any member of the A&L Group has an |

interest of more than 20 per cent of the voting or equity capital or the equivalent; and

| | |
|---|---|
| "Wider Banco Santander Group" | the Banco Santander Group and any other body corporate, partnership, joint venture or person in which any member of the Banco Santander Group has an interest of more than 20 per cent of the voting or equity capital or the equivalent. |

All references to legislation in this document are to English legislation unless the contrary is indicated. Reference to a statute or statutory provision includes:

(i) that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this document; and

(ii) any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced.

All references in this document are to London time unless otherwise stated.

# PART 12

# THE SCHEME OF ARRANGEMENT

**IN THE HIGH COURT OF JUSTICE**
**CHANCERY DIVISION**
**COMPANIES COURT**

**No. 6624 of 2008**

**IN THE MATTER OF**
**ALLIANCE & LEICESTER PLC**

**AND IN THE MATTER OF**
**THE COMPANIES ACTS 1985 AND 2006**

---

## SCHEME OF ARRANGEMENT

(Under Part 26 of the Companies Act 2006)

**between**

## ALLIANCE & LEICESTER PLC

**and**

## THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

---

(A) In this Scheme (as hereinafter defined), unless inconsistent with the subject or context, the following expressions have the following meanings:

| | |
|---|---|
| "A&L" or "the Company" | means Alliance & Leicester plc; |
| "A&L Articles" | means the articles of association of A&L in force from time to time; |
| "A&L EGM" | means the extraordinary general meeting of the Holders of A&L Shares convened in connection with the Scheme, and any adjournment thereof; |
| "A&L Share Capital Change" | means (i) any change to A&L's share capital, other than any A&L Shares issued pursuant to the A&L share option plans, or (ii) the making of any distribution, other than the interim dividend of 18 pence per A&L Share declared on 1 August 2008, whether in cash or otherwise; |
| "A&L Shares" | means the ordinary shares of 50 pence each in the capital of the Company and "A&L Share" means any one of them; |
| "Acquisition" | means the proposed acquisition by Banco Santander of A&L by means of this Scheme; |
| "Banco Santander" | means Banco Santander, S.A.; |
| "Banco Santander CDIs" | means CDIs each representing an entitlement to one New Banco Santander Share and "Banco Santander CDI" means any one of them; |
| "Banco Santander Share Capital Change" | means (i) any change to Banco Santander's share capital, other than any Banco Santander Shares purchased and cancelled pursuant to any existing re-purchase facility, any Banco Santander Shares issued pursuant to Banco Santander share option schemes or any Banco Santander Shares issued following the conversion of securities convertible into Banco Santander Shares which were outstanding as at 14 July 2008, or (ii) the making of an extraordinary distribution by Banco Santander (but excluding for the avoidance of doubt any dividends made in the ordinary course) in cash or specie other than in exchange for fair value in cash or specie; |
| "Banco Santander Shares" | means shares of €0.50 each in the capital of Banco Santander and "Banco Santander Share" means any one of them; |
| "Banco Santander Subsidiary" | means any company in respect of which Banco Santander directly or indirectly holds a majority of voting rights or may otherwise exercise "control" as defined in the Spanish "*Código de Comercio*"; |
| "business day" | means a day (excluding Saturdays, Sundays and public holidays in the United Kingdom or Spain) on which banks are generally open for business in London and Madrid, or either as specified; |
| "CDI" | means a CREST depository interest representing an entitlement to a share, general details of CREST depository interests being contained in the CREST International Manual (July 2008); |

| | |
|---|---|
| "Companies Act" | means the United Kingdom Companies Act 2006, as amended; |
| "Court" | means the High Court of Justice in England and Wales; |
| "Court Meeting" | means the meeting of the Holders of Scheme Shares as convened by order of the Court under section 896 of the Companies Act, and any adjournment thereof; |
| "Court Orders" | means the Scheme Court Order and the Reduction Court Order; |
| "CREST" | means a relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK & Ireland is operator (as defined in the CREST Regulations); |
| "CREST International Manual" | means the CREST international manual which forms part of the CREST Manual; |
| "CREST Manual" | means the CREST manual issued by Euroclear UK & Ireland in July 2008, as amended from time to time; |
| "CREST Regulations" | means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755); |
| "Dollar Preference Shares" | means the dollar denominated preference shares of $1 each in the capital of the Company; |
| "Dividend Record Time" | means 4.30 p.m. on 5 September 2008; |
| "Effective Date" | means the date on which an office copy of the Reduction Court Order has been delivered to the Registrar of Companies for registration and is registered by him (an office copy of the Scheme Court Order having already been so delivered for registration or being so delivered at the same time); |
| "Euro Preference Shares" | means the Euro denominated preference shares of €1 each in the capital of the Company; |
| "Euroclear" | means Euroclear Bank S.A./N.V., as operator of the Euroclear system; |
| "Euroclear Nominees" | means EC Nominees Limited, a member of the Euroclear group; |
| "Euroclear UK & Ireland" | means Euroclear UK & Ireland Limited (previously CRESTCo Limited); |
| "Exchange Ratio" | means the ratio of 1 Banco Santander Share to every 3 A&L Shares; |
| "Explanatory Statement" | means the explanatory statement required to be furnished pursuant to section 897 of the Companies Act and which was circulated with this Scheme; |
| "Holder" | means a registered holder; |
| "JPMorgan Cazenove" | means JPMorgan Cazenove Limited; |
| "Merrill Lynch" | means Merrill Lynch International; |

| | |
|---|---|
| "Morgan Stanley" | means Morgan Stanley & Co. Limited; |
| "New A&L Shares" | means the new ordinary shares of 50 pence each in the capital of the Company to be issued in accordance with Clause 2(b) of this Scheme; |
| "New Banco Santander Shares" | means the Banco Santander Shares proposed to be issued and credited as fully paid pursuant to the terms of the Acquisition and delivered in accordance with this Scheme; |
| "Panel" | means The Panel on Takeovers and Mergers in the United Kingdom; |
| "Receiving Agent" | means the receiving agent appointed by Banco Santander for the purposes of the Scheme, which is expected to be Equiniti Limited and Equiniti Financial Services Limited; |
| "Reduction Court Order" | means the order of the Court confirming under section 137 of the Companies Act 1985, as amended, the reduction of capital provided for in Clause 2(a) of this Scheme; |
| "Register of Members" | means the register of members of A&L maintained by the Registrar on behalf of the Company; |
| "Registrar" | means Capita Registrars Limited; |
| "Registrar of Companies" | means the Registrar of Companies in England and Wales; |
| "Relevant Holder" | means a Holder of Scheme Shares at the Scheme Record Time (which, for the avoidance of doubt, in the case of a participant in the A&L ShareSafe shareholding service at the Scheme Record Time, is Alliance & Leicester ShareSafe Limited as corporate nominee on behalf of such participant); |
| "Rothschild" | means N M Rothschild & Sons Limited; |
| "Scheme" | means this scheme of arrangement under Part 26 of the Companies Act between the Company and the Relevant Holders, with or subject to any modification thereof or in addition thereto or condition agreed by A&L and Banco Santander and which the Court may think fit to approve or impose; |
| "Scheme Court Order" | means the order of the Court sanctioning this Scheme under Part 26 of the Companies Act; |
| "Scheme Record Time" | means 4.30 p.m. London time on the Effective Date; |
| "Scheme Shares" | means the A&L Shares: (i) in issue at the date of this Scheme; (ii) (if any) issued after the date of this Scheme and prior to the Voting Record Time; and (iii) (if any) issued at or after the Voting Record Time but on or before the Scheme Record Time either on terms that the original or any subsequent holder thereof shall be bound by this Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the A&L Articles to be adopted at the A&L EGM, in respect of which the holder thereof shall have agreed in writing to be bound by this Scheme; |

| | |
|---|---|
| "Sterling Preference Shares" | means the Sterling denominated preference shares of £1 each in the capital of the Company; |
| "Subscription Agreement" | means the agreement to be entered into (1) on behalf of the Relevant Holders, (2) by or on behalf of Banco Santander and (3) by or on behalf of Euroclear Nominees, in the form set out in Appendix A to the Explanatory Statement with such modifications as may be agreed between A&L, Banco Santander and Euroclear Nominees prior to the Scheme Court Hearing; |
| "Voting Record Time" | means the time fixed by the Court for determining the entitlement to vote at the Court Meeting as set out in the notice thereof, which will be 6.00 p.m. on the day prior to the day immediately before the Court Meeting or, in the case of an adjournment of the Court Meeting, 6.00 p.m. on the day two days preceding the date of the adjourned Court Meeting; |
| "€" and "Euro" | means the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community; |
| "£", "Sterling" and "pence" | means the lawful currency of the United Kingdom; and |
| "$", "US$", "US dollars" and "dollars" | means the lawful currency of the United States. |

All times referred to in this Scheme are references to London time unless otherwise specified.

(B) A&L was incorporated on 10 October 1996 under the Companies Act 1985 as a public company limited by shares. The authorised share capital of A&L as at the date of this Scheme is £688,000,000, €400,000,000 and US$500,000,000 divided into 776,000,000 A&L Shares, 300,000,000 Sterling Preference Shares, 400,000,000 Euro Preference Shares and 500,000,000 Dollar Preference Shares of which as at 8 August 2008 (the latest practicable date prior to the date of this Scheme):

(i) 420,998,903 A&L Shares, are in issue and fully paid up or credited as fully paid up, and the remainder of the A&L Shares are unissued;

(ii) 300,000 Sterling Preference Shares are in issue and fully paid up or credited as fully paid up, and the remainder of the Sterling Preference Shares are unissued;

(iii) none of the Euro Preference Shares are in issue; and

(iv) none of the Dollar Preference Shares are in issue.

(C) Banco Santander is a *sociedad anónima* incorporated in Spain whose address is Paseo de Pereda 9-12, Santander 39004, Spain.

(D) No Scheme Shares are or will be beneficially owned by Banco Santander or any Banco Santander Subsidiary.

(E) Banco Santander has agreed to appear by counsel on the hearing of the Court of the claim form to sanction this Scheme and to undertake to the Court to be bound thereby and to execute and do or procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by it, or on its behalf, for the purpose of giving effect to this Scheme.

## THE SCHEME

### 1. Subscription Agreement

(a) Each of the Relevant Holders hereby authorises such person as may be appointed for this purpose by the board of directors of A&L to enter into the Subscription Agreement on behalf of such Relevant Holder and upon execution by such person on behalf of all Relevant Holders and by Banco Santander and Euroclear Nominees, the Subscription Agreement shall be binding on each Relevant Holder as if it had been entered into by such Relevant Holder, under the hand of such Relevant Holder.

(b) Forthwith upon this Scheme becoming effective, the board of directors of A&L shall appoint a person to enter into the Subscription Agreement on behalf of the Relevant Holders, and the Subscription Agreement shall be entered into on their behalf as soon as practicable after the reduction of capital provided for by Clause 2(a) of this Scheme has become effective.

### 2. Cancellation of the Scheme Shares and issue of New A&L Shares

(a) The share capital of A&L shall be reduced by cancelling and extinguishing the Scheme Shares.

(b) Forthwith and contingently upon the reduction of capital referred to in Clause 2(a) above taking effect:

(i) the authorised share capital of A&L shall be increased to its former amount by the creation of such number of New A&L Shares as is equal to the aggregate number of Scheme Shares cancelled pursuant to Clause 2(a) above; and

(ii) the reserve arising in the books of account of A&L as a result of the reduction of capital referred to in Clause 2(a) above shall be capitalised and applied by A&L in paying up in full at par the New A&L Shares created pursuant to Clause 2(b)(i) above which shall be allotted and issued to Banco Santander, credited as fully paid up, free from all liens, charges, encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever.

### 3. Consideration for cancellation of Scheme Shares and issue of New A&L Shares

(a) Subject to the cancellation of the Scheme Shares referred to in Clause 2(a) above and in consideration for the cancellation of the Scheme Shares on terms that the reserve arising on such cancellation shall be applied in paying up the New A&L Shares to be issued to Banco Santander as provided for in Clause 2(b) of this Scheme, and subject to Clause 3(b) below, in accordance with the Subscription Agreement, Banco Santander shall allot and issue (credited as fully paid) to Euroclear Nominees for the benefit of the Relevant Holders New Banco Santander Shares on the following basis:

for every three Scheme Shares held at the Scheme Record Time, one New Banco Santander Share.

(b) ***Modification of Exchange Ratio***

In the event of a Banco Santander Share Capital Change and/or an A&L Share Capital Change (as the case may be) after 14 July 2008 but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch, JPMorgan Cazenove, Morgan Stanley and Rothschild agree are fair and reasonable (and, if required, the Court may approve) such that the amended Exchange Ratio is what the original Exchange Ratio would have been had the relevant Banco Santander Share Capital Change and/or A&L Share Capital Change (as the case may be) occurred immediately prior to the announcement by A&L and Banco Santander on 14 July 2008 of the Acquisition.

(c) ***Dividends***

The New Banco Santander Shares to be issued and delivered pursuant to this Clause 3 shall be fully paid, shall rank *pari passu* in all respects with Banco Santander Shares in issue on the Effective Date, and shall be entitled to all dividends and other distributions (if any) declared or paid by Banco Santander by reference to a record date on or after the Effective Date but not otherwise. The New Banco Santander Shares shall be issued free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever.

4. **Settlement**

(a) As soon as reasonably practicable after the Effective Date, Banco Santander shall deliver such New Banco Santander Shares as are required to be delivered to give effect to the Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in Clause 4(b) below.

(b) Settlement of the consideration shall be effected as follows, subject in each case to Clauses 4(d) and 4(e) below:

(i) in the case of Scheme Shares which at the Scheme Record Time are in certificated form, the New Banco Santander Shares to which the Relevant Holder is entitled shall be issued to Euroclear Nominees, which will be the registered holder of such shares. Banco Santander shall procure that Euroclear Nominees will hold the New Banco Santander Shares in Iberclear via an account with Santander Investment, S.A. Banco Santander shall procure that the interest in such shares issued to Euroclear Nominees as referred to in this Clause 4(b)(i) shall be held by Euroclear Nominees on trust for Euroclear and that Euroclear shall credit that interest for the account of CREST Depository Limited's nominee, CREST International Nominees (Belgium) Limited, in Euroclear. Shortly following the Effective Date, CREST Depository Limited shall issue Banco Santander CDIs in CREST to the Receiving Agent and Banco Santander shall procure that the Receiving Agent shall thereupon deliver such Banco Santander CDIs to a corporate nominee, expected to be Equiniti Corporate Nominees Limited, and that such corporate nominee shall thereupon deliver (or procure the delivery on its behalf of) a statement of entitlement detailing such Relevant Holder's entitlement to Banco Santander CDIs as soon as reasonably practicable and in any event no later than the fourteenth day following the Effective Date;

(ii) in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, the New Banco Santander Shares to which the Relevant Holder is entitled shall be issued to Euroclear Nominees, which will be the registered holder of such shares. Banco Santander shall procure that Euroclear Nominees will hold the New Banco Santander Shares in Iberclear via an account with Santander Investment, S.A. Banco Santander shall procure that the interest in such shares issued to Euroclear Nominees as referred to in this Clause 4(b)(ii) shall be held by Euroclear Nominees on trust for Euroclear and that Euroclear shall credit that interest for the account of CREST Depository Limited's nominee, CREST International Nominees (Belgium) Limited, in Euroclear. Shortly following the Effective Date, CREST Depository Limited shall issue Banco Santander CDIs in CREST to the Receiving Agent and Banco Santander shall procure that the Receiving Agent shall thereupon deliver, through CREST to the stock account in CREST in which each such Relevant Holder held Scheme Shares, such Relevant Holder's entitlement to Banco Santander CDIs (or, in the case of Alliance & Leicester ShareSafe Limited, such lesser amount of Banco Santander CDIs as Alliance & Leicester ShareSafe Limited shall direct the Receiving Agent to deliver in order to deal with fractional entitlements arising in respect of participants in the A&L ShareSafe shareholding service at the Scheme Record Time) as soon as reasonably practicable, and in any event no later than the fourteenth day following the Effective Date; and

(iii) in the case of New Banco Santander Shares to be sold in accordance with Clause 4(d), 4(e)(i) or 4(e)(ii), Banco Santander shall deliver or procure delivery to the Relevant Holder, or as they may direct, in accordance with the provisions of Clause 4(c) below, of cheques for the sums payable to them respectively.

(c) All deliveries of notices, statements and/or cheques required to be made pursuant to this Scheme shall be made by sending the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the Register of Members at the Scheme Record Time or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time or in accordance with any special instructions regarding communications, and none of A&L, its Registrar, Banco Santander, the nominee referred to in Clause 4(e)(i) below or the person appointed by Banco Santander in

accordance with Clause 4(e)(ii) below shall be responsible for any loss or delay in the transmission of any notices, statements or cheques sent in accordance with this sub-clause which shall be sent at the risk of the persons entitled thereto. All cheques shall be in Sterling drawn on a UK clearing bank and shall be made payable to the holder or, in the case of joint holders, to that one of the joint holders whose name stands first in the Register of Members in respect of such joint holding at the Scheme Record Time or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque as is referred to in Clause 4(b)(iii) above shall be a complete discharge for the moneys represented thereby.

(d) No fractions of New Banco Santander Shares will be allotted, delivered or credited to Relevant Holders. Fractional entitlements to New Banco Santander Shares will be aggregated and delivered or credited to the Receiving Agent, as nominee for such Relevant Holders. The Receiving Agent shall be appointed by Banco Santander on terms that the Receiving Agent shall, as soon as practicable following the Effective Date, (i) sell such New Banco Santander Shares in the market and distribute, or procure the distribution of, the net proceeds of sale *pro rata* to the Relevant Holders entitled to them in accordance with Clause 4(c), and (ii) sell any New Banco Santander Shares that are represented by Banco Santander CDIs which Alliance & Leicester ShareSafe Limited directs the Receiving Agent to retain for this purpose pursuant to Clause 4(b)(ii) above in the market and distribute, or procure the distribution of, the net proceeds of sale to Alliance & Leicester ShareSafe Limited or as it shall direct.

(e) The provisions of this Clause 4 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Relevant Holder with a registered address outside the United Kingdom, the United States or Spain or whom Banco Santander reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, the United States or Spain, Banco Santander is advised that the delivery of New Banco Santander Shares or the crediting of Banco Santander CDIs in either case pursuant to this Clause 4 would or may infringe the laws of any such jurisdiction or would or may require Banco Santander to comply with any governmental or other consent or any registration, filing or other formality with which Banco Santander is unable to comply or compliance with which Banco Santander regards as unduly onerous, or, in either case, Banco Santander considers that to determine the same is not possible or is a matter which Banco Santander regards as unduly onerous or disproportionate given the number of Relevant Holders with a registered address in that jurisdiction, Banco Santander may in its sole discretion, either:

  (i) determine that such New Banco Santander Shares or Banco Santander CDIs shall not be delivered or credited to such Relevant Holder under this Clause 4 but shall instead be delivered or credited to a nominee for such Relevant Holder appointed by Banco Santander on terms that the nominee shall, as soon as is practicable following the Effective Date, sell the New Banco Santander Shares or Banco Santander CDIs so delivered or credited, as the case may be, and shall account for the net proceeds of such sale; or

  (ii) determine that such New Banco Santander Shares or Banco Santander CDIs shall be delivered or credited to such Relevant Holder and sold on his or her behalf, in which event the New Banco Santander Shares shall be delivered or credited to such Relevant Holder and Banco Santander shall appoint a person to act pursuant to this Clause 4(e)(ii) and such person shall be treated as having been authorised by such Relevant Holder to procure that any New Banco Santander Shares or Banco Santander CDIs in respect of which Banco Santander has made such determination shall, as soon as is practicable following the Effective Date, be sold.

(f) Any sale under Clause 4(d), 4(e)(i) or 4(e)(ii) shall be carried out at the best price which can reasonably be obtained at the time of sale, the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale and including any amount in respect of value added tax thereon) shall, within seven days after such sale, be paid to the Relevant Holder entitled thereto in accordance with Clause 4(b)(iii) above in Sterling at the then prevailing exchange rate as determined by the board of directors of Banco Santander in its sole discretion. To give effect to any sale under Clause 4(d), 4(e)(i) or 4(e)(ii) above, the nominee referred to in Clause 4(d) and/or

4(e)(i) and/or the person appointed by Banco Santander in accordance with Clause 4(e)(ii) above (as the case may be) shall be authorised as attorney on behalf of the Relevant Holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of A&L, Banco Santander, the nominee or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or (other than as set out in this Clause) terms of such sale.

**5. Payment of interim dividend**

An interim dividend of 18 pence per A&L Share declared on 1 August 2008 is expected to be paid on 6 October 2008 to Holders of A&L Shares on the Register of Members at the Dividend Record Time (expected to be 4.30 p.m. on 5 September 2008) and, to the extent not paid by such date, A&L may after the Effective Date and notwithstanding the cancellation of the Scheme Shares referred to in Clause 2(a) above, pay such dividend to Holders of A&L Shares as appearing in the Register of Members at the Dividend Record Time.

**6. Certificates relating to Scheme Shares**

With effect from the Effective Date, all certificates representing Scheme Shares shall cease to be valid for any purpose. In addition, with effect from the Effective Date, in respect of those holding their Scheme Shares in uncertificated form, Euroclear UK & Ireland shall be instructed to cancel such entitlements to Scheme Shares.

**7. Operation of this Scheme**

(a) This Scheme shall not become effective unless both the Scheme Court Order and the Reduction Court Order have been made and office copies of the Court Orders shall have been delivered by A&L to the Registrar of Companies for registration, and, in the case of the Reduction Court Order, registered by him.

(b) Unless this Scheme shall become effective on or before 31 December 2008, or such later date (if any) as (subject to the City Code on Takeovers and Mergers) A&L and Banco Santander may agree and (if required) the Court may allow, this Scheme shall never become effective and shall lapse.

**8. Mandates**

Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares that are in certificated form and each instruction then in force in respect of the Scheme Shares that are in certificated form as to notices and other communications shall, unless and until varied or revoked, be deemed as from the Effective Date to be a valid and effective mandate or instruction to Banco Santander in relation to the corresponding New Banco Santander Shares to be allotted and issued pursuant to this Scheme, save in respect of any election to receive a scrip dividend and save in respect of any holder of Scheme Shares in certificated form at the Scheme Record Time who already holds Banco Santander CDIs through the corporate nominee facility operated on behalf of Banco Santander and who has already given a mandate in respect of those Banco Santander CDIs (in which case, the provisions of that mandate will prevail).

**9. Modification**

A&L and Banco Santander may jointly consent on behalf of all persons concerned to any modification of or addition to (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition to Relevant Holders (as determined by JPMorgan Cazenove, Morgan Stanley, Rothschild and the board of directors of A&L)) this Scheme or to any condition which the Court may think fit to approve or impose.

19 August 2008

# PART 13

# NOTICE OF COURT MEETING

**IN THE HIGH COURT OF JUSTICE** **No. 6624 of 2008**
**CHANCERY DIVISION**
**COMPANIES COURT**
**Mr Chief Registrar Baister**

**IN THE MATTER OF ALLIANCE & LEICESTER PLC**
**and**
**IN THE MATTER OF THE COMPANIES ACTS 1985 AND 2006**

NOTICE IS HEREBY GIVEN that, by an Order dated 15 August 2008 made in the above matters, the Court has directed a meeting to be convened of the holders of ordinary shares of 50p each (**Ordinary Shares**) in the capital of Alliance & Leicester plc (the **Company**) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 (the **Scheme of Arrangement**) proposed to be made between the Company and the Holders of Scheme Shares (as therein defined) and that such meeting will be held at the ICC, Broad Street, Birmingham B1 2EA, United Kingdom on 16 September 2008 at 11.00 a.m., at which place and time all holders of Scheme Shares are requested to attend.

A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 897 of the Companies Act 2006 are incorporated in the document of which this notice forms part.

**Holders of Ordinary Shares entitled to attend and vote at the meeting may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue form of proxy for use at the meeting is enclosed with this notice (or, if any holder of Ordinary Shares is a corporation, it may vote by way of (a) corporate representative(s)). Completion and return of a blue form of proxy will not prevent a holder of Ordinary Shares from attending and voting at the meeting, or any adjournment thereof, in person if he or she wishes to do so.**

In the case of joint holders of Ordinary Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

**It is requested that blue forms of proxy be lodged with Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the time appointed for the meeting or any adjournment thereof but if forms are not so lodged they may be handed to the Company's registrar on behalf of the chairman of the meeting before the start of the meeting.**

It is requested that participants in the Alliance & Leicester ShareSafe and Share Incentive Plan complete and sign forms of direction to their respective corporate nominee/trustee and return them in accordance with the instructions printed thereon as soon as possible to Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

Forms of proxy and forms of direction returned by fax or email will not be accepted.

Entitlement to attend and vote at the meeting or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the Register of Members of the Company at 6.00 p.m. on 14 September 2008 or, if the meeting is adjourned, 6.00 p.m. on the day two days before the date fixed for such adjourned meeting. Changes to the Register of Members of the Company after 6.00 p.m. on 14 September 2008 or, if the meeting is adjourned, 6.00 p.m. on the day two days before the date fixed for

such adjourned meeting, shall be disregarded in determining the rights of any person to attend to vote at the meeting.

By the said Order, the Court has appointed Roy Brown, or, failing him, David Bennett, or, failing him, Chris Rhodes, to act as chairman of the meeting and has directed the chairman to report the result of the meeting to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 19 August 2008

Allen & Overy LLP
One Bishops Square
London E1 6AD

*Solicitors for the Company*

*Notes:*

(1) A member is entitled to appoint a proxy to exercise all or any of his rights to attend and to speak and vote instead of him at the meeting. A member may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A&L ShareSafe participants and A&L SIP participants are entitled under the terms of their nominee facility or trust arrangement, as the case may be, to complete forms of direction instructing their corporate nominee or trustee to vote on their behalf. An A&L ShareSafe participant may direct Alliance & Leicester ShareSafe Limited to appoint him as its corporate representative (in respect of the A&L Shares beneficially held on his behalf in A&L ShareSafe) to attend, speak and vote at the meeting or to appoint a proxy to attend and vote at the meeting on their behalf.

(2) A proxy need not be a member of the Company.

(3) A blue form of proxy or form of direction is enclosed for use in connection with the meeting. To be valid, a blue form of proxy or form of direction, together with the authority (if any) under which it is executed or a notarially certified copy of such authority, must be returned to Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, by no later than 48 hours before the time of the meeting or any adjournment thereof. Forms of proxy or forms of direction returned by fax or email will not be accepted.

(4) The completion and return of a blue form of proxy or, in the case of A&L ShareSafe participants, a blue form of direction, will not preclude a member or A&L ShareSafe participant, as the case may be, from attending and voting in person at the meeting. A&L SIP participants may not attend the meeting.

(5) As an alternative to completing and returning the printed form of proxy or form of direction, you may submit your vote or direction electronically by accessing www.alliance-leicester-shareregistrars.co.uk. For security purposes, members will need to provide their investor code (**IC**) and postcode to validate the submission of their form of proxy or form of direction online. Members' individual IC is shown on the printed blue form of proxy or form of direction. For further information, see the instructions printed on the blue form of proxy or form of direction.

(6) A person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a **Nominated Person**) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the extraordinary general meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

(7) The statement of the rights of members in relation to the appointment of proxies in paragraphs 1, 2, 3, 4, and 5 above does not apply to a Nominated Person. The rights described in these paragraphs can only be exercised by registered members of the Company.

(8) Nominated Persons are reminded that they should contact the registered holder of their shares (and not the Company) on matters relating to their investments in the Company.

(9) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered on the Register of Members of the Company as at 6.00 p.m. on 14 September 2008 or, if the meeting is adjourned, on the Register of Members by 6.00 p.m. on the day two days prior to the date of any adjourned meeting shall be entitled to attend and vote at the meeting in person or by proxy in respect of the number of shares in the Company registered in their name at that relevant time. Changes to entries on the Register of Members after 6.00 p.m. on 14 September 2008 or, if the meeting is adjourned, on the Register of Members after 6.00 p.m. on the day two days prior to the date of any adjourned meeting, will be disregarded in determining the right of any person to attend and vote at the meeting.

(10) As at 8 August 2008 (the latest practicable date prior to publication of this notice) the Company's issued ordinary share capital consists of 420,998,903 ordinary shares carrying one vote each. Therefore, the total voting rights in the Company as at 8 August 2008 are 420,998,903.

(11) In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the chairman of the meeting as its corporate representative to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll, and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the chairman is being appointed as described in (i) above.

# PART 14

# NOTICE OF EXTRAORDINARY GENERAL MEETING

**ALLIANCE & LEICESTER PLC**
**(Registered in England and Wales**
**No. 3263713)**

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Alliance & Leicester plc (the **Company**) will be held at the ICC, Broad Street, Birmingham B1 2EA, United Kingdom on 16 September 2008 at 11.10 a.m. (or as soon thereafter as the meeting of the holders of the ordinary shares of 50 pence each in the capital of the Company convened for 11.00 a.m. on the same day, and at the same place, by an order of the High Court of Justice in England and Wales shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution:

**Special Resolution**

THAT:

(A) forthwith upon the passing of this resolution, the Articles of Association of the Company shall be amended by the adoption and inclusion of the following new Article 132.2 in substitution for the existing such Article 132.2:

"132.2 Unless the resolution states otherwise, the Directors will use the sum which is changed into capital by setting it aside for the Ordinary Shareholders on the Register at the close of business on the day the resolution is passed (or another date stated in the resolution or fixed as stated in the resolution) or as they may direct and, in the case of Ordinary Shares represented by a share warrant, for the Ordinary Shareholders determined in accordance with the conditions of such share warrant. The sum set aside shall be used as directed by the resolution provided that the share premium account and the capital redemption reserve and any sum not available for distribution in accordance with the Legislation may only be applied in paying up unissued shares to be allotted credited as fully paid up."

(B) for the purpose of giving effect to the Scheme (as defined and set out in Part 12 of the document of which this notice forms part) in its original form or subject to any modification, addition or condition (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition to Holders of Scheme Shares (as determined by JPMorgan Cazenove Limited, Morgan Stanley & Co. Limited, N M Rothschild & Sons Limited and the board of directors of the Company)) agreed by the Company and Banco Santander, S.A. (**Banco Santander**) which the Court may think fit to approve or impose:

(i) the directors of the Company be authorised to take all such action as they consider necessary for carrying the Scheme into effect;

(ii) the share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares (as defined in the Scheme);

(iii) forthwith and contingently upon the reduction of capital referred to in sub-paragraph (B)(ii) above taking effect, the share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 50 pence each in the capital of the Company as is equal to the number of Scheme Shares cancelled pursuant to sub-paragraph (B)(ii) above and having the same rights (as amended by this resolution) as the Scheme Shares so cancelled; and

(iv) contingently upon the amendment to the Articles of Association of the Company referred to in paragraph (A) above of this resolution taking effect, forthwith and contingently upon the

reduction of capital referred to in sub-paragraph (B)(ii) above taking effect, the reserve arising in the books of account of the Company as a result of the said reduction of capital be capitalised and applied by the Company in paying up in full at par all of the new ordinary shares of 50 pence each in the capital of the Company referred to in sub-paragraph (B)(iii) above, which shall be allotted and issued, credited as fully paid up, to Banco Santander, in accordance with the Scheme;

(C) forthwith and contingently on the reduction of capital referred to in paragraph (B)(ii) above of this resolution taking effect, the directors of the Company be and they are hereby generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985), provided always that (i) this authority shall expire on the fifth anniversary of the date of this resolution; (ii) the maximum nominal amount of shares which may be allotted hereunder shall be the aggregate nominal amount of the new ordinary shares of 50 pence each in the capital of the Company created pursuant to sub-paragraph (B)(iii) above of this resolution; and (iii) this authority shall be without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed; and

(D) forthwith upon the passing of this resolution, the Articles of Association of the Company shall be amended by the adoption and inclusion of the following new Article 150:

**"Scheme of Arrangement**

150.1 In this Article 150, references to the "**Scheme**" are to the scheme of arrangement (as it may be modified or amended (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition to Holders of Scheme Shares (as determined by JPMorgan Cazenove Limited, Morgan Stanley & Co. Limited, N M Rothschild & Sons Limited and the board of directors of the Company)) in accordance with its terms) between the Company and the Holders of the Scheme Shares under Part 26 of the Companies Act dated 19 August 2008 and (save as defined in this Article) terms defined in the Scheme shall have the same meaning in this Article.

150.2 Notwithstanding any other provision of these Articles, if the Company issues any A&L Shares on or after the adoption of this Article and prior to the Scheme Record Time such shares shall be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes of the Scheme, and the original or any subsequent holder or holders of such A&L Shares shall be bound by the Scheme accordingly.

150.3 Subject to and with effect from the Effective Date, if following the Scheme Record Time any A&L Shares are issued to any person or persons (each a "**New Member**") other than any member of the Banco Santander Group or its nominee or nominees, such A&L Shares will be allotted and issued on terms that they must be immediately transferred to Banco Santander or to its nominee or nominees in consideration for the issue or transfer from treasury by Banco Santander to the New Member of such number of Banco Santander Shares (credited as fully paid) as that New Member would have been entitled to had each A&L Share transferred hereunder been a Scheme Share but not, for the avoidance of doubt, any dividends or other distribution payable, or return of capital made, by reference to a record time preceding the date of transfer the New Member would have been entitled to had each A&L Share transferred hereunder been a Scheme Share, subject to Article 150.4 below.

150.4 The number of New Banco Santander Shares to be issued and delivered to the New Member under Article 150.3 above may be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate on any reorganisation or material alteration (including, without limitation, any sub-division and/or consolidation) of the share capital of either the Company or Banco Santander carried out on or after the Effective Date.

150.5 To give effect to any such transfer required by this Article 150.5, the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of

Banco Santander and to agree for and on behalf of the New Member to become a member of Banco Santander. Pending the registration of Banco Santander as the holder of any A&L Share to be transferred pursuant to this Article 150.5, Banco Santander shall be empowered to appoint a person nominated by the directors of Banco Santander to act as attorney on behalf of the New Member in accordance with such directions as Banco Santander may give in relation to any dealings with or disposal of such A&L Share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holders of such A&L Share shall exercise all rights attaching thereto in accordance with such directions."

**By order of the Board**
Simon Lloyd
Group Secretary
Alliance & Leicester plc

**19 August 2008**

Registered office:
Carlton Park
Narborough
Leicester
LE19 0AL

*Notes:*

(1) A member is entitled to appoint a proxy to exercise all or any of his rights to attend and to speak and vote instead of him at the meeting. A member may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A&L ShareSafe participants and A&L SIP participants are entitled under the terms of their nominee facility or trust arrangement, as the case may be, to complete forms of direction instructing their corporate nominee or trustee to vote on their behalf. An A&L ShareSafe participant may direct Alliance & Leicester ShareSafe Limited to appoint him as its corporate representative (in respect of the A&L Shares beneficially held on his behalf in A&L ShareSafe) to attend, speak and vote at the meeting or to appoint a proxy to attend and vote at the meeting on their behalf.

(2) A proxy need not be a member of the Company.

(3) An orange form of proxy or form of direction is enclosed for use in connection with the meeting. To be valid, an orange form of proxy or form of direction, together with the authority (if any) under which it is executed or a notarially certified copy of such authority, must be returned to Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, by no later than 48 hours before the time of the meeting or any adjournment thereof. Forms of proxy or forms of direction returned by fax or email will not be accepted.

(4) The completion and return of an orange form of proxy or, in the case of A&L ShareSafe participants, an orange form of direction, will not preclude a member or A&L ShareSafe participant, as the case may be, from attending and voting in person at the meeting. A&L SIP participants may not attend the meeting.

(5) As an alternative to completing and returning the printed form of proxy or form of direction, you may submit your vote or direction electronically by accessing www.alliance-leicester-shareregistrars.co.uk. For security purposes, members will need to provide their investor code (**IC**) and postcode to validate the submission of their form of proxy or form of direction online. Members' individual IC is shown on the printed orange form of proxy or form of direction. For further information, see the instructions printed on the orange form of proxy or form of direction.

(6) A person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a **Nominated Person**) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the extraordinary general meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

(7) The statement of the rights of members in relation to the appointment of proxies in paragraphs 1, 2, 3, 4, and 5 above does not apply to a Nominated Person. The rights described in these paragraphs can only be exercised by registered members of the Company.

(8) Nominated Persons are reminded that they should contact the registered holder of their shares (and not the Company) on matters relating to their investments in the Company.

(9) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered on the Register of Members of the Company as at 6.00 p.m. on 14 September 2008 or, if the meeting is adjourned, on the Register of Members by 6.00 p.m. on the day two days prior to the date of any adjourned meeting shall be

entitled to attend and vote at the meeting in person or by proxy in respect of the number of shares in the Company registered in their name at that relevant time. Changes to entries on the Register of Members after 6.00 p.m. on 14 September 2008 or, if the meeting is adjourned, on the Register of Members after 6.00 p.m. on the day two days prior to the date of any adjourned meeting, will be disregarded in determining the right of any person to attend and vote at the meeting.

(10) As at 8 August 2008 (the latest practicable date prior to publication of this notice) the Company's issued ordinary share capital consists of 420,998,903 ordinary shares carrying one vote each. Therefore, the total voting rights in the Company as at 8 August 2008 are 420,998,903.

(11) In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the chairman of the meeting as its corporate representative to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll, and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the chairman is being appointed as described in (i) above.



END